exxaro

POWERING POSSIBILITY



vision

Through our innovation and growth we will be a powerful source of endless possibilities.

mission

We create unrivalled value for all stakeholders of our diversified resources business through our processes, thinking and passion.





EXXARO BELIEVES IN CREATING LEADERS AT EVERY LEVEL, ALLOWING EVERY EMPLOYEE THE FREEDOM TO GROW AND DEVELOP.

the creation of exxaro

With its revised listing on the JSE Limited in November 2006, Exxaro was a new name – but one grounded in a rich tradition of accomplishment, pace-setting awards and a clear commitment to sustainable development.

With assets of R15,2 billion, Exxaro is one of the top 40 companies on the JSE based on market capitalisation. It is a diverse group, with a portfolio spanning coal, mineral sands, base metals, industrial minerals and a significant investment in iron ore. Exxaro has operations in South Africa, Australia, Namibia and China, and a pipeline of growth projects that is arguably among the best in its peer group.

Given its diversity, prospects and focus on achieving sustainability, Exxaro is poised to change the face of mining.

THE EXXARO EXPERIENCE

At Exxaro we believe we're only as strong as our people. Their passion and imagination is our most valuable asset and helps us to see the opportunities in the market and beyond.

The dynamic working environment at Exxaro offers ample opportunity for all to grow and to develop greater skills. This way, one of the most highly qualified workforces in the country will become the leaders of our industry.

As a resources business, we understand we are the starting point of the value chain and our products affect all industries in one way or another.

We power industry and business, and create possibilities through striving to ensure that we deliver innovative and sustainable products not only for today, but for the benefit of generations to come. These innovations include safe, enjoyable working conditions for our employees, renewable energy sources for industries and a cleaner environment for everyone.

For your convenience we include the electronic annual report on a disc (and in pdf format). All financial information can be viewed on our website under the Investor Relations link.

www.exxaro.com



Cover: A haul truck in operation at Grootegeluk mine, Limpopo. Grootegeluk is one of the lowest-cost and most efficient mining operations in the world

CONTENTS



1 – 27

group in brief



28 – 77

80 – 145

governance & sustainability

supplementary financial information



154 – 269

financial statements

administration



Short-wall mining section at Matla mine, Mpumalanga

EMPOWERED TO GROW AND CONTRIBUTE

Developing and deploying our knowledge and ingenuity to achieve our vision. We focus on people, create freedom to innovate and collaborate, respect individuality, have fun and rise to challenges.

TEAMWORK

We succeed together through a climate of respect and equality.

COMMITTED TO EXCELLENCE

We take ownership, provide visible leadership and encourage collaboration, commitment and creativity for the benefit of all.

HONOUR AND RESPONSIBILITY

We speak the truth and accept accountability for our actions.

Exxaro produces an integrated annual report which details our economic, social and environmental performance. Feedback from consultation with stakeholders has determined the structure of this report, and cross-referencing guides readers to their particular areas of interest.

FOURTH-LARGEST **COAL PRODUCER** IN SOUTH AFRICA

business objectives

	Exxaro		Kumba			
	Target 2008	Actual 2007	Actual 2006	Actual 2005	Actual 2004	Actual 2003
FINANCIAL TARGETS[1]						
• Return on equity (ROE) (%)	**25**	15		33	12	12
• Return on capital employed (ROCE) (%)	**28**	23		59	17	12
• EBITDA interest cover (times)	**>4**	10		20	7	6
NON-FINANCIAL TARGETS						
• Safety						
– fatalities	**0**	5[2]	6	4	2	4
– lost-time injury frequency rate (LTIFR) (per 200 000 hours)	**0,21**	0,36	0,42	0,52	0,51	0,42
• Safety, health and environmental certification (number of operations)	**12**	9	10	10	8	2
• Employment equity						
– management (%)	**40**	36	35	32	28	20
– women (%)	**12**[3]	12	11	13	12	10
• HIV/Aids voluntary testing and counselling at pilot sites (%)	**95**[4]	30	41	54	40	
• Human resources development (% spend of payroll)	**6,0**	6,5	5,1	6,3	5,7	5,7
• Procurement from HDSA companies (%)	**40**	35	37	24	16	
• HDSA ownership (%)						
2008 (15%)[5]	**56**	56	56			
2014 (26%)[5]	**56**	56	56			

[1] *Financial targets are set with reference to a peer group of companies while actual ratios reported are based on statutory financials that have not been restated for comparative purposes. Comparable key financial ratios appear on page 4. No financial ratios are reported for 2006 as the empowerment transaction leading to the creation of Exxaro in November 2006 results in the ratios not being meaningful.*
[2] *Includes one public road fatality.*
[3] *Requirement of the Mineral and Petroleum Resources Development Act and mining charter is 10%.*
[4] *Under review.*
[5] *Requirement of the Mineral and Petroleum Resources Development Act and mining charter.*



Sample testing at KZN Sands, KwaZulu-Natal

Successful merger at operational and corporate levels of the former Kumba Resources and Eyesizwe Coal

Revenue exceeds R10 billion

Total dividend of R1,60 per share paid to shareholders, including R17 million to Exxaro's employee share incentive scheme, MPOWER

Commissioning of the 1,5Mtpa export-dedicated Inyanda coal mine

Conclusion of a 45-year agreement to supply 8,5Mtpa of power station coal to phase 1 of Eskom's new 2 400MW Medupi power station consisting of three generating units

Acquisition through subscription or participation of 6,3Mtpa export entitlement in the Richards Bay Coal Terminal (RBCT) by 2009

Socio-economic assessments completed for seven of 12 operations

Clean energy policy approved, implementation under way

Carbon footprint baseline assessments initiated at all operations and completed for head office

Smooth transition to new chief executive officer, Sipho Nkosi, with a positive response from stakeholders

Employee retention and succession strategies being implemented

	12 months ended 31 December		
	2007	**2006**	**2005**
RATIOS			
Profitability and asset management			
Return on net assets (%)	**23**	28	34
Return on ordinary shareholders' equity			
– Attributable earnings (%)	**15**	14	21
– Headline earnings (%)	**15**	13	19
Return on invested capital (%)	**19**	18	14
Return on capital employed (%)	**24**	22	16
Operating margin (%)	**14**	14	14
Solvency and liquidity			
Net financing cost cover (times) – EBIT	**7**	4	6
Net financing cost cover (times) – EBITDA	**10**	6	8
Current ratio (times)	**3**	2	2
Net debt to equity (%)	**5**	5	1,5
Net debt to earnings before interest, tax, depreciation and amortisation (times)	**0,2**	0,3	3,3
Number of years to repay interest-bearing debt	**1**	4	3

Key ratios for 2005 and 2006 have been restated to mirror the 2007 organisational configuration i.e. Eyesizwe Coal has been 100% consolidated; a 20% interest in Sishen Iron Ore Company has been equity accounted; all non-recurring accounting entries relating to the creation of Exxaro have been eliminated, and the impairment of the carrying value of the KZN Sands assets in 2006 has been excluded.


15%
Industrial Development Corporation
55%
Eyesizwe
9,5%
Eyabantu
9,5%
Tiso
11%
Basadi Ba Kopane
Anglo American plc*
BEE Holdco 52,9%
Exxaro MPOWER# 3%
Minorities (free float)
9,9%
34,2%
100%
COAL
100%
SANDS
100%
BASE METALS & INDUSTRIAL MINERALS
20%
SISHEN IRON ORE COMPANY

As at 31 December 2007

* *Held through Anglo South Africa Capital (Pty) Ltd.*

These are special purpose vehicles for shareholders in our black-owned holding company.

\# *Employee share ownership programme.*

group at a glance

BUSINESSES



COAL

Eight coal mines produce 41,3Mtpa of power station, steam and coking coal. All of the power station coal produced is supplied to the national power utility, Eskom. Grootegeluk is one of the lowest-cost and most efficient mining operations in the world, and operates the world's largest coal beneficiation complex. A strong pipeline of greenfield and expansion projects at various stages of development will result in Exxaro becoming one of the largest coal producers in South Africa.



MINERAL SANDS

Exxaro's mineral sands operations include KZN Sands in South Africa, and Australia Sands whose principal asset is a 50% share in the Tiwest joint venture with Tronox Inc. KZN Sands produced 176kt of slag while Australia Sands produced 100kt of synthetic rutile and 54kt of pigment in 2007. Once the acquisition of the Namakwa Sands operation on the west coast of South Africa is finalised, Exxaro will be one of the world's largest suppliers of titanium dioxide feedstock and zircon.



BASE METALS & INDUSTRIAL MINERALS

The Rosh Pinah zinc/lead mine in southern Namibia and the Zincor electrolytic refinery in Gauteng comprise one of the few integrated zinc mining and refinery operations in the world. Zincor is also a low-cost producer of zinc metal. Exxaro has an interest in the Chifeng zinc refinery in China. During the year, Rosh Pinah and Zincor produced 95kt of zinc concentrate and 101kt of zinc metal respectively. A dedicated plant in Pretoria manufactures high-quality, gas-atomised ferrosilicon, whilst the Glen Douglas dolomite quarry provides a range of products for the steel, construction and agricultural sectors.

INVESTMENTS | **IRON ORE**

Exxaro holds 20% of Sishen Iron Ore Company (Pty) Limited. The company operates the Sishen and Thabazimbi mines, producing some 32,4Mtpa of lumpy and fine iron ore, two-thirds of which is exported. Sishen is one of the largest single open-pit mines in the world, known for its high grade and consistent product quality.

OPERATION	REGIONAL LOCATION	OWNERSHIP	PRODUCTS	SALES 000 TONNES	% EXPORTS
Grootegeluk mine	Limpopo	Division of Exxaro Coal (Pty) Limited	Power station coal (Eskom)	14 587	
			Semi-soft coking coal	2 547	23
			Steam coal	1 459	9
Leeuwpan mine	Mpumalanga	Division of Exxaro Coal (Pty) Limited	Power station coal (Eskom)	965	
			Steam coal	1 348	20
Tshikondeni mine	Limpopo	Division of Exxaro Coal (Pty) Limited	Coking coal (ArcelorMittal)	449	
Arnot mine	Mpumalanga	Division of Eyesizwe Coal (Pty) Limited	Power station coal (Eskom)	3 702	
Matla mine	Mpumalanga	Division of Eyesizwe Coal (Pty) Limited	Power station coal (Eskom)	12 997	
New Clydesdale mine[1]	Mpumalanga	Division of Eyesizwe Coal (Pty) Limited	Power station coal (Eskom)	120	
			Steam coal	862	96
North Block Complex	Mpumalanga	Division of Eyesizwe Coal (Pty) Limited	Power station coal (Eskom)	1 855	
			Steam coal	393	
Mineral sands - South Africa	KwaZulu-Natal	Subsidiaries of Exxaro Resources Limited	Zircon	27	93
			Rutile	18	97
			Ilmenite	50	100
			Chloride slag	163	100
			Sulphate slag	29	100
			Low manganese pig iron (LMPI)	91	66
Mineral sands - Australia[2]	Western Australia	Subsidiary of Exarro Resources Limited	Zircon	29	100
			Rutile	16	100
			Ilmenite	20	100
			Synthetic rutile	57	100
			Leucoxene	17	100
Zincor refinery	Gauteng	Division of Exxaro Base Metals (Pty) Limited	Zinc metal	99	6
			Sulphuric acid	133	7
Rosh Pinah mine	Namibia	Subsidiary of Exxaro Base Metals (Namibia) (Pty) Limited (93,9%)	Zinc concentrate	97	100
			Lead concentrate	19	100
Chifeng refinery[3]	China	Associate (22%)	Zinc metal	23	100
			Sulphuric acid	14	100
Glen Douglas mine	Gauteng	Subsidiary of Exxaro Resources Limited	Dolomite	548	
			Aggregate	740	
			Lime	57	
FerroAlloys	Gauteng	Subsidiary of Exxaro Resources Limited	Atomised ferrosilicon	6	
Sishen mine	Northern Cape	Division of Sishen Iron Ore Company (Pty) Limited	Lump ore	18 341	74
			Fine ore	12 146	88
Thabazimbi mine	Limpopo	Division of Sishen Iron Ore Company (Pty) Limited	Lump ore	1 077	
			Fine ore	1 339	

[1] *Run-of-mine tonnage from Inyanda mine was beneficiated at New Clydesdale and is reported as part of this mine's total.*
[2] *Production tonnes disclosed reflect Exxaro Australia Sands' 50% interest in the Tiwest joint venture.*
[3] *Sales tonnes disclosed represent the effective interest in the physical information of the Chifeng (Hongye) refinery.*

THE ONLY INTEGRATED **ZINC** PRODUCER IN SOUTH AFRICA

geographical locations


19
16
20
AFRICA
Perth
18
12

COAL

1 Grootegeluk
2 Leeuwpan
3 Arnot
4 Matla
5 North Block Complex (NBC)
6 New Clydesdale
7 Tshikondeni
8 Belfast
9 Mmamabula Central
10 Eerstelingsfontein
11 Inyanda
12 Moranbah South
13 Mafube
14 RBCT Phase V



Beneficiation plant at Grootegeluk mine which produces power station, semi-soft coking and steam coal



9
7
1
25
25
14
15
24
17



MPUMALANGA
Middelburg
23
21
22
UTENG
Witbank
5
8
10
6
11
3
4
2
13

Detailed maps on pages 62-64

■ Operations ● Growth projects ▲ Representative offices

	MINERAL SANDS
15	KZN Sands
16	Toliara Sands
17	Namakwa Sands
18	Australia Sands

	BASE METALS AND INDUSTRIAL MINERALS
19	Chifeng Zinc Refinery
20	Rosh Pinah
21	Zincor
22	Glen Douglas
23	FerroAlloys
24	Black Mountain
25	Sishen Iron Ore Company



A conveyor carrying coal from Grootegeluk mine to Eskom's Matimba power station near Lephalale, Limpopo

we create value for all stakeholders

CASH DISBURSED AMONG STAKEHOLDERS 2007



7%
6%
14%
73%

CASH DISBURSED AMONG STAKEHOLDERS 2006



29%
42%
24%
5%

- Remunerate employee for service
- Pay direct taxes to the state
- Provide lenders with a return on borrowings
- Provide shareholders with cash dividends

Comprehensive cash value-added statements on page 150

- **We have a multi-stakeholder approach to business**
  - Track record of value release for shareholders
  - Proud to be an employer of choice
  - Commitment to communities where we operate
  - Supporting national initiatives
- **Exemplary corporate governance is a hallmark of our business philosophy**

See page 80



Hydraulic mining at KZN Sands, KwaZulu-Natal. In 2007, it is estimated that Exxaro trained more than 10% of all South Africa's artisans and more than 26% of its mining engineers (Page 122)

comparable group review at a glance

	12-months ended 31 December		
	2007 Audited Rm	**2006 Unaudited Rm**	**2005 Unaudited Rm**
INCOME STATEMENTS			
Revenue	**10 157**	8 814	7 248
Net operating profit	**1 444**	1 261	994
Net financing costs[1]	**(215)**	(315)	(173)
Investment and equity accounted income	**730**	638	417
Taxation[2]	**(512)**	(595)	(321)
Minority interest	**(20)**	(27)	(61)
Reconciling items to headline earnings	**21**	(69)	(76)
Headline earnings	**1 448**	893	780
Headline earnings per share (cents)	**425**	285	256
Average realised exchange rate on export sales (R/US$)	**7,23**	6,76	6,36
CASH FLOW STATEMENTS			
Cash flows from operating activities	**1 507**	(1 003)	332
Cash flows from investing activities	**(1 119)**	(729)	(3 550)
Cash flows from financing activities	**(453)**	2 260	3 521
Net (decrease)/increase in cash and cash equivalents	**(65)**	528	303

[1] *Split of net financing cost for 2005 and 2006 based on the assumption that Exxaro incurred the majority of external borrowings as SIOC was cash positive.*

[2] *Split of taxation charge for 2005 and 2006 based on the assumption that STC incurred on dividend declarations was borne by Exxaro.*

	At 31 December		
	2007 Audited Rm	2006 Unaudited Rm	2005 Unaudited Rm
GROUP BALANCE SHEETS			
Assets			
Non-current assets			
Property, plant and equipment	**8 235**	8 367	7 714
Biological assets	**30**	26	28
Intangible assets	**73**	69	61
Investments in associates and joint ventures	**757**	384	513
Deferred taxation	**732**	521	339
Financial assets	**1 031**	693	307
Current assets			
Cash and cash equivalents	**850**	1 367	889
Inventories, trade and other receivables	**3 462**	3 054	2 441
Non-current assets classified as held-for-sale	**2**	2	11
Total assets	15 175	14 483	12 303
Equity and liabilities			
Capital and reserves			
Equity attributable to equity holders of the parent	**9 804**	9 160	4 178
Minority interest	**19**	27	9
Total equity	**9 823**	9 187	4 187
Non-current liabilities			
Interest-bearing borrowings	**1 259**	1 214	5 139
Other long-term payables			
Non-current provisions	**1 329**	931	643
Deferred taxation	**1 077**	1 116	502
Current liabilities			
Interest-bearing borrowings	**74**	613	549
Trade and other payables and provisions	**1 613**	1 422	1 283
Total equity and liabilities	**15 175**	14 483	12 303
Net debt	**483**	460	4 799
ANALYSIS PER SHARE			
Number of shares in issue (million)	**353**	351	306
Weighted average number of shares in issue (million)	**341**	313	304
Earnings per ordinary share			
– Attributable earnings (cents)	**418**	307	282
– Headline earnings (cents)	**425**	285	256
Dividend declared per ordinary share (cents)	**160**	525	470
Dividend cover (times) – based on headline earnings	**2,66**	0,54	0,55
Net asset value per ordinary share (cents)	**2 778**	2 610	1 365
Attributable cash flow per ordinary share (cents)	**440**	(328)	107

Supplementary information is compiled using the following assumptions to achieve comparability:

- The empowerment transaction resulting in the creation of Exxaro was effective from 1 January 2005.
- Eyesizwe Coal was fully consolidated from 1 January 2005.
- The 20% equity interest in Sishen Iron Ore Company was equity accounted from 1 January 2005.
- All non-recurring accounting entries associated with the transaction that led to the creation of Exxaro have been eliminated.
- The impairment in 2006 of the carrying value of the KZN Sands assets, has been excluded.

summary of business operations

000 tonnes	2007	2006	2005	2004	2003
	12 months ended 31 December				
COAL					
Coking coal					
Production					
Grootegeluk	2 499	2 133	1 859	1 972	1 781
Tshikondeni	463	363	414	437	381
Total	2 962	2 496	2 273	2 409	2 162
Power station coal (Eskom)					
Production[1]					
Grootegeluk	**14 510**	14 268	14 060	14 017	13 869
Leeuwpan	**956**	921	513	366	
Matla[1]	**13 030**	13 613			
Arnot[1]	**3 702**	3 985			
New Clydesdale[1]	**156**	331			
North Block Complex[1]	**1 892**	1 481			
Total	**34 246**	34 599	14 573	14 383	13 869
Steam coal					
Production	4 112	4 665	2 993	2 652	2 933
Grootegeluk	**1 486**	1 585	1 551	1 403	1 323
Leeuwpan	**1 421**	1 504	1 442	1 249	1 610
New Clydesdale[1]	**814**	1 107			
North Block Complex[1]	**391**	469			
Total coal production	41 320	41 760	19 839	19 444	18 964
MINERAL SANDS - SOUTH AFRICA					
Production					
– Ilmenite	**337**	319	356	262	176
– Zircon	34	50	47	49	50
– Rutile	**17**	25	23	20	17
– Pig iron	**90**	75	89	63	25
– Scrap pig iron	**20**	10	8	5	6
– Chloride slag	**150**	134	134	96	27
– Sulphate slag	**26**	36	30	40	20

000 tonnes	2007	2006	2005	2004	2003
	12 months ended 31 December				
MINERAL SANDS – AUSTRALIA[2]					
Production					
– Ilmenite	**216**	227	220	236	217
– Zircon	**33**	36	35	38	40
– Rutile	**17**	18	16	18	17
– Synthetic rutile	**100**	98	111	112	97
– Leucoxene	**16**	14	12	11	16
– Pigment	**54**	54	53	53	48
BASE METALS					
Production					
Rosh Pinah (zinc concentrate)	**95**	104	126	124	108
Zincor (zinc metal)	**101**	90	102	104	111
Zincor (sulphuric acid)	**147**	142	168	169	173
Chifeng (zinc metal)[3]	**23**	16	15	12	3
Rosh Pinah (lead concentrate)	**22**	21	25	27	31
INDUSTRIAL MINERALS					
Glen Douglas					
Production					
Metallurgical dolomite	**543**	661	689	653	668
Aggregate	**749**	672	666	705	579
Lime	**54**	59	26	73	76
FerroAlloys					
Production					
Atomised ferrosilicon	**6**	6	6	6	5
IRON ORE					
Production					
Sishen[4]	**5 946**	5 738	28 458	27 609	27 110
Thabazimbi[4]	**535**	484	2 529	2 503	2 484
Total	**6 481**	6 222	30 987	30 112	29 594

[1] *Physical information includes Eyesizwe Coal mines for 12 months in 2006 even though only acquired effective 1 November 2006.*
[2] *Physical information reflects Exxaro Australia Sands' 50% interest in the Tiwest joint venture with Tronox Incorporated, Western Australia.*
[3] *Physical information represents the effective interest in Chifeng (Hongye) refinery.*
[4] *Physical information for 2006 and 2007 reflects Exxaro's 20% interest in SIOC.*



... innovation and collaboration

CREATING THE FREEDOM
TO INNOVATE AND
COLLABORATE, RISING
TO CHALLENGES FOR THE
BENEFIT OF ALL

Thomas Masango, shuttle car operator, loading coal at North Block Complex's underground operation



approach to sustainable development

Sustainability is defined as the capacity for continuance into the long-term future. By contrast, **sustainable development** is the process by which we move towards sustainability.

Philosophy

As a resources group, our challenge is to demonstrate that the way we approach our business contributes to sustainable development. This means finding that perfect balance between the opportunities for growth and development that responsible citizenship presents and ensuring that the social, environmental and economic impacts of mining – positive and negative – are managed in a transparent and accountable manner.

In Exxaro, sustainable development has been refined to support the group's strategy of consolidation, optimisation and innovation. Underpinned by an analysis of the business case for sustainable development and the triple bottom-line drivers in each area, our approach is determined by formal charters that define our goals and commitment to stakeholders. These charters are, in turn, guided by South African legislation, recommendations on corporate governance, the JSE Socially Responsible Investment index requirements and international benchmarks such as the Global Reporting Initiative (GRI) and its sectoral supplements, the United Nations Global Compact, and the International Council on Mining and Metals. In line with our commitment, sustainability is an integral performance indicator in the economic, social and environmental aspects of our business.

We believe that reporting on sustainable development is integral to our fiduciary duty to shareholders and, by extension, to stakeholders. In providing the assurance that Exxaro is a well-run and credible group, with sound longer-term prospects, our stakeholders need to understand the coherent process that underpins the way we do business: from the strategy that drives our group, to our understanding of the risks and issues that may impede that strategy and the commitment of our management teams to achieving our goals. In consolidating the elements relevant to Exxaro, we gave equal emphasis to strategy and sustainable development, acknowledging that our success rests on their interdependence.

Exxaro's approach is to incrementally move beyond reporting on legal compliance to comprehensive sustainability reporting. This requires an understanding of legislative requirements, international and other protocols and industry-specific targets (some of which are illustrated below) to ensure the necessary systems and processes are in place to facilitate meaningful reporting standards.

GOOD CORPORATE CITIZENSHIP IMPERATIVE INCLUDES:

SOUTH AFRICAN LEGAL COMPLIANCE	PROTOCOLS
• The constitution	• International Council on Mining & Metals (ICMM)
• Biodiversity management acts	• United Nations Global Compact
• Pollution and waste management acts	• Global Reporting Initiative (GRI)
• Mineral and Petroleum Resources Development Act	• FTSE 4 Good
• Various labour legislation	• JSE – SRI index
• Employment Equity Act	• King II report on corporate governance
• Broad-based black economic empowerment	
• Skills Development Act	

Sustainability – based on strategy and national priorities

Several years ago – before Exxaro's formation but consistent with the philosophy that underpins this group – we initiated a process of understanding what sustainability meant for our business.

The exercise entailed one-on-one interviews with key decision makers, leading to a strategic framework of key elements, set out on page 19. This framework remains relevant to Exxaro and formed the basis of the implementation model shown on page 23. This model is reviewed regularly.

Key elements of Exxaro's sustainability framework

AREA	KEY ISSUES	PROGRESS
Social impact management	Direct and indirect effects on community and society (operations, social stability and influence on family life, housing and living conditions).	*Seven socio-economic assessments completed. In 2008, the focus will be on completing the outstanding five assessments and implementing management action plans in response to identified stakeholder issues.*
Employment equity	Equitable recruitment and employment practices to meet legislative targets for employing and developing individuals from designated groups.	*At the end of 2007, designated groups represented 36% of Exxaro's management and 14% of these positions were held by women. Exxaro is well on track to achieve its 2008 targets of 40% for management overall.*
Natural environment	Understanding our impact on the physical environment and conforming to nationally and internationally recognised standards, policies and measures to address detrimental environmental effects, and ensure sustainable development of our operations.	*Environmental impact assessments have been completed or are under way for the majority of operations. Results will be incorporated into site environmental management systems.* *We are consolidating data systems throughout the group, and will continue the process as we integrate Namakwa Sands in 2008. Key issues have been identified for major operations and this process will be rolled out to other operations in 2008.* See pages 25 and 101 *for elements to be managed.*
Ownership and control by historically disadvantaged South Africans	Managing the black economic empowerment imperative in South Africa through ownership control and management participation.	*With 56% of the group owned by black shareholders, including our own employees, Exxaro has exceeded this target. Previously disadvantaged Exxaro employees own 3% of the group, and 36% of management comprises HDSAs.*
Stakeholder engagement	Implementing effective and transparent engagement, communication and independently verified reporting arrangements with stakeholders.	*Stakeholder engagement plans were completed for every operation. Ongoing interaction will ensure the group remains abreast of changing stakeholder needs. Our stakeholder engagement has further been enhanced with the development of a stakeholder management system.*
Natural resource management	Responsible use of non-renewable mineral and other natural resources.	*Dedicated specialist unit established to intensify focus on addressing risks and impacts.*

approach to sustainable development continued

AREA	KEY ISSUES	PROGRESS
Business sustainability	Ensuring our long-term financial viability; contributing value to all stakeholders; and accounting for the distribution of value created through business activities.	*The integration of former Kumba Resources and Eyesizwe Coal operations has been successful to date. The integration of systems, processes and policies will take a little longer, as anticipated in the business planning that preceded Exxaro's listing.*
Mine closure	Our aim is to leave self-sufficient communities after mine closure with appropriate infrastructure, skilled people and rehabilitated land.	*Results from the most recent closure plan to date - Durnacol mine in rural KwaZulu-Natal - have been excellent. The success in rehabilitating Hlobane mine has received worldwide recognition. Extensive consultation between all stakeholders has resulted in a sustainable community with the infrastructure, skills and determination to succeed. Closure plans for current operations are developed and reviewed against prevailing life-of-mine plans and current best practice.*
Social development/ national social priorities	In balancing our interests with those of our stakeholders, specific areas are guided by the social needs of the community, and by the national priorities of society at large, including: • Education, training and skills development • Healthcare promotion, particularly HIV/ Aids programmes • Job creation • SMME (small, medium and micro enterprises) and other business opportunity development • Conservation of the environment, including awareness programmes • Infrastructure development, including schools, clinics, potable water, sanitation, etc.	*Social and labour plans have been submitted to the authorities for most operations. Similar plans are being developed for the remaining operations, which will be submitted by April 2008. In 2007, 58 projects were completed at various operations at a cost of R22 million.*
HIV/Aids	Approaching the pandemic on two levels: as a workplace issue (specifically preventative, educational and clinical support practices including anti-retrovirals) and as a community issue.	*By the end of 2007, some 30% of the total workforce had participated in voluntary counselling and testing (VCT). In 2007, 1 889 people attended awareness sessions, 1 784 participated in VCT and 145 tested positive. Over 240 people are on anti-retroviral treatment (ART).*

AREA	KEY ISSUES	PROGRESS
Health and safety in the work environment	Exceeding legislative compliance on workplace conditions for employees to facilitate greater satisfaction, efficiency and productivity.	*Nine of the group's 12 operations have achieved OSHAS 18001 certification. In 2008, the focus will be on certifying our remaining operations.*
Labour relations	Managing the relationship with our employees and their representatives, to foster appropriate engagement, a climate of trust and widespread participation on issues of mutual interest.	*Some 60% of the Exxaro group's employees are members of five recognised unions.*
Corporate governance	The extent and sophistication of Exxaro's board, executive management and governance structures supporting our practice of triple bottom-line risk management.	*Exxaro subscribes to the spirit and principles of the King Report on Corporate Governance (King II) (page 80).*
Human resource development	The range and extent of training and skills development practices, moving beyond current job training requirements to include future and potential work orientation, personal skills development, and training in corporate citizenship and sustainable development.	*Exxaro spent 6,5% of total payroll on human resources development in 2007, above its own target of 6% and well above the mining industry average of 3,4%. This translated into 66% of our workforce receiving an average of 27 hours of training during the review period (page 121). In line with our commitment to encourage our people to become literate and numerate (NQF level 1 and higher qualification), 66% of Exxaro employees have at least an NQF level 1 qualification.*
Shareholders' rights	Equal treatment of all shareholders and protecting their rights • specifically minority shareholders • through equal, accurate and timely disclosure.	*The group has programmes and guidelines for providing detailed information to shareholders through formal and informal communication channels and media.*
Supplier relations/ developmental procurement	Managing procurement processes and nurturing small enterprises and disadvantaged individuals, developing suppliers through preferential procurement.	*Small enterprises are exposed to a variety of opportunities in Exxaro to accelerate their diversification process along the commodity value chain.*

approach to sustainable development continued

AREA	KEY ISSUES	PROGRESS
Human rights	Ensuring basic human rights are respected by all direct operations.	*Exxaro complies with all applicable labour legislation in South Africa and with International Labour Organisation guidelines. Accordingly the group encourages freedom of association and collective bargaining, and ensures that child labour and forced or compulsory labour are not tolerated. Induction programmes ensure employees are educated about their rights. Policies on discrimination, harassment and racism are in place, as are structures to protect employees' rights in the workplace.*
Product stewardship	Managing the impact of our products or services on the marketplace and society at large.	*Exxaro is developing policies to manage this element in line with accepted practice.*
Supply chain compliance	Ensuring business partners in our supply chain are themselves responsible corporate citizens.	*Exxaro's tender criteria include legislative compliance and good corporate citizenship standards by prospective suppliers and an integrated supplier engagement process is in place.*
Leadership in sustainability	Demonstrating our leading role in promoting and implementing corporate citizenship and sustainability as a business philosophy in our industry peer group, in our sector of operation, in our country and against international benchmarks and standards.	*Exxaro's manager of corporate sustainable development serves as the Africa business representative on the Global Reporting Initiative, on Unisa's Centre for Corporate Citizenship and on the African Institute for Corporate Citizenship. Exxaro is also sponsoring a chair in business and climate change at the University of South Africa.*

STRUCTURE AND MODEL FOR IMPLEMENTING SUSTAINABLE DEVELOPMENT

Managing sustainability into the future

Following the formation of Exxaro, a decision was taken to form a sustainable development steering committee of senior managers. The intention is to give impetus to efforts to manage all key impacts faced by the new group in a proactive and consistent manner.

Five task teams that support the work of the steering committee have been formed. These task teams (graphically represented below) are mandated to manage the major thrusts, namely energy and climate change; safety, health, and environmental stewardship; stakeholder relations; and human resources management and governance.

This structure will be replicated at each operation to ensure that all the aspects listed on page 24 and 25 are properly managed. In future reports, Exxaro intends to detail progress on these aspects.



ENERGY AND CLIMATE CHANGE
• Clean energy
• Alternative energy
• Energy efficiency
STAKEHOLDERS
• Shareholder rights
• Community issues
• Suppliers' issues
• Customers' issues
LEADERSHIP AND COMMUNICATION
HUMAN RESOURCES
• Workplace issues
• Governance issues
SAFETY, HEALTH & ENVIRONMENTAL STEWARDSHIP
• Natural resource management (water, land, air, waste)
• Rehabilitation management

SUSTAINABLE DEVELOPMENT MODEL - MAJOR THRUSTS

In implementing this model, which was formally approved after year end, workshops were held across the group's central support departments to identify key issues for triple bottom-line reporting in a process founded on the group strategy and closely aligned with risk identification and management. These workshops will be extended to our operations in 2008.

Practically, and in a top-down/bottom-up process, strategic direction is provided by the sustainable development steering committee, reporting to the executive committee and board. Teams at each operation and Exxaro's support departments implement and monitor initiatives, and report to the steering committee. This creates a virtual circle of development that is both sustainable and meaningful because it responds to identified needs.

Many of these aspects (listed overleaf) are already well developed. Equally, while some are limited to a specific area of the triple bottom-line, others span two or three areas and highlight the interaction between operations and support services. As Exxaro's sustainable development model is implemented and appropriate cross-departmental structures to manage each aspect entrenched, longer-term aspects will be incorporated.

ASPECTS

Zero harm

Programme to ensure zero fatalities

Identify and set targets to reduce the number of significant environmental incidents

No transgressions of the principles embodied in the UN Universal Declaration of Human Rights

Legal compliance

Zero fines and prosecutions

Management systems

All operations to undertake annual self-assessments against Exxaro health, safety, environment and community management standards and develop plans and target dates to conform to standards

All operations to obtain and maintain International Standards Organisation 14001 and 18001 certification

All operations to have an effective stakeholder management system as per Accountability AA1000SES standard

Risk Management

Risk registers (finance and sustainable development risks) to be in place and maintained at all operations and at Exxaro corporate centre

Health

All operations to implement a baseline survey on occupational exposure hazards and establish occupational monitoring and health surveillance programmes

All operations to establish annual reduction in exposures above occupational exposure limits, expressed as percentage of workforce

All operations to establish targeted reduction in incidence of occupational disease and target dates

Safety

All operations to establish targeted reduction in LTIFR (excluding first aid treatments) by targeted date

Environment

Energy and greenhouse gas management

Identify and set targets for all operations with carbon dioxide (CO_2) equivalent emissions above pre-determined level to have and maintain energy conservation plans and targets

Identify and set targets for all operations with CO_2 equivalent emissions above pre-determined level to have and maintain greenhouse gas management plans and targets

All operations to develop programmes and targets for alternative, cleaner energy

Aggregate group target for reduction in greenhouse gas emissions per unit of production to be developed

Water

Identify and set targets for all operations that consume fresh water in line with water management plans

Aggregate group target to reduce fresh water consumption per unit of production to be developed

All operations to establish level of water contamination

Aggregate group target to reduce water contamination to be developed

ASPECTS

Waste

All operations to develop and maintain waste minimisation programmes

Aggregate group target to reduce waste (excluding recycled and mining-related materials, such as waste rock, tailings, coal rejects and slag) per unit of production to be developed

Land management

All operations to have and maintain land management plans to protect and enhance agreed beneficial uses

All operations to identify biodiversity risks and implement biodiversity management and closure plans

Product stewardship

Life-cycle assessments prepared for all major Exxaro products (incorporating participation in industry programmes where appropriate)

Community

All operations to prepare public sustainable development reports (including incidents, community complaints and operation-specific emissions) annually

All operations to conduct and maintain socio-economic and environmental impact survey with inputs from relevant stakeholders

All operations to have and maintain a stakeholder management database and plan, including community engagement plan

Aggregate contribution to community programmes, including in-kind support, of a target of at least 1% of net operating profit after tax

Aggregate contribution to enterprise development of a target of 3% of net operating profit after tax

Community health programmes to help local communities fight major diseases such as HIV/Aids and malaria

Our people

All operations to have and maintain a talent management plan for all grading levels to increase and retain skilled people in the local community

All operations to set and achieve race, gender and disability targets as stipulated by the mining charter

All hostel employees to be accommodated in single or family units

All operations and corporate centre to have an approved workplace skills plan and submit an annual training report

All operations to roll-out an HIV/Aids management plan based on corporate strategy and targets

All operations to implement a wellness plan that includes nutrition, injury management, employee counselling and health promotion

Procurement

Developmental procurement – all operations to set annual targets to increase local historically disadvantaged South African (HDSA) procurement services according to corporate policy

Corporate governance

Company to have policy and procedures to satisfy King II

Process to engage with stakeholders and apply international standards

For the review period, Exxaro reports against the revised GRI guidelines, issued in 2006 and referred to as G3 to differentiate them from GRI's 2002 guidelines. In addition to the revised scope of the G3 indicators, we are integrating the former Kumba Resources and Eyesizwe Coal operations, and in future Namakwa Sands. The focus therefore is on standardising data collection and analysis for meaningful reporting that complies with King II and the new GRI guidelines. As such, Exxaro has not declared a GRI application level for 2007, but will do so in the 2008 annual report.

Exxaro qualified for inclusion in the JSE's reviewed SRI index in November 2007. This index assesses the performance of companies in relation to economic, environmental and social sustainability as well as corporate governance.

We initiated several innovative practices in preparing to report to stakeholders for the 2007 financial year - our first full year as Exxaro:

- To remain abreast of the changing needs of our stakeholders and the impact of our operations and initiatives, seven Exxaro operations completed comprehensive socio-economic assessments of their sustainable development footprints and management responses to identified impacts. The remaining five assessments are under way.
- Issues raised during the internal workshops were presented to a representative stakeholder panel (from government departments to analysts, community members and organised labour) convened by an independent third party, African Institute for Corporate Citizenship (AICC). The aim was to elicit stakeholder feedback on whether we are covering the issues of concern (or materiality of reporting) to individual panel members, and to obtain feedback on the completeness of this reporting. The AICC report appears on page 135. This approach is in line with the standard set by AA1000SES.

  Where possible, additional issues raised by the panel have been incorporated in this report.

We believe this process will over time ensure that Exxaro reports provide a measurable indicator of progress and underscores our commitment to stakeholder engagement.

Sustainable development assurance - broad-based verification

Exxaro has internal systems to record and monitor the quality (accuracy, fullness and consistency) of management information and any data gaps in the group. These are continually assessed and improved, aiming for best practice.

In line with our commitment to the triple bottom-line, an integral part of reporting to stakeholders is assurance on the quality of disclosure. Previous integrated annual reports have been externally assured, albeit on a limited range of elements. In this report, we have extended our approach to assurance by commissioning a more in-depth external assurance by KPMG (page 132). We have also initiated a more qualitative approach by including a range of stakeholders in a formal panel in the process of identifying issues for comprehensive coverage (page 135). The recommendations of both third parties have been noted and will form part of the implementation of our sustainable development model.

In addition, our previous integrated annual report (Kumba Resources 2005) was externally assessed by KPMG. Our report was compared to a basket of internationally and locally relevant triple bottom-line reporting guidelines, such as the GRI G3 reporting framework and report assessment methods.

Scope of sustainable development elements of the report

In this report, we have concentrated on former Kumba Resources operations while we integrate reporting systems from former Eyesizwe Coal operations.

This report also excludes the following operations where we do not exercise management control:

- Australia Sands – Australia Sands' principal asset is its 50% ownership in the Tiwest joint venture with Tronox Incorporated.
- Chifeng Refinery – As a first step for potential investment in China, Exxaro established an equity joint venture with an existing refinery facility. Exxaro has a 38% shareholding in Phase 2, and a 25% interest in Phase 3 of this venture, resulting in an effective 22% economic interest in the expanded operation.

Exxaro has representatives at Chifeng and Australia operations to influence and advise on sustainable development matters.

A remarkable first year, characterised by the willingness and ability of all our people to change, and the smooth integration of two sizeable groups.



SIPHO NKOSI
CHIEF EXECUTIVE OFFICER

HIGHLIGHTS

R10,16 billion

15% increase in revenue

Consolidating **leading** position in our commodity businesses

Poised to realise **coal growth**

100% acquisition

of Namakwa Sands and 26% interest in Black Mountain/Gamsberg

Exxaro's first full year of operation was remarkable for a number of reasons: following the conclusion of a significant black economic empowerment transaction in November 2006, we established the Exxaro brand across southern Africa. In the process, we empowered some 8 000 employees who now own 3% of Exxaro – and who watched the benefits of being shareholders unfold as our share price rose from R58,50 on listing to R107,00 in December 2007.

The process of integrating the former Kumba Resources and Eyesizwe Coal operations to form Exxaro has been smooth and overwhelmingly positive, although it will take a little more time to fully integrate people, processes and operations. More importantly, what this process has highlighted is the innate ability of all Exxaro's people to adapt, a vital component of success in an era of ongoing change.

Powering possibility

While the highlights of our first year are detailed on page 3, I believe that the following underscore the potential to power possibility that is becoming the hallmark of this company and its top-calibre professionals:

- While we recorded five fatalities this year – four on-mine and one public road incident (page 97) – excellent safety performances were achieved at Inyanda, Leeuwpan, FerroAlloys, Alloystream, Research and Development and Durnacol. FerroAlloys, in particular, has had no injuries since May 2006, while Zincor achieved 480 lost-time injury-free days and our Research and Development unit reached its target of 730 lost-time injury-free days. We are creating a safer work environment by implementing systems, processes and standards to ensure safety becomes a habit for every Exxaro employee, and a pervasive awareness of both personal safety and the safety of colleagues. We extend our deepest condolences to the families, friends and colleagues of the deceased.
- We received shareholder approval to acquire Namakwa Sands and an interest in the Black Mountain mine/Gamsberg project.
- The Inyanda mine sod-turning ceremony in July 2007 followed the fast-tracking of that mine's development to add value and support the New Clydesdale mine after closure of its underground workings. Board approval was received for the R136 million Diepspruit project to produce 1,3Mtpa run-of-mine coal for beneficiation at New Clydesdale to supply the export market.
- We achieved an R89-million turnaround of the North Block Complex by mining block C, negotiating better prices with Eskom and increasing sales volumes to key customers.
- We secured Phase I of the new Medupi power station off-take agreement with Eskom as the first major building block of our Waterberg development strategy.
- We increased our export allocation through Richards Bay Coal Terminal to 6,3Mtpa (effective end 2009) in line with our strategy of diversifying our market.
- Exploration at Rosh Pinah has added seven years to the mine's life.
- Cooljarloo mine in Australia successfully replaced the outer shell of the floating feed preparation unit *in situ*: a world first for the industry that took 14 days versus a dry-dock approach that would have taken three months.
- Our shareholder structure changed during the year when Anglo American reduced its shareholding to just below 10%, which pleasingly increased our free float to above 34%.
- We have made significant progress in enlarging participation by Namibian citizens in our Rosh Pinah mine.

- Exxaro's research and development is at the forefront of innovation in creating excellent competencies in terms of equipment, people and knowledge – our R&D team has implemented the first phase of a highly capable mineralogy facility to support Namakwa Sands and other mineral sands projects and operations.
- Grootegeluk's technicians won a national award for the computer software program they developed for plant automation.
- Exxaro's employee newsletter, xxplore, won a trophy for excellence in communication skills in the publication category of the International Association of Business Communicators' Africa Quill Awards.

Our first year was, however, not without its challenges:
- The closure of the Vaalkrantz South underground operations at New Clydesdale and subsequent production losses that were mitigated by fast-tracking Inyanda.
- The reclaimer collapse at Leeuwpan due to structural failure in September, but which was mitigated by excellent contingency plans.
- Although we experienced 85% of cold feed capacity at our mineral sands smelter operations in KwaZulu-Natal, this still falls short of design capacity. In addition to existing improvement initiatives, we plan to review technology employed at the furnaces in the year ahead to further improve furnace performance.
- The three-week industrial strike at Rosh Pinah which affected production volumes.
- The shortage of skills, especially artisan and miner categories.
- The process for obtaining new mining rights and conversion into new-order rights, which:
  - lowered production volumes and increased costs due to higher stripping ratios as the Weltevreden reserve extension at Leeuwpan could not be mined.
  - reduced mining options and complicated mining activities at Hillendale mine as the Braeburn deposits could not be accessed.
  - delayed planned construction of the Fairbreeze mine required to supply ilmenite to the Empangeni smelter in future.
- The persistent strong Australian dollar affected the profitability of our Australian Sands business.

Safety

Overall, the year 2007 has been a particularly dismal period for safety, with an unacceptable number of deaths across the industry, resulting in protest action by organised labour and an inquiry commissioned by the President of South Africa.

Health, safety, sustainability and productivity are key challenges facing the mining industry in South Africa which the Chamber of Mines is addressing through a number of initiatives, and to which Exxaro is fully committed.

Safety heads the list of priorities for Exxaro, and one of my key tasks is to ensure that we make tangible progress towards the collective goal of zero fatalities and harm.

Exxaro reviewed its SHE strategy during the year – to integrate the most effective elements of previous plans into a single strategy for the group and to support its commitment to a working environment that is both fatality-and injury-free by reducing exposure to workplace hazards. As part of our awareness and continuous improvement programme, we organise and sponsor a biennial industry-wide SHE conference (2007 was the fourth such conference) during which industry stakeholders, our management and employees interact to advance SHE objectives across the mining industry and share best practices locally and internationally. The outcome was a strategy that prioritised aspects of safety, health and environment. The implementation of each of the legs of this strategy will be monitored quarterly.

Business environment

Robust commodity prices and sustained global economic growth characterised the review period, albeit dampened in the final months by economic developments in the United States and their concomitant impact on global markets.

In South Africa economic growth remained strong, reflected in the unprecedented levels of infrastructural development and capacity expansions across a range of key sectors.

Arguably the most important of these is energy where South Africa's power utility, Eskom, is rolling out its largest infrastructural expansion in decades to meet the country's spiralling power needs. As one of Eskom's largest suppliers, Exxaro has an important role in supplying product for coal-fired power stations, facilitating the development of clean energy technology (page 106) and helping to solve the energy conundrum South Africa is facing. Transport and logistics are other key sectors underpinning national economic development. Exxaro fully supports the capacity expansions and infrastructural upgrades under way by the state-owned transport utility, Transnet, and is actively participating in the expansion of export facilities through Richards Bay Coal Terminal.

Legislation

In recent years, South Africa has introduced significant and wide-ranging legislation governing the mining industry, most specifically the Mineral and Petroleum Resources Development Act (MPRDA), the mining charter and its attendant scorecard, and the draft royalty bill which is in the final stages of drafting and comment.

Exxaro fully supports the intent of this legislation to ensure equitable participation in the country's natural resources, although the process of implementation has had some impact on day-to-day business and longer-term planning.

During the year, Exxaro secured new-order mining rights for Inyanda and New Clydesdale mines. Following a productive workshop with the Department of Minerals and Energy, the group has adopted a phased approach to the conversion process, with all applications for rights associated with the former Kumba Resources submitted and those for the conversion of former Eyesizwe Coal mining rights scheduled for submission in April 2008.

Strategy

The essence of our first board-approved strategy is to consolidate in the short term, optimise growth plans over two to five years and innovate in the longer term.

This strategy forms the platform for integrating our assets, people and business approaches. To build solid foundations for the growth that lies ahead, we need to extract maximum value from our existing operating asset base, pursue expansion projects already under way and maintain a sound balance sheet structure. At the same time acknowledging the long lead times required for implementation, we must continue to identify growth prospects and selective acquisition opportunities.

Skills

The scarcity of certain skills in the local mining profession is very real, and mirrors the global experience. While this presents Exxaro with a challenge to attract and retain the required skills sets, we are making tangible progress in developing people to their fullest potential and retaining this talent.

Exxaro exposes its people to multiple commodities while training to industry standards, even though this makes our trainees extremely attractive to the rest of the industry. In 2007, our company invested almost double the industry average to train more than 10% of all South Africa's artisans and over 24% of artisans in the mining industry. This underscores our belief that skills development is a valuable investment, one that reflects the confidence we have in our people and their individual and collective worth to our group. For me, this was best summed up by one of our own people when he said, "Exxaro offers more than just training; it offers a future".

Sustainable development

One of the benefits of being a young company is the ability to forge a new entity that draws on the world's best practices to tailor a model that suits your particular operating environment.

Sustainable development was at the heart of Kumba Resources and it is no different for Exxaro. By stipulating leadership in sustainable development as one of the elements of our strategic framework, we have committed ourselves to setting and achieving targets that will ensure the legacy we leave is positive for today's children and tomorrow's leaders.

While the integration of the former Kumba Resources and Eyesizwe Coal has been smooth, it will take a little longer to completely integrate sustainable development processes and systems within Exxaro. Integrated policies and reporting guidelines are currently being developed and revised in line with the new sustainable development strategy and framework.

Following the external assurance process, a number of reporting matters on data relating to lost-time injuries, water used, environmental incidents, CO_2 emissions and total energy use have been identified for refinement and improvement on a group-integrated basis. Exxaro is committed to ensuring that these issues are resolved and that policies and reporting guidelines are implemented as soon as possible. Explanatory notes are included where data have been reported on these parameters in the body of this report.

Directorate and governance

Best-practice governance is the *de facto* standard at Exxaro, made possible by directors who bring an array of skills and experience to bear in their deliberations.

On 31 August 2007, Dr Con Fauconnier retired as chief executive and director of Exxaro. His contribution to the group has been extraordinary in every respect and his legacy will live on in the corporate ethos he helped mould. We thank him and trust that this new phase of his life will be as rewarding, albeit less frenetic.

In March 2007, we welcomed Mavuso Msimang as an independent non-executive director. Regrettably, he resigned after three months to concentrate on his new appointment as director-general of the Department of Home Affairs and we wish him every success.

Subsequent to the year-end, Ms Nonkululeko Nyembezi-Heita resigned from the board effective 29 February 2008. We thank her for her services while in office.

Exxaro was not able to appoint an independent chairman in the review period, but an acting chairman - independent director, Dr Len Konar - was appointed to ensure continuity in the board's activities and its effective functioning. We expect to appoint a chairman in the first half of 2008.

Appreciation

Exxaro took many giant steps in its first year, testimony to the calibre, commitment and entrepreneurial spirit of our people. The energy that permeates this group is both inspiring and humbling and I thank every one of my colleagues and fellow directors for their contribution and their support as I assume my new role.

Exxaro's empowerment partners have played a valuable role in the genesis of this group, and we will concentrate on further cementing these mutually beneficial relationships.

Outlook

It has been a year of consolidation and integration - operationally and in terms of people. The setbacks we did encounter were well managed and appropriate action taken to entrench Exxaro's position in its chosen commodities.

In coal, we will continue to diversify our presence in the industry by expanding on our prominent position as a reliable supplier of power station coal to Eskom, strengthening our entry into metallurgical and export markets, and maximising downstream opportunities, such as char, market coke and energy-related ventures.

Subsequent to year-end, South Africa has been negatively affected by serious power constraints. We believe it is unlikely that future production at our coal mines will be affected by Eskom's load-shedding/rationing programme. Most of the group's coal mines supply some or all their production to Eskom. However, both KZN Sands and Zincor have an agreement with the electricity utility which may result in some 10% of production being lost.

To address coal shortages at its power plants, Eskom has recently requested an additional 45Mtpa to be supplied over two years, beginning immediately. Exxaro has offered to supply approximately 13,5Mtpa of this tonnage to the utility of which 9,6Mtpa has already been contracted.

The mineral sands industry worldwide still faces significant challenges. Given the quality of our mineral sands operations, the imminent acquisition of Namakwa Sands, our position as one of the largest titanium feedstock suppliers worldwide, and our focus on enhancing operational efficiencies and new growth, Exxaro will be well placed to compete aggressively when the market turns.

In our base metals and industrial minerals division, the focus will be on further improving operational efficiencies and refining our product range. In addition, we are examining industry fundamentals worldwide in considering opportunities to expand into other base metals and build on the significant existing capabilities in our group.

Continued buoyant iron ore market conditions should benefit the group in respect of its equity interest in Sishen Iron Ore Company.

Although a weaker rand will impact positively on US dollar-denominated revenue, continued cost pressure from rising inflation, the skills shortage and rising oil prices will negatively impact the business.

With its focused strategy and project pipeline, the Exxaro group is well positioned to exploit value-adding opportunities presented by strong commodity markets in fulfilling its mission to create unrivalled value for all stakeholders.

SIPHO NKOSI
Chief executive officer

13 March 2008

macro-economic and commodity review

World gross domestic product (GDP) growth slowed somewhat to 3,8% in 2007, after strong expansion of 4,0% in 2006. An important factor in this slowdown was the credit market turmoil that originated in the US in the second half of 2007, causing a slump in the housing market in that country.

We believe that despite subsequent monetary easing in the US and elsewhere aimed at calming global financial markets, the risk of a recession remains, particularly in the US. The ensuing weakening of the US dollar caused growth in Europe to falter due to the strong euro, as well as the spill-over effects of the credit squeeze. Housing market problems also spread to the UK, Spain and Ireland. The effects of the credit crunch are expected to be felt well into 2008, in our opinion.

We believe that despite this financial turbulence, global economic growth continued at a healthy pace, increasingly being driven by the strong performance of emerging market economies, especially China. However, leading economic indicators point to a slowdown in world economic growth in 2008 to an anticipated 3,2%. This is still equal to the long-run historical average world growth rate.

In China, real GDP increased by 11,5%, driven by fixed investment and exports. Industrial production expanded by a phenomenal 17,9%. The consensus view is that the Chinese economy continues to show signs of overheating, which could result in slower growth in the next few years as the Chinese government endeavours to cool its economy.

Key risks to the global economy remain the possibility of faltering growth due to the spreading impact of the credit crisis and a slump in housing markets, bursting asset bubbles, especially in Asia and Europe, and a recession in the US. In addition, continuing high, and even increasing, oil and other energy prices will dampen economic growth in oil-importing countries. This is especially relevant as China, other Asia-Pacific countries and the Middle East accounted for 70% of global growth in petroleum demand in 2007.

In South Africa, economic growth continued at a strong rate of 5,1% in 2007. Consumer price inflation rose above the South African Reserve Bank's target range of 3-6%, leading to credit tightening measures. Strong inflationary pressures are expected to result in consumer inflation falling within the Reserve Bank range only well into 2008. The strength of the rand against the US dollar continued to have a negative impact on export earnings of the mining and manufacturing industries, even though the mining industry operated in an environment of robust commodity prices.

Infrastructure bottlenecks in terms of electricity supply and rail, road and harbour capacities, as well as the acute shortage of skilled and experienced human resources, will limit the potential growth rate of the South African economy to below 5% per annum. Real GDP growth of 3,8% is expected in 2008, but negative developments internationally could also have an adverse impact on economic expansion in South Africa.

COMPARATIVE GDP GROWTH RATES


GDP growth (% change)
16
14
12
10
8
6
4
2
0
-2
-4
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
China
South Africa
World
United States

Source: JP Morgan

Commodity review

In 2007, robust materials-intensive economic growth in China and other emerging economies pushed oil and commodity prices to record levels. This was the fourth consecutive year of increasing prices. Supply bottlenecks in many commodities supported these price levels. We believe that base metals prices probably peaked in 2007, but bulk commodity prices continue to strengthen.

Market projections for global steel production indicate that crude output increased by 93Mt (some 7,5%) to 1 344Mt in 2007. Output increased by some 66Mt (or 15,7%) in China alone, indicating an aggregate increase in production in the rest of the world of about 3,3%. Growth in world raw steel production is expected to slow to between 5% and 6% in 2008.

After a 16% decrease in the contracted benchmark price for hard coking coal in 2007, the market started to tighten against strong demand and declining net exports from China, as well as rail and shipping bottlenecks, particularly in Australia. This is expected to result in large benchmark price increases being negotiated for 2008. Semi-soft coking and low-volatile PCI-contracted coal prices improved moderately in 2007, but further tightening of market conditions, in line with hard coking coal, is forecast to lead to contract prices being settled significantly higher for 2008.

The average Richards Bay spot steam coal price for 2007, at US$62,82/tonne, was 21,3% higher than the average for 2006. In 2008, the price is expected to trade at over US$100/tonne due to China reverting from being a net exporter of steam coal to a net importer in 2007 and strong demand growth from India leading to tight market conditions. In addition, logistical bottlenecks and high energy prices generally are also expected to support steam coal prices.

The world iron ore market continued to tighten in 2007, as production expansions in major exporting countries could not keep pace with increasing demand from China in particular. This forced Chinese consumers to satisfy their demand by buying spot cargoes of high-priced Indian and Chinese ores. In 2008, the global market for iron ore is expected to remain buoyant, given continued growth in the economies of China and the rest of Asia. However, the global shortage in engineering and construction resources may hamper planned capacity expansions by major suppliers, while logistical constraints associated with rail and port capacity and shortages in dry bulk vessel capacity are expected to affect the supply side of the seaborne iron ore market. As a result, prices are expected to increase substantially in the current iron ore year and remain firm in the medium term. With spot prices at times reaching levels double those of contract ore out of Australia in 2007, benchmark prices for 2008 are expected to be settled 65% to 71% higher, compared to the 9,5% increase negotiated for 2007.

The 2007 average London Metals Exchange (LME) cash zinc price was US$3 250/tonne, some 0,7% lower than the average for 2006. The price was driven by good market fundamentals, reflected in a continuing refined zinc supply deficit of about 15kt, as well as investment fund-based activity. Nonetheless, the deficit was much smaller than in 2006, indicating that refined zinc supply was catching up with demand. This trend was confirmed in the concentrate market, where treatment charges changed from the negative spot charges of 2006 to above $300/tonne in the fourth quarter of 2007. LME zinc stocks declined to a low of 58,1kt in October 2007 but then increased rapidly to end the year at a similar level to January 2007, at about 90kt. Continuing supply expansions are expected to result in a refined zinc surplus in 2008 of more than 100kt. The concentrate market will also show a surplus. We believe that these developments are expected to result in zinc prices declining to an average of US$2 400/tonne in 2008.

Realised titanium dioxide pigment prices increased marginally in most global regions in 2007, with the market remaining in near balance. Declining GDP expansion in the US will slow pigment demand growth and might have a negative impact on prices in 2008 in that region. However, the impact of consolidation in the pigment industry in the review period could support prices, in our opinion.

Prices for most titanium feedstocks increased moderately during the year, mainly due to the fact that only a modest market surplus was experienced and this trend is expected to continue in 2008.

The zircon market experienced a record year in terms of prices, with an average free-on-board (FOB) price of almost US$790/tonne being realised in Australia. Nevertheless, increasing supply from, especially, Indonesia resulted in consumer stocks building up and prices easing in the second half of the year. With supplies continuing to increase, and weak demand from consumers, we expect further softening in zircon prices in 2008.

The US dollar generally weakened against the currencies of major commodity-exporting countries in 2007, especially after monetary easing in response to the credit crisis in the US. Commodity price increases in the currencies of these countries were thus lower than in dollar terms. Except for South Africa, the US dollar is expected to weaken further against the currencies of commodity-producing countries, again impacting negatively on local currency export receipts, although a weaker dollar tends to support commodity prices.

The significant increases in mining costs and mining project capital costs since 2005 continued in 2007. Capacity shortages with regard to contractors, machinery, equipment and mining professionals worldwide persisted. The skills shortage in particular is expected to endure for the foreseeable future, exacerbated by higher energy costs and infrastructure constraints.

Global bulk freight rates increased significantly in 2007, following ongoing strong demand for bulk commodities from China and other emerging economies. This was reflected in a 150% surge in the Baltic Dry Freight Index during the year. The year 2007 was also characterised by major infrastructure bottlenecks which caused berthing delays at ports, especially in Australia.

Estimates of global exploration expenditure in 2007 indicate an increase for the fifth consecutive year, by some 25% over 2006. This trend is expected to continue into 2008, although forecast declining base metal prices could see the rate of growth decreasing. In time, increased exploration expenditure will result in increased mineral supply and contribute to the downward progression of the commodity price cycle.

NOMINAL HISTORICAL BENCHMARK IRON ORE PRICES


Price (USc/dmtu)
120
100
80
60
40
20
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Australia-Japan fine iron ore price
Australia-Japan lump iron ore price

NOMINAL HISTORICAL COAL PRICES



Price (US$/t)
140
120
100
80
60
40
20
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Semi-soft coking coal benchmark price · RBCT spot steam coal price · Hard-coking coal benchmark price

NOMINAL HISTORICAL ZINC AND LEAD PRICES



Zinc and lead price (US$/t)
3 500
3 000
2 500
2 000
1 500
1 000
500
0
Zinc treatment charge (US$/t)
450
400
350
300
250
200
150
100
50
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

LME spot lead price · Zinc treatment charge · LME spot zinc price

NOMINAL HISTORICAL TITANIUM DIOXIDE PIGMENT, FEEDSTOCK AND ZIRCON PRICES



TiO_2 feedstock and zircon prices (US$/t)
900
800
700
600
500
400
300
200
100
0
Pigment price (US$/t)
2 500
2 000
1 500
1 000
500
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

US pigment price · Rutile price · Zircon price · Chloride slag price · Chloride ilmenite price

financial review

Introduction

The 2007 year marked Exxaro's first full year's financial reporting since its revised listing late in November 2006. Accordingly, comments are for comparable purposes based on an analysis of the group's audited financial results for the 12 months ended 31 December 2007 compared with the unaudited supplementary financial results for the corresponding 12-month period ended 31 December 2006.

To ensure comparability, the investment in Sishen Iron Ore Company (Pty) Limited (SIOC) has been equity accounted from 1 January 2006, while Eyesizwe Coal (Pty) Limited (Eyesizwe) has been consolidated from the same date. All non-recurring accounting entries associated with the empowerment transaction in November 2006 and the impairment of the assets of the KwaZulu-Natal mineral sands operation in June 2006 have been excluded. The financial results do not include the Namakwa Sands business and a 26% interest in Black Mountain/Gamsberg as the acquisitions of these interests will only be completed after conversion of the mining rights and their subsequent cession to Exxaro.

Overview of group operating results

TABLE 1

R million	12 months ended 31 December 2007	2006
Revenue	**10 157**	8 814
Operating expenses	**8 713**	7 553
Net operating profit	**1 444**	1 261
Net operating profit margin (%)	**14**	14

The group experienced strong demand at higher commodity prices despite the significant decrease in LME zinc prices in the last quarter of 2007. This, together with a stronger rand of R6,80 to the US dollar on 31 December 2007, resulted in revaluation of stock to net realisable value in the base metals and mineral sands commodity businesses decreasing by R133 million compared to the end of 2006.

Revenue increased by 15% to above R10 billion with net operating profit R183 million higher at R1 444 million.

An average exchange rate of R7,26 to the US dollar was realised on exports compared with R6,76 for the corresponding 12-month period in 2006. The significant strength of the Australian dollar to the US dollar, at a 23-year high (US$0,83 to the AUD realised against US$0,75 for 2006), however, impacted negatively on the financial results of the mineral sands operations in Australia.





DIRK VAN STADEN
CHIEF FINANCIAL OFFICER

Segmental results

Segmental results are shown in tables 2 and 3.

TABLE 2

R million	12 months ended 31 December 2007	2006
Revenue		
Coal	**5 087**	4 433
– Tied operations[1]	**1 768**	1 625
– Commercial operations	**3 319**	2 808
Mineral sands	**2 172**	1 859
– KZN Sands	**984**	817
– Australia Sands	**1 188**	1 042
Base metals	**2 732**	2 379
– Rosh Pinah	**941**	888
– Zincor	**2 558**	2 234
– Consolidation entries	**(767)**	(743)
Industrial minerals	**159**	122
Other	**7**	21
Total	**10 157**	8 814

[1]Tied operations refer to mining operations that supply their entire production to either Eskom or ArcelorMittal SA Limited in terms of contractual arrangements.

TABLE 3

Net operating profit (Rm)/Margin (%)	12 months ended 31 December 2007	%	2006	%
Coal	**885**	**17**	620	14
– Tied operations	**88**	**5**	105	6
– Commercial operations	**797**	**24**	515	18
Mineral sands	**(97)**	**(4)**	86	5
– KZN Sands[1]	**(157)**	**(16)**	(114)	(14)
– Australia Sands	**60**	**5**	200	19
Base metals	**688**	**25**	609	26
– Rosh Pinah	**457**	**49**	404	45
– Zincor	**298**	**12**	238	11
– Consolidation entries	**(67)**		(33)	
Industrial minerals	**(3)**	**(2)**	(1)	(1)
– Current operations	**24**		26	
– Alloystream™	**(27)**		(27)	
Other	**(29)**		(53)	
Total net operating profit	**1 444**	**14**	1 261	14
Non-cash costs	**798**		620	
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**2 242**	**22**	1 881	21

[1]Excludes the impact of the impairment of carrying value of assets of a pre-tax amount of R784 million in 2006.

Coal

Revenue from the coal commodity business increased by 15% to R5 087 million due to significantly higher free-on-rail export prices, increased selling prices to ArcelorMittal SA Limited (ArcelorMittal) based on higher international coking coal prices, and stronger power station coal prices to Eskom.

Despite a lower net operating income at the tied operations brought about by a non-recurring R30 million payment from Eskom in 2006 to the Arnot mine for committed reserves, Exxaro Coal achieved a record net operating profit of R885 million, 43% higher than in 2006.

The higher revenue, profitable turnaround at the North Block Complex and savings realised from integrating the Kumba Coal and Eyesizwe Coal corporate offices, offset inflationary pressures primarily in respect of labour and diesel costs.

Mineral sands

KZN Sands

The KZN mineral sands operation reported revenue of R984 million, up R167 million from 2006 due to increased chloride slag and LMPI sales. However, net operating loss increased by R43 million which includes a R45 million write down of the crude ilmenite stockpile from cost to net realisable value as a result of the stronger rand at the end of the financial year.

Australia Sands

Although revenue increased 14% primarily as a result of substantially higher synthetic rutile sales and modest increases in zircon and pigment prices, net operating profit decreased by R140 million caused by the 20% strengthening of the Australian dollar to the US dollar, and continued cost increases in energy consumables.

Base metals

Revenue increased by 15% to R2 732 million with a net operating margin of 25% as a result of the 2% increase in the rand zinc price for the year to R22 824/tonne, compared with R22 311/tonne in the corresponding period in 2006. The increased revenue was partially offset by inflationary production cost increases and a write down to net realisable value of zinc metal stocks in the amount of R88 million due to the decline in LME zinc prices converted to rand terms at the end of the current reporting period.

Industrial minerals

Despite an increase in revenue at the Glen Douglas dolomite mine and FerroAlloys plant, net operating profit declined attributable to higher maintenance expenditure and lower offtake of higher premium metallurgical dolomite products by ArcelorMittal.

Expenditure on the Alloystream™ technology was incurred in respect of the Furnace 1 feasibility study which allows for the demonstration of the furnace's beneficiation of manganese ore.

The following graph reconciles net operating profit for the 2006 year to the R1 444 million reported for 2007:


Rm
2 200
2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
1 261
928
(8)
(25)
(504)
(133)
(75)
1 444
December 2006
Price
Volume
Exchange rate
Cost
Stock revaluation
Other
December 2007

The pro forma comparable EBITDA contribution of the various businesses, on the assumption that 100% of the Namakwa Sands business, 26% of the Black Mountain/Gamsberg interest, 20% of Sishen Iron Ore Company (Pty) Limited (SIOC) held by Exxaro and the 22% effective interest in Chifeng are included in EBITDA, are shown in the respective pie charts:

Attributable earnings

TABLE 4

R million	12 months ended 31 December 2007	12 months ended 31 December 2006
Net operating profit	**1 444**	1 261
Income from investments	**2**	
Net financing cost	**(215)**	(315)
Equity-accounted income	**728**	638
Taxation	**(512)**	(595)
Minority interest	**(20)**	(27)
Comparable attributable earnings	**1 427**	962
Weighted average number of shares	**341**	313
Comparable attributable earnings (cents per share)	**418**	307

Net financing costs

An analysis of the composition of the disclosed comparable net financing cost is:

R million	12 months ended 31 December 2007	12 months ended 31 December 2006
Interest expense and loan costs	**153**	241
Finance leases (IAS 17 and IFRIC 4)	**59**	39
Interest income	**(96)**	(12)
	116	268
Interest adjustment on non-current provisions	**99**	47
Total	**215**	315

Income from equity-accounted investments

TABLE 5

R million	12 months ended 31 December 2007	12 months ended 31 December 2006
SIOC	**746**	598
Chifeng Zinc	**(18)**	40
Total	**728**	638

EBITDA CONTRIBUTION



23%
32%
12%
33%

12 MONTHS 2007

- Iron ore R1 243 million
- Coal R1 289 million
- Mineral sands R451 million
- Base metals and industrial minerals R921 million

EBITDA CONTRIBUTION



25%
25%
21%
29%

12 MONTHS 2006

- Iron ore R812 million
- Coal R937 million
- Mineral sands R711 million
- Base metals and industrial minerals R810 million

MANAGEMENT TEAM

Rian Strydom (42)
General manager: financial accounting

Riaan Koppeschaar (37)
General manager: corporate finance and treasury

Sakkie Prinsloo (54)
Group manager: taxation

Kumba Iron Ore - the holding company of SIOC in which Exxaro holds a 20% interest in iron ore - increased revenue by 33% to R11,5 billion for 2007 on the back of record production, higher sales volumes, increased benchmark prices and quality premiums on certain products. Kumba's operating margin increased to 52% and profit for the year was R3,9 billion. Headline earnings increased 44% to R3,1 billion.

Kumba Iron Ore expects to increase production from 32Mt to 40Mt in 2008 as the first of its expansion projects begin to deliver.

The results of SIOC are fully reported on by Kumba Iron Ore Limited in its publication of the financial results to 31 December 2007.

The significant decline in the demand for zinc, especially zinc alloys, in the local Chinese market as well as the sharp decline in zinc prices at year-end, combined with higher operating expenditure during the ramp-up of the expanded operation of the Chifeng refinery in inner-Mongolia, resulted in Exxaro's equity accounted interest reducing by R58 million to an R18 million loss in 2007.

Taxation

The corporate rate of 29% is reduced to an effective rate of 26,1% primarily due to:

- Share of associates and joint ventures differences - 10,8%
- Secondary tax on companies (STC) on the deemed dividend in respect of the share buy-back +2,9%
- Tax rate differences on offshore entities +2,1%
- Disallowable expenditure, mainly IFRS 2 *share-based payments* +2,1%

Headline earnings

The 15% increase in net operating profit and R90 million higher equity-accounted income from that reported for the comparative 12-month period in 2006, together with lower net finance charges resulting from lower debt levels, and a lower taxation charge, resulted in profit attributable to ordinary shareholders increasing by 48% to R1 427 million. Headline earnings were R1 448 million at 425 cents per share, 49% higher than the comparable period's 285 cents per share.

TABLE 6

	12 months ended 31 December	
R million	**2007**	**2006**
Comparable net profit attributable to equity holders of the parent	**1 427**	962
– Impairment of property, plant and equipment (PPE)	**23**	
– Share of associate's gain on disposal of PPE	**(3)**	(1)
– Share of associates recycling of re-measurements to profit or loss	**(7)**	
– Excess of acquirer's interest in the net fair value of the acquiree's net assets and contingent liabilities over cost		(36)
– Gains or losses on disposal or scrapping of PPE	**17**	(3)
– Gain on disposal of associate or joint ventures		(39)
– Investment impairment reversal	**(6)**	
– Taxation effect of adjustments	**(3)**	10
Comparable headline earnings	**1 448**	893
Headline earnings per share	**425**	285

Dividends

Exxaro intends progressing to the distribution of 50% of attributable earnings to shareholders. Dividend declarations in the medium term may, however, be lower to adequately provide for funding the current growth pipeline of projects, comply with contractually agreed loan covenants, and maintain healthy key financial metrics.

Since the creation of Exxaro in November 2006, the following dividends have been declared:

Period ended	Dividend (cps)	R million	R million incl STC[1]	Date declared	Date paid/ payable
30 June 2007	60	211	211	15 August 2007	10 September 2007
31 December 2007	100	353	353	20 February 2008	17 March 2008

[1]No STC is payable due to the utilisation of STC credits arising from the dividend receipts from SIOC.

Total dividends declared in respect of the 2007 financial year of R564 million equate to a dividend covered 2,5 times by attributable earnings and are paid or payable to the shareholders as follows:

	Total Rm	Final Rm	Interim Rm
Gross dividend declared	564	353	211
BEE Holdco	297	185	112
Anglo	58	37	21
Public	192	120	72
Exxaro empowerment scheme (MPOWER)	17	11	6

Cash flow

TABLE 7

R million	12 months ended 31 December 2007	2006
Net cash retained from operations	**2 308**	1 980
Net financing cost, taxation and dividends	**(801)**	(2 983)
Cash used in investing activities		
• New capacity	**(727)**	(283)
• Sustaining and environmental capital	**(569)**	(640)
• Investments acquired	**(257)**	(40)
Dividends received	**379**	
Proceeds on sale of non-core assets and investments	**50**	239
Other	**5**	(6)
Cash inflow/(outflow)	**388**	(1 733)
Share issue	**114**	
Increase in net debt on acquisition of a subsidiary	**(25)**	
Other movements in net debt	**(39)**	
Decrease in net debt	**438**	

Cash retained from operations of R2 308 million was mainly applied to taxation payments of R461 million, capital expenditure of R1 296 million, an investment of R239 million in the Richards Bay Coal Terminal to secure 2,5Mtpa export entitlement, and the interim dividend payment of R211 million in September 2007. The group had a net cash inflow of R388 million for the year.

A net surplus of R91 million was realised on the repurchase of 10 million shares from Anglo South Africa Capital (Pty) Ltd and the subsequent market placement of the same number of new shares. After taking into account the cash dividends of R373 million from SIOC, R502 million of cash and cash equivalents was available for the repayment of borrowings.

Net debt of R921 million at 31 December 2006 decreased by R438 million to R483 million at a net debt to equity ratio of 5% on 31 December 2007.

Debt structure and financial covenants

Compliance with the group's financial loan covenants with its external financiers is as follows:

	Ratio	Covenant
• Net debt to equity (%)	5	<125
• EBITDA interest cover (times)	10	>4
• HDSCR[1]	1,85	>1,3
• CHDSCR[2]	3,86	>1,5

[1] Historical debt service cover ratio (HDSCR) being cash earnings, less unfunded capital expenditure and taxation paid, plus dividends received (collectively referred to as free cash flow), divided by mandatory capital and interest payments on financing facilities.

[2] Cumulative HDSCR being cash and cash equivalents at the beginning of the period, plus free cash flow, less dividends paid, divided by mandatory capital and interest payments on financing facilities. Dividend payments may not result in this ratio being less than 1,5.

The group's debt structure at 31 December 2007 is:

Debt structure R million	Drawn	Undrawn	Repayment profile	
Long term	1 333	2 858	74	2008
– Corporate	923	2 450	100	2009
– Australia Sands	410	408	44	2010
Short term	–		43	2011
Total debt	1 333		1072	After 2011
Cash and cash equivalents	(850)		1 333	
Net debt	483			

Net debt of R483 million at 31 December 2007 will increase with the payment commitment of R2 353 million, subject to the disclosed price adjustments, for the acquisition of Namakwa Sands and a 26% interest in Black Mountain/Gamsberg on conversion and subsequent cession of their mining rights.

Exxaro has sufficient committed term facilities for its intended growth aspirations as well as adequate short-term standby facilities.

Organisational structure

Exxaro will divest 43,8% of its current investment in Rosh Pinah Zinc Corporation (Pty) Ltd (Rosh Pinah) to Namibian shareholder groupings planned for the first half of 2008. The divestment will reduce Exxaro's shareholding in Rosh Pinah to 50,04%. Exxaro will continue to manage the mine in terms of a management agreement.

In anticipation of the divestment and in order to accommodate the stand-alone funding structure arranged, hedging of up to 60% of Rosh Pinah's zinc and lead production over a 42-month period has commenced. A total of 13kt, representing 30% of the projected lead sales was hedged by 31 December 2007, at forward prices ranging from US$1 700 to US$940 per tonne while a further 30% of the intended 60% of the projected zinc sales up to mid 2011 was hedged subsequent to year-end at prices ranging from US$2 098 to US$2 435 per tonne.

Details of hedging concluded to date are as follows:

	2008	2009	2010	2011
Zinc sales tonnes hedged ('000)	15	16	16	9
Lead sales tonnes hedged ('000)	4	4	2	
Hedged zinc price (US$/tonne)	2 356	2 335	2 293	2 265
Hedged zinc price (ZAR/tonne)	17 929	19 193	19 568	20 889
Hedged lead price (US$/tonne)	1 509	1 181	939	
Hedged lead price (ZAR/tonne)	11 890	10 038	8 235	

Capital expenditure

Table 8 compares capital expenditure for the 12-month periods ended 31 December 2007 and 2006 together with an estimate for the 2008 financial year. Investment in the Waterberg coal fields will dominate our capital expenditure programmes on new production capacity over the next two calendar years. Sustaining and environmental capital in 2008 includes the reline of Furnace 2 and the development of the Fairbreeze mine at KZN Sands, primary equipment replacements at the coal operations, and two small roaster rebuilds together with major maintenance on the cell house at the Zincor refinery.

TABLE 8

Capital expenditure R million	**Financial year 2008 Estimate[1]**	**12 months ended 31 December** 2007	2006
Sustaining and environmental	**1 168**	569	640
Expansion			
• Coal	**1 179**	679	235
• Mineral sands	**63**	16	29
• Base metals	**40**	25	8
• Industrial minerals and other	**20**	7	11
Total	**2 470**	1 296	923

[1] *Excludes the acquisition of Namakwa Sands and a 26% interest in Black Mountain/Gamsberg.*

Changes to International Financial Reporting Standards (IFRS)

The financial statements have been prepared in accordance with IFRS, with accounting policies consistent with those applied for the corresponding period ended 31 December 2006.

Exxaro intends to early-adopt proposed improvements to the following standards in 2008:

- IAS 1 *Presentation of financial statements:* including a statement of comprehensive income to separately disclose 'other comprehensive income', being items of income and expenses that are non-owner related and not recognised in profit or loss, and which were previously recognised directly in equity.
- IFRS 8 *Operating segments:* Disclosure of the components or segments that management uses to make decisions on operational issues.

The standards and circulars that required additional disclosures for the 2007 financial year were:

- IFRS 7 *Financial instruments:* Disclosures requiring an extensive list of both quantitative and qualitative disclosures for financial instruments aimed primarily at disclosures of risks and sensitivities to risks.
- IAS 1 *Presentation of financial statements:* Disclosure in respect of an entity's objectives, policies and processes for managing capital.
- Circular CC08/07 Headline earnings: Clarifies what should be included and excluded from headline earnings.

Post-retirement benefit liability

Accredited medical aid funds are structured to exclude any employer liability for post-retirement medical benefits in respect of either existing or past employees.

The merger with Eyesizwe and creation of Exxaro in November 2006 resulted in the necessity to raise a provision for a post-employment healthcare benefit that had been provided to a group of continuation and in-service members on the Witbank Coal Medical Aid Scheme (WCMAS) and BHP Billiton SA Medical Scheme. This benefit, which is no longer offered, applied to selective employees previously employed by Eyesizwe or Ingwe Coal and comprises a subsidy of contributions.

An actuarial valuation of the employer liability was performed and a provision was raised in the amount of R36,3 million, of which R33,7 million was simultaneously raised as a receivable, being recoverable from Eskom as part of tied coal supply arrangements.

Exxaro is a participating employer in a number of defined contribution funds that provide retirement, death and disability benefits to employees. Exxaro no longer participates in any defined benefit funds.

Share price performance

A year-on-year 12 months to 31 December 2007 comparison shows that the volume-weighted average share price was R75,49 against R54,86 for the previous year, while the daily trade in shares averaged 849 137 in 2007 compared to 453 084 in the previous period. During the year under review, the share price peaked at R107,00 in December 2007 (against a high of R59,82 in the previous financial period) and bottomed at R51,75 in January 2007 versus a low of R40,40 in January 2006. Post the financial year-end, the share has traded at a new high of R119,99 on the back of higher-than-anticipated bulk commodity prices and a weaker rand scenario.

In the year since the revised listing of Kumba Resources as Exxaro, the share has significantly outperformed both the JSE overall index (+13%) and the JSE Resources index (+9%). The disposal by Anglo American plc of more than 10% of its shareholding in the group during the second half of 2007 has significantly increased and improved Exxaro's liquidity and tradeability. This has in turn improved the share's attractiveness to large, offshore investors and also Exxaro's overall rating.

SHARE PRICE AND RELATIVE PERFORMANCE SECTOR AND MARKET COMPARISON OVER ONE YEAR



Percentage
110
100
90
80
70
60
50
40
30
20
10
0
8 Jan 2007
27 Feb 2007
18 Apr 2007
7 Jun 2007
27 Jul 2007
15 Sep 2007
4 Nov 2007
24 Dec 2007

Exxaro Resources Limited — Resources — Whole market

SHARE PRICE PERFORMANCE



Price (R)
120
110
100
90
80
70
60
50
26 Feb 07
28 Mar 07
27 Apr 07
27 May 07
26 Jun 07
26 Jul 07
25 Aug 07
24 Sep 07
24 Oct 07
23 Nov 07
23 Dec 07

VOLUMES TRADED SINCE LISTING



Share price
120
115
110
105
100
95
90
Volume (000)
2 500
2 000
1 500
1 000
500
0
29 Nov 07
14 Dec 07
29 Dec 07

Volume — Share price

business operations review

Overview

In Exxaro's first full year, our business units recorded good operating performances despite the impact of excessive rain in the first half and difficult mining conditions at some operations.

Coal markets enjoyed the benefits of very strong global demand for bulk commodities which translated into increased domestic demand and favourable coal pricing. A number of new projects are under way to satisfy requirements and Exxaro is also well positioned to supply rising domestic demand from Eskom due to the growing demand for electrical energy in South Africa. To meet increased global demand, we have expanded our available export entitlement to 6,3Mtpa by end 2009.

In mineral sands, feedstock supply surpluses continued to affect markets and the economic slowdown in the US had a negative impact on pigment demand. Exxaro's 2007 financial results were also negatively influenced by the weakness of the US dollar against the Australian currency. Zircon enjoyed good global demand and pricing during 2007, although a supply surplus in 2008 is likely to lead to a softening in prices. Modest price increases for titanium dioxide feedstock products are expected in 2008.

In base metals, our zinc business has enjoyed prices that were at historical highs in the first half of 2007 due to a supply deficit and low stock levels. The corresponding treatment charges reflected a shortage of concentrate, however, in the last quarter of the year, an oversupply resulted in a correction to the metal price and this trend is expected to prevail in 2008. Lead prices have remained at high levels due to strong demand from China and various supply constraints.

Safety

Regrettably we recorded four on-mine fatal accidents during the year and one fatal incident involving a contractor on a public highway. Although this was an improvement on the six fatalities in 2006, our goal remains zero fatal accidents. We extend our deepest condolences to those families and colleagues on this loss of life and reaffirm our commitment to the programmes and processes that will yield an injury- and fatality-free working environment.

Measured against the lost-time injury frequency rate (LTIFR), there has been an overall improvement from 0,42 injuries per 200 000 man-hours in 2006 to 0,36 in 2007. The systems currently in place for reporting safety data are being refined to enable consistent future reporting. Currently nine of 12 operations have achieved international health and safety certification (OHSAS 18001) and environmental certification (ISO 14001) and the balance are working towards accreditation by December 2008.





MIKE KILBRIDE
CHIEF OPERATING OFFICER

Operational performance

Despite challenges during the year as a result of extreme weather patterns, difficult geological conditions and the increasing scarcity of skills, there were a number of notable achievements:

- When underground operations at New Clydesdale mine were closed due to concern about the safety of support pillars, the new Inyanda opencast operation was able to access and truck coal to New Clydesdale within four months of site establishment to mitigate the loss of production.
- Grootegeluk set a sales production record of 18,5Mt and continued to improve output from its new GG6 plant.
- Zincor continued with its roaster rebuild programme and enjoyed the resultant benefit of improved throughput.
- An R89-million profitability turnaround of the North Block Complex was achieved by optimising mine planning, increasing throughput and securing better prices from customers.
- The roll-out of an intensified business improvement process coupled with a structured review of performance have renewed the focus on operational efficiency.
- There has been a substantial improvement in the safety performance of several operations, notably Zincor, Leeuwpan and the Tiwest operation in Australia.
- Slag and pig iron output of the furnaces at KZN Sands improved despite difficulties experienced due to Eskom supply interruptions and challenges associated with commissioning the pre-heaters.
- Maintaining production despite frequent periods where operations were affected by Eskom interrupting power supply through load-shedding in the last quarter of the year.
- Record pigment production from the Tiwest operation in Australia.
- Good ramp-up of zinc production from the Chifeng refinery in China.

New operations

Exxaro's expansion remains healthy with a number of exciting projects either under construction or in the final stages of investigation and approval.

The export-orientated opencast Inyanda mine is on track to full production of 1,5Mtpa. Since establishment, Inyanda has been supplying run-of-mine product to New Clydesdale. Inyanda's beneficiation plant should be commissioned in the second quarter of 2008.

Coal

1 Underground pick changing at Arnot mine, Mpumalanga
2 Operations at Leeuwpan mine, Mpumalanga





2008 CAPITAL EXPENDITURE ESTIMATE


4%
16%
80%
Sustaining
Expansion
Safety, health and environmental

OVERVIEW

The review period was Exxaro Coal's first full year in operation after the merger between Kumba Coal and Eyesizwe Coal in November 2006. Management's new strategic intent and focus centres on creating exceptional value by being an innovative carbon and energy division, with a global footprint, using and developing excellence in people and superior processes to produce 85Mtpa of coal and 3000MW of energy equivalents by 2015.

HIGHLIGHTS

1,5Mtpa
Inyanda mine commissioned

R89 million
profitability turnaround at North Block Complex

90%
of design capacity reached at Grootegeluk 6 project

New 45-year Medupi power station supply agreement from Eskom for 8,5Mtpa

To achieve the strategic objectives, Exxaro Coal is concentrating on operational excellence in current operations as well as optimising and growing its market position in supplying coal to Eskom, and to the domestic and export markets. Considerable emphasis has been placed on value growth by downstream integration, typified by the Sintel char plant at Grootegeluk mine and advanced studies on a market coke plant.

The focus during the year was on optimising existing assets and growing the business. Grootegeluk's GG6 plant is achieving over 90% of its design capacity. The turnaround at North Block Complex was unfortunately countered by the discontinuation of underground activities at New Clydesdale mine due to safety considerations which have severely affected activities at this business unit in the current year. In addition to supplementing semi-soft coking coal to ArcelorMittal Steel South Africa's coking plants, the GG6 project contributes to alleviating the shortage of market coke for the ferroalloy industry.

To mitigate the loss of production at New Clydesdale, commissioning of the Inyanda mine was fast tracked and first run-of-mine coal was supplied to the New Clydesdale plant four months after site establishment. Construction of the beneficiation plant at Inyanda is progressing well, with hot commissioning planned for the second quarter of 2008. The R269-million Inyanda mine is the first greenfields project to be developed under the Exxaro banner and is expected to produce up to 1,5Mtpa of high-grade export-quality product.

Leeuwpan mine's reclaimer suffered a structural failure in September and is only expected to be repaired by the third quarter of 2008. Front-end loaders have been deployed to minimise the impact on sales.

Favourable international prices and increased domestic demand, mainly from Eskom, resulted in increased domestic coal prices for both power station and steam application. Where sales contracts allowed, Exxaro Coal was able to capture value from both international and domestic coal price movements.

Physical information and operating results

Production volumes were marginally lower than 2006 (1%), with power station volumes being the main contributor to the variance.

Power station coal production at Eskom-tied mines was lower than 2006 due to difficult geological conditions at Arnot and delays at Matla due to a protracted waiting period for the necessary regulatory approvals for a river diversion. This was partially countered by the commercial mines (North Block Complex, Leeuwpan and Grootegeluk) meeting increased demand from Eskom. North Block Complex started mining a new reserve this year (referred to as Block C) which yielded increased product volumes.

Coking coal production showed a marked increase year on year due to pillar extraction at the Nyala shaft at Tshikondeni as well as the ramp-up of the GG6 plant at Grootegeluk. Steam coal production was lower mainly as a result of the closure of New Clydesdale's underground sections:

STRATEGIC OBJECTIVES

- **Improving operational excellence by maintaining and strengthening our position in the lower quartile of the coal free-on-rail (FOR) cost curve in South Africa.**
- **Strengthening our dominant market position as a supplier to domestic metals and energy markets, and increasing our presence in the power station coal export market.**
- **Ensuring exceptional value growth by executing brown- and greenfields coal growth projects to produce 85Mtpa by 2015.**
- **Diversifying our portfolio by moving downstream into the reductant and energy business sectors.**
- **Maintaining and improving our high-performance culture.**
- **Ensuring sustainability in the communities where we operate.**

MANAGEMENT TEAM

Ernst Venter (51)
Executive general manager

Leon Groenewald (38)
Manager: finance

Johan Myburgh (59)
Manager: marketing

Mongezi Veti (42)
General manager: Arnot, New Clydesdale and Tshikondeni

Johan Wepener (50)
General manager: Leeuwpan, Inyanda, North Block Complex and Mafube

Danie Mouton (40)
Manager: business development

Jan Oberholzer (42)
Programme manager: Waterberg

Reinette Prosch-Bekker (38)
Manager: business improvement

Ashley Walburgh (42)
Manager: human resources

Sales to Eskom were lower year on year, in line with the decrease in production. Other domestic sales were boosted by higher production at Tshikondeni and a 28% increase in semi-soft coking coal sales to ArcelorMittal in line with increased demand. This swing to domestic volumes lowered export volumes which were also affected by the closure of the New Clydesdale underground operations.

Capital expenditure for 2007 was higher than 2006 and included expenditure for the construction of Inyanda mine and the Sintel char plant at Grootegeluk.

Unaudited physical information ('000 tonnes)	2007	2006	Variance	Y-O-Y %
Coal[1]				
Production				
Power station	**34 246**	34 599	(353)	(1,0)
– Tied operations[2]	**16 732**	17 598	(866)	(5,0)
– Commercial operations	**17 514**	17 001	513	3,0
Coking	**2 962**	2 496	466	18,7
– Tied operations[2]	**463**	363	100	27,5
– Commercial operations	**2 499**	2 133	366	17,2
Other commercial operations	**4 112**	4 665	(553)	(11,9)
Total	**41 320**	41 760	(440)	(1,1)
Sales				
Eskom	**34 226**	34 665	(439)	(1,3)
– Tied operations[2]	**16 699**	17 598	(899)	(5,1)
– Commercial mines	**17 527**	17 067	460	2,7
Other domestic	**5 237**	4 892	345	7,1
– Tied operations[2]	**449**	381	68	17,8
– Commercial mines	**4 788**	4 511	277	6,1
Export commercial mines	**1 821**	2 434	(613)	(25,2)
Total	**41 284**	41 991	(707)	(1,7)
Revenue (Rm)	**5 087**	4 433	654	14,8
Net operating profit (Rm)	**885**	620	265	42,7
Capital expenditure (Rm)	**876**	465	(411)	88,4

[1]*For comparative purposes the Eyesizwe Coal mines are included for the full periods disclosed.*
[2]*Tied operations refer to mining operations that supply their entire production to either Eskom or ArcelorMittal SA Limited in terms of contractual arrangements.*

Prospects

In 2008, the focus will be on the continued strong operational performance from all mines with Mafube, Inyanda, Sintel char and Diepspruit (New Clydesdale) all ramping up in 2008. Grootegeluk is expected to begin implementing a seven-day work week, ahead of expansion projects to supply the new Medupi power station.

CAPITAL EXPENDITURE 2008 (estimate) (Rm):

Sustaining	239
Expansion[1]	1 179
Safety, health and environmental	56
Total	1 474

[1]Expansion capital includes expenditure on the Inyanda beneficiation plant, the Mafube joint venture, the Sintel char project at Grootegeluk and the Grootegeluk expansion for the Medupi power plant.

Exxaro Coal expects improved coking coal and coke prices during 2008 with continued strong demand driven by Asia, particularly China. Steam coal prices are expected to increase due to high demand and global logistical constraints.

The coal business also expects to improve on its solid performance in 2007 with the successful commissioning of projects scheduled for 2008 and a solid longer-term project pipeline, all prioritised, managed and executed in line with its strategy.

Mineral Sands

1 Hydraulic mining at Hillendale mine
2 KZN Sands central processing complex site



1



2

2008 CAPITAL EXPENDITURE ESTIMATE



2%
20%
78%
■ Sustaining
■ Expansion
■ Safety, health and environmental

OVERVIEW

Once the acquisition of Namakwa Sands is complete, Exxaro's mineral sands operations in South Africa and Australia will make the group one of the world's largest suppliers of titanium dioxide feedstock and zircon.

HIGHLIGHTS

186,6kt
record at KZN Sands for titanium slag tapped

Record pigment production maintained at Australia Sands

KZN Sands

KZN Sands reported improved production results from both furnaces for 2007 in contrast with the negative impact of the Furnace 1 shut on production in 2006. Titanium slag tapped was 35,7kt higher at 186,6kt (a new annual production record) and increased slag throughput boosted low manganese pig iron (LMPI) production. Ilmenite production was aligned with higher smelter feed requirements, resulting in 48kt more than 2006.

Business improvement initiatives during the year continued to focus on increasing smelter output.

The pre-heater was not introduced as planned due to instability in the furnaces, exacerbated by Eskom's power supply shortages and subsequent load-shedding in the last quarter of the year. In anticipation of acquiring operational control of the Namakwa Sands business, a number of synergistic and value-adding projects have been identified. A review will be undertaken at KZN Sands of the current furnace technology with the objective to improve the performance of the furnaces.

Zircon and rutile production, however, declined due to lower mineral grades in the area mined during the review period, but are expected to improve in the next reporting period.

In March 2008, Furnace 2 was shut down for scheduled maintenance earlier than planned following a water ingress incident that caused substantial damage to the furnace at the KZN Sands Empangeni central processing complex. This will result in total estimated downtime of eight months (including a month-long ramp-up) and significantly lower production of both slag and low manganese pig iron in 2008 when compared to the 2007 financial year.

The average *in situ* heavy minerals grade at the Hillendale mine, which is nearing the end of its life, is expected to be lower in 2008, until mining and development of the Fairbreeze and Braeburn deposits can begin once mining rights are obtained.

Australia Sands

Record pigment production was maintained during the period due to continuous de-bottlenecking of the pigment plant and business improvement initiatives. Zircon and rutile volumes increased marginally as initiatives to increase recoveries more than offset reduced feed into the dry mill, in turn caused by lower mining grades resulting in reduced concentrate production.

A planned five-week shut for the synthetic rutile plant was successfully completed on schedule in July 2007. The benefits of the shut led to increased synthetic rutile production. A successful two-week shut was also completed at the Cooljarloo mine and included replacing the outer shell of the floating feed preparation unit.

The 2008 mining plan indicates unavoidable mining of a low-grade area for most of the year. This is expected to result in lower heavy minerals concentrate production.

STRATEGIC OBJECTIVES

- **Maintain position as third-largest producer of high-grade titanium dioxide feedstock.**
- **Second-largest producer of zircon.**
- **Downstream value addition.**
- **Increase share in world chloride pigment production.**

MANAGEMENT TEAM

Wim de Klerk (44)
Executive general manager

Willem van Niekerk (48)
General manager: marketing and business development

Mellis Walker (41)
Manager: finance

Hendrik Graham (54)
Manager: China business development

Robbie Gleimius (38)
Manager: marketing

Johan Meyer (39)
Manager: business improvement and technology

Zanemvula Jojwana (49)
Manager: human resources

Unaudited physical information ('000 tonnes)	2007	2006	Variance	Y-O-Y %
Mineral sands – RSA				
Production				
– Ilmenite	**367**	319	48	15,0
– Zircon	**34**	50	(16)	(32,0)
– Rutile	**17**	25	(8)	(32,0)
– Pig Iron	**90**	75	15	20,0
– Scrap pig Iron	**20**	10	10	100,0
– Chloride slag	**150**	134	16	11,9
– Sulphate slag	**26**	36	(10)	(27,8)
Sales				
– Ilmenite (external sales)	**50**	50		
– Zircon	**27**	48	(21)	(43,8)
– Rutile	**18**	31	(13)	(41,9)
– Pig Iron	**91**	60	31	51,7
– Scrap pig Iron	**8**	9	(1)	(11,1)
– Chloride slag	**163**	104	59	56,7
– Sulphate slag	**29**	30	(1)	(3,3)
Minerals sands – Australia[1]				
Production				
– Ilmenite	**216**	227	(11)	(4,8)
– Zircon	**36**	36		
– Rutile	**17**	18	(1)	(5,6)
– Synthetic rutile	**100**	98	2	2,1
– Leucoxene	**16**	14	3	14,3
– Pigment	**54**	54		
Sales				
– Ilmenite	**20**	30	(10)	(33,3)
– Zircon	**29**	32	(3)	(9,4)
– Rutile	**16**	18	(2)	(11,1)
– Synthetic rutile	**57**	27	30	111,1
– Leucoxene	**17**	10	7	70,0
Revenue (Rm)	**2 172**	1 859	313	16,8
Net operating profit (Rm)	**(97)**	86	(183)	(212,8)
Capital expenditure (Rm)	**193**	266	(73)	(27,4)

[1] *The production and sales tonnes reflect Exxaro Sands Australia's 50% interest in the Tiwest joint venture with Tronox Western Australia.*

Prospects

CAPITAL EXPENDITURE 2008 (estimate) (Rm):

Sustaining	570
Expansion[1]	2 240
Safety, health and environmental	46
Total	2 856

[1]*Expansion capital includes the acquisition of 100% of the Namakwa Sands business.*

Global growth rates are expected to continue slowing in 2008. As pigment demand is closely linked to GDP growth, any downturn will affect pigment sales. Reduced Chinese pigment exports however should lend some support for other pigment producers to increase prices. In addition, demand for pigment in China-Pacific is expected to grow strongly for many years.

There is rising demand for titanium metal, driven by the aerospace sector. Although the number of titanium sponge plants has increased, mainly in China, product quality determines into which industry it is sold.

Prices for most titanium feedstocks increased during the year, mainly driven by the tight supply of feedstocks and strong demand from the titanium sponge and welding-rod industries. Prices are forecast to increase marginally in 2008.

Zircon prices may remain under some pressure in 2008.

The demand for low manganese pig iron remains strong, although industry analysts believe the market is peaking. The strong upward trend in the price is attributed primarily to China, the largest exporter of pig iron, curtailing exports to meet local demand. Japanese steel producers have announced plans to increase production, and these larger orders for pig iron are also supporting higher prices.

Base metals and industrial minerals

1 The Glen Douglas mine, Gauteng
2 Analysing drill core samples at Rosh Pinah, Namibia





2008 CAPITAL EXPENDITURE ESTIMATE

- Sustaining
- Expansion
- Safety, health and environmental


6%
19%
75%

OVERVIEW

Exxaro's base metals and industrial minerals division comprises the operations of Rosh Pinah zinc and lead mine in southern Namibia which is 94% owned by Exxaro, the Zincor zinc refinery in Gauteng, a 22% effective interest in the Chifeng zinc refinery in Inner Mongolia, China, as well as the Glen Douglas opencast metallurgical dolomite and aggregate mine and the Exxaro FerroAlloys plant producing gas-atomised ferrosilicon powder, both in Gauteng.

HIGHLIGHTS

101kt zinc metal
produced at Zincor through plant performance

7-year
extension of Rosh Pinah mine life through focused exploration

The division's strategic intent is focused on operational improvement at Zincor, Rosh Pinah and Glen Douglas. Zincor and Rosh Pinah invested sustainable capital in critical areas to ensure that the businesses remain robust even at the troughs of the commodity cycle. Zincor is currently undertaking a study on leading submerged lance fuming technology. Potential benefits from this technology include a significant improvement in zinc and by-product recoveries and a decreased environmental impact, bringing Zincor closer to a zero waste discharge operation.

A further focus area is on finding a suitable long-term replacement for domestic feedstock for Zincor. This includes focused exploration at Rosh Pinah. The Rosh Pinah life of mine was increased from four years in 2004 to 11 years in 2007 through an intensified exploration programme. The ongoing programme continues to deliver positive results and could further increase the life of mine.

In industrial minerals, a number of opportunities are under investigation to enhance the value of current operations and meet the growing demands of the aggregate market.

Zinc prices, in line with base metals commodity prices, were extremely volatile during the year. The LME price for zinc reached a record level of above US$4 000/tonne in the first half of the year but retracted to levels of $2 300 at year-end. The average zinc price for the year of $3 250 was in line with the average price for 2006 of $3 274. Lead prices were extremely strong during the year, increasing to an average of $2 580/tonne, $1 291 above the 2006 average.

Refined zinc supply grew strongly during 2007, reducing the market supply deficit to an expected 50kt compared to more than 250kt in 2006. This growth impacted on the zinc concentrate market, driving treatment charges higher than US$300/tonne in the fourth quarter of 2007.

Increased zinc metal production was achieved at the Zincor refinery as a result of better quality concentrates and improved plant performance. This resulted in production volumes increasing from 90kt in 2006 to 101kt in 2007 and in improved recoveries of zinc.

Zincor completed a rebuild of the no 4 roaster similar to roaster no 3 which was rebuilt in the second half of 2006, resulting in a marked improvement in roaster throughput.

The transaction to sell a 43,8% interest in Rosh Pinah to Namibian groups is expected to be completed in the first half of 2008, effectively reducing Exxaro's shareholding in Rosh Pinah to 50,04%. Exxaro will continue to manage the mine through a management contract.

Rosh Pinah's production of zinc concentrate of 95kt was 9% lower than 2006. This was mainly as a result of floods in the early part of 2007 in southern Namibia, industrial action at the mine in the second half of the year and numerous stoppages due to equipment and plant failure. Focus on a capital replacement programme and preventative maintenance plans is expected to enhance performance.

STRATEGIC OBJECTIVES

- **Operational improvements at current businesses**
- **Sustainable capital investments for long-term growth through commodity cycles**
- **Feedstock supply to Zincor including exploration at Rosh Pinah**

MANAGEMENT TEAM

Mxolisi Mgojo (47)
Executive general manager

Riaan Smit (37)
Manager: finance

Sakkie Swanepoel (42)
Manager: marketing

Jaco Badenhorst (51)
Manager: business development

Frans Cillié (50)
Manager: human resources

Nanne Vegter (47)
Manager: technology

Marita Welgemoed (39)
Manager: business improvement

Unaudited physical information ('000 tonnes)	2007	2006	Variance	Y-O-Y %
Base metals				
Production				
Zinc concentrate – Rosh Pinah	**95**	104	(9)	(8,7)
Zinc metal	**124**	106	18	17,0
– Zincor	**101**	90	11	12,2
– Chifeng[1]	**23**	16	7	43,7
Lead concentrate – Rosh Pinah	**22**	21	1	4,8
Zinc metal sales	**122**	115	7	6,1
– Domestic	**93**	91	2	2,2
– Export	**29**	24	5	20,8
Lead concentrate sales – Rosh Pinah				
– Export	**19**	32	(13)	(40,6)
Industrial minerals				
Production				
Dolomite	**543**	661	(118)	(17,9)
Aggregate	**749**	672	77	11,5
Lime	**54**	59	(5)	(8,5)
Atomised ferrosilicon	**6**	6		
Revenue (Rm)	**2 891**	2 501	390	15,6
Net operating profit (Rm)	**685**	608	77	12,7
Capital expenditure (Rm)	**185**	121	64	52,9

[1]*The effective interest in the physical information for the Chifeng (Hongye) refinery has been disclosed.*

Production costs increased in line with current higher mining inflation. Expenditure on maintenance increased from 2006 mainly due to equipment breakdowns and preventative maintenance programmes being put in place. Skills shortages, mainly at Rosh Pinah, also contributed to higher cost and lower efficiencies.

The capacity expansion from 50kt to 110kt at the Chifeng refinery has been successfully commissioned, with production being progressively ramped up to design capacity. Exxaro has an effective 22% interest in the expanded operation consisting of three phases. Production ramp up at the end of December reached 80% of design capacity. Operating profit was under pressure in 2007 mainly due to a significant decline in demand for zinc, especially zinc alloys, in the local Chinese market as well as the sharp decline in prices at year end that resulted in writing down inventory values to net realisable value and higher operating expenditure during the ramp-up phase.

Production at both the FerroAlloys plant and Glen Douglas mine was in line with 2006. Net operating income declined by R3 million as a result of higher maintenance expenditure at Glen Douglas.

Capital expenditure of R185 million for 2007 increased by 53% and was mostly focused on replacing the mining fleet at Rosh Pinah and the replacement and upgrades to plant and equipment at Zincor, including the roaster rebuild. In 2008, we will continue replacing mining and plant equipment, rebuild the two smaller roasters at Zincor and implement major maintenance at Zincor's cell house.

Prospects

Zinc concentrate supply is expected to grow at a stronger pace in 2008 and zinc refined production at a similar rate. Both the refined zinc and concentrate markets are forecast to be in oversupply for 2008 which will exert further pressure on the zinc price which is expected to average US$2 400/tonne in 2008. A feasibility study is under way on further expansion of the Chifeng refinery to a capacity of some 130ktpa. The study is expected to be complete by mid 2008, after which Exxaro will review its participation in the expanded operation.

CAPITAL EXPENDITURE 2008 (estimate) (Rm)

Sustaining	236
Expansion	60
Safety, health and environmental	18
Total	314

technology

The ability to produce a full range of commodity products in our chosen sectors, and high level of intellectual knowledge within the Exxaro group, lends itself to developing strategic opportunities. Accordingly, the role of our centralised technology team in the development of clean beneficiation and smelting technologies, for example, is integral to achieving our longer-term strategic goals and the sustainability of our business into the future.

The purpose of the technology team is to develop and execute medium and large optimisation and growth projects, develop new technology and provide technical support to current operations. Exxaro has significant in-house competencies in a range of technical areas spanning our mining and processing activities, including:

- mineral asset management
- mining processes
- research and development
- metallurgy
- projects and engineering
- technology management.

The technology group supports our commodity businesses throughout the business life-cycle from strategy formulation to feasibility studies for growth projects, technology development, engineering and construction to operational support. Different centres of excellence stay abreast of technological and legislative developments, drive the improvement of engineering practices and improve safety practices in each discipline.

The research and development group's activities are currently focused on developing and testing processing technologies and their application. In addressing specific challenges and opportunities, examples of projects under way that will have positive impacts on both social and environmental aspects include:

- dry processing
- microwave processing
- Sintel char plant
- zinc-fuming technology
- low-grade ore processing
- fines beneficiation
- co-generation of electricity
- water-use reduction
- bio-treatment and recycling of sewage.

Coal

A supply agreement for 45 years was awarded to Exxaro Coal by Eskom in March 2007 to supply 8,5Mtpa of power station coal from **Grootegeluk** mine to Eskom's new 2 400MW **Medupi power station.** Phase I of the new power station consists of three generating units and is adjacent to both the Matimba power station and Grootegeluk. Feasibility studies are under way to also supply the additional three planned generating units at Medupi, which could increase total coal supply from Grootegeluk mine to the new power station to 14,6Mtpa.

Construction of a four-retort **Sintel char plant** is almost complete and hot commissioning will begin in the first quarter of 2008. The Sintel plant will produce char for the ferroalloy industry from coal sourced from Grootegeluk. Production is expected to ramp-up to 160ktpa by the third quarter of 2008 at a revised project cost of R320 million.

The feasibility study to investigate the viability of a **market coke** plant has been extended due to more extensive test work on the coking characteristics of the process and is now scheduled for completion in the first half of 2008. If viable, the plant will produce high-quality market coke from semi-soft coking coal produced at Grootegeluk.

In May 2007, Exxaro was awarded a 2,5Mtpa **export entitlement** through RBCT by means of a subscription process, in addition to the existing 0,8Mtpa entitlement. Exxaro also purchased a further 1Mtpa export entitlement through RBCT from Billiton Energy Coal South Africa Limited, bringing the total export allocation to 4,3Mtpa. On completion of the RBCT Phase V expansion scheduled for the second quarter of 2009, Exxaro will receive a further 2Mtpa export entitlement through the South Dunes Coal Terminal Company, bringing the total entitlement to 6,3Mtpa by end 2009.


EXXARO COAL – WATERBERG AREA
N
Botswana
South Africa
Van Wykspan/Zonderw
Waterb
Grootegeluk W
Lephalale
Matimba
Medupi (Proposed)
Legend
Power stations
Prospecting
Mines
Mining / Prospecting Authorisation
0
2.5
5
10
15
20
Kilometers

Grootegeluk is well positioned to supply Eskom's Limpopo power stations


EXXARO COAL - MPUMALANGA
Legend
Inyanda
Middelburg
Belfast
Glisa
Belfast (NBC)
Mafube
Eerstelingsfontein(Not Commissioned)
Witbank
Arnot
Arnot
Strathrae
Duvha
Hendrina
Carolina
Ogies
Kendal
New Clydesdale
Komati
Hendrina
Delmas
Diepspruit
Leeuwpan Coal Mine
Strehla
Matla
Mpumalanga
Kriel
Matla
Devon
Leandra
Kinross
Gauteng
Bethal
Golfview
Ermelo
Secunda
Camden
Sheepmoor South
Tutuka
0 5 10 20 30 40 Kilometers

Exxaro's operational and growth interests in Mpumalanga

The **Mafube** expansion project, in which Exxaro is a 50:50 joint venture partner with Anglo Coal, is expected to cost approximately R1,9 billion on completion. Construction started in July 2006 with the first coal-to-washing plant delivered in January 2008 and ramp-up to full capacity under way. This is expected to take some seven months.

Geological drilling and modelling at **Mmamabula** in Botswana, a joint venture between Exxaro and Magaleng, continued until the end of June 2007. An application for a mining licence or special extension of the prospecting licence was submitted in March 2007. The feasibility study is planned to begin in 2008, subject to the special extension being granted.

Mining of the **Eerstelingsfontein** reserves near Belfast to supply 1Mtpa power station coal to Eskom could begin in 2008, subject to environmental approvals being obtained. The feasibility study on the project has been completed and a mine authorisation has been received.

A feasibility study for accessing the **Diepspruit** reserve at New Clydesdale has been completed, with implementation expected in the third quarter of 2008. The R136 million project will produce 1,3Mtpa run-of-mine coal which will be beneficiated at the existing New Clydesdale beneficiation plant to supply coal to the export market.

Exploration and related work at the **Moranbah** hard-coking coal project, in the Bowan Basin in Queensland Australia, is progressing according to plan. Exploration during 2008 will focus on geophysical work to delineate potential long-wall mining resources and, pending the success of this work, there is the possibility of fast-tracking an initial phase board-and-pillar/open-cut operation.


EXXARO MINERAL SANDS - KZN
Block P Extension
Smelter
Block P
Empangeni
Richards Bay
UVS Extension
UVS & Braeburn Extension
Braeburn
Hillendale
Reserve 10
N2
Port Durnford
Mtunzini
Fairbreeze C extension
Fairbreeze
N

Proximity of KZN Sands operations to central processing complex near Empangeni, KwaZulu-Natal

Mineral sands

The start of construction of the **Fairbreeze** mine, south of KZN Sands' existing Hillendale mine in KwaZulu-Natal, has been delayed to October 2008 subject to the approval of mining rights. The water-use licence has been approved and production is planned to start in July 2010.

Feasibility studies on the **Port Durnford** project, located to the immediate south-west of Hillendale mine, are on track for completion by December 2008. The project, if viable, could potentially supply the current KZN Sands furnaces for over 25 years.

The **Toliara Sands** project in south-western Madagascar comprises two exploration areas, Ranobé and Monombo-Marombe. Hand-auger drilling in the Monombo-Marombe area indicates resources capable of supplying long-term ilmenite feedstock to the KZN Sands furnace complex. Further exploration drilling in this area is planned for 2008. Completion of the feasibility study for the Ranobé deposit is targeted for the end of 2008.

The feasibility study on the pigment plant expansion by 40ktpa to 160ktpa at **Tiwest's Kwinana plant** (at a revised capital estimate of US$45 million for Exxaro's share), was completed in the last quarter of 2007. A decision on implementation by Exxaro and its joint venture partner, Tronox Inc, is planned for the first half of 2008.

Bankable feasibility studies on the **Dongara** project, which forms part of the Tiwest joint venture, are ongoing. With a 20Mt reserve and 10% heavy minerals, the project will provide supplementary feedstock for Tiwest's mineral separation plant and synthetic rutile facility. As a result of increased life expectancy at the Tiwest dry mine at Cooljarloo, production at Dongara is planned to start in early 2011.

The acquisition of **Namakwa Sands** was approved by Exxaro shareholders early in 2007 subject to the cession of the mining right, which is expected in 2008. With this acquisition, Exxaro will be strategically positioned as one of the world's top three suppliers of zircon and high-grade titanium dioxide feedstock to the pigment industry, with a well-balanced mineral sands portfolio.

Base metals and industrial minerals

A feasibility study is being undertaken on further expansion of the Chifeng refinery to increase capacity by around 130ktpa. The outcome of this study is expected in 2008. This project could also include consolidating the three phases and mining into one company. Exxaro would review its participation at that time.

AlloyStream

The commercialisation of **AlloyStream™** technology, which allows for the beneficiation of manganese ore into ferromanganese, is advancing according to plan. Following the positive outcome of a pre-feasibility study for a 20ktpa demonstration furnace in November 2007, it has been decided to proceed with a bankable feasibility study for the project.



EXXARO MINERAL SANDS - KZN
N
N2
Hillendale
UVS Extension
UVS & Braeburn Ext
Braeburn
Reserve 10
Port Durnford
0 0.2 0.4 0.8 1.2 1.6
Kilometers
XX

Expanded view of graphic on page 64.

review of mineral resources and reserves

The mineral resources and ore reserves attributed to Exxaro's current operations and growth projects are summarised in the tables on pages 68 to 73. In 2006 immediately after the split into Exxaro Resources and Kumba Iron Ore, Exxaro published only a statutory report and mineral resources and ore reserves were not reported. Note that mineral resources are reported inclusive of ore reserves and at 100% irrespective of the percentage attributable to Exxaro. Mineral resources and ore reserves were estimated by competent persons on an operational basis and in accordance with the Samrec Code (2007) for South African properties and the Jorc Code (2004) for Australian properties. Ore reserves in the context of this report have the same meaning as mineral reserves, as defined by the Samrec Code of 2007. All associated people have sufficient relevant experience in the style of mineralisation, type of deposit, mining method and activity for which they have taken responsibility to qualify as a "competent person" as defined in these codes. These competent persons have signed off their respective estimates in the original mineral resources and ore reserve statements for the various operations and consent to the inclusion of the information in this report in the form and context in which it appears. A list of Exxaro's competent persons is available from the company secretary upon written request.

The processes and calculations associated with the estimates have been audited by internal competent persons and, on a three- to four-year cycle basis, by external consultants. In the case of the former Eyesizwe mines, this process was started in 2007 and will be completed during 2008. Therefore the figures on Matla and North Block Complex in the tables represent the tonnages quoted in the pre-listing independent competent person's report, depleted by the tonnages mined post the pre-listing statement. The person within Exxaro designated to take corporate responsibility for mineral resources and ore reserves, HJ van der Berg, the undersigned, has reviewed and endorsed the reported estimates.

HJ VAN DER BERG
MSc (Geology), BSc (Hons)
Pr Sci Nat (400099/01)
Manager: Mineral Asset Management

Comment

Exxaro's tenure over its mineral assets as listed in the tables was audited and is confirmed with the following considerations. The appeal against the refusal of a prospecting right over several farms included in the Leeuwpan and Strehla mineral resource figures is still pending. This issue is being addressed at senior level and progress has been made. Exxaro has also submitted a new mining right application over the Leeuwpan properties.

Exxaro has applied for the conversion of all former Kumba Resources old-order mining licences to new-order mining rights. Additional information requested by the DME has been provided. It is anticipated that the conversion process will result in Exxaro being granted new-order mining rights in due course. The compilation of conversion applications for former Eyesizwe mine licences (excluding New Clydesdale, which was granted a new-order mining right in the second half of 2007) is under way and submission of these documents is planned for April 2008, well ahead of the 2009 cut-off date. The mining right for Inyanda was granted and the new mine came into production during 2007.

Exxaro's mineral assets in the Waterberg coalfield and Eskom's expansion of electricity generation in this area have created an excellent growth opportunity for the company. As a result, the status of the Grootegeluk mineral resources and ore reserves has been reviewed and adjusted as explained in the accompanying tables. The Grootegeluk mineral assets, combined with the expected additional resources associated with prospecting right assets in the area, put Exxaro in a strong position to support Eskom's future growth commitments in electricity supply.

One of the strategic drivers in Exxaro is management of its mineral assets. The strategy has three goals: firstly to sustain existing operations through the optimal use of on-mine ore reserves and the addition of near-mine mineral resources. Secondly, replacing depleted ore reserves to maintain present production levels over the longer term. Thirdly, to grow the mineral asset base of the company both in tonnage and commodity portfolio to ensure that Exxaro's growth aspirations are based on a sound mineral resource foundation. The first objective is pursued by focusing on on-mine and near-mine exploration. At Rosh Pinah, for example, the life of the mine was extended from four to 11 years. This excludes the large low-grade orebody, which may become economically mineable in future. To support objectives two and three, Exxaro holds 27 prospecting rights (21 coal and six mineral sands) in South Africa. Exploration activities will continue in 2008 to evaluate these opportunities and, if viable, progress them to feasibility study. These objectives are also promoted internationally. Exxaro is evaluating its Moranbah South coking coal asset in Australia.

TABLE 1: EXXARO'S MINERAL RESOURCE ESTIMATES FOR 2005 AND 2007
(Mineral resource estimates reported here are inclusive of ore reserve estimates reported in table 2; resources have been estimated in accordance with the Samrec and Jorc codes with respect to South African and Australian operations/projects respectively)

				2007		2005		
COMMODITY	Operation	% attrib. to Exxaro	Resource category	Tonnes (million)	Grade	Tonnes (million)	Grade	% change
					Raw coal		**Raw coal**	
Coal	Arnot mine	100,0	Measured	**171,7**	**Raw coal**	102,6	Raw coal	
	(captive market)		Indicated	**74,0**	**Raw coal**	113,5	Raw coal	
			Inferred	**17,1**	**Raw coal**	48,0	Raw coal	
			TOTAL	**262,8**	**Raw coal**	264,1	Raw coal	(0,5)
	Matla mine[1]	100,0	Measured	**302,3**	**Raw coal**	329,0	Raw coal	
	(captive market)		Indicated	**112,8**	**Raw coal**	112,8	Raw coal	
			Inferred	–	–	–	–	
			TOTAL	**415,1**	**Raw coal**	441,8	Raw coal	(6,0)
	Tshikondeni mine	100,0	Measured	**25,3**	**Raw coal**	25,7	Raw coal	
	(captive market)		Indicated	**10,1**	**Raw coal**	10,1	Raw coal	
			Inferred	–	–	–	–	
			TOTAL	**35,4**	**Raw coal**	35,8	Raw coal	(1,1)
	Grootegeluk mine[2]	100,0	Measured	**774**	**Raw coal**	1 428	Raw coal	
			Indicated	**3 534**	**Raw coal**	2 075	Raw coal	
			Inferred	**1 107**	**Raw coal**	2 513	Raw coal	
			TOTAL	**5 415**	**Raw coal**	6 016	Raw coal	(10,0)
	Grootegeluk West Project	100,0	Measured	–	–	Not reported		
			Indicated	–	–			
			Inferred	**5 290**	**Raw coal**			
			TOTAL	**5 290**	**Raw coal**	–	–	–
	Inyanda mine[3]	100,0	Measured	**18,1**	**Raw coal**	15,3	Raw coal	
			Indicated	–	–	–	–	
			Inferred	–	–	–	–	
			TOTAL	**18,1**	**Raw coal**	15,3	Raw coal	18,9
	Leeuwpan mine	100,0	Measured	**163;1**	**Raw coal**	169,1	Raw coal	
			Indicated	**6,5**	**Raw coal**	9,8	Raw coal	
			Inferred	–	–	–	–	
			TOTAL	**169,6**	**Raw coal**	178,9	Raw coal	(5,2)
	Mafube mine	50,0	Measured	**58,2**	**Raw coal**	25,3	Raw coal	
			Indicated	**41,9**	**Raw coal**	79,2	Raw coal	
			Inferred	**81,8**	**Raw coal**	81,8	Raw coal	
			TOTAL	**182,0**	**Raw coal**	186,3	Raw coal	(2,4)
	NBC[1][4]	100,0	Measured	**7,1**	**Raw coal**	1,6	Raw coal	
	(North Block Complex)		Indicated	**8,3**	**Raw coal**	8,3	Raw coal	
			Inferred	–	–	–	–	
			TOTAL	**15,4**	**Raw coal**	9,9	Raw coal	55,8

COMMODITY	Operation	% attrib. to Exxaro	Resource category	2007 Tonnes (million)	2007 Grade	2005 Tonnes (million)	2005 Grade	% change
	New Clydesdale mine (NCC)[5]	100,0	Measured	**12,1**	**Raw coal**	21,7	Raw coal	
			Indicated	**0,6**	**Raw coal**	1,7	Raw coal	
			Inferred	**–**	**–**	–	–	
			TOTAL	**12,7**	**Raw coal**	23,4	Raw coal	(45,5)
	New Clydesdale mine (NCC) (additional resources)[5a]	100,0	Measured	**1,6**	**Raw coal**	1,88	Raw coal	
			Indicated	**26,8**	**Raw coal**	15,4	Raw coal	
			Inferred	**–**	**–**	–	–	
			TOTAL	**28,4**	**Raw coal**	17,3	Raw coal	64,6
	NCC (all included)			**41,1**	**Raw coal**	40,7	Raw coal	1,3
	Belfast	100,0	Measured	**23,9**	**Raw coal**	23,9	Raw coal	
			Indicated	**24,0**	**Raw coal**	24,0	Raw coal	
			Inferred	**4,8**	**Raw coal**	4,8	Raw coal	
			TOTAL	**52,7**	**Raw coal**	52,7	Raw coal	0,0
	Moranbah South, Australia	100,0	Measured	**–**	**–**	–	–	
			Indicated	**586**	**Raw coal**	586	Raw coal	
			Inferred	**124**	**Raw coal**	124	Raw coal	
			TOTAL	**710**	**Raw coal**	710	Raw coal	0,0
	Strehla[6]	100,0	Measured	**–**	**–**	–	–	
			Indicated	**22,5**	**Raw coal**	22,5	Raw coal	
			Inferred	**–**	**–**	–	–	
			TOTAL	**22,5**	**Raw coal**	22,5	Raw coal	0,0
Mineral Sands	Hillendale Mine + Braeburn + Braeburn Extension[7]				**% ilmenite**		% ilmenite	
		100,0	Measured	**62,6**	**3,53**	48,7	3,8	
			Indicated	**–**	**–**	–	–	
			Inferred	**–**	**–**	–	–	
			TOTAL	**62,6**	**3,53**	48,7	3,8	28,5
	Fairbreeze A+B+C+C ext	100,0	Measured	**202**	**3,7**	202	3,7	
			Indicated	**27**	**2,5**	27	2,5	
			Inferred	**–**	**–**	–	–	
			TOTAL	**229**	**3,6**	229	3,6	0,0
	Gravelotte Sand	100,0	Measured	**75,1**	**9,1**	75,1	9,1	
			Indicated	**–**	**–**	–	–	
			Inferred	**–**	**–**	–	–	
			TOTAL	**75,1**	**9,1**	75,1	9,1	0,0
	KwaZulu-Natal	100,0	Measured	**–**	**–**	–	–	
	– Block P		Indicated	**40,6**	**3,1**	40,6	3,1	
	– Block P extension		Inferred	**42**	**2,7**	Not reported		
			TOTAL	**82,6**	**2,9**	40,6	3,1	103,4

COMMODITY	Operation	% attrib. to Exxaro	Resource category	2007 Tonnes (million)	2007 Grade	2005 Tonnes (million)	2005 Grade	% change
					% ilmenite		% ilmenite	
Mineral Sands (continued)	KwaZulu-Natal	51,0	Measured	–	–		Not reported	
	Port Dunford		Indicated	**1 004,6**	**2,8**			
			Inferred	**117,3**	**2,9**			
			TOTAL	**1 121,9**	**2,9**	–	–	–
	– Fairbreeze D	100,0	Measured	–	–	–	–	
			Indicated	**9,2**	**2,5**	9,2	2,5	
			Inferred	–	–	–	–	
			TOTAL	**9,2**	**2,5**	9,2	2,5	0,0
	Eastern Cape	100,0	Measured	**232,9**	**4,5**	232,9	4,5	
	(Nombanjana, Ngcizele, Sandy Point old and recent)		Indicated	–	–	–	–	
			Inferred	–	–	–	–	
			TOTAL	**232,9**	**4,5**	232,9	4,5	0,0
	Limpopo Sand	100,0	Measured	**12,5**	**10,5**	12,5	10,5	
	(Gravelotte pebbles and Letsitele sand)		Indicated	–	–	–	–	
			Inferred	**31,3**	**4,0**	31,3	4,0	
			TOTAL	**43,8**	**5,9**	43,8	5,9	0,0
	Limpopo Rock	100,0	Measured	–	–	–	–	
	(Gravelotte rock and Letsitele rock)		Indicated	**53,6**	**25,9**	53,6	25,9	
			Inferred	**112,3**	**20,7**	112,3	20,7	
			TOTAL	**165,9**	**22,4**	165,9	22,4	0,0
	Ranobé, Madagascar [8]	100,0	Measured	**208,8**	**4,8**	–	–	
	– Upper sand unit		Indicated	**320,4**	**4,0**	553	4,6	
			Inferred	**181,3**	**3,5**	–	–	
			TOTAL	**710,5**	**4,1**	553	4,6	28,5
					% THM			
	Tiwest, Australia	50,0	Measured	**117**	**2,7**	157	2,7	
	– Cooljarloo		Indicated	**297**	**2,4**	302	2,4	
			Inferred	**25**	**1,8**	25	1,8	
			TOTAL	**439**	**2,4**	484	2,5	(9,3)
	Tiwest, Australia	50,0	Measured	–		–	–	
	– Jurien		Indicated	**25,6**	**6,0**	25,6	6,0	
			Inferred	–		–	–	
			TOTAL	**25,6**	**6,0**	25,6	6,0	0,0
	Tiwest, Australia	50,0	Measured	**1,3**	**6,9**	1,3	6,9	
	– Dongara		Indicated	**75,4**	**6,6**	75,4	6,6	
			Inferred	–	–	–	–	
			TOTAL	**76,7**	**6,6**	76,7	6,6	0,0

				2007			2005			
COMMODITY	Operation	% attrib. to Exxaro	Resource category	Tonnes (million)	Grade		Tonnes (million)	Grade		% change
					%Zn	%Pb		%Zn	%Pb	
Base metals	Rosh Pinah mine[9] (zinc and lead)	93,9	Measured	**5,0**	**8,6**	**1,9**	3,5	10,1	2,3	
			Indicated	**6,4**	**6,4**	**1,8**	2,3	8,1	2,6	
			Inferred	**1,7**	**4,9**	**0,9**	1,1	8,8	2,4	
			TOTAL	**13,1**	**7,0**	**1,8**	6,9	9,2	2,4	90,4
	Rosh Pinah mine low grade	93,9	Measured	—	—	—				
								Not reported		
	(Additional resource excluded from LOM)		Indicated	—	—	—				
			Inferred	**19,2**	**2,5**	**0,6**				
			TOTAL	**19,2**	**2,5**	**0,6**	—	—		—
					% SiO_2			% SiO_2		
Industrial minerals	Glen Douglas mine (metallurgical dolomite)	100,0	Measured	**180,3**	**<2,5**		142,3	<2,5		
			Indicated	—	—		—	—		
			Inferred	**125,2**	**<2,5**		163,9	<2,5		
			TOTAL	**305,5**	**<2,5**		306,2	<2,5		(0,2)
	Glen Douglas mine[10] (aggregate dolomite)	100,0	Measured	**37,7**	**Raw material**		40,1	Raw material		
			Indicated	—	—		—	—		
			Inferred	**193,7**	**Raw material**		145,1	Raw material		
			TOTAL	**231,4**	**Raw material**		185,2	Raw material		25,0

Note

The tonnages are quoted in metric tonnes, and million tonnes are abbreviated as Mt.
Rounding-off of figures may cause computational discrepancies.
Figures are reported at 100% irrespective of percentage attributable to Exxaro.
All changes more than 10% (significant) are explained.

[1] *Figures were calculated by depleting the SRK audited resource statement (Exxaro competent person's report, January 2006)*
[2] *The decrease is the result of mining depletion and an update of the geological model in 2006 with all available information. Movements in categories are based on a re-classification of resources according to borehole density (SAMREC compliant).*
[3] *Increase in resource is a result of less-than-predicted weathering determined by additional drilling.*
[4] *Resources, reported in the SRK statement as reserves only, were added.*
[5] *The decrease in the resources is the result of mine depletion and termination of pillar extraction for safety reasons.*
[5a] *The increase is the result of the Middeldrift resources transfer from the LOM based on current economic factors.*
[6] *The mineral resource occurs in an area for which the prospecting right is under appeal.*
[7] *The increase in mineral resources is mainly the result of the addition of Braeburn extension.*
[8] *The significant increase in the mineral resource is the result of in-fill drilling and a model upgrade during the reporting period.*
[9] *The increase in the mineral resources is the result of additional ore identified by drilling.*
[10] *The increase in aggregate resource is the result of an upgrade of the geological model in 2007, incorporating all available information.*

TABLE 2: EXXARO'S ORE RESERVES ESTIMATES FOR 2005 AND 2007
(Ore reserve estimates reported here are included in the mineral resource estimates of table 1. They have been estimated in accordance with the SAMREC and JORC codes with respect to South African and Australian operations/projects respectively)

				2007					2005					
COMMODITY	Operation	% attrib. to Exxaro	Reserve category	ROM (Mt)	Grade	Saleable product (Mt)			ROM (Mt)	Grade	Saleable product (Mt)			% change
						Coking coal	Power station coal	Steam coal			Coking coal	Power station coal	Steam coal	
Coal	Arnot mine[11]	100,0	Proved	97,3	-	N/A	94,3	N/A	70,3	-	N/A	67,1	N/A	
	(captive market)		Probable	-	-	N/A	-	N/A	0,0	-	N/A	-	N/A	
			TOTAL	97,3	-	N/A	94,3	N/A	70,3	-	N/A	67,1	N/A	38,4
	Matla mine[12]	100,0	Proved	203,3	-	N/A	201,3	N/A	230,0		N/A	223,6	N/A	
	(captive market)		Probable	67,3	-	N/A	66,6	N/A	67,3		N/A	66,6	N/A	
			TOTAL	270,6	-	N/A	267,9	N/A	297,3	-	N/A	290,2	N/A	(9,0)
	Tshikondeni mine[13]	100,0	Proved	4,3	-	2,4	N/A		6,9	-	3,6	N/A		
	(captive market)		Probable	-	-	-	N/A		-	-	-	N/A		
			TOTAL	4,3	-	2,4	N/A		6,9	-	3,6	N/A		(38,5)
	Grootegeluk mine[14]	100,0	Proved	739	-	37,9	348	35,7	673	-	41,9	245	38,4	
			Probable	2 041	-	111,9	954	59,9	67	-	6,3	25,3	0,7	
			TOTAL	2 780	-	149,8	1302	95,6	740	-	48,2	270	39,2	275,9
					-	A-grade export steam coal				-	A-grade export steam coal			
	Inyanda mine[15]	100,0	Proved	16,3	-		10,2		14,6	-		10,1		
			Probable	-	-		-		-	-		-		
			TOTAL	16,3	-		10,2		14,6	-		10,1		11,7
	Leeuwpan mine	100,0	Proved	95,2	-	N/A	53,0		95,1	-	N/A	45,8		
			Probable	42,4	-	N/A	23,9		47,6	-	N/A	27,1		
			TOTAL	137,6	-	N/A	76,9		142,7	-	N/A	72,9		(3,6)
						Export	Power station				Export	Power station		
	Mafube mine[16]	50,0	Proved	44,3	-	23,92	12,08	N/A	2,0	-	-	2	N/A	
			Probable	-	-	-	-	N/A	9,1	-	-	9,1	N/A	
			TOTAL	44,3		23,92	12,08	N/A	11,1		-	11,1	N/A	297,6
	NBC[12][17]	100,0	Proved	4,9	-	N/A	4,8	N/A	7,9	-	N/A	7,6	N/A	
	(North Block Complex)		Probable	-	-	N/A	-	N/A	-	-	N/A		N/A	
			TOTAL	4,9	-	N/A	4,8	N/A	7,9	-	N/A	7,6	N/A	(37,3)
	NCC[18]	100,0	Proved	10,5	-	N/A	7,7	N/A	13,0	-	N/A	9,1	N/A	
	(New Clydesdale mine)		Probable	0,61	-	N/A	0,4	N/A	1,4	-	N/A	1,1	N/A	
			TOTAL	11,1	-	N/A	8,1	N/A	14,4	-	N/A	10,2	N/A	(22,7)
						Export	Power station				Export	Power station		
	Belfast	100,0	Proved	22,0	-	14,6	7,4	N/A	22,0	-	14,6	7,4	N/A	
			Probable	21,1	-	10,3	9,0	N/A	21,1	-	10,3	9,0	N/A	
			TOTAL	43,1	-	24,9	16,4	N/A	43,1	-	24,9	16,4	N/A	0,0

COMMODITY	Operation	% attrib. to Exxaro	Reserve category	2007 ROM (Mt)	2007 Grade % THM	2007 THM composition % Ilmenite	% Rutile	% Zircon	% Leucoxene	2005 ROM (Mt)	2005 Grade % THM	2005 THM composition % Ilmenite	% Rutile	% Zircon	% Leucoxene	% change
Mineral Sands	Hillendale Mine[19] (including. Braeburn)	100,0	Proved	19,1	8,2	53,0	4,0	6,0	2,0	30,0	6,9	60	3,5	8	1,6	
			Probable	2,7	5,0	63,0	4,0	8,0	2,0	0,0	—	—	—	—	—	
			TOTAL	21,8	7,8	54,0	4,0	6,0	2,0	30,0	6,9	60	3,5	8	1,6	(27,3)
	Fairbreeze A+B+C+C ext[20]	100,0	Proved	137,4	6,1	60	3,1	8	1,4	137,4	6,1	60	3,1	8	1,4	
			Probable	44,1	7,2	61	3,4	8	1,8	44,1	7,2	61	3,4	8	1,8	
			TOTAL	181,5	6,4	60	3,3	8	1,7	181,5	6,4	60	3,3	8	1,7	0,0
	Gravelotte Sand	100,0	Proved	52,4	13,0	85	N/A	N/A	N/A	52,4	13,0	85	N/A	N/A	N/A	
			Probable	—	—	—	—	—	—	—	—	—	—	—	—	
			TOTAL	52,4	13,0	85	N/A	N/A	N/A	52,4	13,0	85	N/A	N/A	N/A	0,0
	Tiwest, Australia - Cooljarloo[21]	50,0	Proved	41	2,7	59	4,7	10	2,8	25	3,7	60	4,8	10	2,7	
			Probable	95	2,9	61	4,4	9	3,1	149	2,7	61	4,5	10	3,1	
			TOTAL	136,0	2,8	61	4,5	10	3,0	174	2,8	61	4,6	10	3,0	(22,0)
	Tiwest, Australia - Jurien	50,0	Proved	—	—	—	—	—	—	—	—	—	—	—	—	
			Probable	15,7	7,9	54	6,8	10	2,3	15,7	7,9	54	6,8	10	2,3	
			TOTAL	15,7	7,9	54	6,8	10	2,3	15,7	7,9	54	6,8	10	2,3	0,0
	Tiwest, Australia - Dongara	50,0	Proved	—	—	—	—	—	—	—	—	—	—	—	—	
			Probable	20,2	10,2	50	6,7	8	1,3	20,2	10,2	50	6,7	9	1,3	
			TOTAL	20,2	10,2	50	6,7	9	1,3	20,2	10,2	50	6,7	9	1,3	0,0

COMMODITY	Operation	% attrib. to Exxaro	Reserve category	2007 ROM (Mt)	2007 Grade % Zn	2007 Grade % Pb	2007 Saleable product Zinc metal (x1,000t)	2007 Saleable product lead metal (x1,000t)	2005 ROM (mt)	2005 Grade % Zn	2005 Grade % Pb	2005 Saleable product zinc metal (x1,000t)	2005 Saleable product lead metal (x1,000t)	% change
Base metals (zinc and lead)	Rosh Pinah mine[22]	93,9	Proved	3,3	9,4	2,0	310	64	2,7	11,1	2,4	300	65	
			Probable	5,0	6,2	1,9	312	96	1,9	7,7	2,3	148	44	
			TOTAL	8,3	7,5	1,9	622	160	4,6	9,7	2,4	448	110	80,3
					% SiO_2		Metallurgical dolomite (Mt)			%SiO_2		Metallurgical dolomite (Mt)		
Industrial minerals	Glen Douglas dolomite mine	100,0	Proved	43,4	<2,5		40,8		40,3	<2,5		38,3		
			Probable	—	—		—		—	—		—		
			TOTAL	43,4	<2,5		40,8		40,3	<2,5		38,3		7,7
							Aggregate (Mt)					Aggregate (Mt)		
	Glen Douglas[23] dolomite mine	100,0	Proved	11,3	Raw dolomite		10,6		13,0	Raw dolomite		12,3		
			Probable	—	—		—		—	—		—		
			TOTAL	11,3	Raw dolomite		10,6		13,0	Raw dolomite		12,3		(13,0)

Note

The tonnages are quoted in metric tonnes, and million tonnes are abbreviated as Mt.
Rounding-off of figures may cause computational discrepancies.
Figures are reported at 100% irrespective of percentage attributable to Exxaro.
All changes more than 10% (significant) are explained.

[11] *~35Mt has been added to the reserve through the upgrade of the resource. Mining depletion is 8Mt.*
[12] *Matla and NBC figures were calculated by depleting the SRK audited reserve statement (CPR, January 2006).*
[13] *The change is the result of 1.4Mt mining depletion and the exclusion of ~2.3Mt from the LOM as a result of structural complexity.*
[14] *The increase in the reserves reported is the result of the expansion of the pit layout after the reclassification of the resources.*
[15] *Change reported is the result of the increase in the resource base.*
[16] *Only the measured resource within the LOM is converted to reserves. The significant increase in reserves is the result of an upgrade of indicated resources to measured resources in the LOM.*
[17] *The significant decrease is the result of mining depletion.*
[18] *The decrease in the reserve (3.3Mt) is the result of mine depletion and termination of pillar extraction for safety reasons.*
[19] *Braeburn is included for the first time as a reserve (~2.7Mt). A gain of ~2Mt is due to the review of the model and mining outside the current reserve boundary. The overall decrease in reserve is mainly the result of mining depletion (~13Mt).*
[20] *Fairbreeze C is included pending the approval of the mining right application.*
[21] *The decrease is primarily the result of mining depletion (42.7Mt) and a 1.6Mt loss after reoptimisation. ~8.5Mt was added through reviewed mine design.*
[22] *The increase in reserves is the result of an increase in indicated and measured resources.*
[23] *The decrease is the result of mining depletion and an upgrade of the geological model.*

executive committee

1 **SIPHO NKOSI (53)**
Chief executive officer
BCom, BCom (Hons)(Econ), MBA (Univ Mass, USA), Diploma in Marketing Management

Sipho began his career as a market analyst with Ford Motor Company South Africa in 1980. In 1986 he moved to Anglo American Coal Corporation where he worked as a marketing coordinator. In 1992 he joined Southern Life Association as senior manager, strategic planning. In 1993 he accepted the position of marketing manager, new business development at Trans-Natal Coal Corporation, which later became Ingwe Coal Corporation. In 1997 he joined Asea Brown Boveri (South Africa) Limited as vice president marketing. He joined ABB Power Generation in 1998 as managing director. As founder of Eyesizwe Holdings, he served as chief executive officer. On 1 September 2007 he was appointed chief executive officer.





2 **DIRK VAN STADEN (58)**
Chief financial officer
BJuris; LLB; Advanced Management Programme (Insead)

Dirk joined Iscor in 1997 as general manager, corporate treasury. Prior to that he was employed by the IDC as general manager responsible for international finance, treasury operations and legal services. In June 2001 he was appointed executive director, finance at Kumba.

3 **MIKE KILBRIDE (56)** ***Chief operating officer***
BSc (Hons)(Min Eng)(RSM), Senior Executive Programme (London Business School)

After his initial years working in the gold industry, Mike joined Iscor and gained experience in all the commodities of the group. Mike was appointed executive director, business operations at Kumba in June 2001 and was responsible for iron ore, coal, mineral sands, base metals and industrial minerals operations.

4 **TREVOR ARRAN (40)** ***Executive general manager: corporate affairs and investor relations***
BSc (Hons)(Econ Geo), AMP (UP/GIBS), BEP, Diploma Project Management

Trevor is responsible for corporate affairs and investor relations, incorporating the company's sustainable development department. He has a wide mining background supplemented by financial experience gained in equity markets, investment banking and new business.

5 **WIM DE KLERK (44)** ***Executive general manager: mineral sands***
CA(SA), TEP, EMP (Harvard)

Wim has served on the executive management team of Iscor, responsible for strategy and continuous improvement. Since 2001, he has been responsible for the mineral sands commodity business.

6 **RIAAN KOPPESCHAAR (37)** ***General manager: corporate finance and treasury***
CA(SA), Advanced Certificate (Taxation), member of the Association of Corporate Treasurers, Advanced Management Programme (Insead)

Riaan joined Iscor in 1993. In 2001 he was appointed manager: corporate finance and treasury. He has extensive experience in structuring complex financing and other corporate transactions.


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7 DR HUMPHREY MATHE (57) *Executive general manager: corporate services*
MSc (Expl Geol), PhD (Univ Natal), Advanced Management Programme (Insead)

Responsibilities include engineering, projects and research and development. Previously at Eyesizwe Coal, he served as head of the technical and new business development division.

8 MXOLISI MGOJO (47) *Executive general manager: base metals and industrial minerals*
BSc (Hons), MBA

Previously at Eyesizwe Coal he was responsible for marketing. Since June 2006, Mxolisi has been responsible for the base metals and industrial minerals commodity business.

9 RETHA PIATER (53) *Executive general manager: human resources*
BCom (Hons), MBA, Advanced Management Programme (Insead)

Retha has 21 years of human resources experience across the various business units and commodities, specifically in the area of remuneration.

10 RIAN STRYDOM (42) *General manager: financial accounting*
CA(SA)

After fulfilling several financial management functions at Iscor, Rian was appointed head of Kumba's financial accounting function in 2001 and has gained extensive experience in statutory and management reporting in a listed environment, as well as enterprise-wide risk management.

11 DR NOMBASA TSENGWA (43) *General manager - safety, health and environment*
Senior secondary teacher's diploma, BSc (hons), MSc, PhD (biotechnology) (Univ of Maryland, USA), Advanced Management Programme (Insead)

Prior to her appointment in 2003, Nombasa was the deputy director-general for the Department of Environmental Affairs and Tourism, and served as a corporate manager at the Council for Scientific and Industrial Research (CSIR). She is a board member of South African National Parks.

12 ERNST VENTER (51)
Executive general manager: coal
BEng (Hons), MBA, Advanced Management Programme (Insead)

Ernst has headed a number of portfolios including base metals, Zincor, consulting services, mining technology, coal beneficiation, process development and plant metallurgy. Since November 2002 he has been responsible for the coal commodity business.

13 MARIE VILJOEN (61)
Company secretary
Marie has 21 years' experience in the field. She assumes responsibility for the group's corporate governance and business administration to ensure alignment with statutory and legal compliance requirements.

directorate



1 **SIPHO ABEDNEGO NKOSI (53)**
Chief executive officer
BCom, BCom (Hons)(Econ), MBA (Univ Mass, USA), Diploma in Marketing Management



2 **DIRK JOHANNES VAN STADEN (58)**
Chief financial officer
BJuris, LLB, Advanced Management Programme (Insead)



3 **MICHAEL JAMES KILBRIDE (56)**
Chief operating officer
BSc (Hons)(Min Eng)(RSM), Senior Executive Programme (London Business School)

4 **PHILIP MICHAEL BAUM (53)** *Non-executive director*
BCom, LLB, H DIP Tax Law

5 **JURIE JOHANNES GELDENHUYS (65)**
Non-executive director
BSc (Eng)(Elec), BSc (Eng)(Min), MBA (Stanford), Pr Eng

6 **UFIKILE KHUMALO (42)**
Non-executive director
BSc (Eng), MSc Eng, MAP, SEDP (Harvard)

7 **DEENADAYALEN KONAR (54)**
Non-executive director
BCom, CA(SA), MAS, DCom









8 VINCENT ZWELIBANZI MNTAMBO (50)
Non-executive director
BJuris, LLB, LLM

9 RICHARD PETER MOHRING (60)
Non-executive director
BSc (Eng)(Mining), MDP, PMD (Harvard); Pr Eng

10 PINKIE KEDIBONE VERONICA NCETEZO (51)
Non-executive director
BA (Soc work), MBA, Diploma in Man, MAP, MEd (Ohio)



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11 NONKULULEKO MERINA CHERYL NYEMBEZI-HEITA (47)
Non-executive director
BSc (Hons)(Elec Eng), MSc, MBA (Open Univ Business School) (UK)

12 NKULULEKO LEONARD SOWAZI (44)
Non-executive director
BA, MA (Urban and reg plan) (UCLA)

13 DALIKHAYA ZIHLANGU (41)
Non-executive director
BSc (Min Eng), MDP, MBA (Wits)

- *Dr Con Fauconnier retired as chief executive officer and director of Exxaro on 31 August 2007, after which Sipho Nkosi assumed office.*
- *Mavuso Msimang was appointed to the board on 28 February 2007 and resigned on 28 May 2007 due to business commitments.*
- *Nonkululeko Nyembezi-Heita resigned with effect from 29 February 2008.*


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... empowered to grow

IN BALANCING OUR INTERESTS WITH THOSE OF OUR STAKEHOLDERS, WE ARE GUIDED BY THE SOCIAL NEEDS OF OUR COMMUNITIES – FOREMOST AMONG THESE IS EDUCATION

Grade 2 learners at Sifundise Primary School in Mpumalanga, from left: June Masanga, Lungile Ngwenya and Samuel Zunguza


Grade 1
My Clever
Numeracy
Revised
Learner's Book

corporate governance

Introduction

As a new-era company, Exxaro understands that diversity, empowerment and development at every level can only be achieved through effective, transparent and accountable leadership.

Exxaro's leadership, in turn, recognises that good corporate governance practices are vital in maintaining high standards of integrity, professionalism and ethical behaviour. Exxaro's directors are fully committed to embedding the principles of transparency and accountability in the group's various business operations, ensuring the creation of value for all stakeholders.

In making good governance a hallmark of Exxaro, the directors are guided by established tenets in creating long-term value for all:

- Adhere to sound principles of direction and management
- Implement best practices on corporate management
- Keenly understand conceptual issues in corporate governance, including a review of recent developments in better understanding corporate governance systems and mechanisms
- Clarify the issues pertaining to the board of directors and management
- Recognise shareholder/stakeholder rights and responsibilities.

Best-practice corporate governance structures ensure a dynamic cycle of improvement where every individual is guided by a common set of values as we expand our quality portfolio of assets. At Exxaro, our values guide the way the organisation is managed and controlled. These values appear on page 1.

In compliance with the mining charter, Exxaro is currently one of the largest black-owned and managed resources companies listed on the JSE, comfortably exceeding charter requirements with a 56% black economic empowerment (BEE) shareholding.

Compliance with King II

The Exxaro board, its committees and management believe compliance is key in maintaining the group's values. The group supports the provisions and principles of corporate governance as defined by the King II report and the Listing Requirements of the JSE. In the review period, the group complied in all material respects with the Code of Corporate Practices and Conduct published in King II and the Listing Requirements of the JSE.

To ensure that excellent corporate governance practices are entrenched in the Exxaro group, all entities are obliged to subscribe to the spirit and principles of King II. While the Exxaro board takes overall responsibility for compliance with King II, the directors of subsidiaries are required to continuously monitor compliance with these principles within their legal entities.

Ethics

In line with Exxaro's value of honest responsibility, compliance with the group's code of ethics is monitored by an executive general manager, the group risk manager and the company secretary, and awareness of ethical behaviour is encouraged throughout the group by communicating regularly with employees.

During the year, all business units were assessed for risks related to corruption. Training in anti-corruption policies and procedures is integrated into the Exxaro induction programme for new employees and during annual competence update training for existing staff.

Formal disciplinary measures are in place to deal with any identified incidents of corruption. In addition to Exxaro's other compliance and enforcement activities, a reporting hotline ("whistle-blowing") has been established through which all stakeholders can report suspected corruption, other reportable irregularities, or contraventions of group values with guaranteed anonymity.

Hotline: 0800 20 35 79
Hotmail: Exxaro@tip-offs.com

Numerous alleged irregularities were reported on the hotline with one case of corruption resulting in criminal prosecution.

Exxaro regularly participates in industry initiatives focused on developing equitable public policies for the mining sector. However, the group does not directly or indirectly support political parties, individual politicians and related institutions through financial or in-kind contributions.

Board of directors

Functions

The board is the focal point of Exxaro's corporate governance system and remains ultimately accountable and responsible for the company's performance and affairs. The board charter clearly sets out the purpose and composition of the board, responsibilities of board members, requirements for board meetings and remuneration of directors. The charter was reviewed during the year to assess compliance with the current regulatory framework and changes made where necessary.

The primary responsibility of the board is to determine the company's purpose and values and provide strategic direction. It is also responsible for identifying key risk areas and performance indicators, monitoring performance against agreed objectives, advising on financial matters and reviewing the performance of executive management against defined objectives and industry standards.

Composition

The board collectively contains the skills, experience, demographic diversity and combination of personalities appropriate to ensure effective leadership and sound governance within the organisation.

As a truly South African company that supports and actively drives transformation in everything we do, we are proud that the majority of our board members are historically disadvantaged South Africans.

Following the retirement of Dr Con Fauconnier and the appointment of Sipho Nkosi as chief executive officer (CEO) on 1 September 2007, the board currently comprises 13 directors:

- four independent non-executive directors
- three executive directors
- six non-executive directors.

In categorising the capacity of each director as executive, non-executive or independent, Exxaro has been guided by the provisions of King II.

Independence

There is a clear distinction in Exxaro between the roles of chairman and CEO to ensure that no-one has unfettered powers of decision-making. Exxaro is in the process of identifying suitable candidates with the objective of appointing an independent chairman. In the year under review, an acting chairman was appointed to ensure continuity in the board's activities. The acting chairman of Exxaro's board is an independent director, responsible for the effective functioning of that body.

The CEO is in charge of the company as a whole and is directly responsible to the board. Among others, he is responsible for ensuring the company achieves its strategic and financial objectives, and for monitoring its day-to-day operational requirements.

Appointments and succession planning

Within its powers, the entire board selects and appoints directors, including the CEO and executive directors, on the recommendations of the transformation, human resources, remuneration and nomination committee (TREMCO).

TREMCO considers non-executive director succession planning and makes appropriate recommendations to the board.

We have exceeded all key South African legislative requirements for transformation. Best practice corporate governance structures are in place and we will continue to set the standard in developing and training people – within and beyond the company – to address the critical skills shortage in South Africa.

The group is currently engaged in a process to identify a suitable chairman. It is the group's intention to have a chairman appointed by mid-year 2008.

All appointments are in terms of a formal and transparent process. Candidates are selected against criteria deemed appropriate for Exxaro, given the nature of the company, the industry in which it operates and its transformation objectives.

The chairman is appointed for a term not exceeding one year and is nominated from the ranks of independent non-executive directors.

To ensure efficient staggering of director rotation, directors are subject to retirement and may be nominated for re-election every three years with the proviso that no director will hold office for more than three consecutive periods. The retirement age for non-executive directors is 70 years, effective at the annual general meeting after the date on which they turned 70.

Accountability

Exxaro's directors are reputable, skilled and experienced and bring appropriate judgement to bear on the issues at hand. Non-executive directors understand Exxaro's mission, strategy and business and add specialist expertise to the group.

Exxaro regards open communication with its directors as a priority in ensuring their accountability. Therefore all material information is disseminated to them between board meetings.

The company secretary is responsible for the duties set out in section 268G of the Companies Act. In terms of Exxaro policy, directors have free access to the company secretary and to independent professional advisers, whether in legal, technical or accounting areas, at the company's expense.

Remuneration

TREMCO considers and submits recommendations to the board on fees to be paid to each non-executive director. Any changes to fees are approved by the board and submitted to shareholders at the annual general meeting for approval prior to implementation and payment.

In line with generally accepted governance practices, independent non-executive directors do not have service contracts and are not members of the group's pension scheme.

Non-executive directors' remuneration is summarised below:

Name	Fees for services R	Benefits and allowances[1] R	Total R
PM Baum[2]	191 657		191 657
JJ Geldenhuys	240 659	3 676	244 335
U Khumalo[2]	154 562		154 562
Dr D Konar	253 481		253 481
VZ Mntambo	176 201		176 201
RP Mohring[2]	183 414	5 737	189 151
M Msimang[3]	23 852		23 852
PKV Ncetezo	176 201	7 383	183 584
NMC Nyembezi-Heita	197 840		197 840
NL Sowazi[2]	183 414		183 414
D Zihlangu	179 292	9 233	188 525
			1 986 602

[1] *Includes travel allowances*
[2] *Fees paid to their respective employers and not to individuals*
[3] *Resigned on 28 May 2007*

ATTENDANCE

Board meetings	Appointed to board	Feb	May	June	Aug	*Oct	Nov
Director							
PM Baum	17 Feb 04	•	A	•	•	•	•
Dr CJ Fauconnier	1 June 01	•	•	•	•	n/a	n/a
JJ Geldenhuys	1 June 01	•	•	•	•	•	•
U Khumalo	28 Nov 06	A	•	•	•	A	•
MJ Kilbride	1 June 01	•	A	•	•	•	•
Dr D Konar (acting chairman)	1 June 01	•	•	•	•	•	•
VZ Mntambo	28 Nov 06	•	A	•	•	A	•
RP Mohring	28 Nov 06	•	•	A	•	•	•
PKV Ncetezo	28 Nov 06	•	•	•	•	•	•
SA Nkosi	18 Oct 01	•	•	•	•	A	•
NMC Nyembezi-Heita	28 Nov 06	•	A	•	•	A	•
NL Sowazi	28 Nov 06	•	A	•	•	•	•
DJ van Staden	1 June 01	•	•	•	•	•	•
D Zihlangu	28 Nov 06	•	•	A	•	•	•

**Special*

A Apologies • Attended n/a Retired on 31 August

Board committees

The board has appointed three committees to assist in effectively discharging its responsibilities. All committees fulfil their responsibilities within clearly defined written terms of reference, which deal explicitly with their purpose and function, reporting procedures and written scope of authority.

To ascertain their performance and effectiveness, committees are subject to regular evaluation by the board.

The board believes these committees have effectively discharged their responsibilities for the year and that there was transparency and full disclosure from the committees to the board.

Audit, risk and compliance committee

Composition and meeting procedures

The committee consists of three members and the majority (including the chairman) are independent directors. Executive directors, the senior audit partner and head of the outsourced internal audit function also attend meetings and have unrestricted access to the chairman and committee members. Non-executive directors may also attend at the invitation of the committee.

When required, suitably qualified people may be co-opted to render specialist services.

The committee meets at least four times a year.

Role, purpose and principal functions

The committee reviews the principles, policies and practices adopted in preparing the financial statements of the company and its subsidiaries. It also ensures that interim and annual financial statements and any other formal announcements relating to the company's financial performance comply with the Companies Act, the JSE Listing Requirements and International Financial Reporting Standards.

The committee reviews the work of the group's external and internal auditors to ensure the adequacy and effectiveness of Exxaro's financial, operating, compliance and risk management controls.

Exxaro's policy on non-audit services, which is annually reviewed by the committee, details which services may or may not be provided by Exxaro's external auditors and covers:

- basic accounting assistance
- payroll services
- tax services
- human resources services
- information technology services
- appraisal or valuation services
- legislative and administrative decision-making and corporate governance
- internal audit and risk management.

The above policy was complied with in the year under review.

ATTENDANCE

Director	Appointed to committee	Feb	May	Aug	Nov
Dr D Konar (chairman)	11 Feb 02	•	•	•	•
RP Mohring	30 May 07	n/a	•	•	•
NL Sowazi	30 May 07	n/a	•	•	•

• Attended n/a Not on committee

Safety, health and environment committee (SHE)

Composition and meeting procedures

The committee consists of five members with an independent chairman. The CEO and chief operating officer (COO) attend meetings as ex officio members.

General managers of commodity businesses, safety/health/environment, human resources and technology management attend meetings by invitation. Suitably qualified people may be co-opted onto the committee when necessary to render specialist services.

The committee meets at least three times a year.

Role, purpose and principal functions

The purpose of the committee is to develop the framework, policies and guidelines for health, environmental and safety management group-wide.

The role of the committee is to:

- oversee the development of policies and guidelines for safety, health, environmental management
- review the policies and performance of the company as a whole on the progressive implementation of SHE policies
- encourage independently managed subsidiaries, associates and significant investments to develop their own SHE policies that are consistent with those of the group
- receive reports on substantive SHE risks and liabilities
- monitor key indicators on accidents and incidents and, where appropriate, ensure this information is communicated to other companies managed by or associated with the company
- consider for adoption substantive national and international regulatory and technical developments
- facilitate participation, co-operation and consultation on SHE matters with government, national and international organisations, supernational authorities, other companies and other SHE associations.

ATTENDANCE

Director	Appointed to committee	April	July	Nov
JJ Geldenhuys (chairman)	11 April 02	•	•	•
Dr CJ Fauconnier	11 April 02	•	•	n/a
MJ Kilbride	11 April 02	•	•	•
SA Nkosi	23 May 03	•	•	A
D Zihlangu	18 April 07	•	•	•

• Attended   A Apologies   n/a Retired on 31 August

TREMCO

During the year, the human resources, remuneration and nomination committee was merged with the transformation committee to form TREMCO. This was done to minimise duplicated responsibilities as transformation has a strong human element.

Composition and meeting procedures

The committee consists of four members, with the chairman being an independent director. The CEO, chief financial officer (CFO), executive general manager: human resources, and compensation and benefits advisers may be invited to attend any meeting.

Suitably qualified people may be co-opted onto the committee to render the specialist services required to assist the committee in its deliberations on any particular matter.

The committee meets at least five times a year.

Role, purpose and principal functions

The purpose of the committee is to:

- make recommendations on the composition of the board and board committees and to ensure that the board consists of individuals equipped to fulfil the role of director of the company
- guide, monitor, review and evaluate the company's progress on transformation, specifically the three primary pillars of employment equity, community involvement and preferential procurement
- ensure the company's remuneration strategies, packages and schemes are related to achieving business objectives and delivering shareholder value
- ensure compliance with statutory and best-practice requirements on labour and industrial relations management, and that appropriate human resources strategies, policies and practices are in place.

ATTENDANCE

Director	Appointed to committee	Feb	May	July	*Nov	Nov
NMC Nyembezi-Heita (Chairman)	9 May 07	n/a	•	•	•	•
PM Baum	16 Mar 04	•	•	•	•	•
VZ Mntambo	9 May 07	n/a	•	•	A	•
PKV Ncetezo	9 May 07	n/a	•	•	•	•

*Special

• Attended   A Apologies

Management committees

Executive committee

The executive committee (Exco) is chaired by the CEO and consists of 13 members. It meets formally each month and ad hoc when necessary.

Exco is mandated, empowered and held accountable for implementing the strategies, business plans and policies determined by the Exxaro board. It is also responsible for managing and monitoring the business affairs of the company in line with approved plans and budgets, prioritising the allocation of capital and other resources as approved by the board and establishing best management and operating practices.

Exxaro follows a structured process to ensure it invests in projects aligned with group strategy and which yield the required returns. In this process two forums are engaged: an initial assessment is completed by the strategic co-ordination forum and a comprehensive review is then undertaken by the investment review committee. The offshore review committee assists the board in financially co-ordinating Exxaro's portfolio of offshore investments and interests.

- **The strategic co-ordination forum**

  The forum, chaired by the COO, meets every six weeks and its primary purpose is to ensure that all new initiatives are aligned with the Exxaro group strategy.

  This forum has been mandated to:
  - ensure alignment of strategy execution and new developments
  - determine strategic priorities and co-ordinate, support and monitor strategic initiatives throughout the group
  - allocate resources and accountabilities for investigations or studies.

- **Investment review committee**

  The committee, chaired by the CFO, meets monthly and its primary responsibility is to undertake comprehensive investment reviews and assess the technical feasibility and financial viability of proposed capital projects or investments prior to these requests being presented to the executive committee and Exxaro board for approval.

  In fulfilling these objectives, the committee ensures that:
  - each project meets the strategic, technical and investment requirements defined by the board
  - critical decisions, project parameters and potential risks are adequately addressed and researched prior to recommending the commitment of funds
  - each project enhances the portfolio value of Exxaro.

Offshore review committee

The committee meets quarterly, with more frequent meetings convened if required.
The primary responsibilities of this committee include:
- financial control and governance of Exxaro's offshore investments and multi-disciplinary interests
- efficient financial structuring
- providing for offshore investment funding and expenditure
- ensuring that financial reporting, auditing and tax-related issues are properly managed
- ensuring that the company's overseas offices are effectively staffed, managed and used.

Intellectual property committee

Exxaro acknowledges the importance of intellectual property and its proper management. Chaired by the executive general manager: corporate services, an intellectual property committee has been established to ensure that possible innovations are exploited and, if appropriate, patented and properly maintained. Copyright, trademark and possible infringement issues are also addressed by this committee. The committee also comprises the company secretary, representatives of the finance and technology departments, and Exxaro's legal representatives.

Sustainability

Sustainability is a cornerstone of the Exxaro group and our approach is embedded in the first of our corporate values which states "empowered to grow and contribute". Our aim is to encourage entrepreneurship as far as possible to transform this value into reality for as many stakeholders as possible (page 127).

Black economic empowerment codes of good practice

While we understand that companies need to verify the BEE status of suppliers in terms of the Codes of Good Practice, Exxaro confines its reporting to the requirements set out in the Mineral and Petroleum Resources Development Act and its associated mining charter scorecard.

Exxaro's approach to transformation and empowerment, however fits well with the requirements of the BEE codes and scorecard. In structuring the new group, we ensured that:

- the majority of voting rights are exercised by black people
- the majority of profits accrue to black people
- the majority of the board comprises black people.

Disclosure policy

The board has adopted a formal continual disclosure of interests policy to ensure full and timely disclosure by directors.

External communications

Exxaro believes that briefing analysts, investors and fund managers is an important element of maintaining investor relations. However, it will only provide "price-sensitive" information after disclosing that information to the market.

Broader stakeholder communication plans have been developed and are currently being implemented. The group believes in clear, transparent, concise and timely dissemination of relevant information to all stakeholders. This is achieved through a multitude of channels and media, including written, electronic and verbal presentations.

shareholder information

Market listings and other information

The principal market for Exxaro Resources Limited is the JSE. As a constituent of the All Share Top 40 index (ALSI 40 index), Exxaro shares trade through the STRATE system.

STRATE is the authorised central securities depositary (CSD) for equities in South Africa that incorporates an electronic settlement system. STRATE achieves secure, electronic settlement of share transactions on the JSE and for off-market trades. Shares in companies listed on the JSE can no longer be bought or sold unless they have been dematerialised on to the STRATE system. This process involves submitting paper share certificates to a custodian bank or JSE member firm (broker) for conversion into an electronic record, an exercise referred to as dematerialisation.

The introduction of the Johannesburg Equity Trading (JET) system a few years ago highlighted deficiencies in the JSE's paper-based settlement system. Shares were no longer traded on a trading floor, and this contributed to a massive leap in the number of trades each day. Back-office support services were incapable of handling this increase in daily transactions efficiently in a paper-based environment. The transition to an efficient settlement system has increased market activity and will certainly improve the international perception of the South African market by reducing settlement and operational risk in the market, increasing efficiency and ultimately reducing costs. Accordingly, by heightening investor appeal, STRATE enables South Africa to compete effectively with other international markets, and not just those of emerging countries. For additional information please refer to the STRATE website: **www.strate.co.za**

Closing JSE share prices are published in most national and regional SA newspapers and are available during the day on the Exxaro and other websites. Share prices are also available on I-Net Bridge, Reuters and Bloomberg. Exxaro has an over-the-counter (OTC) sponsored American depositary receipt (ADR) facility with the Bank of New York (BoNY) under a deposit agreement. For additional information please refer to the BoNY website: **www.adrbony.com**

ADR holders

ADR holders may instruct BoNY on how shares represented by their ADRs should be voted. Registered holders of ADRs will have annual and interim reports mailed to them at their recorded address. Brokers or financial institutions that hold ADRs for shareholder clients are responsible for forwarding shareholder information to their clients and will be provided with copies of annual and interim reports for this purpose.

Dividend determination

Dividends are determined in South African rand (ZAR) and are declared payable in the same currency by the group. ADR shareholders are paid in US dollars by the group's ADR bank, BoNY. BoNY effects the conversion of ZAR-determined dividends in US dollars on behalf of its US ADR shareholders. Contact Computershare or BoNY for further details.

Shareholder communication

General shareholder enquiries

Computershare is the registrar for Exxaro. All general enquiries and correspondence concerning shareholders (other than shares held in ADR form) should be directed to the registrar. Computershare's contact details are on the inside back cover. Shareholders must notify Computershare promptly in writing of any change of address.

All enquiries concerning shares held in ADR form should be directed to BoNY, whose contact details are given on the inside back cover or visit its website at: **www.adrbny.com**

Shareholders can obtain details about their own shareholding on the internet. Full details, including how to gain secure access to this personalised enquiry facility, are provided on the Computershare website: **www.computershare.com**

Publication of financial statements
Shareholders wishing to view the annual report and/or interim report in electronic rather than paper form can access it on the Exxaro website: **www.exxaro.com**

Shareholder information

Major shareholders
As of 31 December 2007, the one entity known to Exxaro as owning more than 10% of its shares is Main Street 333 (Pty) Limited with 186 550 873 shares representing 52,86% of the number of shares in issue. This entity is commonly referred to as BEE Holdco (refer to page 5).

As of 31 December 2007, the total number of voting securities owned by directors of Exxaro was 2 319 ordinary shares.

shareholders' analysis

Registered shareholder spread Shareholder spread	Number of shareholders	% of total shareholders	Number of shares	% of issued capital
1 – 1 000 shares	14 137	83,73	4 058 715	1,15
1 001 – 10 000 shares	2 181	12,92	6 424 465	1,82
10 001 – 100 000 shares	465	2,75	14 537 861	4,12
100 001 – 1 000 000 shares	120	0,71	38 668 743	10,96
1 000 001 shares and over	24	0,14	289 217 416	81,95
	16 884	100,00	352 907 400	100,00

Beneficial shareholder categories Category	Total shareholding	% of issued capital
Black economic empowerment	186 550 873	52,86
Unit trusts/Mutual funds	37 302 988	10,57
Corporate holdings	35 330 282	10,01
Pension funds	27 461 535	7,78
Insurance companies	14 581 631	4,13
Private investors	11 900 761	3,37
Employees	10 618 974	3,01
Other managed funds	10 001 763	2,83
Custodians	2 602 205	0,74
Hedge fund	2 447 470	0,69
Investment trusts	2 300 000	0,65
Foreign government	770 132	0,22
Charity	378 100	0,11
American Depositary Receipts	151 472	0,04
Remainder	10 509 214	2,98
Total	352 907 400	100,00

Public and non-public shareholdings Shareholder type	Number of shareholders	% of total shareholders	Number of shares	% of issued capital
Public shareholders	16 874	99,93	118 269 524	33,50
Non-public shareholders	11	0,07	234 637 876	66,50
– Directors and associates	4	0,01	2 319	0,01
– Main Street 333 (Pty) Ltd	1	0,01	186 550 873	52,86
– Anglo American Corporation of SA Ltd	1	0,01	34 730 282	9,84
– Exxaro Employee Empowerment Trust	1	0,01	10 618 974	3,01
– Assore Ltd	1	0,01	600 000	0,17
– Kumba Management Share Trust	1	0,01	1 970 984	0,56
– Kumba Bestuursaandele Trust	1	0,01	164 444	0,05
Total	16 884	100,00	352 907 400	100,00

Beneficial shareholdings of 3% or more	Total shareholding	% of issued capital
Main Street 333 (Pty) Ltd	186 550 873	52,86
Anglo American Corporation of SA Ltd	34 730 282	9,84
Public Investment Corporation	13 515 993	3,83
Exxaro Employee Empowerment Trust	10 618 974	3,01
Total	245 416 122	69,54

Geographic split of beneficial shareholders Region		
South Africa	311 887 937	88,38
United States of America and Canada	22 469 378	6,37
United Kingdom	4 325 608	1,23
Rest of Europe	9 198 685	2,61
Rest of the World[1]	5 025 792	1,42
Total	352 907 400	100,00

[1] *Represents all shareholdings except those in the above regions*

Investment management shareholdings of 3% or more Investment manager	Total shareholding	% of issued capital
Main Street 333 (Pty) Ltd	186 550 873	52,86
Anglo American Corporation of SA Ltd	34 730 282	9,84
STANLIB Asset Management	15 224 323	4,31
Exxaro Employee Empowerment Trust	10 618 974	3,01
Total	247 124 452	70,03

Geographic split of investment managers and company-related holdings Region		
South Africa	305 640 107	86,61
United States of America and Canada	18 981 962	5,38
United Kingdom	11 158 591	3,16
Rest of Europe	5 755 839	1,63
Rest of the World[1]	11 370 901	3,22
Total	352 907 400	100,00

[1] *Represents all shareholdings except those in the above regions*

Breakdown of non-public holdings Directors and associates	Number of shares	% of shares
Nyembezi-Heita, NMC	1 000	0,00
Kilbride, MJ	586	0,00
van Staden, DJ	565	0,00
Konar, D	168	0,00
Total	2 319	0,00

BENEFICIAL SHAREHOLDERS OF 3% OR MORE


30,46%
52,86%
3,01%
3,83%
9,84%

- Main Street 333 (Pty) Ltd
- Anglo American Corporation of SA Ltd
- Public Investment Corporation
- Exxaro Employee Empowerment Trust
- Other

ANALYSIS OF INVESTMENT STYLES[1]


1,03%
2,42%
10,01%
4,95%
11,37%
14,34%
55,87%

- Private client
- Value
- Remainder
- Growth
- Black economic empowerment
- Corporate
- Index

[1] *Includes categories above 1% only*

GEOGRAPHIC SPLIT OF BENEFICIAL SHAREHOLDERS


2,61%
1,42%
1,23%
6,37%
88,38%

- South Africa
- United States of America and Canada
- United Kingdom
- Rest of Europe
- Rest of the World

managing risk, issues and opportunities

RISK MANAGEMENT

Risk philosophy

Investors are more willing to invest in a company with a well-defined risk philosophy and an integrated enterprise-wide risk management (ERM) programme. The philosophy and ERM programme are underpinned by a risk-appetite strategy to assess high-level risks which are then applied consistently in resource-allocation decisions to mitigate risks that might impact on the company's ability to increase stakeholder value.

In line with its vision, Exxaro maintains an integrated ERM programme to guide individual business units in their risk management endeavours to prevent or reduce the adverse impacts of operational losses, earnings surprises and reputational damage. The board-approved methodology followed throughout the group ensures a better understanding of the trade-off between risk and reward which, in turn, enhances strategic decisions relating to improved capital allocation to address strategic risks.

The effectiveness of the ERM process is measured by how well it aligns the key fundamentals of governance, business objectives, ethics, policies, standards, strategies and compliance.

In Exxaro, the focus is on bringing these fundamental components ever closer to the operational risk management processes.

Our ERM approach is aimed at:
- minimising losses caused by adverse events
- reducing earnings surprises and reputational damage
- contributing to the protection of shareholder value.

Risk appetite

The board, guided and assisted by the audit, risk and compliance committee, defines and approves Exxaro's risk appetite. Exxaro's risk-bearing capacity is a function of its ability to withstand unexpected losses and the effect such losses may have on the company's ability to continue operating as a going concern.

In Exxaro, the embedded nature of the ERM programme is reflected in a centralised ERM hub dedicated to strategic direction and policy development, and risk committees operating at business unit level to implement this policy.

Risk culture

Exxaro has a policy of zero tolerance for compliance failures and its aim is to speedily identify and rectify any deviation.

Promoting a risk-conscious culture is a constant focus throughout the company. All risk owners are responsible for continually monitoring the existing and ever-changing risk profile of the environment in which they conduct their business.



ESTABLISH THE CONTEXT
• Strategic
• Organisational
• Risk management
• Set and communicate business objectives
• Consider internal and external business objectives
IDENTIFY RISKS
• Headline risk areas
• Evolving risks
ANALYSE RISKS
Determine existing controls
Determine likelihood
Determine impact
Estimate level of risk
EVALUATE RISKS
• Compare against criteria
• Set risk priorities
• Consider control measures
Risk acceptable
Yes
Accept
No
Identify treatment options
Reduce likelihood
Reduce impact
Transfer in full or in part
Terminate
Assess treatment options
Consider feasibility costs and benefits
Recommend treatment strategies
Select treatment strategy
Prepare treatment plans
Prepare treatment plans
Implement treatment plans
Reduce likelihood
Reduce impact
Transfer in full or in part
Terminate
Risk acceptable
Yes
Retain
No

managing risk, issues and opportunities

Divisional and business-unit risk committees play an important role in identifying operational risk and in the development and application of generic mitigating strategies. They also have a risk oversight function by virtue of being closer to activities that could have adverse results. Each committee is chaired by the head of the business centre and meets quarterly. The group risk manager attends all meetings.

Risk management objectives

The risk management process is continual, with well-defined steps. When taken in sequence, these support better decision making by contributing greater insight into risks and their impacts. Risks from all sources are identified and once they pass the materiality threshold, a formal process begins in which causal factors and consequences are identified and the correlation with other risks and the current risk-mitigating strategy is reviewed. One of the challenges is to ensure that mitigating strategies are geared to deliver reliable and timely risk information to minimise adverse impacts of risks that might materialise.

The top business risks based on impact, likelihood or the probability of occurrence, together with the mitigating control measures, are disclosed in descending order.

Top risks

Risk	Severity	Probability	Control measures
• **Operational** Granting of new mining rights or conversion of old rights	High	High	Ensure compliance with mining charter requirements. Continuous engagement with the Department of Minerals and Energy (DME).
• **Operational** KZN Sands – furnace production capacity	High	High	Pursuing optimisation initiatives and projects that can positively influence achieving nameplate capacity, including investigation into alternative hearth technology.
• **Profitability** Impact of buoyant construction and engineering market on the cost of capital projects	High	High	Maintaining a database on escalation of major commodity items based on industry trends and own experience to ensure comprehensive provision for escalation on project costing and timing of long lead-time items.
• **Human resources** Retention and availability of skills base impacting on current production and future growth	High	High	Implementation of effective retention strategy for key disciplines. Remain an employer of choice due to: - regularly benchmarked market-related remuneration - comprehensive training - growth opportunities. Focus on innovative recruitment initiatives and succession planning. Continuous rotation and exposure of own talent in multidisciplinary project teams.

managing risk, issues and opportunities continued

Risk	Severity	Probability	Control measures
• **Strategic** KZN mineral sands business feedstock resources	High	Medium	Finalise feedstock reserve prioritisation feasibility studies. Obtain DME approval of mining rights for Fairbreeze C extension and Braeburn as delays are already affecting operational activities.
• **Strategic** Funding value-added growth within balance sheet and equity-raising constraints	High	Medium	Ranking value-adding opportunities in an aligned growth strategy and in terms of a strategic investment framework. Optimising dedicated project finance facilities.
• **Profitability** Impact of continued rand and Australian dollar strength combined with forecast macro-economic parameters and commodity prices, on operating margins and returns on investment	High	Medium	Judicious hedging policy. Continuous business improvement initiatives with rigorous tracking. Optimised use of operating assets to leverage benefits of higher throughput. Investigate downstream integration opportunities.
• **Profitability** Anticipated significant price increases for electricity	High	Medium	Participation in industry forums that engage with Eskom and National Energy Regulator of South Africa (Nersa). Investigation into co-generation.
• **Operational** Power supply certainty and the impact of interruptions on safety, production and profitability	Medium	High	KZN Sands and Zincor have load-sharing agreements with the electricity utility. Commitment to assist Eskom with additional coal supply required to achieve stability in the power plant feed and transmission grid. Examination of alternatives with regard to the conservation and use of electricity throughout operations.
• **Environmental** Risks posed by continuously changing and onerous environmental legislation	High	Low	Rehabilitation strategy developed with continuous monitoring of work performed in line with strategy. Ongoing rehabilitation is managed out of operational budgets while the Exxaro Environmental Rehabilitation Fund provides for final closure costs. Continuous engagement with authorities.

SUSTAINABLE DEVELOPMENT

Performance

Exxaro's sustainable development reporting is guided by the Global Reporting Initiative (GRI) and its sectoral supplements (page 18). As such, we have subdivided our sustainable development performance and progress into:

- safety, health and environment
- economic
- social

SAFETY, HEALTH AND ENVIRONMENT PERFORMANCE

Managing safety, health and environment (SHE) is central to the success of our business and, accordingly, the potential for SHE risks and establishing suitable mitigation measures are integral to our journey towards zero harm. As part of the recent merger process, a SHE integration project was launched at the beginning of 2007, resulting in a new vision and strategy.

Our SHE vision, *leading the way to zero harm,* is underpinned by six key principles (figure A) and an evolving strategy for the next five years. To ensure that all aspects of SHE are implemented equitably, the new strategy has focused plans for safety, health and hygiene and environment, each with clear goals and timelines.

The overall responsibility for monitoring safety, health and environmental performance rests with the Exxaro board, exercised through the SHE committee and representative consulting forums at corporate level and each division. A number of SHE-related internal and external audits are conducted annually to assure the board that policies, standards and procedures are implemented at operational level. To comply with all relevant SHE management standards and legislation, the group aims for high standards of safety, health and environmental performance. We aim to continuously improve SHE management systems in all operations as an integral part of our commitment to run a responsible business and accelerate sustainable development.

The integration project has also given us an opportunity to:

- Determine Exxaro's SHE risk profile
- Identify best practice from the SHE programmes of the former Kumba Resources and Eyesizwe Coal
- Integrate SHE programmes from these companies
- Develop supporting systems and procedures in line with our strategy
- Set common SHE standards and adapt systems and processes
- Provide appropriate skills, governance structures and resources for SHE functions
- Establish integrated monitoring and auditing protocols.

Developed in consultation with relevant stakeholders, the aim of the new SHE programme, standards and protocols is primarily to:

- Provide an integrated risk-based SHE management system consistent with national legislation
- Ensure the progressive development and implementation of more specific and detailed SHE management systems at all levels of Exxaro operations
- Provide a framework for the implementation of integrated safety, health and environmental compliance audits and reporting
- Provide performance criteria against which SHE management systems across Exxaro business units can be measured
- Provide a platform for continuous improvement.

Compliance management is central to good governance and in many ways gives us the 'licence' to continue to operate. Having noted the need to ensure that our compliance processes are under control, we have established a corporate SHE compliance management department which assists in:

- Implementing an ongoing assessment and review of the impact of existing and new legislation
- Formulating an Exxaro-wide compliance framework to manage SHE risks, ensure a strong compliance culture and integrate legal compliance requirements into business processes
- Coordinate integrated compliance monitoring and reporting.


1
SHE is a value and influences everything we do
2
Compliance with legislation is a prerequisite
3
We are all committed to zero incidents
4
If we cannot do it safely, we don't do it at all
5
We believe SHE performance is excellent business and a sign of exceptional leadership
6
Competency training is an essential part of SHE excellence
SHE
PRINCIPLES

FIGURE A: SHE VISION "LEADING THE WAY TO ZERO HARM"

This function complements the activities of corporate SHE technical advisers to provide management and the executive with confirmation that business units are aware of their SHE risks, are managing these risks and taking due consideration of risks when business decisions are made.

Awareness

As part of our awareness and continuous improvement programme, in November 2007 we organised and sponsored a biennial industry-wide SHE conference. This was the fourth such conference where industry stakeholders, our management team and employees could interact to advance SHE objectives across our group, share experiences and examine best practices on particular challenges. The 2007 SHE conference focused particularly on environmental challenges and opportunities the company faces regularly.

SAFETY

Exxaro believes achieving zero injuries is possible by applying our management protocols, programmes and systems.

Key risks to meeting this target are the high number of incidents relating to vehicle safety and energy and machinery isolation as well as general lack of risk awareness and discipline at all levels.
To address these risks, Exxaro has embarked on a number of initiatives. The *I Care Fatal Risk Controls* are being relaunched at all our sites to ensure special emphasis on the risks responsible for fatalities at Exxaro and the preventative measures in place to manage these risks better. Linking into this drive, Exxaro has also revised its HIRA (hazard identification and risk assessment) standard to ensure a higher level of risk identification and mitigation.

The vehicle safety standard at Exxaro has also been revised, setting a minimum standard with which all vehicles should comply to operate on company property or be used for company business.

Exxaro has also embarked on a formal 'visible felt leadership' programme at all business units to ensure improved communication and understanding of key safety risks between management and employees with the main aim of improving risk awareness and proactively addressing and mitigating safety risks on the floor before incidents occur.

Although the fatality frequency rate per million man-hours worked improved from 0.18 in 2006 to 0.14 in 2007 (figure B), it is still too high as any fatality is regarded as unacceptable. Regrettably, and despite excellent safety achievements at several mines, we lost five colleagues during the reporting period. Two fatalities occurred in separate incidents at Grootegeluk, one in January and the other in November. One fatality occurred at Rosh Pinah in March, another at Matla in May and the third at North Block Complex in December. Thorough investigations were conducted in all cases and lessons learned from each incident have been incorporated into our ongoing safety programmes focused on an injury-free work environment.

Although there has been constant improvement in the lost-time injury frequency rate (LTIFR) over recent years (figure C), improvements have fallen short of targets.

Exxaro has set a target of zero fatalities and an LTIFR of 0,21 for 2008, which is a reduction of 30% on the LTIFR target set for 2007. Although we have not met the target for 2007, we are confident that through renewed focus and committed management and employees, we will reach our goal. The safety of our people is a cornerstone of our business and, by making this target a collective responsibility, we will reach and sustain it sooner.

Note: Exxaro is standardising reporting on man-hours and lost-time injuries across the group.

HEALTH AND HYGIENE

Exxaro is committed to reducing employee exposures to workplace health risks. Our group also continues to respond to the major challenge of HIV/Aids and has committed additional resources for managing this pandemic in the workplace.

Key risks

The major occupational hygiene risks are noise, dust and thermal stress. Other risks include gases and illumination. The risks vary according to the different commodities and by type of operation such as underground mine, opencast pit, or plant.

Business units identify and rank their risks; and have a hygiene surveillance programme to quantify risks. Workplace exposures are linked to individuals, and medical surveillance is conducted on the basis of these exposures. For HIV/Aids, a disease management programme is in place.

During 2007, we began a process to revise our corporate standards to manage identified risks better. These include the hearing-conservation and dust-control programmes. We are also improving management standards for emergency response; hazardous chemicals; tuberculosis and reporting. The review of our management standard on reporting for the group includes the planned roll-out of an electronic system for ensuring the timely reporting of health and hygiene incidents; tracking outdated and outstanding medical certificates as well as referrals.

Figure B: Fatality-frequency rate per 100 000 man-hours: 2007



Frequency rate
0,20
0,18
0,16
0,14
0,12
0,10
0,08
0,06
0,04
0,02
0
2004
2005
2006
2007

▫ FFR

▬ Target (ongoing)

Figure C: Lost-time injury frequency rate per 200 000 man-hours: 2007



Frequency rate
1,2
1,1
1,0
0,9
0,8
0,7
0,6
0,5
0,4
0,3
0,2
0,1
0
2004
2005
2006
2007
2008

▫ LTIFR

▬ Target

▬ Target (2008)

Figure D: Accepted cases of occupational diseases.


Cumulative occupational diseases
50
45
40
35
30
25
20
15
10
5
0
Accepted cases
NIHL
Pneumoconiosis
Silicosis
Occupational TB
Lung disease
2003
2004
2005
2006
2007

Occupational diseases

Figure D shows the number of occupational diseases accepted for compensation over the last five years: 125 cases of noise-induced hearing loss (NIHL), 65 cases of occupational tuberculosis (TB) and 17 of pneumoconiosis. In 2007, there were seven cases of occupational diseases accepted for compensation: three cases of NIHL; two of pneumoconiosis and two of occupational TB. This was a decrease on the total number of accepted occupational diseases from 2006. The most significant decrease was in NIHL from 21 accepted cases in 2006 to three in 2007, suggesting that the implementation of the hearing conservation programme is beginning to have a positive impact.

Monitoring the reporting process to ensure that all incidents have been dealt with will be the major focus during 2008.

Meeting mining sector targets

Exxaro is a signatory to a letter of commitment for meeting industry health and safety targets by 2013. The targets for occupational health and hygiene are to eliminate NIHL and silicosis by 2013, and Exxaro is committed to achieving these goals.

Noise areas have been identified and zoned as have the nature of operations and activities that pose the greatest exposure to noise. Baseline audiograms of employees were conducted by 2005 as per legislative requirements and training and awareness programmes are in place. Control measures include substitution, engineering, administration, the use of personal protective equipment (PPE), and personal exposure monitoring. Similarly, areas where there is dust exposure have been demarcated; dust suppression measures put in place; PPE provided; dust levels and employee exposure monitored. In addition, employees undergo periodic medical examinations to monitor their health.

During 2007, an initial assessment to determine health and hygiene performance against mining sector targets was undertaken. This was a company-wide review of the implementation of the hearing-conservation and dust-control programmes to identify any areas of non-compliance. A company strategy to meet sector targets was developed. This includes correction of identified gaps; compliance monitoring of business units' noise and dust control programmes; and communicating awareness messages to employees on the importance of complying with these targets. Each business unit has developed its own implementation commitments and these will be tracked within the group to ensure Exxaro meets these targets.

HIV/Aids

Exxaro has allocated specific resources aimed at minimising the impact of HIV/Aids on its workforce. The programme includes:

- Confidential testing and voluntary counselling
- Access to a 24-hour helpline for information
- Prophylactic treatment for employees who suspect they may have been exposed to HIV/Aids
- Information for HIV/Aids patients on remaining healthy for as long as possible
- Access to antiretroviral medication
- Fair treatment and no discrimination
- Peer educators at business units to inform and educate colleagues.

During 2007, 1 889 individuals in the group were trained at awareness sessions. Of these, 1 784 people participated in voluntary counselling and testing (VCT) and the 145 individuals who tested positive were enrolled on the disease management programme.

The cumulative number of individuals tested through the VCT programme since inception is 3 542 or 30% of our employees. Of these, 498 are on the disease management programme. Figure E shows the number of people on ART and those who have not yet started treatment as well as those who have left the programme due to retirement, incapacitation or death.

During 2008, the focus will be to:

- Encourage employees who have never tested for HIV to test; and those who have already tested to continue participating in VCT.
- Focus on employee knowledge of HIV/Aids and destigmatisation.

ENVIRONMENTAL MANAGEMENT

Exxaro is committed to conserving natural resources and reducing the environmental burden of pollutants to the natural environment by:

- Complying with all applicable environmental legislation
- Developing innovative policies and programmes for addressing environmental impacts.

One of the measures employed has been the use of a dedicated in-house environmental management specialist unit which was created as part of the SHE organisational structure to address environmental risks and impacts to enhance environmental legal compliance. This unit's members include an air-quality specialist, hydrologist, ecologist, environmental resource accountant, environmental compliance specialist, environmental impact assessment specialist and a geohydrologist.

Key risk areas and management activities

Key environmental risks emanating from our mining activities are:

- Water and waste management
- Air quality and climate change
- Biodiversity and land management
- Rehabilitation environmental liability management.

Water and waste management

Exxaro's approach to water management is guided by South African environmental legislation (National Environmental Management Act, Minerals and Petroleum Resources Management Act, National Water Management Act). It is primarily focused on sustainable use of water, pollution control and avoidance.

Exxaro's policy is to use appropriate measures at all operations to meet the intent of the law through site-specific water management plans. Our water treatment facilities ensure that water used in our operations meets legislated quality standards for all receiving environments or discharge areas.

Exxaro is also actively participating in industry investigations that will inform the overall direction of a water-management master plan and future water treatment plant

Figure E: HIV positive people on disease management programme.

30% of employees have tested at least once. 14% of employees who participated in VCT (or 498 people) tested positive.

Exits refer to people who exited due to retirement, incapacitation or death.



HIV positive people on HIV programme
(n = 498)
500
450
400
350
300
250
200
150
100
50
0
HIV positive
Not on ART
On ART
Exits

investments. These include plants treating discharged mine water to meet industrial and potable water standards. A portion of the treatment costs will be recouped from benefiting municipalities that in turn supply this water to general users.

As Exxaro's business activities are spread over several commodities requiring various different mining, beneficiation and disposal activities, the associated risks are diverse. The key challenges at present in this field are:
- Post-closure water management
- Identification, separation and management of clean and dirty water areas
- Potential of excessive recharge to mine workings
- Groundwater contamination from various waste sources.

To manage these risks the following actions were taken:
- Development and communication of a dedicated integrated water management policy
- Baseline assessments
- Integrated water and waste management plans completed for New Clydesdale and Leeuwpan. Plans in progress for Matla, char plant and Glen Douglas. Grootegeluk, Zincor, Tshikondeni and Inyanda already have plans in place.

Business operation	Revised water balance 2007
Matla	In progress
Grootegeluk	In place
Arnot	No
New Clydesdale	Yes
Leeuwpan	Yes
Zincor	In place
Char plant	In progress
KZN Sands - Hillendale	No
North Block Complex - Strathrae	No
Glen Douglas	In progress
Tshikondeni	In place
Rosh Pinah	Yes
Inyanda	In place
North Block Complex - Glisa	Yes (Eerstelingsfontein)
KZN Sands - Central processing complex	No

Actual data are set out on page 114.

Developing and updating water and salt balances at operational units is a fundamental water management tool to ensure the correct strategies and decisions throughout the integrated water and waste management plans.

Case study

Tshikondeni co-disposal facility

The basis of the approach used at Exxaro on integrated water and waste management at mines is the Department of Water Affairs and Forestry (DWAF) resource protection and waste management hierarchy of decision-taking. This in turn is based on a precautionary principle and sets the following order of priority for mine water and waste management decisions or actions:

- Prevent or minimise pollution/contamination of water used by implementing necessary management measures or strategies
- Reuse or reclaim contaminated water in cases where complete pollution prevention was not possible
- Treat water that cannot be reused or reclaimed
- Reuse treated water
- Discharge or dispose of excess water.

From a conservation perspective, reuse and reclamation ensure effective and beneficial use of scarce water resources and overall environmental protection. Reuse of waste water on a mine is preferred to potentially costly treatment schemes prior to discharge of effluent in a water resource. For example, the new tailings disposal facility at Tshikondeni mine is contained within the discard dump which is continuously raised during construction to ensure adequate containment of the tailings discharge. The discard is transported mechanically using vehicles and compacted in 150mm layers to reduce the risk of spontaneous combustion. The tailings material is pumped into the tailings facility (containment area) via HDPE pipes from the plant in slurry form and allowed to consolidate.

The new facility was formally designed and constructed according to accepted practice and in line with the industry norm, and allowance made for an internal drainage system with effluent return infrastructure. The design was approved by all the necessary authorities and the final closure elevation of the facility was agreed. By re-using the seepage, the mine is able to reduce the intake of raw (river) water, in turn decreasing water supply stress in this area.

Return water dam - Tshikondeni co-disposal facility



Air quality management

Legal compliance and natural ecosystem protection are the focus of Exxaro's air quality management activities. Due to the nature of Exxaro's business practices, certain activities present challenges in terms of adequate air quality management, for example, emissions generated from:

- Blasting coal seams
- Spontaneous combustion of discard dumps
- Ore processing activities
- Wind erosion of exposed operational areas
- Vehicular dust from unpaved operational roads.


BU's emission inventory
Point sources (eg. stacks)
Line sources (Roads)
Area sources (discard dumps)
Volume sources (fuel storage tanks)
Air quality impact assessment report
If above government emission requirements
Results of the emission inventory
If below government emission requirements
Air quality dispersion modelling
Develop and implement an air quality management plan
INPUTS
Meteorological data
Monitoring data
Meteorological data
Digital terrain data
Background emission data
Compliance reporting (monthly and annual reports)
Pivot compliance: reporting below emission limits
Pivot non-compliance: three consecutive reporting with emission limits

Figure F: Air quality management system

Air quality management activities in Exxaro aim to ensure that:

- all business units and subsidiaries protect the environment through reasonable measures to prevent the emission of criteria air pollutants
- the quality of ambient air in the immediate receiving environment is not adversely affected by emission of air pollutants directly from operations.

To minimise the risks posed by our mining processes, Exxaro has adopted an air quality management framework which is informed by the South African National Environmental Management Air Quality Act and guidelines recommended by the World Health Organisation. Figure F illustrates a systematic approach used by business operations to identify key risk areas in terms of air emissions.

Based on the Exxaro air quality management framework, in 2007 more than 50% of business operations completed a detailed emissions inventory and accompanying dispersion models, with 90% of business operations monitoring ambient concentration of fallout dust from mining activities. Monitoring activities at business operations, where relevant, will be expanded to include smaller particle matter suspended in air.

Actual data are presented on page 114.

Case study

Grootegeluk spontaneous combustion monitoring

Exxaro has investigated the atmospheric emission from most of its operations to identify those with significant impact. Spontaneous combustion of discard dumps was identified as a significant source of air quality risk given its dual effect on both ambient air quality and climate change.

Grootegeluk was identified as the pilot site to develop the methodology that can be applied across the group to quantify emissions from spontaneous combustion. A three-month monitoring campaign was initiated at Grootegeluk where data on air quality were collected to monitor pollutant concentrations near the dumps.

Given the results of the pilot study, we decided a more detailed assessment is required to determine the emission factors for spontaneous combustion. For 2008, budget has been allocated to conduct more complex emission flux measurements on known dumps at Grootegeluk. The proposed project will be a collaborative initiative between Exxaro and University of Johannesburg.

TOTAL ENERGY USED FROM ELECTRICITY CONSUMPTION



22%
54%
24%

- Coal
- Base Metals and Industrial Minerals
- Mineral Sands

TOTAL ENERGY USAGE FROM DIESEL CONSUMPTION



5%
9%
86%

- Coal
- Base Metals and Industrial Minerals
- Mineral Sands

CARBON DIOXIDE EMISSION RESULTS OF ELECTRICITY CONSUMPTION


22%
54%
24%

- Coal
- Base Metals and Industrial Minerals
- Mineral Sands

CARBON DIOXIDE EMISSION RESULTS OF DIESEL CONSUMPTION


5%
9%
86%

- Coal
- Base Metals and Industrial Minerals
- Mineral Sands

Climate change, energy and greenhouse gases

Exxaro recognises that a commitment to clean energy is essential to remain competitive while dealing effectively with:

- potential energy shortages
- climate change
- related environmental concerns
- rising costs of energy.

Exxaro commits itself to both national and international protocols aimed at encouraging countries and industries to adopt more responsible energy use programmes.

In particular, Exxaro has committed to optimising energy use by improving energy efficiency by 15% by 2015 as outlined in the national energy efficiency accord of the Department of Minerals and Energy for the industrial and mining sectors. As part of fulfilling this commitment, Exxaro has initiated an independent verification of baseline energy use, using prior-year diesel and electricity figures.

The 2007 energy consumption baseline assessment showed that the coal business commodity is the largest consumer of both electricity and diesel energy, mainly from operational activities.

From this baseline data, it was possible to derive our greenhouse gases exposure profile from primary energy use and express the results as carbon dioxide equivalent (CO_2-e). For 2007, Exxaro produced 237kt of CO_2-e from primary energy use, ie the consumption of electricity and diesel. As expected, our coal business commodity accounts for the largest share of CO_2-e emissions.

Clean energy policy

Exxaro has established a clean energy forum that aims to reduce the company's carbon footprint by becoming more energy efficient and by using cleaner technologies. The forum – made up of key members of senior management – has compiled a clean energy policy which states that Exxaro will:

- improve energy efficiency by 15% within the next seven years
- minimise energy consumption and costs
- promote the use of energy-efficient equipment and designs
- understand and reduce our carbon footprint
- use and develop cleaner technologies, ie co-generation and renewable energy
- reduce emissions and participate in the carbon trading market.

Specific timelines have been drawn up:

- By the first quarter of 2008 we will have assessed and quantified the total carbon footprint for Exxaro
- Within the second quarter of 2008, targets and timeframes will be in place for all business units, and activities will begin
- By end May 2008 we will have submitted our co-generation proposal to Eskom, and can expect feedback by mid August
- By March 2008 we will start assessing energy efficiency levels throughout the group, as well as set goals and target dates.

Our vision is to become a zero carbon footprint company and we will benchmark this footprint against other companies in South Africa and globally.

Case study

Renewable energy project in Namibia

Street lights in Tutungeni township, near Rosh Pinah, look ordinary. But their source of power is extraordinary. These lights are run off zinc air fuel cells - an affordable renewable energy technology recently developed through an Exxaro-sponsored research project.

The fuel cells use zinc to generate safe, environmentally friendly electricity. They can also be used to power appliances such as televisions, radios, small refrigerators and even certain computers.

Developed by the Alternative Energy Development Corporation after six years of research and development, the technology was successfully trialled in December 2006 when it was installed in 18 homes in Tutungeni.

In addition, zinc air fuel cells create opportunities for small businesses in areas off the power grid as they can be used to power cellphone batteries, sewing machines, haircutters and other small appliances. Capitalising on this, service centres are already planned for Tutungeni which will create sustainable employment for an increasing number of people. We plan to broaden the scope of this successful project by rolling it out to other operations within the group in 2008.

The Rosh Pinah mine in southern Namibia



Quantifying Exxaro's carbon footprint began in 2007 using globally accepted standards such as ISO 14064-1. The exercise for our head office revealed that 80% of emissions stemmed from electricity use. Various initiatives are under way to reduce our footprint and we will report on progress annually.

Actual data are presented on page 114.

Biodiversity management

The focus on conserving biodiversity becomes more important as the effect of global warming starts to impact on habitats and richness of global biodiversity. The National Environmental Management: Biodiversity Act (Act 20 of 2004) mainly provides for:

- Management and conservation of South Africa's biodiversity
- Protection of species and ecosystems that warrant national protection
- Sustainable use of our indigenous biological resources.

Exxaro owned and managed land has significant biodiversity due to the wide geographical distribution of its operations (table 1 overleaf).

DISCARD PRODUCT VERSUS PLACED IN FINAL POSITION


Cubic metre (million)
265
260
255
250
245
240
235
230

- March 2007
- June 2007
- September 2007
- December 2007

TOTAL AREA DISTURBED VERSUS REHABILITATION


Hectare (000)
10
9
8
7
6
5
4
3
2
1
0

- March 2007
- June 2007
- September 2007
- December 2007

Table 1: Summary of the biomes, vegetation types and associated business unit to indicate diversity of vegetation

Business unit	Biome	Conservation status (NSBAR)
Tshikondeni	Forest - azonal	Critically endangered with a conservation target of 100%
Tshikondeni	Forest - zonal and intrazonal	Conservation target of 100%
Fairbreeze	Forest - zonal and intrazonal	Least threatened with a conservation target of 43%
Arnot, North Block Complex, Strathrae and Leeuwpan	Grassland	Endangered with conservation target of 24%
Arnot, North Block Complex, Strathrae, Leeuwpan, Glen Douglas and Zincor	Grassland	Endangered with Conservation target of 24%
Durnacol	Grassland	Vulnerable with conservation target of 23%
Glisa	Grassland	Vulnerable with conservation target of 27%
Inyanda	Grassland	Endangered with conservation target of 24%
Leeuwpan, Glen Douglas, Zincor and FerroAlloys	Grassland	Endangered with conservation target of 24%
Zincor	Grassland	Endangered with conservation target of 24%
Hlobane	Grassland	Least threatened with conservation target of 27%
Matla	Eastern Highveld grassland	Endangered
Fairbreeze	Indian Ocean coastal belt	Endangered with conservation target of 25%
Fairbreeze and Hillendale	Indian Ocean coastal belt	Vulnerable with conservation target of 25%
Tshikondeni	Savanna	Least threatened with conservation target of 19%
Central processing complex	Savanna	Endangered with conservation target of 19%
Grootegeluk	Savanna - central bushveld	Least threatened with conservation target of 19%
Tshikondeni	Savanna - Lowveld	Vulnerable with conservation target of 19%
Rosh Pinah	Succulent Karoo	Not described

Endangered - ecosystem with a high risk of extinction in the near future
Vulnerable - ecosystem that is deteriorating and will become threatened if certain factors are not addressed

An example in this case is the Gariep Centre of Plant Endemism, where Rosh Pinah operations are situated. This forms part of the succulent Karoo region, considered as one of the earth's 25 'hot spots' - geographical areas which contain the world's greatest plant and animal diversity. This area (Gariep Centre) has the richest variety of succulents on earth.

Exxaro is committed to conserve biodiversity and reduce the environmental impacts of its operations on biodiversity.

The key risks identified to biodiversity within Exxaro are:

- Protection, conservation, monitoring and management of red data species
- Control, monitoring and management of alien invasive species
- Identification, protection and management of sensitive and highly biodiverse hot-spot ecosystems, including wetlands, pans and terrestrial ecosystems.

The identified risks are managed by means of:

- A dedicated biodiversity policy and strategy aligned with national legislation and international conventions
- A wetland strategy aimed at protecting wetlands, pans and related water courses
- Detailed baseline assessments on fauna and flora and associated ecosystems
- Compilation and implementation of biodiversity action plans which focus on the protection, conservation, monitoring and management of red data species and biodiversity hot-spot areas by, among others, eradication, control and monitoring of alien invasive species.

Various baseline studies on biodiversity within the business units have been compiled since 2006. Biodiversity studies were conducted at Glen Douglas, Grootegeluk, the new proposed Fairbreeze Extension C, Tshikondeni and New Clydesdale (table 2). The current approach to future developments is to include biodiversity studies prior to any development to ensure adequate impact mitigation on the biodiversity of new areas of development.

Table 2: Summary of status of biodiversity assessment per business unit

Business unit representing this vegetation type	Desktop studies (including PRECIS* List)	Biodiversity baseline assessment	Biodiversity action plan
Tshikondeni	√	√	In compilation
Fairbreeze Extensions C	√	√	In compilation
Glen Douglas	√	√	In compilation
Arnot	√	Planned for 2008	End 2008
Zincor	√	Conducted (January 2008)	March 2008
Matla	√	Some parts	End 2008
North Block Complex	–	–	–
Leeuwpan	√	Certain section - rest planned for 2008	End 2008
New Clydesdale	√	√	End 2008
Inyanda	2009	2009	2009
Hillendale	√	Planned March 2008	End 2008
Central processing complex	√	Planned March 2008	End 2008
Grootegeluk	√	Conducted by land management in past five years	–
Rosh Pinah	√	Planned for June 2008	End 2008

**List of plant species recorded within a specific grid and identified by the South African Biodiversity Institute Herbariums*

Exxaro is committed to conserve biodiversity and reduce the environmental impacts of its operations on biodiversity



Figure G: Schematic layout of mining area, different wetlands and wetland areas adopted as offset areas


Seasonally inundated channelled valley bottom floodplain with footslope seepage wetland
Adopted Area +2365 Ha
Increased pool area
Proposed short wall mining boundary
Flow centre line
Controlled inlet
Pool
Dams
Non-channelled riparian wetlands
Seasonally inundated channelled valley bottom floodplain with footslope seepage wetland
Seasonally inundated non-channelled valley bottom floodplain
Channelled riparian wetlands
Controlled inlet
Proposed diversion
Controlled inlet
Post mining surface topography (increased pool)
Existing pool
Proposed short wall mining boundary
Flow centre line
Controlled inlet
Pool
Dams
Non-channelled riparian wetlands
Seasonally inundated channelled valley bottom floodplain with footslope seepage wetland
Seasonally inundated non-channelled valley bottom floodplain
Channelled riparian wetlands
Controlled inlet
Proposed diversion
Controlled inlet
Existing Topography with proposed diversion

Case study

Matla wetland management plan

The Matla wetland management project is one of the main projects based on biodiversity and biodiversity conservation. This project is unique in that the river diversion design and mining method was adopted and changed to maintain the water flow and function of the wetland to protect its biodiversity. Exxaro had an approved environmental management plan for underground shortwall mining (in limited areas) and bord-and-pillar mining in adjacent areas. An amendment to this approved plan was submitted in June 2006 for the extension of underground shortwall mining.

Concerns were raised by authorities as the proposed area of mining includes sensitive wetlands (the Blesboksprui/Rietspruit wetland is one of three extensive alluvial wetland systems within the Upper Olifants River catchments).

The rerouting or river diversion of the Rietspruit was required to route upslope run-off water past the high extraction area, reducing the risk of water entering the underground workings and minimising the disturbance to surface drainage lines by surface subsidence due to high extraction mining. We therefore had to reduce the impact on the functionality and biodiversity of the wetland to a minimum. This was only possible through an innovative engineering design that allowed for mining coal underground with limited impact on the surface.

Figure G shows the position of the 590ha wetland area that will be undermined, the 2 365ha of adopted wetland that forms part of the wetland conservation areas, the non-channelled riparian wetland and the seasonally inundated channel valley bottom floodplain with footslope wetland.

The mining method, river diversion design and various management principles were therefore compiled to ensure the protection and conservation of the wetland, and biodiversity within the wetland.

Mine rehabilitation and provision for environmental liabilities

The MPRDA emphasises the importance of actively managing mine rehabilitation and mine closure through the various phases of mining. In 2006, a specialist rehabilitation department was created within SHE to advise Exxaro on strategic, ongoing rehabilitation and mine-closure matters. In aligning Exxaro to the requirements of the MPRDA, a rehabilitation framework was compiled and completed in 2007. From this the Exxaro rehabilitation policy and management standard will be developed in 2008 to inform physical processes and financial provisions, including rehabilitation performance indicators.

Business units will in future report rehabilitation performance against ongoing rehabilitation budgets quarterly to enable the company to track progress. A challenge for Exxaro will be to optimise ongoing rehabilitation to minimise final closure costs. This will also help address the shortfall between immediate and final closure costs. A further challenge will be to assess rehabilitation cost from pre-feasibility phase through the life of mine to closure as comprehensively and accurately as possible. During 2007, physical rehabilitation at mines in closure went according to plan.

In the past year the group has successfully integrated its systems and established an Exxaro rehabilitation trust fund to consolidate the previous Kumba and Eyesizwe funds. In addition, the Eskom captive mines (Matla and Arnot) were aligned with the group approach to rehabilitation provisions. To execute environmental protection and restoration programmes effectively where environmental impact was inevitable given the nature of our business, we have contributed R284 million for rehabilitation of operations at the end of life. Our continual interventions in respect of environmental impacts are provided from operational costs which effectively reduce our operational closure liabilities over time. The resourced environmental management expertise established prior to unbundling has also started to show improvement in our compliance and environmental cost minimisation across our value chain.

Case study

Mine rehabilitation: closure of adits at Hlobane mine

Mining adits (horizontal access or drainage passages) must be left in a safe condition and in compliance with legislative requirements. Potential hazards associated with adits include subsidence, illegal access, fires, gas emissions, pollution of surface or ground water and injury to humans and animals.

The main actions taken in Exxaro before adits can be closed include:

- Addressing water decanting from the adit, if any. Hydrological, geo-hydrological and geochemical models are used to predict the quality and quantity of water.
- All disused equipment and infrastructure are removed.
- Waste material containing hazardous substances is disposed of in an approved manner at authorised waste disposal facilities.
- Sealing is done against an accurate plan drawn up in consultation with civil engineers.

Successful sealing of adits at Hlobane mine

BEFORE





AFTER





The Manketti Game Reserve next to Grootegeluk mine



Land management

Key risks

Land management ensures mitigation or prevention of various business-related risks including:

- Safety risks relating to physical mining legacies on previously mined areas, ie inactive sites
- Environmental risk assessments of all inactive sites
- Settlement of disputes arising from illegal occupation of land, invasion prohibition
- Participating in government land claims involving Exxaro properties
- Applying best practices in reducing land holding cost to Exxaro
- Contract management and leases on Exxaro's non-mining properties
- Involvement in social responsibility projects and adherence to government's objectives on social upliftment, wealth, land and mineral rights distribution.

Land management, as an integral part of the SHE portfolio, is primarily involved with managing land under Exxaro's control. Our approach is 'cradle to grave' management, encompassing acquisition, exploitation, rehabilitation and disposal of land. Land management also forms part of the integrated SHE services offered to business units including expertise, advice, monitoring all data and specialist environmental studies. The land management team performs a specialist service for Exxaro in areas including:

- Advice on land-use options
- Land management (including conservation of land, natural resources and ecotourism)
- Land disposal and land reform advice
- Active participation in ongoing management of and advice throughout the life, cycle of the mine
- Risk mitigation - including land claims, settlement disputes and coordination of safety risks, response measures associated with land under management.

An example of Exxaro's successful approach and responsible custodianship in managing land includes the endangered black rhino and rare cheetah in the conservation project at Manketti Game Reserve adjacent to Grootegeluk mine.

The planned introduction of elephant into Manketti in 2008, and the synergy with the mine and local community, will transform this project into a conservation icon and position Exxaro as the leader among responsible green mining companies.

ISO/OHSAS CERTIFICATION

Nine of the group's 12 operations have achieved both the international health and safety certification (OHSAS 18001) and environmental certification (ISO 14001). Our business units are also starting the process of converting from OHSAS 18001:1999 to OHSAS: 18001:2007. The group aims to have all business units fully compliant to both standards by December 2008.

Environmental incidents: 2007

To measure our continuous improvement, guidelines are in place for all business operations to report on relevant air quality, water quality and water use performance indices. Reporting is through an electronic environmental management system and, from captured data, trend analyses can be conducted for each business operation to determine compliance, among others, and to investigate any complaints that might have been received.

Capturing and sharing lessons learned after completing a project is an important part of process improvement. Incident reporting is mandatory at all our operations and this is an indicator that our systems are fully functional.

A total of 941 environmental incidents were reported for the year, mostly minor to moderate. Three significant or level 1 environmental incidents were reported: two of these at North Block Complex (burning discard dump and slurry spillage, both at Strathrae) while the third was a diesel spill at Leeuwpan, which was addressed by an external service provider. The incidents at North Block Complex were addressed by mine personnel.

ENVIRONMENTAL INCIDENTS

Business unit	Level 1	Level 2	Level 3
Coal	3	4	606
Arnot	0	2	42
Grootegeluk	0	0	378
Leeuwpan	1	0	106
Matla	0	0	72
New Clydesdale	0	2	2
North Block Complex	2	0	0
Tshikondeni	0	0	6
Base metals and industrial minerals	0	3	185
Glen Douglas	0	0	49
Rosh Pinah	0	0	5
Zincor	0	3	131
Mineral sands	0	9	132
KZN Sands	0	9	132
Total	3	16	923

At one business unit the ground water quality does not comply with legislated limits. This has been included as a reportable incident and the relevant authorities notified.

Rehabilitation at Leeuwpan mine, Mpumalanga



ELECTRICITY, DIESEL, GAS CONSUMPTION AND WATER USE PER BUSINESS UNIT: 2007

Business unit	Electricity (Gj)	Diesel (Gj)	Sasol gas (Gj)	Petrol used (Gj)
Coal	**1 816 119**	**1 380 903**	**0**	**13 421**
Arnot	202 432	113 892	0	3 125
Grootegeluk	903 294	644 958	0	0
Leeuwpan	74 581	346 331	0	0
Matla	477 612	48 646	0	7 707
New Clydesdale	33 133	103 137	0	0
North Block Complex	2 820	88 315	0	0
Tshikondeni	122 247	35 624	0	2 589
Base metals and industrial minerals	**1 852 900**	**145 703**	**0**	**584**
Glen Douglas	45 367	63 704	0	584
Rosh Pinah	146 126	51 948	0	0
Zincor	1 661 407	30 051	0	0
Mineral sands	**1 983 715**	**72 944**	**320 593**	**0**
KZN Sands	1 983 715	72 944	320 593	0
Total	**5 652 733**	**1 599 549**	**320 593**	**14 005**

**Total energy figures comprise electricity, diesel, petrol and Sasol gas.*

The potable water figures reported by sites are based on invoiced amounts from suppliers. Certain sites are only measuring potable water consumption as a result of a lack of systems to collate water abstracted from underground sources. We are currently looking at how to improve our systems and controls to ensure complete and accurate collation of total water consumption data.

Reported CO_2 emissions reflect burning fossil fuels and electricity consumption. CO_2 emissions from processes (spontaneous combustion, flaring, etc) are not currently reported as methodologies are currently being developed and reviewed for the relevant operations.

	CO_2 from electricity purchased (tonnes)		CO_2 from diesel (tonnes)	
Business unit	**MWh**	**Tonnes**	**Litres**	**Tonnes**
Coal	504 477	483 289	38 011 351	102 251
Arnot	56 231	53 869	3 135 033	8 439
Grootegeluk	250 915	240 377	17 753 403	47 791
Leeuwpan	20 717	19 847	9 533 273	25 663
Matla	132 670	127 098	1 339 061	3 605
New Clydesdale	9 204	8 817	2 838 988	7 642
North Block Complex	783	750	2 430 988	6 544
Tshikondeni	33 958	32 531	980 605	2 640
Base metals and industrial minerals	**514 694**	**493 077**	**3 909 449**	**10 524**
Glen Douglas	12 602	12 073	1 753 548	4 720
Rosh Pinah	40 590	38 886	1 429 932	3 849
Zincor	461 502	442 119	827 196	2 227
Mineral sands	**551 032**	**527 888**	**2 048 348**	**5 514**
KZN Sands	551 032	527 888	2 007 885	5 405
Total	**1 570 204**	**1 504 255**	**43 969 148**	**118 363**

Total energy use (Gj)	Water (m³)	Product (kt)	Energy per tonne	Electricity per tonne	Diesel per tonne	Water per tonne
3 210 442	**7 746 713**	**40 534 259**	**0,08**	**0,04**	**0,03**	**0,19**
319 448	894 620	3 704 009	0,09	0,05	0,03	0,24
1 548 252	2 960 746	18 581 323	0,08	0,05	0,03	0,16
420 913	516 904	2 358 998	0,18	0,03	0,15	0,22
533 965	1 392 780	12 180 446	0,04	0,04	0,00	0,11
136 270	265 170	970 549	0,14	0,03	0,11	0,27
91 134	151 450	2 262 687	0,04	0,00	0,04	0,07
160 460	1 565 042	476 247	0,34	0,26	0,07	3,29
1 999 187	**3 844 548**	**1 664 507**	**1,20**	**1,11**	**0,09**	**2,31**
109 655	881 682	1 414 924	0,08	0,03	0,05	0,62
198 073	1 406 279	149 392	1,33	0,98	0,35	9,41
1 691 458	1 556 587	100 191	16,88	16,58	0,30	15,54
2 377 251	**10 307 560**	**684 273**	**3,47**	**2,90**	**0,11**	**15,06**
2 377 251	10 307 560	684 273	3,47	2,90	0,11	15,06
7 252 283	21 898 820	42 883 039	0,17	0,13	0,04	0,51

ECONOMIC PERFORMANCE

ECONOMIC VALUE GENERATED AND DISTRIBUTED

Component	Comment	2007
Direct economic value generated		
• Revenues	Gross value of goods and services invoiced and excludes VAT	R10,16 billion (page 174)
Economic value distributed		
• Operating costs	Total operating expenses	R8,71 billion (page 174)
• Employee wages and benefits	Total staff costs	R2,11 billion (page 195)
• Payments to providers of capital	Interest expense and loan costs	R153 million (page 198)
• Payments to government (by country)	Gross taxes	Note 7 on page 200
• Community investments	Voluntary contributions and investment of funds in the broader community (includes donations)	Page 128
Economic value retained (calculated as economic value generated less economic value distributed)	Value-added statement	Page 150

Retirement plans

All permanent employees must belong to a retirement fund. All recognised funds are registered with the Pension Funds Board, and are adequately funded as per the latest actuarial valuations on 31 December 2006 available from the funds. Exxaro employees only belong to defined contribution funds.

Medical aid membership is voluntary for employees from the former Kumba Resources (except at Zincor, Rosh Pinah and KZN Sands where membership is compulsory). For former Eyesizwe employees, membership is compulsory. At 31 December 2007, Exxaro had 7 183 employees who were members of medical aids with stipulated employer subsidies, representing R57,6 million.

In addition to the challenge of consolidating retirement funding and medical aid benefits, and some legacy liabilities, Exxaro faces a challenge shared by corporate South Africa in pending legislative amendments that aim to make membership of a national basic retirement fund and medical aid compulsory. We are awaiting draft legislation, scheduled for mid 2009, to prepare an appropriate plan of action.

Market presence

Approximately 80% of all employees' remuneration is based on collective agreements with trade unions that determine minimum wages for each grade. The remaining remuneration is based on performance and market competitiveness.

Minimum conditions of employment in Exxaro exceed the requirements of the Basic Conditions of Employment Act. Less than 1% of employees are governed by sectoral determinations issued by the Department of Labour aimed at security, farm and forestry workers. Those employed by Exxaro are remunerated substantially above minimum requirements. Wage agreements for bargaining unit employees are in place at all employers within the group, while non-bargaining unit employees' remuneration is based on performance. Total remuneration levels are benchmarked twice a year.

Preferential procurement practices

In reporting expenditure with historically disadvantaged South African (HDSA) suppliers, Exxaro follows the narrow-based standard for mining houses due to a statutory anomaly that will hopefully be short-lived. Currently, suppliers have to be rated according to two sets of legislation (the codes of good practice from the Department of Trade and Industry, and the stipulations of the Department of Minerals and Energy). The biggest challenge, however, is rating agency capacity and the availability of SANAS-verified rating agencies. Ideally, in time, rating agencies will be compliant with HDSA legislation, use uniform rating standards, and report their findings in a common and acceptable manner.

Exxaro nevertheless has approved policies and practices for spending with locally based suppliers at all significant locations. We also encourage our suppliers to transform their operations and comply with new empowerment legislation. In 2007, we met our target for discretionary spending with HDSA suppliers of 35%, representing R1,97 billion with HDSA-owned, -empowerment and -influenced companies.

In categories where no HDSA companies are found, Exxaro engages with existing suppliers to transform. The intended HDSA status is thus contracted and monitored for progress to ensure total compliance and the presence of HDSAs in all procurement categories.

Despite the industry-wide challenge of accurately tracking spending on suppliers by category, as required by the mining charter, annual targets are shown here, and reporting is in line with the requirements of the charter.

PROCUREMENT TARGETS



60
50
40
30
20
10
0
Percentage
2007
2008
2009
2010
2011

▫ Target

Significant indirect economic impacts

In attempting to quantify the significant indirect economic impact of our activities, we have concentrated on optimal use of resources and continuous exploration.

To ensure the optimal use of resources available to Exxaro, a forum of all role players was established towards the end of the review period. This forum is mandated to formalise and embed mineral resource management policy across the group. Examples of the practical application of the concept include Rosh Pinah,

where the low-grade orebody has been remodelled and evaluated ahead of a feasibility study on its economics and mineability. This could, if proved viable, extend Rosh Pinah's life of mine significantly. Equally, at North Block Complex, the previously discarded number 3 and 4 seams are now being mined. Apart from using resources more efficiently and economically, both initiatives secure jobs in support of regional economic stability.

Continuous exploration is the lifeblood of any mining group. Exxaro presently has 29 granted prospecting rights in South Africa and a prospecting joint venture in Moranbah, Australia with Anglo Coal (page 63). During the year, exploration activities confirmed substantially larger coal reserves at Eerstelingsfontein (Mpumalanga) and a large resource of mineral sands at Port Durnford (KwaZulu-Natal), while drilling increased the Inyanda coal mineral resource by 20% during the commissioning of the mine. Social impact assessments were completed for both Port Durnford and Inyanda. Exxaro also has an option to participate in a joint venture with GVM Metals to explore coal resources in the Soutpansberg area (Limpopo).

Although many of Exxaro's operations are in remote locations, where the local economic contribution and development impact is particularly significant to stakeholders, the specialised nature of these operations makes it difficult to channel 100% of our expenditure to local suppliers. Across the group, the percentage spent with local companies is 30%. Each mine's materials management department works closely with the local economic development department to identify local suppliers that can be used immediately to supply goods and services. Where entrepreneurial spirit and talent are identified, these departments collaborate to develop these individuals into sustainable suppliers. Examples of these initiatives include furniture manufacturing, needlework, manufacture of cleaning chemicals, civil construction, supply of mining spares and consumables.

SOCIAL PERFORMANCE

Socio-economic development

In Exxaro, socio-economic development is both a key responsibility towards our host communities, and a strategically sound business imperative. We believe the most sustainable results in creating economically, socially and environmentally viable local communities come from a three-way partnership between government, business and the communities themselves.

Acknowledging that community development is not our core competence, we have developed a systematic approach that defines real needs at community and government levels, and then harnesses the appropriate skills to ensure success:
- Develop a stakeholder engagement and management plan (AA1000SES).
- Understand key government objectives for growth and development.
- Study growth and development strategy of provincial government.
- Participate in local economic development structures and forums to formulate a joint approach.
- Focus on capacity building and knowledge transfer.

Our approach is matched by clear delivery principles and standards on projects which must:
- Meet real needs
- Be sustainable
- Be aligned to government initiatives at local, district, provincial and national levels
- Seek partnerships as far as possible
  - participation in existing local authority structures in each focus area
  - co-funders for large projects
- Make measurable impact
- Obtain stakeholder input in selection and prioritisation.

This report highlights several case studies of our approach in action, starting on page 128.

Our people

Building on the leading practices entrenched by our predecessors, our focus remains on exceeding compliance targets in South Africa and reducing the shortage of skills in our industry by training and development to maximise individual potential. Other priorities include aligning all people processes and building a high-performance culture and sound relations with our growing workforce.

Exxaro's current staff complement is 8 688, which will rise to over 9 643 after the acquisition of Namakwa Sands. Our full-time workforce is split between South Africa (93,5%), Namibia (6,5%), Australia (0,1%) and China (0,04%).

Our employment equity reports presented to the Department of Labour in October 2007 reflect the following levels of representation per occupational level by designated groups (historically disadvantaged South Africans or HDSAs - blacks, coloureds, Indians and white females as per mining charter definition):

	Designated							Non-designated			
	Male			Female				Male	Foreign nationals		
Occupational levels	**A**	**C**	**I**	**A**	**C**	**I**	**W**	**W**	**Male**	**Female**	**Total**
Top management	4	0	1	1	0	0	1	15	0	0	22
Senior management	11	4	6	2	2	1	20	166	1	0	213
Professional, specialists and middle management	137	6	25	31	3	14	85	415	1	0	717
Skilled technical, academically qualified and junior management	900	22	41	126	20	25	335	1 272	8	0	2 749
Semi-skilled staff	3 035	4	26	143	8	8	71	152	96	0	3 543
Unskilled staff	1 412	2	3	130	0	0	5	34	19	0	1 605
Total permanent employees	**5 499**	**38**	**102**	**433**	**33**	**48**	**517**	**2 054**	**125**	**0**	**8 849**
Non-permanent employees	380	2	4	83	1	1	16	66	1	0	555
Grand total	**5 879**	**40**	**106**	**516**	**34**	**49**	**533**	**2 120**	**126**	**0**	**9 404**

**This table reflects South African operations only as at 31 August 2007, as reported to the Department of Labour*

A African C Coloured I Indian W White

This information is summarised below for ease of reference.

	2007	2006
HDSA overall	**75%**	72%
HDSA in management categories	**36%**	35%
- women	**14%**	22%
HDSA senior management	**23%**	42%
HDSA middle management	**42%**	28%
HDSA first-line management	**29%**	60%
HDSA board		
Women overall	**12%**	11%

An integral part of our empowerment transaction was broadening our shareholder base to include employees. Through the innovative MPOWER share incentive plan, Exxaro employees own 3% of the group. This transfers meaningful value, aligns our interests and gives us a crucial tool to attract and retain critical skills. In November 2006, 7 531 employees became shareholders in a transaction valued at over R583 million. In October 2007, these shareholders received maiden dividends of R3 185 692 or 30 cents per share while a further 50 cents per share will be received in March 2008.

Exxaro has two main categories of employees: employees in bargaining units, and the management and specialist category.

Region	Bargaining unit	Management and specialist category	Total
Gauteng	1 254	698	1 952
KwaZulu-Natal	477	142	619
Limpopo	2 155	351	2 506
Mpumalanga	2 672	382	3 054
Namibia	454	103	557
Total	7 012	1 676	8 688

Our challenge remains in finding suitable skills to staff new projects. Accordingly, we have an ongoing retention programme to maintain scarce skills that accounts for 5% of total payroll.

Between 1 December 2006 and 31 October 2007, Exxaro had an average turnover rate of 7%. The main reasons for terminations were death, resignations, dismissals and disabilities. The turnover rate by employee group is shown below.

Employment equity – occupational levels	% terminations Dec 06 – Oct 07	Number of terminations	Current workforce
Top management	14%	1	7
Senior management	5%	12	233
Professionally qualified and experienced specialists and middle management	11%	73	690
Skilled technical and academically qualified workers, junior management, supervisors, foremen, and superintendents	13%	342	2 698
Semi-skilled and discretionary decision making	3%	124	3 665
Unskilled and defined decision making	4%	46	1 284

The artisan and engineering occupation categories are identified as scarce and critical to retain for the organisation. The turnover percentage is an alarming 18% for artisans and more aggressive retention strategies are being developed for these categories.

Employee benefits

Full-time employees receive a range of benefits, including:

- retirement fund membership subsidised by the employer
- medical aid membership subsidised by the employer
- housing allowance/company accommodation
- guaranteed annual bonuses/13th cheque for bargaining-unit employees
- travel allowances
- annual leave, sick leave, maternity leave, family responsibility leave, on-target bonuses, share appreciation rights schemes, various circumstantial allowances for shift work, continuous operations, standby and call outs, etc as well as payment for overtime worked.

Independent defined contribution funds provide retirement and other benefits for all permanent employees. The employer contribution to retirement funds within the group ranges from 10,0% to 14,5% of employee pensionable earnings, and is expensed as it is incurred. All retirement funds are governed by the South African Pension Funds Act (1956). Exxaro has no members on defined benefit plans.

Exxaro's approach to housing is focused on home ownership. To comply with the mining charter and business needs, a new long-term housing strategy is being developed.

Description	Number of employees	%
Home owners (bought company property)	1 277	14,7
Rental units	936	10,8
Hostels and single quarters	1 630	18,7
Other	4 845	55,8
Total	8 688	100,0

Exxaro provides meals at two operations. The quality and nutritional value of these meals are determined by a dietician and is contractually regulated, and continually monitored by qualified staff. Mechanisms are in place for employees to engage with both management and suppliers on food issues.

Labour relations

Exxaro's corporate values were developed with employees. These values are aimed at building and maintaining a high-performance culture which promotes teamwork, commitment, creative thinking and open and honest communication.

Exxaro respects the constitutional and legislative rights of all employees. Our approach uses the principles of constructive engagement of all stakeholders in dealing with matters about the employment relationship. The group recognises several trade unions and each relationship is governed by respective collective agreements which include minimum notice periods for significant operational changes.

HOME OWNERSHIP


14,7%
10,8%
55,8%
18,7%

- Home owners (bought company property)
- Rental units
- Hostels and single quarters
- Other

At Matla mine, Mpumalanga. Exxaro's policy is to invest at least 6% of total payroll each year on human resource development. The average in the mining industry is 3,4%.



Approximately 60% of the Exxaro group's employees are unionised, predominantly through the National Union of Mineworkers (NUM, 44%) and Solidarity (10%). Other recognised unions are United Association of South Africa (UASA), National Union of Metalworkers in South Africa (NUMSA), and Mineworkers Union of Namibia (MUN). In all these unions, employees have the right to elect shop stewards of their choice.

Relationships between the various employers in the Exxaro group and recognised unions were sound during the year, as reflected by the virtual lack of industrial action during 2007 despite substantive wage negotiations. Negotiations for improving wages and conditions of employment are conducted in-house and through the Chamber of Mines. A disputed dismissal resulted in a 10-day stoppage at Rosh Pinah. The dismissal was upheld by Rosh Pinah.

Exxaro has a disciplinary code that is used when necessary. This code is based on the principle of fairness as required by labour law, and supervisors have the skill to implement the code.

Employee wellness

Employee assistance programmes conducted by external service providers are available to employees and their dependants at all commodity business units.

These programmes have been particularly successful in supplying a fast and efficient response to employees experiencing trauma through both work-related and community-based events.

Training and education

In 2007 alone, it is estimated that Exxaro trained more than 10% of all South Africa's artisans and more than 24% of artisans in the mining industry. Exxaro's policy is to invest at least 6% of total payroll each year on human resource development. In 2007, this was 6,5% (excluding the 1% skills levy) or an investment of R100 million. The average in the mining industry is 3,4%.

Exxaro's human resources development professionals also contribute significantly to the national and sectoral skills development process through membership and participation in bodies such as Business Unity South Africa, Chamber of Mines' committee for education and training, Mining Qualifications Authority (MQA) sector skills planning committee and standards generating bodies of the MQA.

BENEFICIARIES OF TRAINING

Job category	Total (% of staff in category)*	Average number of hours per beneficiary per annum
Legislators, senior officials and managers	69	44
Professionals	70	45
Technicians and associated professionals	68	44
Clerks and administrative workers	62	30
Service and sales workers	78	25
Craft and related trade workers	82	33
Plant and machine operators	60	19
Labourers and elementary occupations	60	14
Average across beneficiaries	66%	27 hours

**excludes induction and annual competence update training.*

Literacy and numeracy

In South Africa, adult basic education and training (ABET) is a cornerstone of empowerment. Supporting its formal ABET policy to give all employees the opportunity to become functionally literate, Exxaro has accredited ABET training centres at Grootegeluk and Tshikondeni in Limpopo, and Matla and Arnot in Mpumalanga. Annual training reports and workplace skills plans submitted and approved by the MQA contain details on candidates completing various ABET levels and short- and medium-term targets.

All potential candidates are assessed, counselled and encouraged to enroll for ABET. An incentive scheme was introduced to reward candidates who successfully completed an ABET level.

Our predecessor, Kumba Resources, achieved the national target of 70% of employees with qualifications of NQF level 1 and above in September 2006. This has decreased to 66% due to the unbundling of Kumba Iron Ore, merger with Eyesizwe and taking over contractors at Leeuwpan and KZN Sands. In addition:

- More than 1 000 employees have passed one or more ABET levels since its inception.
- In 2007, 128 employees completed various ABET levels successfully (13 passed level 4, 17 level 3, 43 level 2, 38 level 1 and 17 pre-ABET). Another 128 non-employees or members of the community passed various ABET levels successfully.
- Grootegeluk achieved the national target of 70% of employees with qualifications of NQF level 1 or higher.

Our challenge remains to motivate all ABET candidates to enroll. Accordingly, ABET opportunities are continually marketed to our people.

- **More than 1 000 employees have passed one or more ABET levels since its inception.**
- **In 2007, 128 employees completed various ABET levels successfully (13 passed level 4, 17 level 3, 43 level 2, 38 level 1 and 17 pre-ABET). Another 128 non-employees or members of the community passed various ABET levels successfully.**
- **Grootegeluk achieved the national target of 70% of employees with qualifications of NQF level 1 or higher.**

LEARNERSHIP AND SKILLS DEVELOPMENT PROGRAMMES


4%
5,5%
10,5%
80%

- Engineering learnerships
- Plant skills development
- Mining learnerships
- Other

Career development

Exxaro's strategy is to ensure that 80% of all new appointments are made internally. This requires a well-integrated process that is carefully aligned with the group's strategy and industry needs to provide a steady stream of qualified talent to tackle our growth and expansion projects. In 2006 and 2007, there were some 140 trainees involved in programmes supporting internal advancement and ensuring that trainees entering the company are empowered, challenged and appropriately rewarded:

- **Exxaro People Development Initiative:** the Exxaro Foundation sponsors 24 previously disadvantaged students each year for a 12-month bridging course at the University of Pretoria. Candidates must be grade 12 students from Exxaro mining communities who want to study for a mining-related degree or diploma. On completion of these studies, candidates may be considered for an Exxaro bursary.
- **Bursary programme:** Exxaro grants some 30 bursaries each year to school leavers with a keen interest in mining-related disciplines such as engineering, geology and mine surveying. Graduates are generally offered employment at Exxaro, depending on the current need in that field, mostly through the group's formal three-year professionals-in-training programme. There are currently 79 bursars studying at South African institutions at a cost of R5 million: two-thirds are historically disadvantaged South Africans and 16% are women.
- **Professionals-in-training programme:** the three-year programme bridges the gap between academic theory and the work environment. Each professional-in-training has a mentor who supervises exposure to the various commodities, leadership and management training, and formal training from professional bodies. In 2007, there were 48 professionals in training throughout Exxaro in a R17-million programme: 77% are from designated groups and almost half of those are women.

Exxaro has 500 learners in various learnerships and skills development programmes. Of these, over 400 are in engineering learnerships, 28 in mining learnerships and 53 in plant skills development programmes. Exxaro alone accounts for 30% of all engineering learnerships registered with MQA.

Over 77% of Exxaro's engineering learners are HDSAs and all these learners will qualify with full artisan status in trades such as electrician, fitter and turner, plater/welder/boilermaker, diesel mechanic and millwright. Artisans are considered scarce and critical skills in South Africa and all these trades appear on the JIPSA (Joint Initiative for Priority Skills Acquisition) scarce skills list.

As part of its social and labour plans, Exxaro has included a five-year engineering learnership plan for 2007 to 2011. This R66-million plan leading to full artisan status provides for training 1 415 engineering learners in various trades over the next five years: 74% of these learners will be HDSAs while 81% will be male and 19% female.

To retain technical and engineering skills, a retention strategy has been introduced for technical categories, in addition to our aggressive succession planning strategy. Scarce and critical skills are captured in workplace skills plans submitted to and approved by MQA. In addition, as part of monitoring our artisan-retention strategy,

the ratio of learnerships in the pipeline to the number of artisans employed in the various trades is reported monthly to the executive committee.

Training to assist employees in managing career endings is part of the social and labour plan for each mine, submitted to and monitored by the Department of Minerals and Energy for renewal of individual mining licences.

All employees in the package category (non-bargaining unit employees) receive formal performance and career development reviews bi-annually. All management members, from first-line upwards, are assessed throughout the year and this forms the basis for the individual succession programmes and talent management. These assessments are also linked to reward and remuneration.

Although employees in the bargaining unit are not part of Exxaro's formal performance management system, their development is driven by individual development plans derived from an employee's job profile, formal career plan and individual preference.

The performance management process is entrenched in the culture of Exxaro. All new package-category employees receive formal training on the performance management process and system to reinforce the concept that reward is driven by performance. Performance management is also included in a web-based induction programme.

All training and development is based on a thorough needs analysis, taking cognisance of business strategy, identified skills deficiencies via the performance management process, succession planning requirements, employee career pathing, and the relevant employment equity plans.

Personal development emphasises the co-responsibility of employees to manage their career growth. Accordingly, Exxaro provides financial assistance to permanent employees with potential to further their education through part-time studies of certain recognised, approved courses and programmes. Employees who are nominated by the company to attend selected courses or programmes are fully sponsored by Exxaro for tuition, examinations, travel, accommodation costs and study leave.

Specific strategies to ensure the accelerated learning and development of black people, women and people with disabilities include:

- fast-tracking employees with leadership and management potential
- accelerated development for occupationally based skills
- adult basic education
- life skills programmes
- learnerships.

Exxaro offers sponsored, voluntary adult basic education and training (ABET) programmes at all commodity businesses, except where employees are fully literate. Candidates are screened and counselled to ensure they are able to make informed decisions, and an incentive scheme is in place to encourage more employees to become functionally literate and numerate. More than 1 000 employees have passed one or more ABET levels since its inception.

Operations at Grootegeluk mine, Limpopo. All training and development is based on a thorough needs analysis, taking cognisance of business strategy, identified skills deficiencies via the performance management process, succession planning requirements, employee career pathing, and the relevant employment equity plans



In-pit operations at New Clydesdale mine, Mpumalanga. A detailed social and labour plan is developed for each operation



Diversity and equal opportunity

Exxaro believes that achieving world-class standards and global competitiveness will require that the potential of every individual is developed and used.

Accordingly, the group has initiated a process of social transformation to remove any barriers to the employment and advancement of all South Africans and to accelerate the training and promotion of designated groups. By implementing strategic employment equity programmes, Exxaro is creating an organisational culture in which diversity is encouraged and valued, while focusing on shared values to develop team spirit, promote mutual understanding, optimise potential and achieve organisational goals in serving the community.

Since collective agreements determine specific guaranteed minimum salaries, there is no discrimination between the salaries of men and women. In the management and specialist category, all employees are on performance contracts and individual salaries are based on performance.

MALE/FEMALE EMPLOYEES PER CATEGORY AND REGION

	Bargaining unit		Man and Spec Category		
Region	**Male**	**Female**	**Male**	**Female**	**Total**
Gauteng	1 062	192	517	181	1 952
KZN	422	55	126	16	619
Limpopo	2 010	145	311	40	2 506
Mpumalanga	2 374	298	357	25	3 054
Namibia	418	36	70	33	557
Total	**6 286**	**726**	**1 381**	**295**	**8 688**

Human rights

As a responsible corporate citizen, Exxaro complies with all labour legislation in South Africa and with International Labour Organisation guidelines. Accordingly, the group encourages freedom of association and collective bargaining, ensures that child labour is not tolerated and that forced or compulsory labour is not practised.

Induction programmes ensure employees are educated about human rights. Policies on discrimination, harassment and racism are in place, as are structures to protect employees' human rights in the workplace.

Society

South African legislation and Exxaro policy stipulate that a social impact assessment be conducted before starting an operation. On the basis of identified issues, a detailed social and labour plan is developed for each operation and submitted to the authorities. Each operation also reports on progress with its stakeholder engagement plan. Commitments in terms of social and labour plans and environmental management plans form the backbone of our programmes and practices to manage the impact on our communities during entering, running and exiting any operation.

For example, at the new Inyanda mine in Mpumalanga, and in line with the social impact assessment completed ahead of commissioning, a new Eskom power line from its substation to the mine will also supply electricity to the nearby low-cost housing development of Klarinet. Inyanda is also funding the design and development of a sports facility in Klarinet.

In the Glen Douglas operating area of Henley-on-Klip, a new community liaison forum has been established with the Henley Conservancy to address stakeholder concerns including noise, dust and effects from blasting.

The symbiotic relationship between Exxaro and its communities is a dynamic one, where constant change dictates an ongoing review of the underlying policies and processes governing this relationship.

During 2006 and 2007, we initiated comprehensive socio-economic assessments across our commodity businesses. Seven of these studies were completed during the review period. Their aim was firstly to analyse the nature, scope and effectiveness of programmes and practices that assess and manage the impact of our operations on communities, including the degree of integration with local economic development plans and interaction with other agencies. Secondly, the studies highlighted key issues raised by internal and external stakeholders and detailed management responses at each commodity business.

At Grootegeluk, for example, stakeholders were generally positive about the mine and its impact as a corporate citizen. During the frequent public participation processes, Hillendale mine and its stakeholders identified and prioritised issues, and together developed mitigation plans to the satisfaction of all communities.

At KZN Sands, results were positive overall, while management is also addressing a broader set of issues with stakeholders.

With the formation of the new company, Exxaro took the decision to adopt the previous practice of having a foundation or trust fund dedicated towards the social and economic upliftment of its communities. As a result, the Exxaro Chairman's Fund and the Exxaro Foundation were created. Both funds are registered with the South African Revenue Service as charitable institutions. Whilst the Exxaro Chairman's Fund is specifically geared towards supporting those institutions that have section 18A status, the Exxaro Foundation supports all other charitable activities.

Both these institutions have independent trustees (including trustees not part of Exxaro) who ensure that a uniform approach is used in support of all socio-economic development initiatives. A policy document that clarifies its objectives and the criteria it uses for awarding funds ensures that sustainability forms the cornerstone of its activities.

With the formation of the new company, Exxaro took the decision to adopt the previous practice of having a foundation or trust fund dedicated towards the social and economic upliftment of its communities. As a result, the Exxaro Chairman's Fund and the Exxaro Foundation were created. Both funds are registered with the South African Revenue Service as charitable institutions. Whilst the Exxaro Chairman's Fund is specifically geared towards supporting those institutions that have section 18A status, the Exxaro Foundation supports all other charitable activities.

2007 DONATIONS:
ACTUAL PER FOCUS AREA


7%
7%
36%
50%

- Discretionary (BUs)
- Education
- Health and welfare
- Enterprise

LED PROJECTS ACTUAL:
INVESTMENT PER FOCUS AREA 2007


12%
9%
42%
9%
4%
24%

- Health and welfare
- Infrastructure development
- Environmental stewardship
- Sport and recreation
- Enterprise development
- Formal education

LED PROJECTS FORECAST:
INVESTMENT PER FOCUS AREA 2008


6%
22%
11%
10%
35%
16%

- Health and welfare
- Infrastructure
- Enterprise development
- Formal education
- Environmental stewardship
- Skills development and capacity building

Case study

Education

- 5 000 learners, 175 teachers and support staff
- Ten principals and deputy-principals, 28 heads of departments
- 40 members of school governing bodies

These are the beneficiaries of just one school project that Exxaro has pioneered in the Kwa Thema/Springs district of Gauteng. Exxaro is both a core funder of the project and has helped to develop a highly successful partnership model that could form the basis of many similar initiatives in future.

In 2005, our group became involved with the Department of Education's EQUIP programme (Education Quality Improvement Partnerships) to support four primary schools and one high school near its operations on the East Rand.

Exxaro elevated the project to a new level by inviting Implats to participate in the first funding partnership since the conceptualisation of EQUIP in 1995.

Although the programme has only been operating in Kwa Thema for two years, results are most encouraging:

- Specialised school management software has been installed at each school, and training provided in both administration and basic computer skills.
- Maths and science educators are studying for advanced certificates in education at Wits University, while departmental heads are studying towards the middle management course at Matthew Goniwe School of Leadership and Governance.
- The Junior Achievement South Africa mini-enterprise programme was successfully completed at Tlakula Secondary School.
- Plans are in place to support the national and provincial post-strike recovery programme (the result of a protracted civil servant strike in mid-2007, which included teachers), and study skills workshops are under way.

Local economic development

In addressing the specific needs of Exxaro's communities, we work closely with local government to ensure our plans are integrated for maximum positive impact. Regular and in-depth engagement with stakeholders has refined our focus areas to:

- formal education
- skills development
- enterprise development, including small-scale mining
- health and welfare
- environment
- infrastructure
- agriculture
- tourism
- sport and recreation.

Exxaro is also concentrating on maximising the percentage of jobs available to people from local communities. At December 2007, this ranged from 95% at KZN Sands and Tshikondeni to over 50% at New Clydesdale.

Case study

Building small business at Rosh Pinah

As a major employer in the Karas region of southern Namibia, Rosh Pinah Zinc Corporation is actively involved in the economic empowerment of local communities. The region is faced with high levels of unemployment, school drop-outs, HIV/Aids and very little development.

To help local unemployed people become self-supporting, Rosh Pinah supplies the infrastructure for potential entrepreneurs to market or manufacture their products using the Exxaro SME Centre.

The centre provides basic skills training in manufacturing (brick-making, brick-laying, woodwork, metalwork, welding, tailoring, needlework), poultry farming and cleaning services. Other courses cover low-cost housing construction and adult literacy.

A brick-making business at Rosh Pinah is an example of how the mine is actively involved in the economic empowerment of local communities



Although established grievance mechanisms are in place at all Exxaro operations, regular interaction with community members ensures management is able to deal with most potential issues proactively.

Exxaro has a formal policy on resettlement, which is closely aligned with the World Bank directive on involuntary resettlement. During the year, resettlements took place at Rosh Pinah in Namibia and Arnot in Mpumalanga (pages 130 and 131).

Other projects within the Group include:
- Ezingeni Hydroponics Project
- Madoda Community Life Skills Development Centre
- Siyavuka Integrated Youth Farming
- Somopho Community Creche
- Careers in Mining Week
- Erection of Community Centre in Marapong
- Manketi Biosphere Awareness Project
- Early Childhood Development
- New Hospice Centre
- Lepharo Base Metals Incubator project
- Blesbokspruit Conservation Trust
- Siyabonga Africa Baking project
- Sanari Skills Development Centre

In 2008, LED projects valued at R25 million have been approved. Most of these projects are focused on infrastructure development (building of houses, roads, provision of electricity and water for rural communities, whole school development and health and welfare).

The technology behind the renewable energy pilot project at Tutungeni has received enormous interest, given its low environmental impact and use of waste products from zinc mining. Seven fuel cell technicians have been trained to service the 20 current beneficiaries in the township and the pilot project has been presented to the Namibian government through the electricity control board and ministry of mines and energy.

Case study

Rosh Pinah – community relocation

The rapid growth of the so-called Sand Hotel informal settlement on mine grounds was addressed in 2005 when Exxaro was involved in relocating the entire settlement to a new site outside the mining area, currently known as Tutungeni (let's build together).

At that time, over 1 100 households or structures were relocated (in conjunction with Anglo American's Skorpion Zinc Mine and RoshSkor town management), with Rosh Pinah providing transport to carry material and people to the new site. Plots were provided, water supplied (standard taps have since been replaced by prepaid water meters), a road network built and a pilot project started to test the viability of renewable energy using zinc fuel cells in a rural environment. Temporary environmentally friendly ablution facilities were erected at strategic places in the new settlement and a site office set up to provide payment facilities for water supply and other services.

As this resettlement is an ongoing process, discussions were initiated during the review period with the country's power utility, NamPower, to provide grid electricity in Tutungeni. Cleaning and other services are now available through a community-driven initiative in which Exxaro is participating fully.

Given the lack of a retail hardware outlet in the vicinity, the mine supplies basic building material (cement, roof sheets and building boards, including scrap drilling rods) to residents at affordable prices. It has also assisted residents by contracting an outside builder to break down and help rebuild structures.

Families of Rosh Pinah employees living in the informal settlement were given temporary accommodation while formal mine houses were being built.

Using a phased approach to solve housing needs and ensure quality accommodation across the board, some R29 million was spent in 2006 and 2007 to supply temporary accommodation, build 60 two- and three-bedroom houses and supply electricity, sewerage and water reticulation. Between 2008 and 2010, over R71 million will be spent on upgrading hostels and single quarters to living units and flats, and building another 36 houses of up to four bedrooms.

The technology behind the renewable energy pilot project at Tutungeni has received enormous interest, given its low environmental impact and use of waste products from zinc mining. Seven fuel cell technicians have been trained to service the 20 current beneficiaries in the township and the pilot project has been presented to the Namibian government through the electricity control board and ministry of mines and energy.

Exxaro is now piloting a new project at Tshikondeni to determine a viable business plan for its zinc-battery fuel electrification project.

Arnot

In November 2006, Arnot management identified two families (collectively 13 people, livestock and domestic animals residing on adjacent properties spanning 25 hectares) that needed to be relocated.

Following consultation with the families and relevant ward councillor, suitable land was identified in December 2006 and relocation plans finalised. Before the physical event, however, Arnot was advised of a restitution claim over the land by the Department of Land Affairs. An alternative site on local municipal land was initially rejected by the families as being too far from both the main road and schools. Once acceptable land has been secured, Arnot will build new houses for the families, replicating their previous living spaces to a higher standard.

Marketing communications

In line with its corporate values, Exxaro communicates regularly and openly with all stakeholders. At all times, our communications adhere to the laws, standards and voluntary codes of accepted marketing communication in the areas where we operate. During the year, no incidents of non-compliance were recorded.

Case study

Remediation at Rosh Pinah

Rosh Pinah's remediation plant is literally the combination of garden refuse from local residents, a mountain of contaminated soil and an equally large amount of cattle manure.

According to ISO40001 requirements, the mine has to rehabilitate and dispose of soil contaminated by oils and carbons during the mining process. But bulking agents such as hay, straw and wood chips are scarce in the Namibian desert, which is how the mine's gardening enthusiasts and local farmers became involved.

The mixture is stored in remediation ponds and watered weekly to allow microbial degradation to occur. After nine months, the soil can be used as compost or landfill, depending on the climate, ecosystem and human disturbances.

Located on the rehabilitated site of an informal settlement, the affordable project is creating new jobs in the local community.

Underground power provision at Arnot mine, Mpumalanga



assurance report on SD performance

Independent assurance provider's report to the directors of Exxaro Resources Limited on sustainable development performance information included in the 2007 annual report

We have been engaged by Exxaro Resources Limited (Exxaro) to provide independent assurance over selected sustainable development (SD) performance information included in its annual report (the "report") for the year ended 31 December 2007.

This report is made solely to Exxaro in accordance with the terms of our engagement. Our work has been undertaken so that we might state to Exxaro those matters we have been engaged to state in this report and for no other purpose. We do not accept or assume responsibility to anyone other than Exxaro, for our work, for this report, or for the conclusions we have reached.

The objective of our independent assurance engagement was to express *reasonable assurance* on the *number of fatalities* (page 99) and *limited assurance* on:

- *SD Performance indicators:* Lost time injury frequency rate (LTIFR) by employee and contractor (page 99); Level 1 and Level 2 environmental incidents (page 113); carbon dioxide (CO_2) emissions (page 114); total energy use (page 115); water used for primary activities (page 115);
- *Qualitative disclosures* relating to the: implementation of the HIV/Aids policy (pages 100 - 101) and application of Exxaro's criteria for community investments (pages 20 and 118); and
- *Management's assertions* relating to compliance with the nine elements of the mining charter (the "mining charter") (pages 136 - 141).

The internally developed Exxaro SD reporting guidance as presented on the Exxaro website was used as criteria for the selected SD performance indicators.

Our engagement relates only to the 2007 SD performance information in the report and does not extend to any prior year SD performance information and disclosures or assertions relating to future SD performance plans/strategies in the report.

The report (pages 27 and 32) sets out the evolving nature of Exxaro's sustainable development as a result of the integration of new operations into the group affecting the standardisation of data collection and analysis for meaningful reporting purposes. It is important to understand the reliability of the 2007 SD performance information in the context of these limitations.

Responsibilities of directors

The directors of Exxaro are responsible for the preparation and presentation of the report and the information and assertions contained within it, for determining the Group's objectives in respect of SD performance, including the identification of stakeholders and material issues, and for establishing and maintaining appropriate performance management and internal control systems from which the reported SD performance information is derived.

Responsibility of the independent assurance provider

Our responsibility is to express our conclusions to Exxaro based on our work performed. We conducted our work in accordance with the International Standard on Assurance Engagements 3000: *Assurance Engagements other than Audits or Reviews of Historical Information.* This standard requires, inter alia, that the assurance provider complies with the appropriate requirements of the IFAC Code of Ethics for Professional Accountants such that their independence is not compromised and the assurance team members collectively possesses the necessary professional competencies. Our work was carried out by a multidisciplinary team of safety, health, environmental, and assurance specialists with extensive experience in sustainability reporting in the mining sector.

Summary of work performed

Our procedures selected depend on our judgement, including our assessment of the risk of material misstatements of those 2007 selected SD performance indicators, disclosures and management assertions and our assessment of the internal controls relevant to the company's preparation and presentation of the sustainability information in the report. Our procedures were designed to gather sufficient appropriate evidence to determine that the 2007 selected SD performance information is not materially misstated.

Our work performed included:

- Interviews with management and senior executives at corporate level and with management at business unit level;
- Testing of process and systems in place at corporate level and business unit level to generate, collate, aggregate, monitor and report the SD performance indicators for the year and to comply with requirements of the mining charter;
- Visits to three business units including Arnot (coal), KZN Sands (sands) and Rosh Pinah (base metals and industrial minerals);
- Telephone interviews and analytical reviews of SD performance indicators for business units not included in site visits; and
- Consideration of other SD performance information in the report to identify material inconsistencies with evidence obtained from our assurance engagement.

We believe that the evidence obtained from our work performed provides an appropriate basis for our conclusions expressed below. Where limited assurance is expressed, less assurance is obtained from our procedures than in a reasonable assurance engagement. We do not express any assurance in relation to the 2007 performances indicators not included above, further any reference to external audits of SHE-related policies, standards and procedures (page 97) contained in the report have nothing to do with our independent assurance engagement to report on the SD performance indicators.

Unqualified conclusions

Number of fatalities, community investments, HIV/Aids policy, and compliance with the mining charter

Based on our work performed, in our opinion:

1 The *number of fatalities* are fairly stated in all material respects in accordance with the internally developed Exxaro SD reporting guidance; and

2 Nothing has come to our attention that causes us to believe that *the qualitative disclosures relating to the application of Exxaro's criteria for community investments and implementation of the HIV/Aids policy,* in accordance with the internally developed Exxaro SD reporting guidance, and management's assertions regarding *compliance with the mining charter,* are not fairly stated in all material respects.

Modifications (Adverse conclusion and disclaimer of conclusion)

Lost time injury frequency rate (LTIFR), water used for primary activities, and Level 1 and Level 2 environmental incidents

We were unable to reconcile the underlying source data relating to these SD performance indicators to the SD performance information in the report. There are significant control weaknesses that prevent complete, consistent and accurate reporting of SD performance data in accordance with the internally developed Exxaro SD reporting guidance. Based on our work performed, these performance indicators are not fairly stated in all material respects.

CO_2 emissions and total energy use

The reported CO_2 *emissions* are only from diesel and electricity purchased, as disclosed on page 114. We were not able to obtain sufficient appropriate evidence for reported CO_2 *emissions* and *total energy use* as the underlying source data relating to these SD performance indicators was not available and consequently we are unable to conclude on these performance indicators.

Commentary

Without affecting our conclusions presented above, we draw attention to the following:

- The new approved SD strategy, discussed in the report, is encouraging and should enable Exxaro to progress beyond a minimum of legal compliance. Exxaro are reviewing polices and reporting guidelines against the new SD strategy prior to implementation. The implementation of these policies and reporting guidelines are essential for embedding the SD strategy and for reliable reporting of SD performance information across the group.
- The process of fully integrating the ex-Eyesizwe sites is proceeding and as discussed in the report, the alignment of these sites with uniform policies, processes and systems of the Exxaro group is essential to ensure reliable reporting of the group's SD performance information.
- A more comprehensive stakeholder engagement should be undertaken during the coming year to strengthen the sustainability risk management process and allow Exxaro to respond proactively to its stakeholders when reporting on its SD performance.

We recommend that Exxaro monitor these developments and integration processes and disclose the results in future sustainability reports or other forms of communication.

KPMG SERVICES (PTY) LIMITED

Per PD NAIDOO
Director

Johannesburg
13 March 2008

stakeholder engagement

AICC

African Institute of Corporate Citizenship

www.aiccafrica.org

www.africagrowth.net

AICC statement

AICC was requested by Exxaro Resources Limited to facilitate a multistakeholder panel to review the development of the 2007 Sustainable Development (SD) report which forms part of the 2007 annual report. This statement deals exclusively with the stakeholder engagement process and not the content of the report.

The panel was selected based on the issues in the report. In their broad categories these issues were: environment, health and safety, black economic empowerment, local economic development and governance. AICC identified 10 panelists from the academic, consulting, corporate and the NGO sector. In addition, AICC engaged three experts on governance, health, safety and environment (HSE), black economic empowerment (BEE) and local economic development (LED) to provide insights and questions for the panelists to consider during the review process.

The review process, divided into three phases, focused firstly on the review of the issues matrix submitted by Exxaro. Panelists commented on whether Exxaro had identified all the material issues linked to its business. The views were provided to Exxaro to inform the data collection.

The second phase focused on the review of the draft report, examining how Exxaro accounted for the material issues identified. Attention was given to the responsiveness of Exxaro to stakeholder issues, the completeness of the information and how it was being communicated. Gaps were highlighted by the panelists and sent to Exxaro. These gaps related to governance, environmental and BEE issues relating to performance and targets.

AICC compiled the comments from the panel and submitted them to Exxaro. Exxaro has indicated that the comments have informed the development of the 2007 report and, more importantly, the strategy for reporting on performance in 2008 and beyond.

The third phase focused on discussing the first proof of the report. Unfortunately, due to unexpected delays, panelists did not have time to evaluate the report and establish how the gaps had been addressed. As a result AICC is unable to provide an opinion on the final report.

AICC appreciates the opportunity to keep strengthening stakeholder engagement in the mining sector. AICC recommends that Exxaro Resources Limited address the gaps identified by the panel and continue to engage with the panel of experts on issues of sustainability.

PAUL KAPELUS
Director

legislative compliance/mining charter progress

Progress against mining charter scorecard*

**Broad-based socio-economic empowerment charter for the South African mining industry*

During the year, Exxaro obtained new-order mining rights for its Inyanda and New Clydesdale mines, reflecting the group's steady progress in complying with the requirements of the mining charter.

REQUIREMENTS	PROGRESS	SECTION
Human resources development	• Pay skills development levy • Submit workplace skills plans and annual training reports • Provide training and encourage employees to become functionally literate	121 - 124
Is there any interface with the MQA?	Yes, through submission of statutory reports and serving on sector skill planning committee and technical reference groups	122
Have you formulated a comprehensive skills audit?	Exxaro is ensuring that individual development plans are in place for all employees. Roll-out plan is in place	125
Have you interfaced with education authorities and are you providing scholarships to promote mining-related educational advancement?	Currently interfacing with professors to examine this element. Bridging school, bursary and professionals-in-training programmes in place	124
Have you increased the number of learnerships in the mining industry? If so by how much?	More than 30% of engineering learnerships registered with MQA are trained by Exxaro. 408 engineering learners in the system. Additional 56 unemployed youths were trained at Collieries Training Centre with Exxaro sponsorship and have done their on-job training at Exxaro mines	122 - 125
Have you, through the MQA, provided skills training opportunities to miners during their employment to improve their earning capacity after mine closure? What training?	Exxaro's only mine closure to date was at Durnacol, where comprehensive reskilling and skills development programmes were initiated years before closure. This mine closure occurred well before MQA was established	126
Have you offered every employee the opportunity to become functionally literate and numerate in consultation with labour? Demonstrate.	• Fully company-sponsored, voluntary ABET programmes running at all mines (except where employees are 100% literate – corporate office) • All ABET training is accredited • Screening and counselling with all ABET candidates for informed decisions about participation - trade unions included in process • Incentive scheme implemented to make ABET more attractive	123

REQUIREMENTS	PROGRESS	SECTION
Have you implemented career paths to provide opportunities to HDSA employees to progress in their chosen careers? Have you developed systems through which empowerment groups can be mentored as a means of capacity building?	• Human resources development (HRD) policy in place dealing with accelerated development • Formal succession planning and individual development plans rigorously used for all management and professional categories • HDSA employees receive special career planning consideration and mentor support • 77% of learners in engineering learnerships are HDSAs	122 - 125
Employment equity		120
Have you published the employment equity plan and achievements?	Employees consulted about plans and progress communicated to employees at each business unit and published via suitable media, eg intranet	
Have you established targets for employment equity in junior management category?	No specific targets for different management categories have been identified. Progress is being monitored against an overall target of 40% HDSA in management as stipulated in the mining charter	2, 120
Have you established targets for employment equity in senior management category?	As above	2, 120
Have you detailed plans for employment equity at management level?	As above. Focus of Exxaro's employment equity plan is on management	2, 120
Have you met the baseline of 40% by 2009? State your achievement against the baseline.	Aspiring to meet the target by 2009. Employment equity plans are focused on reaching 40%, compared to the current 36%	2, 120
Do you focus overseas placement and/or training programmes on HDSAs?	Fast-tracking process includes exposure of senior management to international operations. Exxaro currently has limited international operations and there is one HDSA broadening his experience in Namibia.	121
Have you identified a talent pool?	Yes	119 - 127
Is there fast tracking in the company which includes high-quality operational exposure?	Yes	119 - 127

legislative compliance/mining charter progress continued

REQUIREMENTS	PROGRESS	SECTION
Do you ensure higher level of inclusiveness and advancement of women?	Exxaro has a succession plan system in place to fast-track women. There are currently two women on the board and three on the executive committee	2, 119, 124
Have you supported the aspired baseline of 10%? Demonstrate.	The company is on target, with women comprising 12% of the workforce.	
Does the company set and publish targets?	The company sets targets on a five-year cycle. Information on targets is published in the annual report, on the intranet and other suitable media targeted at specific business units (eg bulletin boards, line manager communication, newsletters, e-mails, etc)	2
Migrant labour		
Have you ensured non-discrimination against foreign labour?	Exxaro does not discriminate against any employees, regardless of their country of birth.	NA
Can the company demonstrate how this was achieved?	A policy on non-discrimination is in place.	NA
Mine community and rural development		20, 21, 25, 118, 128 - 130
Have you cooperated in the formulation of integrated development plans for communities where mining takes place and major labour-sending areas?	Assisted local authorities near our operations to develop integrated development plans, and participated in relevant forums.	
Have you, in partnership with all governmental spheres, undertaken to develop infrastructure for these areas?	Part of the commodity businesses' social and labour plans for conversion application. • Stakeholder engagement forums established at all business units • Skills and ABET provided for unemployed, skills training for government institutions, training-of trainers-programmes, capacity building • Partnerships with MQA to train ex-mineworkers	

NA Not applicable

REQUIREMENTS	PROGRESS	SECTION
Housing and living conditions	Yes	121
Have you consulted with Mine Health and Safety Council, Dept of Housing and organised labour on measures to improve the standard of housing?	• Company housing policy is being revised, focusing on home ownership • 936 employees (35%) live in affordable rental units	
Have you upgraded hostels, converted hostels to family units, and promoted a home ownership option for mine employees?	• 1 277 employees bought company-owned housing • Bargaining-unit employees receive a housing/ living-out allowance depending on their grade to assist them to obtain accommodation	
Have mines established measures to improve nutrition of employees?	Part of the HIV programme	
Procurement		2, 21, 22, 117
Have mines classified procurement into capital goods, services and consumables?	• Yes. Policy, guidelines and systems in place to promote procurement from HDSA companies in stipulated categories of capital goods, consumables and services	
Has the company given HDSAs preferred supplier status, where possible, in all three levels?	• Preference given to black-owned and black-empowered suppliers	
Have you identified current levels of procurement from HDSA companies?	An auditable system in place and performance tracked	
Have you committed to a progression of procurement from HDSA companies over a 3- to 5-year time frame, reflecting genuine value-added HDSA provider?	• Policies have been developed and targets set up to 2011 • Exxaro met its target of 35% of discretionary procurement for 2007 or R1,97 billion	
Have you encouraged existing suppliers to transform, eg forming partnerships with HDSA companies, where no HDSAs tender for goods and services?	• Supports facilitation of regional and provincial collaboration as initiated by Department of Minerals and Energy	
Have you undertaken to develop HDSA procurement capacity and access to DTI assistance programmes to achieve this?	• Exxaro continues to conduct needs assessments on potential suppliers and assists in areas that require development. Continual contact with SEDA on available development programmes to assist HDSAs is seen as a vital relationship for supplier development. Exxaro continues to advise emerging HDSA companies where financing is required. Referrals include the National Empowerment Fund, Umsobomvu Youth Fund, Industrial Development Corporation and other institutions that offer capital financing.	

legislative compliance/mining charter progress continued

REQUIREMENTS	PROGRESS	SECTION
Ownership and joint venture		
Does the company have ownership by HDSAs	Yes. Empowerment objectives achieved and exceeded in 2006	5
Does the company have active HDSA control?	Yes	
What is the company's HDSA ownership and control percentage?	56%	
Does the company have collective investments through ESOPS and mining dedicated unit trusts?	Yes	120
Does the company have passive involvement by HDSA?	Yes	
What is the percentage of passive HDSAs involved in the company ownership structure?	3%	
Beneficiation		
Is the company involved in the production of a final consumer product emanating from a mining process?	No. Exxaro produces intermediate or partially refined products. These are sold to various customers for beneficiation into final consumer products	N/A
Have you identified your current level of beneficiation?	Yes. Applicable to all Exxaro's commodities	
Have you indicated to what extent they can grow the baseline level of beneficiation?	Yes. Coal beneficiation projects are detailed on page 62 and opportunities are being investigated for the downstream beneficiation of zircon, pigment and titanium metal (mineral sands commodity business)	62

N/A Not available

REQUIREMENTS	PROGRESS	SECTION
Exploration and prospecting		117
As an HDSA company, have you used the support by government in exploration and prospecting endeavours? Institutional support.	Yes, prospecting work done through legal framework	
Financing mechanism		
As an HDSA company, have you secured finance to fund participation (R100 billion assistance by the industry)	Exxaro is an investor participant in the New Africa Mining Fund established during 2003 to make portfolio investments in junior mining projects in Africa. Exxaro committed to contribute R20 million to the Fund and can be called upon at any time to make this contribution. Exxaro contributed R9 million since March 2003 and was refunded a portion in 2007 resulting in a recurring investment of R1,8 million at 31 December 2007.	263

gri indicator index

Index to Global Reporting Initiative (GRI) indicators

This index includes the 2007 GRI guidelines (G3) and 2005 supplement for mining and minerals sector

GRI element	Topic	Page
	Strategy and analysis	
1.1	Statement from CEO	28
1.2	Key impacts, risks and opportunities	92
	Organisational profile	
2.1	Name	OFC
2.2	Primary products	6
2.3	Operational structure	5
2.4	Location of head office	OBC
2.5	Countries of operation	8
2.6	Nature of ownership	5
2.7	Markets served	6, 7
2.8	Scale of organisation	6, 7
2.9	Significant changes to organisation	IFC, 28
2.10	Awards	
	Report parameters	
3.1	Reporting period: 1 January 2007 - 31 December 2007	
3.2	Date of previous report: December 2006	
3.3	Reporting cycle: annual	
3.4	Contact points	
3.5	Process for defining report content	18, 23 - 27
3.6	Boundary of report	27
3.7	Limitations	27
3.8	Basis for reporting on joint ventures, etc	27
3.9	Data measurement techniques and assumptions	
3.10	Explanation of restatements	
3.11	Significant changes to scope, boundary or methods	
3.12	GRI index	142
3.13	Policy and practice on external assurance	26, 132
	Governance, commitments and engagement	
4.1	Governance structure	80
4.2	Status of chairperson	82
4.3	Independent non-executive directors	81
4.4	Mechanisms for stakeholders to interact with board	80, 87
4.5	Link between compensation and performance	80
4.6	Process for avoiding conflict of interest	80
4.7	Expertise of board	83
4.8	Policies on economic, environmental and social performance	23, 97
4.9	Procedures for board oversight of economic, environmental and social performance	83
4.10	Board performance	83
4.11	Precautionary approach	
4.12	External principles endorsed	18
4.13	Membership of industry associations and advocacy groups	122
4.14	Stakeholder groups	26
4.15	Basis for identification	
4.16	Approach to stakeholder engagement	26
4.17	Topics and concerns raised, response	26, 135
	Economic	
EC1	Economic value generated and distributed	116
EC2	Financial implications, risks and opportunities due to climate change	106
EC3	Coverage of defined benefit plan obligations	121
EC4	Significant financial assistance from government	
EC5	Standard entry-level wage compared to local minimum wage	117
EC6	Policy, practices, and spending on local suppliers	117

GRI element	Topic	Page
	Economic (continued)	
EC7	Procedures for local hiring, proportion of senior management hired from local community	126
EC8	Development and impact of infrastructure investments and services for public benefit	
EC9	Significant indirect economic impacts Revenue capture, management and distribution: sites where local economic contribution and development impact is particularly significant Value added disaggregated to country level	117
	Environmental	
	Materials	
EN1	Materials used by weight or volume % products from secondary materials	114
EN2	Percentage recycled input materials	
	Energy	
EN3	Direct consumption by primary energy source	114
EN4	Indirect consumption by primary source	114
EN5	Energy saved from conservation and efficiency improvements	106
EN6	Reductions from energy-efficient or renewable energy-based products and services	106
EN7	Initiatives to reduce indirect energy consumption, reductions achieved	106
	Water	
EN8	Total water withdrawal by source	101
EN9	Sources significantly affected by withdrawal	101
EN10	Percentage and volume recycled and reused	101
	Biodiversity	
EN11	Location and size of land owned, leased, managed or adjacent to protected areas, areas of high biodiversity value	107 - 109
EN12	Description of significant impacts of activities. Total land owned/leased/ managed for production activities or extractive use. 1. Land disturbed, not yet rehabilitated 2. Land rehabilitated in period vs agreed end use Number and percentage sites with biodiversity management plans Large volume mining and mineral processing waste	108, 112
EN13	Habitats protected or restored	108, 112
EN14	Strategies, actions and plans for managing impacts on biodiversity	108, 112
EN15	IUCN Red List species and national conservation list species in areas affected by operations	112
	Emissions, effluents, and waste	
EN16	Total direct and indirect greenhouse gas emissions	114
EN17	Other relevant indirect greenhouse gas emissions	114
EN18	Initiatives to reduce greenhouse gas emissions, reductions achieved	106
EN19	Emissions of ozone-depleting substances	
EN20	NO_x, SO_x, and other significant air emissions by type and weight	
EN21	Total water discharge by quality and destination	101
EN22	Total weight of waste by type and disposal method	101
EN23	Total number and volume of significant spills	113
EN24	Waste transported under terms of Basel Convention (Annex I, II, III, VIII)	
EN25	Identity, size, protected status, and biodiversity value of water bodies and related habitats significantly affected by discharges of water and runoff	107 - 110
	Products and services	
EN26	Initiatives to mitigate environmental impacts of products, extent of mitigation	118
EN27	Percentage of products sold and packaging materials reclaimed by category	
	Compliance	
EN28	Significant fines, sanctions for non-compliance with environmental laws and regulations	
	Transport	
EN29	Significant impacts of transporting products, and members of workforce	
EN30	Total environmental protection expenditures and investments by type	111

managing risk, issues and opportunities continued

GRI element	Topic	Page
	Social performance: labour practices and decent work	
	Employment	
LA1	Workforce by employment type, employment contract, and region	119 - 120
LA2	Number and rate of employee turnover by age group, gender, and region	120
LA3	Benefits for full-time employees not provided to temporary/part-time employees	121
	Labour/management relations	
LA4	Percentage employees covered by collective bargaining agreements	121
LA5	Minimum notice period on significant changes, including specified in collective agreements	121
	Occupational health and safety	
LA6	Percentage workforce represented in formal joint health and safety committees to monitor and advise on programmes	
LA7	Rates of injury, occupational diseases, lost days, absenteeism, work-related fatalities	99 - 101
LA8	Education, training, counselling, prevention, and risk-control programmes to assist workforce members, their families or community members with serious diseases	99 - 100
LA9	Health and safety topics covered in formal agreements with trade unions	
	Training and education	
LA10	Average hours of training per year per employee by employee category	122
LA11	Programmes for skills management and lifelong learning that support continued employability	123 - 125
LA12	Percentage of employees receiving regular performance and career development reviews.	123 - 125
	Diversity and equal opportunity	
LA13	Composition of governance bodies and breakdown of employees per category: gender, age group, minority group membership, and other indicators of diversity	119 - 126
LA14	Ratio of basic salary of men to women by employee category	126
	Social performance: human rights	
	Investment and procurement practices	
HR1	Percentage and number of significant investment agreements with human rights clauses or human rights screening	126
HR2	Percentage significant suppliers and contractors screened on human rights and actions taken	
HR3	Total hours and percentage employee training on aspects of human rights relevant to operations	
	Non-discrimination	
HR4	Total number of incidents of discrimination and actions taken	
	Freedom of association and collective bargaining	
HR5	Operations where right to freedom of association and collective bargaining may be at significant risk, actions taken to support rights	121
HR6	Operations with significant risk for incidents of child labour, measures to eliminate	126
HR7	Operations with significant risk of forced or compulsory labour, measures to eliminate	
	Security practices	
HR8	Percentage security personnel trained in policies/procedures on human rights relevant to operations	
	Indigenous rights	
HR9	Number of violations involving rights of indigenous people and actions taken	

GRI element	Topic	Page
	Social performance: society	
	Community	
SO1	Programmes and practices to manage impacts of operations on communities, including entering, operating, and exiting	18, 25, 26, 128
	Significant incidents affecting communities, grievance mechanisms to resolve, outcomes	118, 127
	Programmes that address artisanal and small-scale mining	128
	Resettlement policies and activities: - Number households resettled - Practices on resettlement/compensation, alignment with World Bank directive	126, 130
	Operations with closure plans. Policy, stakeholder engagement processes, frequency of review, financial provisions for closure	20
	Process for identifying local communities' land and customary rights, including indigenous peoples', grievance mechanisms to resolve disputes	20
	Approach to identifying, preparing for and responding to emergency situations affecting employees, communities, environment	
	Corruption	
SO2	Percentage and number of business units analysed for risks related to corruption	
SO3	Percentage of employees trained in anti-corruption policies and procedures	
SO4	Actions taken in response to incidents of corruption	80
	Public policy	
SO5	Public policy positions and participation in public policy development and lobbying	
SO6	Total value of financial and in-kind contributions to political parties, politicians, and related institutions	
	Anti-competitive behaviour	
SO7	Legal actions for anti-competitive behaviour, anti-trust and monopoly practices, outcomes	
	Compliance	
SO8	Significant fines, sanctions for non-compliance with laws and regulations	
	Social performance: product responsibility	
	Customer health and safety	
PR1	Life cycle stages in which impacts of products and services are assessed for improvement, percentage of significant products and services categories subject to such procedures	
PR2	Number non-compliances with regulations and voluntary codes on health and safety impacts of products and services during life cycle, by types of outcomes	
	Products and service labelling	
PR3	Type of information required, percentage of significant products concerned	
PR4	Incidents of non-compliance with regulations and voluntary codes on labelling	
PR5	Practices related to customer satisfaction	
	Marketing communications	
PR6	Programmes for adherence to laws, standards, and voluntary codes	131
PR7	Incidents of non-compliance	
	Customer privacy	
PR8	Substantiated complaints on breaches of customer privacy and losses of customer data	
	Compliance	
PR9	Significant fines for non-compliance with laws and regulations concerning provision and use of products and services.	

supplementary information

income statements for the year ended 31 December 2007

	2007 Audited Rm	2006 Unaudited Rm
Revenue	**10 157**	8 814
Operating expenses	(8 713)	(7 553)
NET OPERATING PROFIT	**1 444**	1 261
Net financing costs	(215)	(315)
Income from investments	2	
Share of profit from equity accounted investments	728	638
PROFIT BEFORE TAXATION	**1 959**	1 584
Taxation	(512)	(595)
PROFIT FOR THE YEAR	**1 447**	989
Attributable to:		
Equity holders of the parent	1 427	962
Minority interest	20	27
	1 447	989
Ordinary shares (million)		
– in issue	355	351
– weighted average number of shares	341	313
– diluted weighted average number of shares	339	318
ATTRIBUTABLE EARNINGS PER SHARE (CENTS)		
– basic	418	307
– diluted	407	302
Dividend per share for the year (cents)	100	525
RECONCILIATION OF HEADLINE EARNINGS		
Net profit attributable to ordinary shareholders	1 427	962
Adjusted for:		
– IFRS 3 Excess of acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost		(36)
– IAS 16 Impairment of property, plant and equipment	23	
– IAS 16 Gains or losses on disposal of property, plant and equipment	17	(3)
– IAS 28 Gains or losses on the disposal of associates or joint ventures		(39)
– IAS 28 Share of associate's IAS 16 – Gains or losses on disposal of property, plant and equipment	(5)	(1)
– IAS 28 Share of associate's IAS 39 – Recycling of re-measurements from equity to the income statement, including a hedge of net investment in a foreign entity but excluding cash flow hedges	(7)	
– IAS 36 Impairment reversal of investment	[illegible]	
Taxation on adjustments	[illegible]	10
HEADLINE EARNINGS	[illegible]	893
HEADLINE EARNINGS PER SHARE (CENTS)		
– basic	423	285
– diluted	403	281

balance sheets at 31 December

	2007 Audited Rm	2006 Unaudited Rm
ASSETS		
Non-current assets		
Property, plant and equipment	8 235	8 367
Biological assets	30	26
Intangible assets	76	69
Investments in associates and joint ventures	757	384
Deferred taxation	732	521
Other financial assets	1 031	693
Total non-current assets	10 861	10 060
Current assets		
Inventories	1 531	1 391
Trade and other receivables	1 931	1 663
Cash and cash equivalents	850	1 367
Total current assets	4 312	4 421
Non-current assets classified as held for sale	2	2
TOTAL ASSETS	15 175	14 483
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	2 037	4 560
Non-distributable reserves	1 502	1 205
Retained income	3 235	3 395
Equity attributable to equity holders of the parent	9 801	9 160
Minority interest	42	27
Total equity	9 843	9 187
Non-current liabilities		
Interest-bearing borrowings	1 236	1 214
Non-current provisions	1 322	931
Deferred taxation	1 077	1 116
Total non-current liabilities	3 635	3 261
Current liabilities		
Trade and other payables	1 459	1 321
Interest-bearing borrowings	74	613
Taxation	137	67
Current provisions	27	30
Shareholders for dividend		4
Total current liabilities	1 697	2 035
TOTAL EQUITY AND LIABILITIES	15 175	14 483
NET DEBT	433	460
Cash flow statements for the year ended 31 December		
Cash flows from operating activities	1 507	(1 173)
Cash flows from investing activities	(1 110)	(559)
Cash flows from financing activities	(435)	2 260
Net (decrease)/increase in cash and cash equivalents	(38)	528

Supplementary information is compiled using the following assumptions:

- the iron ore business is excluded and the investment in SIOC is equity accounted from 1 January 2005
- Eyesizwe is consolidated from 1 January 2005
- the non-recurring entries to give effect to the empowerment transaction are excluded
- the impairment of the mineral sands property, plant and equipment is excluded from the 2006 results
- net financing costs have been split on the assumption that Exxaro incurred the majority of external borrowings with SIOC being cash positive
- the taxation charge has been split on the assumption that STC incurred on dividend declaration was borne by Exxaro.

selected group financial data translated into US dollars for the year ended 31 December 2007 (unaudited)

The group statutory 2007 financial statements have been expressed in US dollars for information purposes. For comparability the 2006 supplementary information as presented on pages 146 and 147, have been translated. The average US dollar/rand of US$1:R7,03 (2006: US$1:R6,70) has been used to translate the income and cash flow statements, while the balance sheet has been translated at the closing rate on the last day of the reporting period US$1:R6,7964 (2006: US$1:R6,9750).

	2007 USD million	2006 USD million
INCOME STATEMENTS		
Revenue	1 445	1 316
Operating expenses	(1 240)	(1 128)
NET OPERATING PROFIT	205	188
Net financing costs	(30)	(47)
Income from equity accounted investments	104	95
PROFIT BEFORE TAXATION	279	236
Taxation	(73)	(89)
PROFIT FOR THE YEAR	206	147
Attributable to:		
Equity holders of the parent	203	143
Minority interest	3	4
	206	147
ATTRIBUTABLE EARNINGS PER SHARE (CENTS)	60	46
HEADLINE EARNINGS FROM OPERATIONS	206	133
HEADLINE EARNINGS PER SHARE (CENTS)	60	43

	2007 USD million	2006 USD million
BALANCE SHEETS AT 31 DECEMBER		
ASSETS		
Non-current assets		
Property, plant and equipment	**1 212**	1 200
Biological assets	**4**	4
Intangible assets	**11**	10
Investments in associates and joint ventures	**111**	55
Deferred taxation	**103**	75
Financial assets	**152**	99
Current assets		
Cash and cash equivalents	**125**	196
Other	**509**	437
TOTAL ASSETS	**2 232**	2 076
EQUITY AND LIABILITIES		
Equity attributable to equity holders of the parent	**1 442**	1 313
Minority interest	**3**	4
Non-current liabilities		
Interest-bearing borrowings	**185**	174
Deferred taxation and provisions	**354**	293
Current liabilities		
Interest-bearing borrowings	**11**	88
Other	**237**	204
TOTAL EQUITY AND LIABILITIES	**2 232**	2 076
NET DEBT (refer definitions on page 151)	**71**	132
CASH FLOW STATEMENTS FOR THE YEAR ENDED 31 DECEMBER		
Cash flows from operating activities	**214**	(175)
Cash flows from investing activities	**(159)**	(83)
Cash flows from financing activities	**(64)**	337
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	**(9)**	79

group cash value added statement

for the period ended 31 December 2007 (unaudited)

The value added statement shows the wealth the group has created through mining, beneficiation, trading and investing operations. The statement below summarises the total cash wealth created and how it was disbursed among the group's stakeholders, leaving a retained amount which was re-invested in the group for the replacement of assets and further development of operations.

	31 December 2007 Rm	Wealth created %	31 December 2006 Rm	Wealth created %
Cash generated				
Cash derived from sales and services	9 889		14 149	
Income from investments and interest received	379			
Paid to suppliers for materials and services	(5 457)		(6 605)	
Cash value added	4 811	100	7 544	100
Cash utilised to:				
Remunerate employees for services	2 407	50	2 362	31
Pay direct taxes to the state	402	10	1 927	26
Provide lenders with a return on borrowings	212	4	392	5
Provide shareholders with cash dividends	223	5	3 396	45
Cash disbursed among stakeholders	3 304	69	8 077	107
Cash retained in the group to maintain and develop operations	1 507	31	(533)	(7)
Notes to the group value added statement				
1. Taxation contribution				
Direct taxes (as above)	402		1 927	
Value added taxes levied on purchases of goods and services	1 227		1 445	
Regional service council levies			10	
Rates and taxes paid to local authorities	42		51	
Gross contributions	1 731		3 433	
2. Additional amounts collected by the group on behalf of government				
Value added tax and other duties charged on turnover	1 333		1 032	
Employees' tax deducted from remuneration paid	431		759	
	1 764		1 791	

CASH DISBURSED AMONG STAKEHOLDERS 2007


7%
6%
14%
73%

CASH DISBURSED AMONG STAKEHOLDERS 2006


29%
42%
24%
5%

- Provide shareholders with cash dividends
- Remunerate employees for services
- Pay direct taxes to the state
- Provide lenders with a return on borrowings

definitions

Attributable cash flow per ordinary share	Cash flow from operating activities after adjusting for minority participation therein, divided by the weighted average number of ordinary shares in issue during the year.
Capital employed	Total shareholders' equity plus net debt minus non-current financial asset investments.
Cash and cash equivalents	Comprise cash on hand and current accounts in bank, net of bank overdrafts, together with any highly liquid investments readily convertible to known amounts of cash and not subject to significant risk of changes in value.
Current ratio	Current assets divided by current liabilities.
Dividend cover	Headline earnings per ordinary share divided by dividends per ordinary share.
Dividend yield	Dividends per ordinary share divided by the closing share price at the JSE Limited.
Earnings per ordinary share	
- Attributable earnings basis	Earnings attributable to ordinary shareholders divided by the weighted average number of ordinary shares in issue during the year.
- Headline earnings basis	Earnings attributable to ordinary shareholders adjusted for profits and losses on items of a capital nature recognising the taxation and minority impacts on these adjustments, divided by the weighted average number of ordinary shares in issue during the year.
Financing cost cover	
• EBIT	Net operating profit (before interest and tax) divided by net financing costs.
• EBITDA	Net operating profit (before interest, tax, depreciation, amortisation, impairment charges and net deficit/surplus on sale of investments and assets) divided by net financing costs.
Headline earnings yield	Headline earnings per ordinary share divided by the closing share price at the JSE Limited.
Invested capital	Total shareholders' equity, interest-bearing debt, non-current provisions and net deferred taxation less cash and cash equivalents.
Net assets	Total assets less current and non-current liabilities less minority interest which equates to ordinary shareholders' equity.
Net debt to equity ratio	Interest-bearing debt less cash and cash equivalents as percentage of total shareholders' equity.
Net equity per ordinary share	Ordinary shareholders' equity divided by the number of ordinary shares in issue at the year-end.
Number of years to repay interest-bearing debt	Interest-bearing debt divided by cash flow from operating activities before dividends paid.
Operating margin	Net operating profit as a percentage of revenue.
Operating profit per employee	Net operating profit divided by the average number of employees during the year.
Return on capital employed	Net operating profit plus income from non-equity accounted investments plus income from investments in associates as a percentage of average capital employed.
Return on ordinary shareholders' equity	
- Attributable earnings	Attributable earnings to ordinary shareholders as a percentage of average ordinary shareholders' equity.
- Headline earnings	Headline earnings attributable to ordinary shareholders as a percentage of average ordinary shareholders' equity.
Return on invested capital	Net operating profit plus income from non-equity accounted investments plus income from investments in associates as a percentage of the average invested capital.
Return on net assets	Net operating profit plus income from non-equity accounted investments plus income from investments in associates as a percentage of the average net assets.
Revenue per employee	Revenue divided by the average number of employees during the year.
Total asset turnover	Revenue divided by average total assets.
Weighted average number of shares in issue	The number of shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period in which they have participated in the income of the group. In the case of shares issued pursuant to a share capitalisation award in lieu of dividends, the participation of such shares is deemed to be from the date of issue.


EUCLID



Group annual
financial statements
for the year ended 31 December 2007

CONTENTS

annexures

... committed to
excellence

CREATING VALUE FOR ALL STAKEHOLDERS IS THE CORNERSTONE OF EXXARO'S LONG-TERM FINANCIAL VIABILITY. EXCEPTIONAL FINANCIAL MANAGEMENT IS A KEY ELEMENT OF CREATING SUSTAINABLE VALUE

Haul truck fitted with pantograph system that enables alternate use of diesel and electric power at Grootegeluk mine, Limpopo

directors' responsibility for financial reporting

TO THE MEMBERS OF EXXARO RESOURCES LIMITED

The directors of the company are responsible for maintaining adequate accounting records, the preparation of the annual financial statements of the company and the group and to develop and maintain a sound system of internal control to safeguard shareholders' investments and the group's assets. In presenting the accompanying financial statements, International Financial Reporting Standards have been followed, applicable accounting policies have been used and prudent judgements and estimates have been made.

In order for the directors to discharge their responsibilities, management has developed and continues to maintain a system of internal control aimed at reducing the risk of error or loss in a cost-effective manner. Such systems can provide reasonable but not absolute assurance against material misstatement or loss. The directors, primarily through the audit, risk and compliance committee which consists of non-executive directors, meet periodically with the external and internal auditors, as well as executive management to evaluate matters concerning accounting policies, internal control, auditing, financial reporting and risk management. The group's internal auditors independently evaluate the internal controls and co-ordinate their audit coverage with the external auditors. The external auditors are responsible for reporting on the financial statements. The external and internal auditors have unrestricted access to all records, property and personnel as well as to the audit, risk and compliance committee. The directors are not aware of any material breakdown in the functioning of these controls and systems during the year under review.

The directors are of the opinion, based on the information and explanations given by management and the internal auditors, and on comments made by the external auditors on the results of their audit conducted for the purpose of expressing their opinion on the annual financial statements, that the internal accounting controls are adequate, such that the financial records may be relied on for preparing the financial statements and maintaining accountability for assets and liabilities.

The directors have reviewed the group's financial budgets with its underlying business plans for the period to 31 December 2008. In the light of the current financial position and existing borrowing facilities, they consider it appropriate that the annual financial statements be prepared on the going-concern basis.

Against this background, the directors of the company accept responsibility for the annual financial statements, which were approved by the board of directors on 19 February 2008 and are signed on its behalf by:

SA Nkosi
Chief Executive Officer

DJ van Staden
Chief Financial Officer

The external auditors have audited the annual financial statements of the company and group and their unmodified report appears on page 156.

certificate by company secretary

In terms of the Companies Act 61 of 1973 of South Africa, as amended, I, MS Viljoen, in my capacity as company secretary, confirm that for the year ended 31 December 2007, the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of this Act and that all such returns are true, correct and up to date.

MS Viljoen
Company secretary

19 February 2008

independent auditor's report to the members of exxaro resources limited

We have audited the annual financial statements and group annual financial statements of Exxaro Resources Limited, which comprise the directors' report, the balance sheet and the consolidated balance sheet as at 31 December 2007, the income statement and the consolidated income statement, the statement of changes in equity and the consolidated statement of changes in equity and the cash flow statement and the consolidated cash flow statement for the year then ended, a summary of significant accounting policies and other explanatory notes, as set out on pages 157 to 269.

Directors' responsibility for the financial statements

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company and of the group as at 31 December 2007, and of their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

Deloitte & Touche

Deloitte & Touche
Registered Auditors

Per BW Smith
Partner

19 February 2008

Buildings 1 and 2, Deloitte Place
The Woodlands Office Park
Woodlands Drive
Sandton

National Executive: GG Gelink (Chief Executive), AE Swiegers (Chief Operating Officer), GM Pinnock (Audit), DL Kennedy (Tax), L Geeringh (Consulting), L Bam (Strategy), CR Beukman (Finance), TJ Brown (Clients and Markets), NT Mtoba (Chairman of the Board), J Rhynes (Deputy Chairman of the Board)
A full list of partners and directors is available on request

report of the directors

The directors have pleasure in presenting the annual financial statements of Exxaro Resources Limited (Exxaro) and the group for the year ended 31 December 2007.

Nature of business

Exxaro, incorporated in South Africa, is a mining group of companies focusing on extracting and processing a range of minerals and metals including coal, heavy minerals, base metals, and selected industrial minerals. Exxaro also holds a 20% interest in Sishen Iron Ore Company (Pty) Limited which extracts and processes iron ore.

Corporate governance

The board endorses the Code of Corporate Practice and Conduct as set out in the King II Report on Corporate Governance and has satisfied itself that Exxaro has complied throughout the period in all material aspects with the King II code. A detailed report appears on page 80.

Registration details

Exxaro is a listed company on the JSE Limited. The company registration number is 2000/011076/06. The registered office is Roger Dyason Road, Pretoria West, Republic of South Africa, 0183.

Activities and financial results

Detailed reports on the activities and performance of the group and the various divisions of the group are contained in the reports on pages 6 and 7 and pages 13 and 14 and in the business operations review on pages 48 to 61. These reports are unaudited.

Capital management

As a diversified mining company Exxaro is exposed to the cyclical price movements associated with its suite of commodities. The group's policy is therefore to ensure that the group maintains a robust capital structure with strong financial metrics which can withstand a significant downturn in commodity cycles. Growth opportunities, debt levels and dividend distributions to shareholders are considered against this backdrop.

The board of directors is ultimately responsible for monitoring debt levels, return on capital as well as compliance with contractually agreed loan covenants. For the year under review the following key metrics were achieved:

	2007	2006[1]
Net debt/equity ratio (%)	5	5
Net financing cost cover – EBITDA (times)	10	6
Return on capital employed (refer definitions on page 151)	24	22

The capital base consists of total shareholders' equity as disclosed, as well as interest bearing borrowings. As a new generation empowerment company with a 55,861% BEE shareholding, Exxaro is constrained from issuing equity, and its memorandum and articles accordingly incorporate various provisions limiting the issue of new shares or alterations of its share capital that could result in a loss of its empowerment status.

The group aims to cover its annual net funding requirements through longer-term loan facilities with maturities spread evenly over time.

Although the intention is to progress to distributing 50% of attributable earnings to shareholders, adequate provision is made for future commitments and working capital requirements in determining the level of interim and final dividends to shareholders.

The group may from time to time repurchase its own shares in the market depending on prevailing market prices. These share repurchases are primarily intended to settle the group's various employee share incentive schemes and decisions are made on a specific transaction basis by the executive committee. The group does not, however, have a defined share buy-back plan.

[1] *For comparable purposes 2006 metrics were calculated on the assumption that the empowerment transaction had been implemented with effect from 1 January 2005. The investment in Sishen Iron Ore Company (Pty) Limited has therefore been equity accounted from 1 January 2005 and Eyesizwe Coal (Pty) Limited consolidated from the same date.*

During the year under review the group complied with all its contractually agreed loan covenants.

There were no changes in the group's approach to capital management during the year.

Neither the company nor any of its subsidiaries are subject to externally imposed regulatory capital requirements.

Property, plant and equipment

Capital expenditure for the period amounted to R1 296 million (2006: R2 010 million).

Shareholders' resolutions

In terms of the resolution passed at the general meeting on 2 November 2006, Exxaro, on 13 April 2007, exercised its option to acquire 10 million shares from Anglo South Africa Capital (Pty) Limited at R45,99 per share and subsequently issued 10 million new Exxaro shares at R64 per share.

At the sixth annual general meeting of shareholders, held on 25 April 2007, the following resolutions were passed:

- renewal of the authority that the unissued shares be placed under the control of the directors;
- general authority to issue shares for cash;
- special resolution to authorise directors to repurchase company shares.

Exxaro and its subsidiaries have passed no other special or ordinary shareholders' resolutions of material interest or of substantive nature.

Share capital

The total number of shares in issue increased during the year to 352 907 400.

The increase can be summarised as follows:

	Date of issue	Number of shares
Opening balance		351 277 206
Repurchase of shares	13 April 2007	(10 000 000)
Issued in terms of repurchase agreement	13 April 2007	10 000 000
Issued in terms of the Kumba Management Share Option Scheme due to options exercised at prices ranging from R3,86 to R97,74	2 January 2007 to 20 December 2007	1 630 194
Closing balance		352 907 400

Shareholders

In addition to selling 10 million shares back to Exxaro in terms of a special resolution taken at the general meeting of shareholders held on 2 November 2006, Anglo South Africa Capital (Pty) Limited placed an additional nine million shares in the market to dilute the Anglo group's shareholding in Exxaro to 9,9%, simultaneously resulting in Exxaro's free float increasing to 34,2%.

An analysis of shareholders and shareholdings appears on page 90 of the annual report.

Dividend payments

Dividend number nine

Interim dividend number nine of 60 cents per share was declared in South African currency in respect of the period ended 30 June 2007. The dividend was paid on Monday, 10 September 2007 to shareholders recorded in the books of the company at the close of business on Friday, 7 September 2007. To comply with the requirements of STRATE the last day to trade cum dividend was Friday, 31 August 2007. The shares commenced trading ex dividend on Monday, 3 September 2007 and the record date was Friday, 7 September 2007.

Dividend number 10

Final dividend number 10 of 100 cents per share was declared in South African currency in respect of the period ended 31 December 2007. The dividend payment date is Monday, 17 March 2008 to shareholders recorded in the books of the company at the close of business on Friday, 14 March 2008. To comply with the requirements of STRATE the last day to trade cum dividend was Friday, 7 March 2008. The shares commenced trading ex dividend on Monday, 10 March 2008 and the record date was Friday, 14 March 2008

Investments and subsidiaries

The financial information in respect of investments and interests in subsidiaries of the company is disclosed in annexures 2 and 3 to the financial statements.

Subsequent events

The directors are not aware of any matter or circumstance that has arisen since the end of the financial period not dealt with in this report or in the group financial statements that would significantly affect the operations or the results of the group.

Namakwa Sands and Black Mountain/Gamsberg acquisition

Although Exxaro announced on 19 January 2007 that it had exercised the option to acquire the Namakwa Sands mineral sands operation and a 26% interest in a company to be formed to hold the Black Mountain lead-zinc mine and the Gamsberg zinc project, it has not yet acquired operational control as conversion and subsequent cession of mining rights is still outstanding.

Directorate and shareholdings

The names of the directors in office at the date of this report are set out on page 76.

During the period under review Mr M Msimang was appointed as non-executive director on 28 February 2007 and resigned on 28 May 2007 to pursue his career as Director-General at the Department of Home Affairs. Dr CJ Fauconnier retired as chief executive officer and director on 31 August 2007. Mr SA Nkosi was appointed as chief executive officer on 1 September 2007.

On 29 February 2008, Ms N Nyembezi-Heita resigned as non-executive director.

The directors below are required to retire by rotation in terms of article 16.1 of the articles of association and, being eligible, offer themselves for re-election at the forthcoming annual general meeting:

U Khumalo
Dr D Konar
RP Mohring
PKV Ncetezo

Company secretary

The company secretary is MS Viljoen. The company secretary's registered address is:

Roger Dyason Road
Pretoria West
0183
Republic of South Africa

PO Box 9229
Pretoria
0001
Republic of South Africa

Independent auditors

The auditors of the company, Deloitte & Touche, will continue in office in accordance with section 270(2) of the Companies Act, 1973, of South Africa.

Change in accounting policies

The accounting policies are consistent with those applied in the annual financial statements for the year ended 31 December 2006, except for the adoption of IFRS 7 Disclosure of Financial Instruments during the year. This is a disclosure standard which has no impact on the measurement or recognition of financial instruments and accordingly the adoption thereof has had no effect on the profit or equity for this period or previously reported periods.

directors' remuneration

This report on remuneration and related matters covers issues which are the concern of the board as a whole, in addition to those which were dealt with by the transformation, human resources, remuneration and nomination committee ("TREMCO").

Remuneration policy

TREMCO has a clearly defined mandate from the board aimed at:

- ensuring that the company's chairman, directors and senior executives are fairly rewarded for their individual contributions to the company's overall performance;
- ensuring that the company's remuneration strategies and packages, including the incentive schemes, are related to performance, are suitably competitive and give due regard to the interests of the shareholders and the financial and commercial health of the company.

Directors' service contracts

There are no restraints of trade associated with the contracts of executive directors. Non-executive directors are not bound by service contracts.

The service contract of Dr CJ Fauconnier terminated on 31 August 2007. Mr SA Nkosi assumed the office of chief executive officer on 1 September 2007.

The service contracts of messrs MJ Kilbride and DJ van Staden terminate on 31 August 2008, however, both will use their best endeavours to ensure that their retirement from Exxaro does not coincide within a period of six months from such date of termination.

directors' remuneration continued

for the year ended 31 December 2007

Summary of remuneration for the year ended 31 December 2007

Name	Basic salary R	Fees for services R	Performance bonuses[1] R	Benefits and allowances[2] R	Retirement fund contributions R
Executive directors					
Dr CJ Fauconnier[4]	2 784 242		4 248 157	324 313	
SA Nkosi	3 270 291		1 332 094	71 309	277 110
MJ Kilbride	2 375 206		2 939 037	314 740	271 960
DJ van Staden	2 441 726		2 939 037	303 820	271 960
	10 871 465		11 458 325	1 014 182	821 030
Less gains on share scheme					
Add share-based payment expense					
Total remuneration paid by Exxaro					
Non-executive directors					
PM Baum[5]		191 657			
JJ Geldenhuys		240 659		3 676	
U Khumalo		154 562			
Dr D Konar		253 481			
VZ Mntambo		176 201			
RP Mohring		183 414		5 737	
M Msimang[6 & 7]		23 852			
PKV Ncetezo		176 201		7 383	
NMC Nyembezi-Heita		197 840			
NL Sowazi		183 414			
D Zihlangu		179 292		9 233	
		1 960 573		26 029	

At 31 December 2007, Exxaro Resources Limited did not have a chairperson of the board. The chairman for board meetings is nominated from the ranks of the independent non-executive directors.

[1] *All incentive schemes are performance related and were approved by the board. The three-tier short-term incentive scheme applies to all employees throughout the group.*

[2] *Includes travel allowances.*

[3] *Includes interest accrued on gains held in trust until vested.*

[4] *Retired on 31 August 2007.*

[5] *Fees paid to the respective employer and not the individual.*

[6] *Appointed as non-executive director on 28 February 2007.*

[7] *Resigned as non-executive director on 28 May 2007.*

Retirement amounts paid or received by executive directors are paid or received under defined contribution retirement funds.

Medical fund contributions R	Gains on management share option scheme[3] R	Compensation on retirement from executive office R	Other R	Total R
10 856	216 691	4 248 157	2 043	11 834 459
17 564			5 524	4 973 892
16 284	130 678		1 916	6 049 821
16 284	114 490		4 918	6 092 235
60 988	461 859	4 248 157	14 401	28 950 407
				(461 859)
				958 837
				29 447 385
				191 657
				244 335
				154 562
				253 481
				176 201
				189 151
				23 852
				183 584
				197 840
				183 414
				188 525
				1 986 602

directors' remuneration continued

for the year ended 31 December 2007

Summary of remuneration for the year ended 31 December 2006

Name	Basic salary R	Fees for services R	Performance bonuses[1] R	Benefits and allowances[2] R	Retirement fund contributions R
Executive directors					
Dr CJ Fauconnier	3 207 532		8 309 065	537 422	
MJ Kilbride	1 833 508		4 451 315	933 911	218 058
CF Meintjes[6]	1 534 643		3 998 642	370 283	160 823
SA Nkosi[3]	236 122			4 790	19 422
DJ van Staden	1 890 538		4 476 453	297 958	218 032
	8 702 343		21 235 475	2 144 364	616 335
Less gains on share scheme					
Add share-based payment expense					
Total remuneration paid by Exxaro					
Non-executive directors					
PM Baum[4]		177 460			
BE Davison[8]		131 187			
TL de Beer[5]		85 868			
JJ Geldenhuys		246 154			
U Khumalo[7]					
Dr D Konar		234 705			
VZ Mntambo[7]					
RP Mohring[7]					
AJ Morgan[8] (Chairman)		293 858		6 787	
WA Nairn[4 & 8]		162 672			
PKV Ncetezo[7]					
SA Nkosi[3]		162 672			
NMC Nyembezi-Heita[7]					
CML Savage[8]		131 187			
Dr NS Segal[8]		173 166		11 281	
NL Sowazi[7]					
F Titi[8]		162 672			
D Zihlangu[7]					
PL Zim[4 & 8]		131 187			
		2 092 788		18 068	

[1] *Performance bonuses include the following:*
- *Board approved performance related incentive scheme applicable to all employees in the group;*
- *An incentive payment for developing and implementing an empowerment transaction as fully disclosed in the Kumba Circular to Shareholders and Exxaro revised listing particulars dated 9 October 2006;*
- *Unwinding of the 2005 long term incentive plan (LTIP); and*
- *Compensation for 2006 share appreciation rights and LTIP awards not awarded due to the postponement of the effective date of implementation of the empowerment transaction.*

[2] *Includes travel allowances.*
[3] *Appointed as executive director on 28 November 2006.*
[4] *Fees paid to their respective employers and not to them as individuals.*
[5] *Retired on 12 April 2006.*
[6] *Resigned as executive director on 28 November 2006.*
[7] *Appointed as non-executive director on 28 November 2006.*
[8] *Resigned as non-executive director on 28 November 2006.*

Retirement amounts paid or receivable by executive directors are paid or received under defined contribution retirement funds.

Medical fund contributions R	Gains on management share option scheme R	Gains on management cash settled option R	Compensation on retirement from executive office R	Other R	Total R
24 105	44 896 507	1 831 948		3 718	58 810 297
23 603	27 569 844	1 641 866		2 884	36 674 989
18 054	26 682 788	1 481 684		2 478	34 249 395
				299	260 633
34 672	25 672 966			2 883	32 593 502
100 434	124 822 105	4 955 498		12 262	162 588 816
					(129 777 603)
					3 635 848
					36 447 061
					177 460
					131 187
					85 868
					246 154
					234 705
					300 645
					162 672
					162 672
					131 187
					184 447
					162 672
					131 187
					2 110 856

directors' remuneration continued

for the year ended 31 December 2007

Directors' beneficial interest in Exxaro shares at 31 December 2007

Director	Direct	Indirect
SA Nkosi		7 607 567
MJ Kilbride	586	
DJ van Staden	565	
PM Baum		
JJ Geldenhuys		
U Khumalo		
Dr D Konar	168	
VZ Mntambo		5 248 077
RP Mohring		
PKV Ncetezo		724 564
NMC Nyembezi-Heita	1 000	
NL Sowazi		2 181 590
D Zihlangu		2 818 552

Directors' beneficial interest in Exxaro shares at 31 December 2006

Director	**Direct**	**Indirect**
Dr CJ Fauconnier	42 905	
MJ Kilbride	586	
CF Meintjes		
DJ van Staden	565	
SA Nkosi		6 747 301
PM Baum		
BE Davison		
TL de Beer		
JJ Geldenhuys		
U Khumalo		
Dr D Konar	168	
VZ Mntambo		4 654 623
RP Mohring		
AJ Morgan (Chairman)	20 000	
WA Nairn		
PKV Ncetezo		724 564
NMC Nyembezi-Heita		
CML Savage		
Dr NS Segal		
NL Sowazi		3 286 825
F Titi		
D Zihlangu		2 818 552
PL Zim		

There has been no change to the interest of directors in share capital since the year end.

On 31 December 2007 Mr SA Nkosi held 1,9% and Mr MZ Mntambo held 1,3% directly or indirectly in the share capital of the company.

No director held any non-beneficial interest in Exxaro shares at either 31 December 2007 or 2006.

directors' remuneration continued

for the year ended 31 December 2007

Directors' share options and restricted share awards

The following options and rights in shares in the company were outstanding in favour of directors of the company under the company's share option schemes:

Management share option scheme for the year ended December 2007

Name	Options held at 31 December 2007	Exercise price R	Exercisable period	Proceeds if exercisable at 31 December 2007 R	Pre-tax gain if exercisable at 31 December 2007[1] R
Executive directors					
DJ van Staden	12 440	12,90	16/3/2011	1 286 918	1 126 442
Total	12 440			1 286 918	1 126 442

[1]*Based on a share price of R103,45 which prevailed on 31 December 2007.*

Management share option scheme for the year ended December 2006

Name	Options held at 31 December 2006	Exercise price[1] R	Exercisable period	Proceeds if exercisable at 31 December 2006 R	Pre-tax gain if exercisable at 31 December 2006[2] R
Executive directors					
Dr CJ Fauconnier					
Total					
MJ Kilbride					
Total					

Options exercised during the year	Exercise price R	Sale price/ market price R	Pre-tax gain R	Date exercised R

Options exercised during the year[3]	Exercise price[4] R	Sale price/ market price R	Pre-tax gain R	Date exercised R
50 840	25,85	125,10	5 045 870	9/10/06
5 000	25,85	125,50	498 250	9/10/06
34 050	25,85	126,50	3 427 133	10/10/06
5 950	25,85	125,90	595 298	10/10/06
150 000	25,85	125,99	15 021 000	10/10/06
41 680	25,85	126,00	4 174 252	10/10/06
20 000	25,85	125,00	1 983 000	10/10/06
65 440	32,80	126,00	6 099 008	10/10/06
92 880	39,30	126,00	8 052 696	10/10/06
465 840			44 896 507	
25 000	16,54	125,20	2 716 500	9/10/06
10 840	16,54	125,25	1 178 416	9/10/06
151 320	25,85	125,25	15 041 208	9/10/06
40 710	32,80	125,25	3 763 640	9/10/06
30 220	39,30	125,25	2 597 409	9/10/06
15 430	39,30	150,00	1 708 101	20/10/06
5 100	39,30	150,00	564 570	23/10/06
278 620			27 569 844	

directors' remuneration continued

for the year ended 31 December 2007

Management share option scheme for the year ended December 2006 (continued)

Name	Options held at 31 December 2006	Exercise price[1] R	Exercisable period	Proceeds if exercisable at 31 December 2006 R	Pre-tax gain if exercisable at 31 December 2006[2] R
Executive directors					
CF Meintjes					
Total					
DJ van Staden					
	12 440	12,90	16/3/2011	696 640	536 164
Total	12 440			696 640	536 164

[1]*The exercise price of options not yet exercised on 31 December 2006 was re-priced by R2,20 per share, and further re-calculated by reference to the 21 day volume weighted average price split between Exxaro shares and Kumba Iron Ore shares of 32,81% and 67,19% respectively.*

[2]*Based on a share price of R56,00 which prevailed on 31 December 2006.*

[3]*Certain options were exercised prior to their vesting date and will remain in trust until such vesting date. Vesting dates vary up to the earliest date of service contract termination or 16 March 2011.*

[4]*Options awarded and not yet exercised on 8 September 2005 were re-priced by R2,20 per share subsequent to the special dividend declared to shareholders on 12 September 2005 from the post-tax option- and settlement proceeds of the Hope Downs project.*

Options exercised during the year[3]	Exercise price[4] R	Sale price/ market price R	Pre-tax gain R	Date exercised R
20 490	16,30	125,00	2 227 263	10/10/06
24 890	16,54	125,00	2 699 569	10/10/06
130 936	25,85	125,00	12 982 304	10/10/06
4 704	25,85	125,01	466 449	10/10/06
17 610	32,80	125,00	1 623 642	10/10/06
8 800	32,80	125,00	811 360	11/10/06
3 810	32,80	142,75	418 910	18/10/06
5 000	32,80	142,70	549 500	18/10/06
14 410	39,30	125,00	1 234 937	10/10/06
10 000	39,30	146,00	1 067 000	19/10/06
4 000	39,30	148,35	436 200	20/10/06
6 000	39,30	148,00	652 200	20/10/06
8 624	39,30	150,50	958 989	6/11/06
5 006	39,30	150,06	554 465	6/11/06
264 280			26 682 788	
8 601	16,54	126,50	945 766	10/10/06
5 000	16,54	126,15	548 050	10/10/06
14 209	16,54	126,00	1 555 317	10/10/06
9 270	16,54	149,00	1 227 904	20/10/06
42 140	25,85	126,00	4 220 321	10/10/06
360	25,85	126,10	36 090	10/10/06
10 100	25,85	125,90	1 010 505	10/10/06
19 900	25,85	125,60	1 985 025	10/10/06
14 706	25,85	125,20	1 461 041	10/10/06
1 000	25,85	125,11	99 260	10/10/06
2 664	25,85	125,10	264 402	10/10/06
50 480	25,85	125,00	5 005 092	10/10/06
1 136	32,80	125,10	104 853	10/10/06
1 000	32,80	125,05	92 250	10/10/06
24 584	32,80	125,00	2 266 645	10/10/06
6 010	32,80	150,50	707 377	6/11/06
2 900	32,80	150,25	340 605	6/11/06
14 910	39,30	125,00	1 277 787	10/10/06
9 950	39,30	146,00	1 061 665	19/10/06
12 430	39,30	157,00	1 463 011	13/11/06
251 350			25 672 966	

directors' remuneration continued

for the year ended 31 December 2007

Management cash-settled options for the year ended December 2007

The cash-settled options represent phantom option awards made to executive directors and a number of senior managers as compensation for not being eligible to receive share option grants due to their involvement in the empowerment transaction.

The phantom option awards also have a grant price, vesting periods and lapse periods as other share option awards but are classified as cash-settled since shares will not be issued when exercised.

Name	Options held at 31 December 2007	Exercise price R	Exercisable period	Proceeds if exercisable at 31 December 2007 R	Pre-tax gain/ (loss) if exercisable at 31 December 2007[1] R
Executive directors					
DJ van Staden	17 550	19,62	22/4/2012	1 815 548	1 471 217

[1]*Based on a share price of R103,45 which prevailed on 31 December 2007*

Management cash-settled options for the year ended December 2006

Name	Options held at 31 December 2006	Exercise price[1] R	Exercisable period	Proceeds if exercisable at 31 December 2006 R	Pre-tax gain/ (loss) if exercisable at 31 December 2006[2] R
Executive directors					
Dr CJ Fauconnier					
MJ Kilbride					
CF Meintjes					
DJ van Staden	17 550	19,62	22/4/2012	982 800	638 469
SA Nkosi					

[1]*The exercise price of options not yet exercised on 31 December 2006 re-calculated by reference to the 21 day volume weighted average price split between Exxaro shares and Kumba Iron Ore shares of 32,81% and 67,19% respectively.*

[2]*Based on a share price of R56,00 which prevailed on 31 December 2006.*

Management share appreciation right scheme[1] for the year ended December 2007

Name	Options held at 31 December 2007	Exercise price R	Exercisable period	Proceeds if exercisable at 31 December 2007 R	Pre-tax gain/ (loss) if exercisable at 31 December 2007[2] R
Executive directors					
SA Nkosi	38 680	60,60	1/3/2014	4 001 446	1 657 438

Management share scheme – long term incentive plan[1] for the year ended December 2007

Name	Options held at 31 December 2007	Exercise price R	Exercisable period	Proceeds if exercisable at 31 December 2007 R	Pre-tax gain/ (loss) if exercisable at 31 December 2007[2] R
Executive directors					
SA Nkosi	38 682		31/12/2009	4 001 653	4 001 653

Management share scheme – deferred bonus plan[1] for the year ended December 2007

Name	Options held at 31 December 2007	Exercise price R	Exercisable period	Proceeds if exercisable at 31 December 2007 R	Pre-tax gain/ (loss) if exercisable at 31 December 2007[2] R
Executive directors					
SA Nkosi	361	86,45	31/12/2009	37 345	6 137

[1]*Schemes initiated 1 January 2007.*

[2]*Based on a share price of R103,45 which prevailed on 31 December 2007.*

Options exercised during the year	Exercise price R	Sale price/ market price R	Pre-tax gain R	Date exercised

Options exercised during the year	Exercise price R	Sale price market price R	Pre-tax gain R	Date exercised
28 020	59,80	125,18	1 831 948	9/10/2006
18 450	59,80	148,79	1 641 866	20/10/2006
16 650	59,80	148,79	1 481 684	20/10/2006

Options exercised during the year	Exercise price R	Sale price/ market price R	Pre-tax gain R	Date exercised

Options exercised during the year	Exercise price R	Sale price/ market price R	Pre-tax gain R	Date exercised

Options exercised during the year	Exercise price R	Sale price/ market price R	Pre-tax gain R	Date exercised

income statements

for the year ended 31 December 2007

	Notes	GROUP 2007 Rm	GROUP 2006 Rm	COMPANY 2007 Rm	COMPANY 2006 Rm
CONTINUING OPERATIONS					
Revenue	2	**10 157**	7 263	**636**	706
Operating expenses	3	**(8 713)**	(7 627)	**(697)**	(1 655)
Fair value adjustment on unbundling of subsidiary			17 963		18 329
NET OPERATING PROFIT/(LOSS)		**1 444**	17 599	**(61)**	17 380
Interest income	4	**96**	5	**10**	36
Interest expense	4	**(311)**	(312)	**(94)**	(145)
Income from investments	5	**2**		**610**	4 566
Income from equity accounted investments	15	**728**	159		
PROFIT BEFORE TAXATION		**1 959**	17 451	**465**	21 837
Taxation	7	**(512)**	(578)	**(42)**	(369)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		**1 447**	16 873	**423**	21 468
PROFIT FOR THE YEAR FROM DISCONTINUED OPERATIONS	8		2 323		
PROFIT FOR THE YEAR		**1 447**	19 196	**423**	21 468
Attributable to:					
Equity holders of the parent		**1 427**	19 169	**423**	21 468
Minority interest		**20**	27		
		1 447	19 196	**423**	21 468
ATTRIBUTABLE EARNINGS PER SHARE (CENTS)					
– basic		**418**	6 124		
– diluted		**402**	6 028		
ATTRIBUTABLE EARNINGS PER SHARE FROM CONTINUING OPERATIONS (CENTS)	9				
– basic		**418**	5 382		
– diluted		**402**	5 297		
ATTRIBUTABLE EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS (CENTS)	9				
– basic			742		
– diluted			731		
Dividend paid per share (cents) in respect of the previous financial period			160		
Dividend paid per share (cents) in respect of the interim period		**60**	180		
Special dividend paid per share (cents) on unbundling			185		
Final dividend paid per share (cents) in respect of the financial year		**100**			

balance sheets

at 31 December 2007

	Notes	GROUP 2007 Rm	GROUP 2006 Rm	COMPANY 2007 Rm	COMPANY 2006 Rm
ASSETS					
Non-current assets					
Property, plant and equipment	12	8 235	7 583	133	109
Biological assets	13	30	26		
Intangible assets	14	76	69		
Investments in associates and joint ventures	15	757	384		
Investments in subsidiaries	16			1 964	1 918
Deferred taxation	24	732	748	97	76
Financial assets	17	1 031	693	10	42
Total non-current assets		10 861	9 503	2 204	2 145
Current assets					
Inventories	18	1 531	1 391		
Trade and other receivables	19	1 931	1 663	4 583	5 059
Cash and cash equivalents		850	906	306	290
Total current assets		4 312	3 960	4 889	5 349
Non-current assets classified as held for sale	20	2	2		
TOTAL ASSETS		15 175	13 465	7 093	7 494
EQUITY AND LIABILITIES					
Capital and reserves					
Share capital	21	2 067	5 139	2 244	5 316
Non-distributable reserves		1 502	1 205	883	783
Retained earnings/(loss)		6 235	1 798	3 118	(280)
Equity attributable to equity holders of the parent		9 804	8 142	6 245	5 819
Minority interest		19	27		
Total equity		9 823	8 169	6 245	5 819
Non-current liabilities					
Interest-bearing borrowings	22	1 259	1 214	450	405
Non-current provisions	23	1 329	931	24	21
Deferred taxation	24	1 077	1 116		
Total non-current liabilities		3 665	3 261	474	426
Current liabilities					
Trade and other payables	25	1 449	1 321	327	646
Interest-bearing borrowings	22	74	613	55	619
Taxation		137	67	(8)	(16)
Current provisions	23	27	30		
Shareholders for dividend			4		
Total current liabilities		1 687	2 035	374	1 249
TOTAL EQUITY AND LIABILITIES		15 175	13 465	7 093	7 494
NET DEBT		483	921	199	734

cash flow statements

for the year ended 31 December 2007

	Notes	GROUP 2007 Rm	GROUP 2006 Rm	COMPANY 2007 Rm	COMPANY 2006 Rm
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash generated by/(utilised in) operations	26.1	**2 308**	5 068	**(90)**	(189)
Net financing costs	26.2	**(116)**	(278)	**(83)**	(108)
Normal taxation paid	26.3	**(462)**	(1 927)	**(55)**	(411)
Dividends paid	26.4	**(223)**	(3 396)	**(211)**	(3 391)
		1 507	(533)	**(439)**	(4 099)
CASH FLOWS FROM INVESTING ACTIVITIES					
Investments to maintain operations	26.5	**(569)**	(689)	**(34)**	(60)
Investments to expand operations	26.6	**(727)**	(1 321)		
Investment in intangible assets		**(1)**			
Proceeds from disposal of property, plant and equipment		**50**	170		6
Proceeds from disposal of associate			48		12
Investment in other non-current assets	26.7	**(249)**	(347)	**33**	10
Acquisition of subsidiary	27	**(8)**	(1 545)		
Proceeds from disposal of investments			26		3
Income from equity accounted investments	26.8	**377**			
Income from investments	5	**2**		**610**	4 566
Foreign currency translations	26.9	**6**	300	**5**	2
		(1 119)	(3 358)	**614**	4 539
NET CASH INFLOW/(OUTFLOW)		**388**	(3 891)	**175**	440
CASH FLOWS FROM FINANCING ACTIVITIES					
Non-current interest-bearing borrowings raised		**437**	4 196	**300**	434
Non-current interest-bearing borrowings repaid		**(465)**	(2 388)	**(10)**	(3 777)
Current interest-bearing borrowings (repaid)/raised		**(539)**	(290)	**(563)**	315
Proceeds from issuance of share capital		**114**	2 199	**114**	2 372
		(453)	3 717	**(159)**	(656)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**(65)**	(174)	**16**	(216)
Cash and cash equivalents at beginning of year		**906**	1 483	**290**	506
Less cash and cash equivalents of unbundled subsidiaries			(403)		
Special purpose entities consolidated		**9**			
CASH AND CASH EQUIVALENTS AT END OF YEAR		**850**	906	**306**	290

	Notes	GROUP 2007 Rm	GROUP 2006 Rm	COMPANY 2007 Rm	COMPANY 2006 Rm
CALCULATION OF MOVEMENT IN NET DEBT:					
Net cash inflow/(outflow) as above		**388**	(3 891)		
Add:					
– shares issued		**114**	2 199		
– share-based payments			(54)		
– increase in net debt on acquisition of subsidiary		**(25)**	(120)		
– special purpose entities consolidated		**9**			
– non-cash flow movements in net debt applicable to currency translation differences of transactions denominated in foreign currency		**59**	16		
– non-cash flow movements in net debt applicable to currency translation differences of net debt items of foreign entities	26.9	**(107)**	(195)		
– net debt of unbundled subsidiaries			2 762		
DECREASE IN NET DEBT		**438**	717		

group statement of changes in equity

for the year ended 31 December 2007

			Non-distributable reserves
	Share capital Rm	Share premium Rm	Foreign currency translation Rm
OPENING BALANCE AT 31 DECEMBER 2005	3	2 937	(29)
Net gains/(losses) not recognised in income statement[1]			433
Currency translation differences			438
Share of reserve movements of associates			6
Share-based payments movement			
Financial instruments fair value movements recognised in equity[3]			
– recognised in current year profit or loss			
– recognised in equity			
Deferred taxation			(11)
Net profit[1]			
Dividends paid[2]			
Share repurchase[2]			
Dividend in specie – fair value			(25)
Dividend in specie – fair value adjustment			
Dividend in specie – net asset value			(25)
Issue of share capital	1	2 371	
Issue of share capital to share trusts		(173)	
BALANCE AT 31 DECEMBER 2006	4	5 135	379
Net gains/(losses) not recognised in income statement[1]			148
Currency translation differences			179
Share of reserve movements of associates			(13)
Share-based payments movement			
Financial instruments fair value movements recognised in equity[3]			
– recognised in current year profit or loss			
– recognised in equity			
– fair value adjustment			
Deferred taxation			(18)
Net profit[1]			
Dividends paid[2]			
Issue of share capital[4]		23	
Share placement[5]		91	
– issue		640	
– repurchase		(460)	
– expenses		(89)	
Transfer to retained income			
Minority share-buy out			
Special purpose entities now consolidated			
Prior year dividend in specie reclassification		(3 186)	
BALANCE AT 31 DECEMBER 2007	4	2 063	527

[1]*Total recognised gains and losses R1 749 million (2006: R20 347 million).*

[2]*The STC on these dividends amount to Rnil million after taking into account STC credits (2006: R424 million).*

[3]*Gains or losses through hedging reserve.*

[4]*Issued to the Kumba Resources Management Share Trust due to options exercised.*

[5]*Repurchase of 10 million shares from Anglo South Africa (Pty) Limited on 13 April 2007 at R45,99 per share and the subsequent re-issue of 10 million new Exxaro shares at R64 per share. STC on the share repurchase of R57,5 million is included in net profit.*

Non-distributable reserves						
Financial instruments revaluation Rm	Equity-settled reserve Rm	Insurance reserve Rm	Retained income Rm	Attributable to equity holders of the parent Rm	Minority interest Rm	Total equity Rm
(5)	88		4 325	7 319	9	7 328
31	714			1 178		1 178
1				439		439
(1)	3			8		8
	711			711		711
8				8		8
33				33		33
(10)				(21)		(21)
			19 169	19 169	27	19 196
			(1 628)	(1 628)	(9)	(1 637)
			(1 763)	(1 763)		(1 763)
(2)			(18 305)	(18 332)		(18 332)
			(17 966)	(17 966)		(17 966)
(2)			(339)	(366)		(366)
				2 372		2 372
				(173)		(173)
24	802		1 798	8 142	27	8 169
(17)	182		9	322	(4)	318
(3)				176		176
1	49		9	46		46
	133			133		133
(36)				(36)	(4)	(40)
1				1		1
20				2		2
			1 427	1 427	20	1 447
			(208)	(208)	(11)	(219)
				23		23
				91		91
				640		640
				(460)		(460)
				(89)		(89)
	(16)		16			
					(13)	(13)
			7	7		7
			3 186			
7	968		6 235	9 804	19	9 823

Foreign currency translation reserve
The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign entities that are not integral to the operations of the group.

Financial instruments revaluation reserve
The financial instruments revaluation reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred.

Equity-settled reserve
The equity-settled reserve represents the fair value of services received and settled by equity instruments granted.

Insurance reserve
The insurance reserve represents the unrealised portion of commission receivable from re-insurers.

company statement of changes in equity

for the year ended 31 December 2007

			Non-distributable reserves					
	Share capital	Share premium	Foreign currency translation	Financial instruments revaluation	Equity-settled reserve	Insurance reserve	Retained income	Total equity
AT 31 DECEMBER 2005	3	2 941			72		(25)	2 991
Net gains not recognised in income statement[1]					711			711
Share-based payment movement					711			711
Net profit[1]							21 468	21 468
Share repurchase[2]							(1 763)	(1 763)
Dividends paid[2]							(1 628)	(1 628)
Dividend in specie – fair value							(18 332)	(18 332)
Dividend in specie – fair value adjustment							(18 329)	(18 329)
Dividend in specie – net carrying amount							(3)	(3)
Issue of share capital	1	2 371						2 372
BALANCE AT 31 DECEMBER 2006	4	5 312			783		(280)	5 819
Net gains not recognised in income statement[1]					100			100
Share-based payment movement					100			100
Net profit[1]							423	423
Cash dividends paid[2]							(211)	(211)
Issue of share capital[3]		23						23
Share placement[4]		91						91
– issue		640						640
– repurchase		(460)						(460)
– expenses		(89)						(89)
Prior year dividend in specie reclassification		(3 186)					3 186	
BALANCE AT 31 DECEMBER 2007	4	2 240			883		3 118	6 245

[1]*Total recognised gains and losses R523 million (2006: R22 179 million).*

[2]*The STC on these dividends amount to Rnil million after taking into account STC credits (2006: R424 million).*

[3]*Issued to the Kumba Resources Management Share Trust due to options exercised.*

[4]*Repurchase of 10 million shares from Anglo South Africa (Pty) Limited on 13 April 2007 at R45,99 per share and the subsequent re-issue of 10 million new Exxaro shares at R64 per share. STC on the share repurchase of R57,5 million is included in net profit.*

notes to the annual financial statements

for the year ended 31 December 2007

1. ACCOUNTING POLICIES

Principal accounting policies

The principal accounting policies of the group and the disclosures made in the annual financial statements comply with International Financial Reporting Standards effective for the group's financial year.

The financial statements are prepared on the historical cost basis modified by the restatement of financial instruments and biological assets to fair value.

Where comparative financial information is reported, the accounting policies have been applied consistently for all periods.

Adoption of new and revised standards

The following standards and interpretations have been applied, where relevant, to the financial statements for the period ended 31 December 2007:

- IFRIC 7 *Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies*, effective for annual periods beginning on or after 1 March 2006.
- IFRIC 8 *Scope of IFRS 2*, effective for annual periods beginning on or after 1 May 2006.
- IFRIC 9 *Reassessment of Embedded Derivatives*, effective for annual periods beginning on or after 1 June 2006.
- IFRIC 10 *Interim Financial Reporting and Impairment*, effective for annual periods beginning on or after 1 November 2006.
- IFRS 7 *Financial Instruments: Disclosure*, effective for annual periods beginning on or after 1 January 2007.
- Circular 08/07 *Headline Earnings*, effective for annual periods ending on or after 31 August 2007.

At the date of authorisation of these financial statements, the following standards and interpretations were in issue but not yet effective:

- IFRIC 11 *IFRS 2: Group and Treasury Share transactions*, effective for annual periods beginning on or after 1 March 2007.
- IFRIC 12 *Service Concession Arrangements*, effective for annual periods beginning on or after 1 January 2008.
- IFRIC 13 *Customer Loyalty Programmes*, effective for annual period beginning on or after 1 July 2008.
- IFRIC 14 *IAS 10 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction*, effective for annual periods beginning on or after 1 January 2008.
- IFRS 8 *Operating Segments*, effective for annual periods beginning on or after 1 January 2009.
- Revised IAS 1 *Presentation of Financial Statements*, effective for annual periods beginning on or after 1 January 2009.
- Revised IFRS 2 *Share-based Payment*, effective for annual periods beginning on or after 1 January 2009.
- Revised IAS 23 *Borrowing Costs*, effective for annual periods beginning on or after 1 January 2009.
- Revised IAS 27 *Consolidated and Separate Financial Statements*, effective for annual periods beginning on or after 1 July 2009.
- Revised IFRS 3 *Business Combinations*, effective for annual periods beginning on or after 1 July 2009.

The directors believe that none of these new or revised standards and interpretations will have an effect other than enhanced disclosure.

Basis of consolidation

The group annual financial statements present the consolidated financial position and changes therein, operating results and cash flow information of the company and its subsidiaries. Subsidiaries are those entities in which the group has an interest of more than half of the voting rights or the power to exercise control so as to obtain benefits from their activities.

The results of subsidiaries are included for the duration of the period in which the group exercises control over the subsidiary. All intercompany transactions and resultant profits and losses between group companies are eliminated on consolidation. Where necessary, accounting policies for subsidiaries are changed to ensure consistency with the policies adopted by the group. If it is not practical to change the policies, the appropriate adjustments are made on consolidation to ensure consistency within the group.

The results of special purpose entities that, in substance, are controlled by the group, are consolidated.

The company carries its investments in subsidiaries at cost less accumulated impairment losses.

1. ACCOUNTING POLICIES (continued)

Goodwill

Goodwill is reflected at cost less accumulated impairment losses, if any. It represents the excess of the cost of a business combination over the fair value of the group's share of the identifiable net assets and contingent liabilities of that entity at the date of acquisition. Goodwill is assessed for impairment on an annual basis.

The gain or loss on disposal of an entity includes the balance of goodwill relating to the entity.

Negative goodwill arising on a business combination represents the excess of the fair value of the net identifiable assets and contingent liabilities of the entity acquired over the cost of acquisition, and is recognised immediately in profit or loss.

Investments in associates and joint ventures

The company carries its investments in associates and joint ventures at cost less accumulated impairment losses.

An associate is an entity over which the group has the ability to exercise significant influence, but which it does not control.

A joint venture is an entity jointly controlled by the group and one or more other venturers in terms of a contractual arrangement requiring unanimous consent for strategic financial and operating decisions. It may involve a corporation, partnership or other entity in which the group has an interest.

Investments in associates are accounted for in the group financial statements using the equity method for the duration of the period in which the group has the ability to exercise significant influence. Equity accounted income represents the group's proportionate share of profits of these entities and the share of taxation thereon. The retained earnings of an associate, net of any dividends, are classified as distributable reserves.

Where the group's share of losses of an associate exceeds the carrying amount of the associate, the investment in the associate is carried at nil value. Additional losses are only recognised to the extent that the group has incurred further funding obligations or provided guarantees or surities in respect of the associate.

Investments in joint ventures are accounted for in the group financial statements using the proportionate consolidation method.

Where necessary, the results of associates and joint ventures are restated to ensure consistency with group policies. Unrealised profits and losses are eliminated.

The group's interest in associates is carried in the balance sheet at an amount that reflects its share of the net assets and the unimpaired portion of goodwill on acquisition. Goodwill on the acquisition of associates and joint ventures is treated in accordance with the group's accounting policy for goodwill.

Property, plant and equipment

Land and extensions under construction are stated at cost and are not depreciated. Buildings, including certain non-mining residential buildings and all other items of property, plant and equipment are reflected at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is charged on a systematic basis over the estimated useful lives of the assets after taking into account the estimated residual value of the assets. Useful life is either the period of time over which the asset is expected to be used or the number of production or similar units expected to be obtained from the use of the asset.

Moulds and refractory furnace relines are depreciated based on the usage thereof.

Items of property, plant and equipment are capitalised in components where components have a different useful life to the main item of property, plant and equipment to which the component can be logically assigned.

The estimated useful life of assets and their residual values, are re-assessed periodically with any changes in such accounting estimates being adjusted in the financial year of re-assessment and applied prospectively.

The estimated useful lives of items of property, plant and equipment are:

2007	Coal	Mineral sands	Base metals
Buildings and infrastructure (including residential buildings)	2 – 25 years	3 – 40 years	8 years – indefinite
Mineral properties	2 – 25 years	3 – 25 years	
Fixed plant and equipment	2 – 25 years	2,5 – 25 years	2 – 50 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	16 000 – 40 000 hours or 2 – 16 years	2,5 – 20 years	2 – 15 years
Loose tools and computer equipment	2 – 5 years	2,5 – 10 years	2 – 8 years
Development costs	8 – 20 years	4 – 10 years	
Refractory relines		4 – 6 years	
Site preparation, mining development and exploration	2 – 25 years	3 – 25 years	

	Industrial minerals	Other
Buildings and infrastructure (including residential buildings)	10 – 25 years	20 – 25 years
Mineral properties		
Fixed plant and equipment	5 – 25 years	5 – 10 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	5 – 15 years	5 years
Loose tools and computer equipment	5 years	5 years
Site preparation, mining development and exploration	20 years	5 years

2006	Iron ore[1]	Coal	Mineral sands
Buildings and infrastructure (including residential buildings)	5 – 25 years	2 – 25 years	4 – 40 years
Mineral properties	10 – 25 years	2 – 25 years	10 – 25 years
Fixed plant and equipment	4 – 25 years	2 – 25 years	2,5 – 25 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	2 – 25 years	16 000 – 40 000 hours or 2 – 17 years	2,5 – 20 years
Loose tools and computer equipment	5 years	2 – 10 years	2,5 – 10 years
Development costs	5 – 6 years	8 – 20 years	4 – 10 years
Refractory relines			4 – 6 years
Site preparation, mining development and exploration	5 – 25 years	2 – 25 years	3 – 25 years

	Base metals	Industrial minerals	Other
Buildings and infrastructure (including residential buildings)	7 years – indefinite	10 – 25 years	20 – 25 years
Mineral properties			
Fixed plant and equipment	5 – 25 years	5 – 25 years	5 – 10 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	2 – 20 years	5 – 15 years	5 years
Loose tools and computer equipment	2 – 8 years	5 years	5 years
Site preparation, mining development and exploration	7 – 25 years	20 years	5 years

[1] *Estimated useful life as applied up to 31 October 2006 before the unbundling of the iron ore business as part of the empowerment transaction.*

1. **ACCOUNTING POLICIES** (continued)

Maintenance and repairs which neither materially add to the value of assets nor appreciably prolong their useful lives are taken to profit or loss.

Direct attributable expenses relating to mining and other major capital projects, site preparations and exploration are capitalised until the asset is brought to a working condition for its intended use. These costs include dismantling and site restoration costs to the extent that these are recognised as a provision.

Financing costs directly associated with the construction or acquisition of qualifying assets are capitalised at interest rates relating to loans specifically raised for that purpose, or at the average borrowing rate where the general pool of group borrowings was utilised. Capitalisation of borrowing costs ceases when the asset is substantially complete.

Directly attributable costs associated with the acquisition, development and installation of certain software are capitalised. Such assets are depreciated using the amortisation methods and periods applicable to computer equipment.

Gains and losses on the disposal of property, plant and equipment are taken to profit or loss.

Leased assets

Leases involving plant and equipment whereby the lessor provides finance to the group with the asset as security and where the group assumes substantially all the benefits and risks of ownership, are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease and depreciated over the useful life of the asset. The capital element of future obligations under the leases is included as a liability in the balance sheet. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance charge is charged against income over the lease period using the effective interest rate method.

For a sale and leaseback transaction that results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and recognised on the straight-line basis over the period of the lease.

Leases of assets to the group under which all the risks and benefits of ownership are effectively retained by the lessor, are classified as operating leases. Payments made under operating leases are charged against income on the straight-line basis over the period of the lease.

Arrangements that contain the right to use an asset are evaluated for recognition, classification as a finance- or operating lease, measured, and accounted for accordingly.

Biological assets

Biological assets are measured on initial recognition and at each balance sheet date at their fair value less estimated point-of-sale costs and any change in value is included in the net profit or loss for the period in which it arises.

Plantations are measured at their fair value less estimated point-of-sale costs. The fair value of the plantations is determined by an independent appraiser, based on the Faustman Formula as applied within the forestry industry.

Livestock are measured at fair value less estimated point-of-sale costs, fair value being determined by the age and size of the animals and the market price. Market price is determined on the basis that the animal is sold to be slaughtered. Livestock held for sale is classified as consumable biological assets (inventories).

Game is measured at fair value less estimated point-of-sale costs, fair value being determined as the market price.

Market price is determined with reference to the most recent live auction selling prices. Game held for sale is classified as consumable biological assets (inventories).

Intangible assets
An intangible asset is recognised at cost if it is probable that future economic benefits will flow to the enterprise and the cost can be reliably measured. Amortisation is charged on a systematic basis over the estimated useful lives of the intangible assets.

Subsequent expenditure on capitalised intangible assets is capitalised only if it increases the future benefits embodied in the specific asset to which it relates.

Intangible assets with finite useful lives are amortised on the straight-line basis over their estimated useful lives. The amortisation methods and estimated remaining useful lives are reviewed at least annually. The estimated maximum useful lives of intangible assets in respect of patents, licences and franchises are 25 years.

The carrying amounts are reviewed at each balance sheet date to determine whether there is any indication of impairment.

Research, development and exploration costs
Research, development and exploration costs are charged against income until they result in projects that are evaluated as being technically or commercially feasible, the group has sufficient resources to complete development and can demonstrate how the asset will generate future economic benefits, in which event these costs are capitalised and amortised on the straight-line basis over the estimated useful life of the project or asset. The carrying amounts are reviewed at each balance sheet date to determine whether there is any indication of impairment.

Impairment of assets
The carrying amounts of assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of the net selling price and the value in use.

In assessing value in use, the expected future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount exceeds the recoverable amount.

For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years. For goodwill a recognised impairment loss is not reversed.

Financial instruments
Recognition
A financial instrument is recognised when the group becomes a party to a contract which entitles it to receive contractually agreed cash flows on the instrument. All acquisitions of financial assets that require delivery within the time frame established by regulation or market convention (regular-way purchases) are recognised at trade date, which is the date on which the group commits to acquire the asset.

Derecognition
The group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred. Any interest in financial assets transferred that is created or retained by the group is recognised as a separate asset or liability.

1. **ACCOUNTING POLICIES** (continued)

Derecognition (continued)

The group may enter into transactions whereby it transfers assets recognised on its balance sheet, but retains either all risks and rewards of the transferred assets or a portion of them. If all or substantially all risks and rewards are retained, then the transferred assets are not derecognised from the balance sheet.

The rights and obligations retained in the transfer of financial instruments are recognised separately as assets and liabilities as appropriate. In transfers where control over the asset is retained, the group continues to recognise the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt instruments, trade and other payables, cash and cash equivalents, loans and borrowings and trade and other receivables.

Non-derivative financial instruments are recognised initially at fair value plus, in the case where financial instruments are not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand form an integral part of the group's cash management system and are included as a component of cash and cash equivalents for purposes of the cash flow statements. Cash and cash equivalents are measured at amortised cost.

Financial instruments at fair value through profit or loss

The group has designated financial assets and liabilities at fair value through profit or loss when either:
- the assets or liabilities are managed, evaluated and reported internally on a fair value basis;
- the designation eliminates or significantly reduces an accounting mismatch which would otherwise arise; or
- the assets or liabilities contain an embedded derivative that significantly modifies the cash flows that would otherwise be required under the contract and has to be separately disclosed and fair-valued through profit or loss.

All of the group's financial instruments designated as at fair-value through profit or loss were designated as such as it is believed that the designation significantly reduces an accounting mismatch which would otherwise arise.

Subsequent to initial recognition, financial instruments designated or classified as at fair-value through profit or loss are measured at fair value with changes in fair value recognised in profit or loss.

Available-for-sale financial assets

The group has designated certain assets as available-for-sale financial assets. In other circumstances available-for-sale financial assets are classified as such because they do not fall within the classification of loans and receivables, held to maturity investments or financial assets at fair value through profit or loss. Gains or losses on available-for-sale financial assets are recognised directly in equity, except for impairment losses and foreign exchange gains and losses on monetary items. When the financial asset is derecognised, the cumulative gain or loss previously recognised in equity is recognised in profit or loss.

Financial instruments not at fair value through profit or loss, and not available-for-sale

- Receivables

  Long-term receivables and trade and other receivables are measured at amortised cost using the effective interest rate method. Effective interest rate method is a method of calculating the amortised cost of a financial asset or liability (or group of financial assets or financial liabilities) and allocating the interest income or interest expense over the relevant period. Amortised cost is the amount at which the long-term receivables and trade and other receivables are measured at initial recognition, minus principal repayments, plus or minus the cumulative amortisation using the effective interest rate method of any difference between the initial amount recognised and the maturity amount, minus any reduction for impairment or uncollectibility.

- Loans and borrowings
  Loans and borrowings are measured at amortised cost using the effective interest rate method.

- Payables
  Trade and other payables are reported at amortised cost, namely original debt less principal repayments and any amortisation using the effective interest rate method.

- Investment in equity instruments
  The fair value of investments is based on quoted bid prices for listed securities or valuations derived from discounted cash flow models for unlisted securities. Equity instruments for which fair values cannot be measured reliably are recognised at cost less impairment. When equity instruments classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the profit or loss statement as gains and losses from investment securities.

- Held-to-maturity investments
  Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity. These investments are included in non-current assets, except for maturities within 12 months from the balance sheet date, which are classified as current assets.

  Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

Derivative financial instruments
The group holds derivative financial instruments to hedge its foreign currency, interest rate and price risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivative instruments are recognised initially at fair value; attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, derivative instruments are measured at fair value, and changes in fair value accounted for as described below.

Fair value hedges
When a derivative is designated as a hedge of the change in fair value of a recognised asset or liability or a firm commitment, changes in the fair value of the derivative are recognised immediately in profit or loss together with changes in the fair value of the hedged item that are attributable to the hedged risk.

If the derivative expires or is sold, terminated, or exercised, or no longer meets the criteria for fair value hedge accounting, or the designation is revoked, hedge accounting is discontinued. Any adjustment up to that point, to a hedged item for which the effective interest rate method is used, is amortised to profit or loss as part of the re-calculated effective interest rate of the item over its remaining life.

Cash flow hedges
When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative are recognised directly in equity. The amount recognised in equity is removed and included in profit or loss in the same period as the hedged item's cash flows affect profit or loss under the same income statement line item as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss.

If the derivative expires or is sold, terminated, or exercised, or no longer meets the criteria for cash flow hedge accounting, or the designation is revoked, then hedge accounting is discontinued and the amount recognised in equity remains in equity until the forecast transaction affects profit or loss. If the forecast transaction is no longer expected to occur, then hedge accounting is discontinued and the balance in equity is recognised immediately in profit or loss.

1. **ACCOUNTING POLICIES** (continued)

Economic hedges

Hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognised in profit or loss as part of foreign currency gains and losses.

- Net investments in foreign operation hedges

When a derivative, or a non-derivative financial liability, is designated as a hedge of a net investment in a foreign operation instrument, the effective portion of changes in the fair value of the hedging instrument is recognised directly in equity, in the foreign currency translation reserve. Any ineffective portion of changes in the fair value of the derivative instrument is recognised immediately in profit or loss. The amount recognised in equity is removed and included in profit or loss on disposal of the foreign operation.

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognised immediately in profit or loss.

Impairment of financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment allowance is raised when there is an indication of impairment and a write-off is only effected when the debtor is deemed to be fully impaired and not recoverable.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

Offset

Financial assets and liabilities are set off and the net amount presented in the balance sheet when, and only when, the group has a legal right to set off the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Determining fair values

The determination of fair values of financial assets and financial liabilities is based on quoted market prices or dealer price quotations for financial instruments traded in active markets. For all other financial instruments fair value is determined by using generally accepted valuation techniques. Valuation techniques include net present value techniques, the discounted cash flow method, comparison to similar instruments for which market observable prices exist, and valuation models. The group uses widely recognised valuation models for determining the fair value of common and more simple financial instruments like interest rate and currency swaps. For these financial instruments, inputs into models are available on the market.

The fair value of long and medium-term borrowings is calculated using quoted market prices, or where such prices are not available, discounted cash flow analyses using the applicable yield curve for the duration of the borrowing are used. The fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets, is determined with reference to quoted market prices. The fair value of other financial assets and financial liabilities (excluding derivative instruments) is determined in accordance with generally accepted pricing models based on discounted cash flow analyses using prices from widely available current market transactions. The fair value of derivative instruments is calculated using quoted prices. Where such prices are not available use is made of discounted cash flow analysis for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives.

Financial guarantee contracts

Financial guarantees are contracts that require the group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Financial guarantee liabilities are initially recognised at their fair value, and the initial fair value is amortised over the life of the financial guarantee. The guarantee liability is subsequently carried at the higher of this amortised amount and the present value of any expected payment if a payment under the guarantee has become probable. Financial guarantees are included within other liabilities.

Net finance costs

Finance income comprises interest income on funds invested including available-for-sale financial assets and hedging instruments that are recognised in profit or loss. Interest income is recognised as it accrues in profit or loss, using the effective interest rate method.

Finance expenses comprise interest expense on borrowings and agreements for the use of assets classified as finance leases in terms of IFRIC 4, unwinding of the discount on provisions, and dividends on preference shares classified as liabilities. All borrowing costs are recognised in profit or loss using the effective interest rate method.

Foreign currency gains and losses are reported on a net basis.

Fees and commission

Fees and commission income and expenses that are integral to the effective interest rate on a financial asset or financial liability are included in the measurement of the effective interest rate.

Other fees and commission expense relate mainly to transaction and service fees and are expensed as the services are received.

Inventories

Inventories are valued at the lower of cost, determined on the moving average basis, and net realisable value.

The cost of finished goods and work-in-progress comprises raw materials, direct labour, other direct costs and fixed production overheads, but excludes interest charges. Fixed production overheads are allocated on the basis of normal capacity. Write downs to net realisable value and inventory losses are expensed in the period in which the write downs or losses occur.

notes to the annual financial statements continued

for the year ended 31 December 2007

1. ACCOUNTING POLICIES (continued)

Foreign currencies

Transactions and balances

Transactions denominated in foreign currencies are translated at the rate of exchange ruling at the transaction date. Monetary items denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Gains or losses arising on translation are credited to or charged against income.

Foreign entities

The financial statements of foreign entities are translated into South African rand as follows:

- assets and liabilities at rates of exchange ruling at balance sheet date.

- income, expenditure and cash flow items at weighted average rates.

- goodwill and fair value adjustments arising on acquisition at rates of exchange ruling at balance sheet date.

All resulting exchange differences are reflected as part of shareholders' equity. On disposal, such translation differences are recognised in the income statement as part of the cumulative gain or loss on disposal.

Foreign currency hedges

Foreign currency hedges are dealt with in the financial instruments accounting policy.

Exchange rates used

The average US dollar to South African rand conversion rate, where applicable, of US$1:R7,03 (2006: US$1:R6,70) has been used to translate the income and cash flow statements while the balance sheet has been translated at the closing rate at the last day of the reporting period US$1:R6,7964 (2006: US$1:R6,9750).

Revenue recognition

Revenue, which excludes value added tax, represents the gross value of goods invoiced. Export revenues are recorded according to the relevant sales terms, when the risks and rewards of ownership are transferred.

Revenue from the sale of goods is recognised when significant risks and rewards of ownership of the goods are transferred to the buyer.

Revenue arising from services and royalties is recognised on the accrual basis in accordance with the substance of the relevant agreements.

Interest and dividend income

Interest is recognised on the time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group.

Dividends are recognised when the right to receive payment is established.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years in determination of taxable profit (temporary differences), and it further excludes items that are never taxable or deductible (non-temporary differences). The group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the effect of discounting to present value is material, provisions are adjusted to reflect the time value of money, and where appropriate, the risk specific to the liability.

Decommissioning and environmental rehabilitation

Provision is made for environmental rehabilitation and decommissioning costs where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Where a provision is made for dismantling and site restoration costs, an asset of similar initial value is raised and amortised in accordance with the group's accounting policy for property, plant and equipment.

Annual contributions are made to the group's Environmental Rehabilitation Fund, created in accordance with statutory requirements, to provide for the funding of the estimated cost of pollution control and rehabilitation during, and at the end of the life of mines. The Exxaro Environmental Rehabilitation Fund is consolidated.

Expenditure on plant and equipment for pollution control is capitalised and depreciated over the useful lives of the assets whilst the cost of ongoing current programmes to prevent and control pollution and to rehabilitate the environment is charged against profit or loss as incurred.

Deferred taxation

Deferred taxation is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred taxation is calculated using taxation rates that have been enacted at balance sheet date. The effect on deferred taxation of any changes in taxation rates is charged to the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

Employee benefits

Post-employment benefits

Retirement

The group provides defined contribution retirement funds for the benefit of employees, the assets of which are held in separate funds. These funds are funded by contributions from employees and the group, taking account of the recommendations of independent actuaries. The group's contribution to the defined contribution fund is charged to the income statement in the year to which it relates.

The group does not provide guarantees in respect of returns in the defined contribution funds.

Exxaro is no longer a participating employer in any defined benefit funds.

Medical

A post-retirement medical contribution obligation exists for a selective number of in-service and retired employees of the accredited medical aid funds. This benefit is no longer offered to employees. The actuarially determined liability is raised as a non-current provision.

1. **ACCOUNTING POLICIES** (continued)

Short and long-term benefits

The cost of all short-term employee benefits, such as salaries, bonuses, housing allowances, medical and other contributions, are recognised during the period in which the employee renders the related service.

The vesting portion of long-term benefits is recognised and provided for at balance sheet date, based on current total cost to company.

Termination benefits

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits.

The group recognises termination benefits when it has demonstrated its commitment to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. If the benefits fall due more than 12 months after balance sheet date, they are discounted to present value.

Equity compensation benefits

Senior management, including executive directors, have been granted share options and share appreciation rights (SARs).

The share appreciation rights are subject to achievement of performance-related criteria before vesting. Grants are based on existing ordinary shares and can be purchased or the purchase can be deferred. The option or purchase price equals the market price on the date preceding the date of the grant.

When the options or SARs vest and are exercised, they can either be:

- purchased and if vesting according to the rules of the scheme, recorded in share capital and share premium at the amount of the option price, or
- payment can be deferred resulting in no increase in share capital or share premium until paid for and vesting according to the rules of the scheme.

The fair value of the options or SARs granted to senior management including executive directors, has been determined at grant date using a suitable option pricing model and expensed over the vesting period of the options or SARs with a corresponding increase in equity.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date.

Dividend

Dividends paid are recognised by the company when the shareholder's right to receive payment is established. These dividends are recorded and disclosed as dividends paid in the statement of changes in equity. Dividends proposed or declared subsequent to the year end are not recognised at the balance sheet date, but are disclosed in the notes to the financial statements.

Secondary tax on companies

Taxation costs incurred on dividends are included in the taxation line in the income statement in the year in which the related dividends are declared.

Discontinued operations and non-current assets held for sale

Discontinued operations are significant, distinguishable components of an enterprise that have been sold, abandoned or are the subject of formal plans for disposal or discontinuance.

The profit or loss on the sale or abandonment of a discontinued operation is determined from the formalised discontinuance date.

If the carrying amount of a non-current asset or disposal group will be recovered principally through a sale transaction rather than through continuing use, such an asset is classified as non-current assets held for sale and measured at the lower of carrying amount and fair value less cost to sell. This condition is regarded as met only when the sale is highly

probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Segment reporting
The primary business segments are coal, mineral sands, base metals, and industrial minerals, whilst a significant equity accounted interest is held in iron ore.

On a secondary segment basis, significant geographic marketing regions have been identified.

The basis of segment reporting is representative of the internal structure used for management reporting.

Cash and cash equivalents
For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call, and investments in money market instruments, net of bank overdrafts, all of which are available for use by the group unless otherwise stated. The carrying amount of these assets approximate their fair value.

Judgements made by management
The following judgements, apart from those involving estimates (as mentioned below) have been made by management in the process of applying the group's accounting policies that have the most significant effect on the amounts recognised in the financial statements:

- the identification of special purpose entities controlled by the group which must be consolidated (refer note 29);
- in applying IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*, management has made judgements as to which non-current assets and discontinued operations fall within the scope of the standard and had to be reclassified and measured in terms of IFRS 5;
- in applying IFRS 2 *Share-based Payment*, management has made certain judgements in respect of the fair value option pricing models to be used in determining the various share-based arrangements in respect of employees, as well as the variable elements used in these models (refer note 31).
- in applying IFRIC 4 *Determining whether an arrangement contains a lease,* and IAS 17, *Leases*, contractual agreements were assessed to determine whether they convey the right to use an asset and their classification as either an operating or finance lease.

Key assumptions made by management in applying accounting policies
The following key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year if the assumption or estimation changes significantly:

Going concern
Management considers key financial metrics and loan covenant compliance in its approved medium-term budgets, together with its existing term facilities, to conclude that the going concern assumption used in the compiling of its annual financial statements, is relevant.

Environmental and decommissioning provision
Provision is made for environmental and decommissioning costs where either a legal or constructive obligation is recognised as a result of past events. Estimates are made in determining the present obligation of environmental and decommissioning provisions, which include the actual estimate, the discount rate used and the expected date of closure of mining activities in determining the present value of environmental and decommissioning provisions. Estimates are based upon costs that are regularly reviewed, by internal and external experts, and adjusted as appropriate for new circumstances. Refer note 23.

1. ACCOUNTING POLICIES (continued)

Key assumptions made by management in applying accounting policies (continued)

Other provisions

For other provisions, estimates are made of legal or constructive obligations resulting in the raising of provisions, and the expected date of probable outflow of economic benefits to assess whether the provision should be discounted. Refer note 23.

Impairments and impairment reversals

Impairment tests are performed when there is an indication of impairment of assets or a reversal of previous impairments of assets. Management therefore has implemented certain impairment indicators and these include movements in exchange rates, commodity prices and the economic environment its businesses operate in. Estimates are made in determining the recoverable amount of assets which include the estimation of cash flows and discount rates used. In estimating the cash flows, management base cash flow projections on reasonable and supportable assumptions that represent managements' best estimate of the range of economic conditions that will exist over the remaining useful life of the assets, based on publicly available information. The discount rates used are pre-tax rates that reflect the current market assessment of the time value of money and the risks specific to the assets for which the future cash flow estimates have not been adjusted. Refer note 6.

Contingent liabilities

Management considers the existence of possible obligations which may arise from legal action as well as the possible non-compliance of the requirements of completion guarantees and other guarantees provided. The estimation of the amount disclosed is based on the expected possible outflow of economic benefits should there be a present obligation. Refer note 32.

Deferred taxation assets

Deferred taxation assets are recognised based on the probability that sufficient future taxable income will be available to reduce the asset carried.

This requires management to make assumptions on a subsidiary by subsidiary level of future taxable income in determining the deferred taxation asset to be raised. Refer note 24.

Useful life and residual values

The depreciable amount of assets are allocated on a systematic basis over its useful life. In determining the depreciable amount management makes certain assumptions in respect to the residual value of assets based on the expected estimated amount that the entity would currently obtain from disposal of the asset, after deducting the estimated cost of disposal. If an asset is expected to be abandoned the residual value is estimated at zero.

In determining the useful life of assets management considers the expected usage of assets, expected physical wear and tear, legal or similar limits of assets such as mineral rights as well as obsolescence.

Mineral resources

Management make estimates of mineral resources and ore reserves in accordance with the SAMREC Code (2000) for South African properties and the JORC Code (2004) for Australian properties. Such estimates relate to the category for the resource (measured, indicated or inferred), the quantum and the grade.

Black economic empowerment (BEE) credentials

The difference between the fair value of equity instruments issued as part of an empowerment transaction, and the identifiable consideration received for such issue, represents a BEE credential expense that does not meet the recognition criteria of an intangible asset and has been expensed through the income statement.

	Notes	GROUP 2007 Rm	GROUP 2006 Rm	COMPANY 2007 Rm	COMPANY 2006 Rm
2. REVENUE					
Sale of goods		10 157	13 746		3
Services				636	703
		10 157	13 746	636	706
Revenue from discontinued operations			6 483		
Revenue from continuing operations		10 157	7 263	636	706
3. OPERATING EXPENSES					
Cost by type					
– Raw materials and consumables		3 089	2 842	28	52
– Staff costs					
– salaries and wages		2 112	1 984	318	305
– share-based payments		105	185	37	116
– termination benefits		4	7	4	3
– pension and medical costs		185	186	27	26
– Income from sale of investment			(39)		(15)
– General charges		1 447	2 006	283	570
– Share-based payment: BEE credential expense			580		580
– Railage and transport		446	1 399	1	2
– Repairs and maintenance		1 068	937	4	3
– Impairment charges	6	17	784		
– Excess of minority interest over cost of acquisition			(36)		
– Energy		382	348	5	4
– Depreciation on property, plant and equipment	12	760	810	10	9
– Amortisation of intangible assets	14	3	3		
– Movement in inventories		(840)	(937)		
– Own work capitalised		(40)	(37)		
– Sublease rentals received		(25)	(10)	(20)	
		8 713	11 012	697	1 655
Operating expenses from discontinued operations			3 385		
Operating expenses from continuing operations		8 713	7 627	697	1 655
Cost by function					
– Costs of goods sold/services rendered		8 287	8 890	717	1 670
– Selling and distribution costs		434	1 423		
– Sublease rentals received		(25)	(10)	(20)	
– Impairment charges	6	17	784		
– Excess of minority interest over cost of acquisition			(36)		
– Income from sale of investment			(39)		(15)
		8 713	11 012	697	1 655
Operating expenses from discontinued operations			3 385		
Operating expenses from continuing operations		8 713	7 627	697	1 655

		Notes	GROUP 2007 Rm	GROUP 2006 Rm	COMPANY 2007 Rm	COMPANY 2006 Rm
3.	**OPERATING EXPENSES** (continued)					
	The above costs are stated after including:					
	Auditors' remuneration					
	– audit fees		12	10	4	4
	– other services		1	5	1	4
	Consultancy fees		75	254	22	181
	Contingent rentals paid		9	8		
	Contingent rentals received		(22)	(53)		
	Cost of empowerment transaction, unbundling, integration and branding			241		241
	Depreciation and amortisation					
	– land and buildings	12	2			
	– mineral properties	12	164	59		
	– residential buildings	12	3			
	– buildings and infrastructure	12	74	90		
	– machinery, plant and equipment	12	486	615	10	9
	– leased assets under finance leases	12	10	11		
	– site preparation, mining development, exploration and rehabilitation	12	21	35		
	– amortisation of intangible assets	14	3	3		
	Directors' emoluments (refer to the report of the directors page 160)					
	– executive directors					
	– remuneration received as directors of the company				13	15
	– bonuses and cash incentives				11	21
	– compensation on retirement from executive office				4	
	– non-executive directors					
	– remuneration received as directors of the company				2	2
	Excess of minority interest over cost of acquisition			(36)		
	Exploration expenditure (equates to exploration cash flow for the year)		54	39		
	Fair value (gains)/losses on financial assets at fair value through profit or loss:					
	– designated upon initial recognition		(51)	(82)	(2)	(7)
	– held for trading		(54)	260	(1)	(44)

		Notes	GROUP 2007 Rm	GROUP 2006 Rm	COMPANY 2007 Rm	COMPANY 2006 Rm
3.	**OPERATING EXPENSES** (continued)					
	Fair value (gains)/losses on financial liabilities at fair value through profit or loss:					
	–designated upon initial recognition			(2)		
	–held for trading		**(7)**	(34)		
	Loss on loans and receivables disclosed at amortised cost			77		
	Impairment charges	6	**17**	784		
	Inventories write down to net realisable value		**155**	1		
	Inventories previously written down reversed			(18)		
	Movement in provisions	23	**241**	227	**2**	6
	Net loss/(profit) on disposal or scrapping of property, plant and equipment		**13**	(2)		(6)
	Net profit on disposal of investment			(39)		(15)
	Net realised losses/(profit) on currency exchange differences		**42**	(199)	**12**	37
	Net unrealised losses on currency exchange differences		**32**	97	**2**	75
	Operating lease rentals expenses					
	– property		**30**	23	**32**	23
	– equipment		**51**	77	**15**	16
	Operating sublease rentals received					
	– property		**(25)**	(10)	**(20)**	
	Reconditionable spares usage		**4**	5		
	Research and development costs		**6**	7	**4**	5
	Impairment charges, reversals and write-offs of trade and other receivables		**1**	(3)	**3**	

Note:

Pensions

Retirement amounts paid or receivable by executive directors are paid or received under defined contribution retirement funds.

Lease arrangements – contingent rent received

The group has entered into various lease arrangements, of which some will include contingent rent received, the major arrangements' basis to determine contingent rent received are:

- 25% of all extraordinary maintenance of the building;
- the useful life of property, plant and equipment.

Lease arrangements – contingent rent paid

The basis to determine contingent rent paid is the difference between fixed escalations as specified in the contracts and PPI escalations.

notes to the annual financial statements continued

for the year ended 31 December 2007

		GROUP		COMPANY	
		2007 Rm	2006 Rm	2007 Rm	2006 Rm
4.	**NET FINANCING COSTS**				
	Interest expense and loan costs	153	354	93	144
	Finance leases	59	39		
	Interest income	(96)	(115)	(10)	(36)
	Net interest expense	116	278	83	108
	Interest adjustment on non-current provisions (refer note 23)	99	58	1	1
		215	336	84	109
	Financing charges attributable to discontinued operations included in net financing cost above:				
	Interest income		(110)		
	Interest expense		139		
			29		
	Financing charges attributable to continuing operations included in net financing cost above:				
	Interest income	(96)	(5)		
	Interest expense	311	312		
		215	307		
	No financing costs were capitalised during the year (2006: Rnil)				
	Included in net interest expense is the following:				
	Interest expense on financial liabilities measured at amortised cost	128	272	50	65
	Interest expense on bank overdrafts	3		3	2
	Included in interest income is the following:				
	Interest income on unimpaired held to maturity investments	(2)			
	Interest income on unimpaired loans and receivables	(11)	(2)	(1)	(2)
	Interest income on cash and cash equivalents	(83)	(61)	(7)	(33)
	Net fee costs on financial assets not at fair value through profit or loss		2		
	Net fee costs on financial liabilities not at fair value through profit or loss	5	6	5	6

	GROUP		COMPANY	
	2007 Rm	2006 Rm	2007 Rm	2006 Rm
5. INCOME FROM INVESTMENTS				
Subsidiaries				
Unlisted shares				
– dividends			193	4551
– net interest received			42	15
			235	4 566
Associates				
– dividends			373	
Other				
Listed shares				
– dividends	2		2	
Total	2		610	4 566

6. IMPAIRMENT CHARGES

	GROUP 2007 Rm	GROUP 2006 Rm
Included in operating expenses are the following impairment losses:		
Impairment on property, plant and equipment	23	784
Total impairment charges	23	784
Reversal of impairment of investment	(6)	
Total impairment reversals	(6)	
Net impairments	17	784
Taxation effect		(227)
Net effect on attributable earnings	17	557

Where further geological tests were done during the development phase of certain projects, the tests indicated that the expenditure incurred could possibly not be recovered, thus indicating possible impairment. These expenditures were fully impaired.

The impairment reversal relates to the preference shares that Exxaro group held in Rosh Pinah Mine Holdings. On 28 February 2007, the group acquired 100% of the equity of the company. At this date the impairment charge was reversed, after a valuation indicated that the value of the company had increased. The present value of future cash flows exceeds the cumulative preference share dividends payable.

In 2006, the combined impact of a stronger currency outlook over the life of the assets, a higher discount rate resulting from an increase in interest rates, and a projected surplus of high-grade titanium feedstock on world markets, necessitated a review of the carrying value of the local mineral sands operations. As a result the carrying value of the assets was impaired to a value in use, based on an 8,53% discount rate.

		GROUP 2007 Rm	GROUP 2006 Rm	COMPANY 2007 Rm	COMPANY 2006 Rm
7.	**TAXATION**				
	Charge to income				
	South African normal taxation				
	– Current – current year	**298**	1 028		
	– prior year	**2**	(31)	**5**	
		300	997	**5**	
	– Deferred – current year	**(40)**	(308)	**(21)**	(55)
	– prior year	**(8)**	6		
		(48)	(302)	**(21)**	(55)
	Foreign normal taxation				
	– Current – current year	**168**	167		
	– prior year	**(4)**	(77)		
		164	90		
	– Deferred – current year	**5**	69		
	– prior year	**22**	42		
		27	111		
	Share of joint ventures taxation		(1)		
	Capital gains tax		1		
	Secondary Tax on Companies	**58**	424	**58**	424
	Non-residents withholding tax	**11**	4		
	Total	**512**	1 324	**42**	369
	Taxation applicable to discontinued operations		746		
	Taxation applicable to continuing operations	**512**	578		
	Reconciliation of taxation rates	**%**	%	**%**	%
	Taxation as a percentage of profit before taxation	**26,1**	6,5	**9,0**	1,7
	Taxation effect of				
	– assessed losses (not provided for)	**(0,2)**			
	– capital profits	**0,5**	0,1		
	– fair value adjustment on unbundling of subsidiary		25,4		24,4
	– disallowable expenditure	**(2,1)**	(1,5)	**(2,0)**	(1,2)
	– environmental rehabilitation asset		0,4		6
	– exempt income	**0,3**		**35,5**	
	– special tax allowances	**0,2**			
	– share of associates' and joint ventures' differences	**10,8**	0,1		
	– tax rate differences	**(2,1)**	(0,2)		
	– temporary differences (not provided for)		(0,2)		
	– Secondary Tax on Companies	**(2,9)**	(2.0)	**(12,4)**	(1,9)
	– withholding tax	**(0,5)**			
	– Controlled Foreign Company profits	**(0,3)**			
	– foreign exchange differences	**(0,1)**	(0,1)		
	– prior year adjustment	**(0,7)**	0,5	**(1,1)**	
	Standard tax rate	**29,0**	29,0	**29,0**	29,0
	Effective tax rate for continuing operations, excluding income from equity accounted investments, impairment charges and share of taxation thereon	**41,0**	4,5		

	GROUP	
	2007 Rm	2006 Rm
8. DISCONTINUED OPERATIONS		
Exxaro unbundled its iron ore business effective 1 November 2006 as part of the revised listing of Exxaro and now holds only a 20% interest in Sishen Iron Ore Company (Pty) Limited which is equity accounted.		
The income statement of the disposed business was as follows:		
Revenue		6 483
Operating expenses		(3 385)
Net operating profit		3 098
Interest income		110
Interest expense		(139)
Pre-tax profit of discontinued operations		3 069
Taxation		(746)
Profit for the period from discontinued operations		2 323
The assets and liabilities of the disposed business were as follows:		
Property, plant and equipment		3 400
Biological assets		4
Investments		1
Financial assets		144
Inter-company loans		1 390
Deferred taxation – assets		32
Cash and cash equivalents		403
Trade and other receivables		911
Inventories		785
Total assets		7 070
Retained income		427
Non-distributable reserves		34
Interest-bearing borrowings		4 504
Inter-company loans		51
Non-current provisions		157
Deferred taxation – liabilities		568
Trade and other payables		614
Taxation payable		358
Shareholders for dividends		357
Total liabilities		7 070
Net asset value		461
Net asset value of unbundled 79,38%		366
Fair value of net assets declared as dividend in specie		17 966
Total fair value of net assets unbundled as dividend in specie		18 332
Net debt		(2 762)
The cash flows of the disposed business were as follows:		
Cash flow attributable to operating activities		982
Cash flow attributable to investing activities		(1 079)
Net cash outflow		(97)
Cash flow attributable to financing activities		(93)
Cash flow attributable to discontinued operations		(190)

		GROUP 2007	GROUP 2006
9.	**EARNINGS PER SHARE**		
	Basic headline earnings per share is calculated by dividing the headline earnings by the weighted average number of ordinary shares in issue during the year.		
	Headline earnings (R million) (Refer note 11)	**1 448**	1 698
	Headline earnings/(loss) from continuing operations (R million)	**1 448**	(630)
	Headline earnings from discontinued operations (R million)		2 328
	Weighted average number of ordinary shares in issue (million)	**341**	313
	Headline earnings per share (cents)	**425**	542
	Headline earnings/(loss) per share from continuing operations (cents)	**425**	(201)
	Headline earnings per share from discontinued operations (cents)		744
	For the diluted headline earnings per share, the weighted average number of ordinary shares is adjusted to assume conversion of not yet released purchased shares and options under the Management Share Scheme, net of shares held by the scheme for releasing purposes. Diluted headline earnings per share is calculated by dividing headline earnings by the adjusted weighted average number of shares in issue.		
	Weighted average number of ordinary shares in issue (million) as calculated above	**341**	313
	Adjusted for options and net purchased shares in terms of the Management Share Scheme (million)	**14**	5
	Weighted average number for diluted headline earnings per share (million)	**355**	318
	Diluted headline earnings per share (cents)	**408**	534
	Diluted headline earnings/(loss) per share from continuing operations (cents)	**408**	(198)
	Diluted headline earnings per share from discontinued operations (cents)		732
	Basic attributable earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year.		
	Profit for the year attributable to equity holders of the parent (R million)	**1 427**	19 169
	Profit for the year from continuing operations attributable to equity holders of the parent (R million)	**1 427**	16 846
	Profit for the year from discontinued operations attributable to equity holders of the parent (R million)		2 323
	Weighted average number of ordinary shares in issue (million)	**341**	313
	Basic earnings per share (cents)	**418**	6 124
	Basic earnings per share from continuing operations (cents)	**418**	5 382
	Basic earnings per share from discontinued operations (cents)		742
	For the diluted attributable earnings per share the weighted average number of ordinary shares is adjusted as above.		
	Diluted earnings per share (cents)	402	6 028
	Diluted earnings per share from continuing operations (cents)	**402**	5 297
	Diluted earnings per share from discontinued operations (cents)		731
	For the current year, shares under option had an effect on the adjusted weighted average number of shares in issue as the average option price attached to the option shares was lower than the average market price.		

		GROUP 2007 Rm	GROUP 2006 Rm	COMPANY 2007 Rm	COMPANY 2006 Rm
10.	**DIVIDEND**				
	Dividends paid during the year:				
	Cash dividends	**208**	1 628	**211**	1 628
	Paid to minorities	**11**	9		
	Share repurchase as part of empowerment transaction		1 763		1 763
	Dividend in specie – fair value		18 332		18 332
		219	21 732	**211**	21 723

STC on these dividends amounts to nil (2006: R424 million) after taking into account STC credits.

11. RECONCILIATION OF GROUP HEADLINE EARNINGS

	For the year ended 31 December 2007		
	Gross Rm	Tax Rm	Net Rm
Net profit attributable to equity holders of the parent	1 427		1 427
Adjusted for:			
– IAS 16 Impairment of property, plant and equipment	23		23
– IAS 16 Gains or losses on disposal of property, plant and equipment	17	(5)	12
– IAS 28 Share of associate's IAS 16 – Gains or losses on disposal of property, plant and equipment	(3)	1	(2)
– IAS 28 Share of associate's IAS 39 – Recycling of re-measurements from equity to the income statement, including a hedge of net investment in a foreign entity but excluding cash flow hedges	(7)	1	(6)
– IAS 36 Impairment reversal of investment	(6)		(6)
HEADLINE EARNINGS	1 451	(3)	1 448

	For the year ended 31 December 2006		
	Gross Rm	Tax Rm	Net Rm
Net profit attributable to equity holders of the parent	19 169		19 169
Adjusted for:			
– IFRS 3 Excess of acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost	(36)		(36)
– IFRS 5 Gains or losses on the measurement to fair value less cost to sell on disposal of assets or disposal groups	(17 963)		(17 963)
– IAS 16 Impairment of property, plant and equipment	784	(227)	557
– IAS 16 Gains or losses on disposal of property, plant and equipment	3	1	4
– IAS 27 Gains on the disposal of a subsidiary	(1)		(1)
– IAS 28 Gains or losses on the disposal of associates or joint ventures	(38)	7	(31)
– IAS 28 Share of associate's IAS 16 – Gains or losses on disposal of property, plant and equipment	(1)		(1)
HEADLINE EARNINGS	1 917	(219)	1 698
HEADLINE EARNINGS FROM DISCONTINUED OPERATIONS			2 328
HEADLINE LOSS FROM CONTINUING OPERATIONS			(630)

GROUP HEADLINE EARNINGS PER SHARE FOR THE YEAR ENDED 31 DECEMBER

	2007	2006
HEADLINE EARNINGS PER SHARE (CENTS)		
– basic	425	542
– diluted	408	534
HEADLINE EARNINGS/(LOSS) PER SHARE FROM CONTINUING OPERATIONS (CENTS) (Refer Note 9)		
– basic	425	(201)
– diluted	408	(198)
HEADLINE EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS (CENTS) (Refer Note 9)		
– basic		744
– diluted		732

12. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings Rm	Mineral properties Rm	Residential land and buildings Rm	Buildings and infra-structure Rm	Machinery, plant and equipment Rm	Site preparation, mining development, exploration and rehabilitation Rm	Extensions under construction Rm	Total Rm
GROUP								
2007								
Gross carrying amount								
At beginning of year	136	2 150	72	1 592	7 222	760	711	12 643
Additions	27		15	49	297	4	904	1 296
Changes in decommissioning assets			3	19	40		3	65
Acquisition of subsidiary		18						18
Disposals of items of property, plant and equipment	(3)		(5)	(7)	(240)	(108)		(363)
Net reclassification from non-current assets classified as held for sale			1					1
Exchange differences on translation	1	30		21	148	31	5	236
Other movements	8	2	15	72	419	(22)	(492)	2
At end of year	169	2 200	101	1 746	7 886	665	1 131	13 898
Accumulated depreciation								
At beginning of year	6	209	33	527	3 117	382		4 274
Depreciation charges	2	164	3	74	496	21		760
Accumulated depreciation on disposals of items of property, plant and equipment			(1)	(5)	(190)	(100)		(296)
Net reclassification from non-current assets classified as held for sale			2					2
Exchange differences on translation		10		12	78	13		113
Other movements	4	(2)		36	(37)			1
At end of year	12	381	37	644	3 464	316		4 854
Impairment of assets								
At beginning of year				227	496	63		786
Impairment charges		6					17	23
At end of year		6		227	496	63	17	809
Net carrying amount at end of year	157	1 813	64	875	3 926	286	1 114	8 235

12. PROPERTY, PLANT AND EQUIPMENT (continued)

	Land and buildings Rm	Mineral properties Rm	Residential land and buildings Rm	Buildings and infra-structure Rm	Machinery, plant and equipment Rm	Site preparation, mining develop-ment, exploration and rehabilitation Rm	Extensions under construction Rm	Total Rm
GROUP								
2006								
Gross carrying amount								
At beginning of year	140	1 040	111	1 657	8 685	1 013	897	13 543
Additions	11	60	2	54	388	8	1 487	2 010
Changes in decommissioning assets		2		(3)	13	(2)		10
Acquisition of subsidiary	25	1 740		54	600	47	2	2 468
Disposals of items of property, plant and equipment	(9)	(130)	(2)	(5)	(138)	(9)		(293)
Exchange differences on translation	4	59	1	37	263	57	5	426
Unbundling of subsidiary	(35)	(621)	(46)	(233)	(2 716)	(325)	(1 545)	(5 521)
Other movements			6	31	127	(29)	(135)	
At end of year	136	2 150	72	1 592	7 222	760	711	12 643
Accumulated depreciation								
At beginning of year		211	69	474	3 736	579		5 069
Depreciation charges		59		90	626	35		810
Acquisition of subsidiary	6	56		47	312	21		442
Accumulated depreciation on disposals of items of property, plant and equipment			(2)	(3)	(109)	(9)		(123)
Exchange differences on translation		15		19	133	30		197
Unbundling of subsidiary		(132)	(37)	(98)	(1 591)	(263)		(2 121)
Other movements			3	(2)	10	(11)		
At end of year	6	209	33	527	3 117	382		4 274
Impairment of assets								
At beginning of year		1		2	2			5
Impairment charges				227	494	63		784
Disposals of items of property, plant and equipment		(1)		(2)				(3)
At end of year				227	496	63		786
Net carrying amount at end of year	130	1 941	39	838	3 609	315	711	7 583

	2007 Rm	2006 Rm
The net carrying amount of machinery, plant and equipment includes:		
Assets held under finance leases (refer note 22)		
– cost	200	210
– accumulated depreciation	53	46
	147	164

For details of property, plant and equipment pledged as security refer to annexure 1.

A register of land and buildings is available for inspection at the registered office of the company.

12. PROPERTY, PLANT AND EQUIPMENT (continued)

	Land and buildings Rm	Mineral properties Rm	Residential land and buildings Rm	Buildings and infra-structure Rm	Machinery, plant and equipment Rm	Site preparation, mining develop-ment, exploration and rehabili-tation Rm	Extensions under con-struction Rm	Total Rm
COMPANY								
2007								
Gross carrying amount								
At beginning of year				10	64		70	144
Additions							34	34
Disposals of items of property, plant and equipment				(1)	(4)			(5)
Other movements				2	22		(24)	
At end of year				11	82		80	173
Accumulated depreciation								
At beginning of year				6	28			34
Depreciation charges					10			10
Accumulated depreciation on disposals of items of property, plant and equipment				(1)	(4)			(5)
At end of year				5	34			39
Impairment of assets								
At beginning of year					1			1
At end of year					1			1
Net carrying amount at end of year				6	47		80	133
2006								
Gross carrying amount								
At beginning of year				10	55		24	89
Additions					14		46	60
Disposals of items of property, plant and equipment					(5)			(5)
At end of year				10	64		70	144
Accumulated depreciation								
At beginning of year				6	23			29
Depreciation charges					9			9
Accumulated depreciation on disposals of items of property, plant and equipment					(4)			(4)
At end of year				6	28			34
Impairment of assets								
At beginning of year					1			1
At end of year					1			1
Net carrying amount at end of year				4	35		70	109

13. BIOLOGICAL ASSETS

	Plantation Rm	Livestock Rm	Game Rm	Total Rm
GROUP				
2007				
Carrying amount				
At beginning of year	6	5	15	26
Acquisitions			3	3
Gains arising from changes attributable to physical changes and price changes	1	4	4	9
Disposals		(1)	(2)	(3)
Reclassification to inventory	(1)	(2)	(2)	(5)
At end of year	6	6	18	30
Fair value of biological assets can be split as follows:				
– mature	4	6	18	28
– immature	2			2
	6	6	18	30

The plantation was valued by Mr J M Potgieter, an independent appraiser, on 10 December 2007.

	Plantation Rm	Livestock Rm	Game Rm	Total Rm
2006				
Carrying amount				
At beginning of year	7	7	14	28
Gains arising from changes attributable to physical changes and price changes	1	1	6	8
Disposals	(1)	(1)	(1)	(3)
Reclassification to inventory	(1)	(2)		(3)
Unbundling of subsidiary			(4)	(4)
At end of year	6	5	15	26
Fair value of biological assets can be split as follows:				
– mature	3	5	15	23
– immature	3			3
	6	5	15	26

Plantations consist of wattle and blue gum trees.

Livestock consists of cattle and horses (2006: cattle, sheep, goats and horses).

Game consists of rhino, buffalo, warthog, giraffe, ostrich and a large variety of antelope.

		GROUP 2007 Rm	GROUP 2006 Rm	COMPANY 2007 Rm	COMPANY 2006 Rm
14.	**INTANGIBLE ASSETS**				
	Patents, licences and franchise				
	Gross carrying amount				
	At beginning of year	96	81		
	Additions	1			
	Transfers from other assets	2			
	Exchange differences	9	15		
	At end of year	108	96		
	Accumulated amortisation				
	At beginning of year	27	20		
	Amortisation charge	3	3		
	Exchange differences	2	4		
	At end of year	32	27		
	Net carrying amount at end of year	76	69		
15.	**INVESTMENTS IN ASSOCIATES AND JOINT VENTURES**				
	ASSOCIATED COMPANIES				
	– unlisted	757	384		
		757	384		

Refer to annexure 2 for market and directors' valuations of investments.

GROUP	ASSOCIATE COMPANIES Investments 2007 Rm	Loans 2007 Rm	Total 2007 Rm
At beginning of year	384		384
Net share of results	728		728
Dividends paid	(377)		(377)
Exchange difference adjustments	(23)		(23)
Share of reserve movements	45		45
At end of year (annexure 2)	757		757

GROUP	ASSOCIATE COMPANIES Investments 2006 Rm	Loans 2006 Rm	Total 2006 Rm	JOINT VENTURES Investments 2006 Rm	Loans 2006 Rm	Total 2006 Rm
At beginning of year	93		93		2	2
Additional interests acquired	40		40			
Movement in indebtness to/from associated companies					(1)	(1)
Disposals	(29)		(29)			
Net share of results	159		159			
Exchange difference adjustments	18		18			
Share of hedging reserve	8		8			
Unbundling of subsidiary	95		95		(1)	(1)
At end of year (annexure 2)	384		384			

15. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

	2007 Rm	2006 Rm
Aggregate post-acquisition reserves:		
– associate companies	470	86
– joint ventures	2 396	2 250
Total	2 866	2 336

COMPANY	ASSOCIATE COMPANIES			JOINT VENTURES		
	Investments 2006 Rm	Loans 2006 Rm	Total 2006 Rm	Investments 2006 Rm	Loans 2006 Rm	Total 2006 Rm
At beginning of year	24		24	7		7
Reclassification as financial asset	(24)		(24)			
Impairment loss				(7)		(7)
At end of year (annexure 2)						

	GROUP		COMPANY	
	2007 Rm	2006 Rm	2007 Rm	2006 Rm
16. INVESTMENTS IN SUBSIDIARIES				
Shares at cost less impairment losses			1 514	1 513
Indebtedness				
– by subsidiaries			4 966	5 415
– to subsidiaries			(178)	(439)
Total (annexure 3)			4 788	4 976
Less current portion included in trade and other receivables			(4 516)	(5 010)
Less current portion included in trade and other payables			178	439
Non-current portion			450	405
			1 964	1 918
Aggregate attributable after tax profits and losses of subsidiaries:				
– profits	10 262	23 073		
– losses	(7 390)	(16 181)		

		GROUP		COMPANY	
		2007 Rm	2006 Rm	2007 Rm	2006 Rm
17.	**FINANCIAL ASSETS**				
	Environmental Rehabilitation Trust asset	**274**	237	**8**	8
	Long-term receivables	**429**	271		
	Investments (refer annexure 2)	**328**	185	**2**	34
		1 031	693	**10**	42
	For detail refer to note 28 on financial instruments.				
18.	**INVENTORIES**				
	Finished products	**650**	555		
	Work-in-progress	**292**	371		
	Raw materials	**334**	252		
	Plant spares and stores	**249**	208		
	Merchandise	**6**	5		
		1 531	1 391		
	Included above are inventories relating to Exxaro Sands (Pty) Limited and Rosh Pinah Zinc Corporation (Pty) Limited which might be sold or utilised in production over more than 12 months. Included in merchandise are biological assets held-for-sale classified as inventories.				
19.	**TRADE AND OTHER RECEIVABLES**				
	Trade receivables	**1 585**	1 558		
	Other receivables	**306**	101	**70**	49
	Indebtness by subsidiaries (refer note 16)			**4 516**	5 010
	Derivative instruments (refer note 28.1)	**47**	11		
	Specific allowances for impairment	**(4)**	(5)	**(3)**	
	Collective allowances for impairment	**(3)**	(2)		
		1 931	1 663	**4 583**	5 059
	Trade receivables are stated after the following allowances for impairment:				
	Specific allowances for impairment				
	At beginning of year	**(5)**	(10)		(2)
	Impairment loss recognised	**(3)**	(1)	**(3)**	
	Impairment loss reversals	**3**	5		
	Foreign currency translation differences		(1)		
	Other reconciling items	**1**	2		2
	At end of year	**(4)**	(5)	**(3)**	
	Collective allowances for impairment				
	At beginning of year	**(2)**			
	Impairment loss recognised	**(1)**	(1)		
	Other reconciling items		(1)		
	At end of year	**(3)**	(2)		

		GROUP		COMPANY	
		2007 Rm	2006 Rm	2007 Rm	2006 Rm
20.	**NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE**				
	Property, plant and equipment	2	2		
21.	**SHARE CAPITAL**				
	Share capital at par value				
	Authorised				
	500 000 000 ordinary shares of R0,01 each	5	5	5	5
	Issued				
	352 907 400 (2006: 351 277 206) ordinary shares of R0,01 each	4	4	4	4
	Share premium	2 240	5 312	2 240	5 312
	Shares held by Kumba Resources Management Share Trust and the Exxaro Employee Empowerment Participation Scheme Trust (MPower)	(177)	(177)		
	Total	2 067	5 139	2 244	5 316

The Kumba Resources Management Share Trust and the MPower have been consolidated.

Refer to statement of changes in equity (page 178 to 180) for details of movements.

	GROUP 2007	GROUP 2006	COMPANY 2007	COMPANY 2006
Reconciliation of authorised shares not issued (million)				
Number of authorised unissued ordinary shares at beginning of year	149	194	149	194
Number of shares repurchased during the year	10	38	10	38
Number of shares issued during the year	(12)	(83)	(12)	(83)
Number of unissued authorised shares at end of year	147	149	147	149

21. SHARE CAPITAL (continued)

The following resolutions pertain to the unissued ordinary shares under the control of the directors until the forthcoming annual general meeting:

1. Subject to the provisions of the Companies Act 61 of 1973, as amended (the Act), and the requirements of the JSE Limited (JSE), the directors be and are hereby authorised to allot and issue at their discretion such number of the remaining authorised but unissued ordinary shares of one cent each in the capital of the company as may be required to be allotted and issued pursuant to the Share Incentive Scheme (the scheme).
2. Directors are authorised to issue the unissued ordinary shares of one cent each in the capital of the company (after setting aside so many shares as may be required to be allotted and issued by the company pursuant to the scheme) for cash, without restrictions to any public shareholder, as defined by the JSE Listings Requirements, as and when suitable opportunities arise, subject to the following conditions:
   - this authority shall not extend beyond the next annual general meeting or 15 months from the date of this annual general meeting, whichever date is earlier;
   - a press announcement giving full details, including the impact on net asset value and earnings per share, be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of shares in issue prior to the issue/s;
   - the shares be issued to public shareholders as defined by the JSE and not to related parties;
   - any issue in the aggregate in any one year shall not exceed 15% of the number of shares of the company's issued ordinary share capital; and
   - in determining the price at which an issue of shares be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the shares over the thirty days prior to the date that the price of the issue is determined or agreed to by the directors. In the event that shares have not traded in the said thirty day period, a ruling will be obtained from the committee of the JSE.
3. Directors are authorised to acquire from time to time shares issued by the company, provided:
   - that the repurchase is effected through the order book operated by the JSE trading system and is done without any prior understanding or arrangement between the company and the counterparty;
   - that this authority shall not extend beyond 15 months from the date of this resolution or the date of the next annual general meeting, whichever is the earlier date;
   - that an announcement containing full details of such repurchases is published as soon as the company has repurchased shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the repurchases and for each 3%, on a cumulative basis, thereafter;
   - that the repurchase of shares shall not, in the aggregate, in any one financial year, exceed 20% of the company's issued share capital at the time this authority is given;
   - that at any one time, the company may only appoint one agent to effect any repurchase;
   - that the repurchase of shares will not take place during a prohibited period and will not affect compliance with the shareholders' spread requirements as laid down by the JSE; and
   - that shares issued by the company may not be acquired at a price greater than 10% above the weighted average traded price of the company's shares for the five business days immediately preceding the date of repurchase.

The above authorities are valid until the next annual general meeting.

	GROUP		COMPANY	
	2007 Rm	2006 Rm	2007 Rm	2006 Rm
22. INTEREST-BEARING BORROWINGS				
NON-CURRENT BORROWINGS				
Summary of loans by financial year of redemption				
2008	**74**			
2009	**100**	90		81
2010	**44**	88		81
2011	**43**	201		81
2012	**452**	140	**369**	81
2013 onwards	**620**	695	**81**	81
Total non-current borrowings (refer annexure 1)	**1 333**	1 214	**450**	405
Current portion included in current liabilities	**(74)**			
Total	**1 259**	1 214	**450**	405
Details of interest rates payable on borrowings are shown in annexure 1.				
INTEREST-BEARING BORROWINGS				
Non-current borrowings	**1 259**	1 214	**450**	405
Short-term borrowings		613	**55**	619
Current portion of non-current borrowings	**74**			
Total short-term borrowings	**74**	613	**55**	619
Total	**1 333**	1 827	**505**	1 024
Included in the above interest-bearing borrowings are obligations relating to finance leases (refer note 12). Details are:				
Minimum lease payments:				
– less than one year	**54**	54		
– more than one year and less than five years	**254**	249		
– more than five years	**3 427**	3 495		
Total	**3 735**	3 798		
Less: Future finance charges	**3 491**	3 555		
Present value of lease liabilities	**244**	243		
Representing lease liabilities:				
– current	**4**			
– non-current (more than one year and less than five years)	**18**			
– non-current (more than five years)	**222**	243		
Total	**244**	243		

Exxaro entered into numerous operating and finance lease arrangements. All major lease arrangements are renewable if there is mutual agreement between the parties to the arrangements with some contracts specifying extension periods. Arrangements containing escalation clauses are usually based on CPI or PPI indexes. None of the lease arrangements contains restrictive clauses that are unusual to the particular type of lease.

There were no defaults or breaches in terms of interest-bearing borrowings during both reporting periods.

23. PROVISIONS

	Environmental rehabilitation Rm	Decommissioning Rm	Restructuring Rm	Post retirement medical obligation Rm	Cash-settled share-based payment Rm	Total Rm
GROUP						
2007						
At beginning of year	770	156	32		3	961
Charge to income statement	175	25		36	5	241
Additional provision	183	25		36	5	249
Unused amounts reversed	(8)					(8)
Interest adjustment (refer note 4)	84	10	5			99
Provisions capitalised to property, plant and equipment		65				65
Utilised during year	(15)		(6)		(2)	(23)
Exchange differences	6	7				13
At end of year	1 020	263	31	36	6	1 356
Current portion included in current liabilities	(18)		(9)			(27)
Total non-current provisions	1 002	263	22	36	6	1 329
2006						
At beginning of year	572	156	23			751
Charge to income statement	210	(1)	13		5	227
Additional provision	210		13		5	228
Unused amounts reversed		(1)				(1)
Interest adjustment (refer note 4)	37	21				58
Provisions capitalised to property, plant and equipment		10				10
Acquisition of subsidiary	68					68
Utilised during year	(13)		(4)		(2)	(19)
Exchange differences	11	12				23
Unbundling of subsidiary	(115)	(42)				(157)
At end of year	770	156	32		3	961
Current portion included in current liabilities	(21)		(9)			(30)
Total non-current provisions	749	156	23		3	931

23. **PROVISIONS** (continued)

	Environmental rehabilitation Rm	Decommissioning Rm	Restructuring Rm	Post retirement medical obligation Rm	Cash-settled share-based payment Rm	Total Rm
COMPANY						
2007						
At beginning of year	18				3	21
Charge to income statement – additional provision					2	2
Additional provisions					2	2
Additional provisions – charge to subsidiaries					2	2
Interest adjustment (refer note 4)	1					1
Utilised during year					(2)	(2)
Total non-current provisions	19				5	24
2006						
At beginning of year	16					16
Charge to income statement – additional provisions	1				5	6
Interest adjustment (refer note 4)	1					1
Utilised during year					(2)	(2)
Total non-current provisions	18				3	21

ENVIRONMENTAL REHABILITATION

Provision is made for environmental rehabilitation costs where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

DECOMMISSIONING

During 2005 the environmental rehabilitation provision was reclassified into two separate provisions, namely the environmental rehabilitation provision and the decommissioning provision, the opening balance was adjusted to reflect the split. The decommissioning provision relates to decommissioning of property, plant and equipment where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

FUNDING OF ENVIRONMENTAL AND DECOMMISSIONING REHABILITATION

Contributions towards the cost of the mine closure are also made to the Exxaro Environmental Rehabilitation Fund and the balance of the Fund amounted to R284 million (2006: R246 million) at year end. Of this amount R274 million (2006: R237 million) is included in financial assets and R10 million (2006: R9 million) in trade and other receivables of the group. Cash flows will take place when the mines are rehabilitated.

RESTRUCTURING

The liability includes accruals for plant and facility closures, including the dismantling costs thereof, and employee termination costs, in terms of the announced restructuring plans for the Durnacol Mine. Provision is made on a piecemeal basis only for those restructuring obligations supported by a formally approved plan. The restructuring will be completed within the next eight years.

POST RETIREMENT MEDICAL OBLIGATION

After the merger with Eyesizwe (Pty) Limited in November 2006 and the successful creation of Exxaro, it was discovered that a post-employment healthcare benefit had been provided to a group of continuation and in-service members on the Witbank Coal Medical Aid Scheme and the BHP Billiton SA Medical Scheme. This benefit, which is no longer offered, applied to selective employees previously employed by Eyesizwe or Ingwe Coal and comprises a subsidy of contributions. The obligation represents a present value amount, which is actuarially valued on an annual basis. Any surplus or deficit arising from the valuation is recognised in the income statement. The provision is expected to be utilised over the expected lives of the participants of the scheme.

CASH-SETTLED SHARE-BASED PAYMENT

Exxaro offered a cash-settled payment, based on the company's share price performance, to certain individuals who were under an embargo and not entitled to accept share scheme offers, due to their involvement in the empowerment transaction. The payments will be made over the next five years depending on the share price performance of the company and the contracts of the individuals.

	GROUP 2007 Rm	GROUP 2006 Rm	COMPANY 2007 Rm	COMPANY 2006 Rm
24. DEFERRED TAXATION				
The movement on the deferred taxation account is as follows:				
At beginning of year	368	645	(76)	(21)
Non-distributable reserve charge				
– current	(2)	21		
Income statement charge				
– current (refer note 7)	(35)	(240)	(21)	(55)
– prior	14	48		
Acquisition of subsidiary		430		
Unbundling of subsidiary		(536)		
At end of year	345	368	(97)	(76)
Comprising:				
Deferred taxation liabilities				
– property, plant and equipment	1 137	1 148		
– bad debt reassessment	(1)	(1)		
– foreign taxation losses carried forward	(3)	(3)		
– inventories	16	6		
– leave pay accrual	(26)	(25)		
– financial instruments	(20)	10		
– provisions	(16)			
– Exxaro Environmental Rehabilitation asset	71	60		
– lease liability	(1)	(3)		
– decommissioning provision	(5)	(4)		
– restoration provision	(91)	(77)		
– pre-payments	3	3		
– unrealised profits	15	3		
– assessed losses	(2)	(1)		
	1 077	1 116		

	GROUP		COMPANY	
	2007 Rm	2006 Rm	2007 Rm	2006 Rm
24. DEFERRED TAXATION (continued)				
Deferred taxation assets				
– provisions	(8)	(13)		
– property, plant and equipment	274	119		(2)
– Exxaro Environmental Rehabilitation asset	12	10	4	4
– decommissioning provision	(9)	(9)		
– unrealised foreign exchange loss	(4)	(8)		(8)
– restoration provision	(52)	(48)	(5)	(5)
– inventories	(3)			
– bad debt reassessment	(1)		(1)	
– lease liability	(70)	(67)		
– leave pay accrual	(23)	(20)	(7)	(6)
– pre-payments	1	1		
– taxation losses carried forward	(755)	(584)	(88)	(59)
– foreign taxation losses carried forward	(94)	(129)		
	(732)	(748)	(97)	(76)
	345	368	(97)	(76)
CALCULATED TAXATION LOSSES				
– tax losses utilised to reduce deferred taxation against South African taxable income included above	2 610	2 017	303	203
– tax losses utilised to reduce deferred taxation against foreign taxable income included above	334	444		

The total deferred taxation assets raised with regard to assessed losses amount to R854 million (2006: R717 million), and is mainly attributable to the ramp-up phase of the mineral sands project.

The total deferred taxation assets not raised amount to R54 million (2006: R34 million).

	GROUP 2007 Rm	GROUP 2006 Rm	COMPANY 2007 Rm	COMPANY 2006 Rm
25. TRADE AND OTHER PAYABLES				
Trade payables	644	636	22	19
Other payables	536	523	102	167
Leave pay accrual	173	158	25	21
Indebtness to subsidiaries (refer note 16)			178	439
Derivative instruments (refer note 28.1)	96	4		
	1 449	1 321	327	646

	GROUP 2007 Rm	GROUP 2006 Rm	COMPANY 2007 Rm	COMPANY 2006 Rm
26. NOTES TO THE CASH FLOW STATEMENT				
26.1 CASH GENERATED BY/(UTILISED IN) OPERATIONS				
Net operating income/(loss)	1 444	20 697	(61)	17 380
Adjusted for non-cash movements				
– depreciation and amortisation	763	813	10	9
– impairment charges and reversals	17	784		
– excess over cost of acquisition of minority interest		(36)		
– provisions	241	227	2	5
– foreign exchange revaluations and fair value adjustments	(35)	(43)	1	27
– reconditionable spares usage	4	5		
– net loss/(profit) on disposal or scrapping of property, plant and equipment	13	(2)		(6)
– net profit on disposal of investments		(39)		(15)
– fair value adjustment on unbundling of subsidiary		(17 963)		(18 329)
– share-based payment expenses	102	765	34	696
	2 549	5 208	(14)	(233)
Working capital movements				
– increase in inventories	(107)	(583)		
– (increase)/decrease in trade and other receivables	(69)	290	(17)	41
– (decrease)/increase in trade and other payables	(42)	172	(57)	5
– utilisation of provisions (refer note 23)	(23)	(19)	(2)	(2)
Cash generated by/(utilised in) operations	2 308	5 068	(90)	(189)
26.2 NET FINANCING COSTS				
Net financing costs for continued and discontinued operations	(215)	(336)	(84)	(109)
Financing costs not involving cash flow (refer note 23)	99	58	1	1
	(116)	(278)	(83)	(108)
26.3 NORMAL TAXATION PAID				
Amounts (unpaid)/receivable at beginning of year	(67)	(773)	16	29
Amounts charged to the income statements	(532)	(1 515)	(63)	(424)
Acquisition of subsidiary		(13)		
Arising on translation of foreign entities		(51)		
Unbundling		358		
Amounts unpaid/(receivable) at end of year	137	67	(8)	(16)
	(462)	(1 927)	(55)	(411)

		GROUP		COMPANY	
		2007 Rm	2006 Rm	2007 Rm	2006 Rm
26.	**NOTES TO THE CASH FLOW STATEMENT** (continued)				
26.4	**DIVIDENDS PAID**				
	Amounts unpaid at beginning of year	(4)			
	Dividends declared and paid	(208)	(21 723)	(211)	(21 723)
	Non-cash flow dividend in specie on unbundling of subsidiary		18 332		18 332
	Dividends declared and paid by subsidiaries to minorities	(11)	(9)		
	Amounts unpaid at end of year		4		
		(223)	(3 396)	(211)	(3 391)
26.5	**INVESTMENTS TO MAINTAIN OPERATIONS**				
	Replacement of property, plant and equipment	(534)	(661)	(34)	(60)
	Reconditional spares	(35)	(28)		
		(569)	(689)	(34)	(60)
26.6	**INVESTMENTS TO EXPAND OPERATIONS**				
	Expansion and new technology	(727)	(1 321)		
		(727)	(1 321)		
26.7	**INVESTMENT IN OTHER NON-CURRENT ASSETS**				
	Increase in associates, joint ventures and other investments	(268)	(40)		
	Increase in investments in subsidiaries			(1)	(3)
	Decrease/(increase) in non-current financial assets	19	(307)	34	13
		(249)	(347)	33	10
26.8	**INCOME FROM EQUITY ACCOUNTED INVESTMENTS**				
	Income from equity accounted investments as per income statement	728	159		
	Dividends received from equity accounted investments	377			
	Non-cash flow income from equity accounted investments	(728)	(159)		
		377			

	GROUP 2007 Rm	GROUP 2006 Rm	COMPANY 2007 Rm	COMPANY 2006 Rm
26. NOTES TO THE CASH FLOW STATEMENT (continued)				
26.9 FOREIGN CURRENCY TRANSLATION RESERVE				
At beginning of year	379	(30)		1
Closing balance	527	379		
Movement	148	409		(1)
Transfers from non-distributable reserves (NDR)	16			
Unrealised (losses)/profits in relation to foreign transactions	(37)	23	2	1
Revaluation of long-term loans	(169)	4	3	1
Unbundling of subsidiary		25		
Less: Arising on translation of foreign entities:	(48)	161		(1)
– inventories	32	57		
– accounts receivable	33	152		
– financial assets	15	(49)		
– accounts payable	(15)	(130)		
– utilisation of provision	(12)	(22)		
– taxation paid		(51)		
– dividends paid		1		
– property, plant and equipment acquired	123	233		
– intangible assets	6	11		
– investments acquired	(50)	150		
– long-term loans	(107)	(203)		(1)
– short-term loans		8		
– share capital	(73)	4		
	6	300	5	2
26.10 TRANSLATION OF FOREIGN CASH AND CASH EQUIVALENTS				
Translation differences on cash and cash equivalents	36	191		

27. BUSINESS COMBINATION

On 27 February 2007, the group acquired 100% of the issued share capital of Rosh Pinah Mine Holdings (Pty) Limited, which is included in the base metals business segment.

The acquired business contributed neither revenue nor operating profits to the group for the period from 27 February 2007 to 31 December 2007.

This transaction increased the Exxaro effective shareholding in Rosh Pinah Zinc Corporation (Pty) Limited from 89,5% to 93,9%.

	2007 Rm
Details of assets acquired are as follows:	
Purchase consideration:	
– cash paid on acquisition	(8)
– fair value of assets acquired	8
Goodwill	
The assets and liabilities arising from the acquisition are as follows:	
– property, plant and equipment	18
– investments	15
– interest-bearing borrowings	(25)
Fair value of net assets	8
Total purchase consideration	(8)
Cash outflow on acquisition of subsidiary (refer to cash flow statement)	(8)

28. FINANCIAL INSTRUMENTS

28.1 CARRYING AMOUNTS OF FINANCIAL INSTRUMENTS

The tables below set out the group's and company's classification of each class of financial assets and liabilities, as well as their fair values.

	At fair value through profit or loss	
	Held-for-trading Rm	Designated Rm
GROUP		
2007		
ASSETS		
Non-current assets		
Property, plant and equipment		
Biological assets		
Intangible assets		
Investments in associates and joint ventures		
Deferred taxation		
Financial assets, consisting of:		282
– Exxaro Environmental Rehabilitation Trust asset		274
– Richards Bay Coal Terminal (RBCT)		
– New Africa Mining fund		2
– Igoda		
– Mafube		
– Ndzalama game reserve		6
– long-term receivables		
Total non-current assets		282
Current assets		
Inventories		
Trade and other receivables		10
Derivative financial instruments	47	
Cash and cash equivalents		
Total current assets	47	10
Non-current assets classified as held for sale		
Total assets	47	292
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital		
Non-distributable reserves		
Retained earnings		
Equity attributable to equity holders of the parent		
Minority interest		
Total equity		
Non-current liabilities		
Interest-bearing borrowings		82
Non-current provisions		
Deferred taxation		
Total financial non-current liabilities		82
Current liabilities		
Trade and other payables		
Derivative financial instruments	96	
Interest-bearing borrowings		69
Taxation		
Current provisions		
Total current liabilities	96	69
Total liabilities	96	151

Held-to-maturity investments at amortised cost Rm	Loans and receivables at amortised cost Rm	Available-for-sale financial assets at fair value Rm	Financial liabilities at amortised cost Rm	Non-financial assets and liabilities at cost Rm	Total carrying amount Rm	Fair value of financial instruments Rm
				8 235	8 235	
				30	30	
				76	76	
				757	757	
				732	732	
	429	320			1 031	1 031
					274	274
		290			290	290
					2	2
		25			25	25
		5			5	5
					6	6
	429				429	429
	429	320		9 830	10 861	
				1 531	1 531	
21	1 853				1 884	1 884
					47	47
	850				850	850
21	2 703			1 531	4 312	
				2	2	
21	3 132	320		11 363	15 175	
				2 067	2 067	
				1 502	1 502	
				6 235	6 235	
				9 804	9 804	
				19	19	
				9 823	9 823	
			938	239	1 259	1 044
				1 329	1 329	
				1 077	1 077	
			938	2 645	3 665	
			1 353		1 353	1 353
					96	96
				5	74	74
				137	137	
				27	27	
			1 353	169	1 687	
			2 291	12 637	15 175	

28. FINANCIAL INSTRUMENTS (continued)

28.1 CARRYING AMOUNTS OF FINANCIAL INSTRUMENTS *(continued)*

	At fair value through profit or loss	
	Held-for-trading Rm	Designated Rm
GROUP		
2006		
ASSETS		
Non-current assets		
Property, plant and equipment		
Biological assets		
Intangible assets		
Investments in associates and joint ventures		
Deferred taxation		
Financial assets, consisting of:		348
– Exxaro Environmental Rehabilitation Trust asset		237
– Richards Bay Coal Terminal (RBCT)		
– New Africa Mining Fund		13
– Igoda		
– Mafube		
– Ndzalama game reserve		6
– Mineral Deposits Limited		92
– long-term receivables		
– other		
Total non-current assets		348
Current assets		
Inventories		
Trade and other receivables		9
Derivative financial instruments	11	
Cash and cash equivalents		
Total current assets	11	9
Non-current assets classified as held for sale		
Total assets	11	357
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital		
Non-distributable reserves		
Retained earnings		
Equity attributable to equity holders of the parent		
Minority interest		
Total equity		
Non-current liabilities		
Interest-bearing borrowings		
Non-current provisions		
Deferred taxation		
Total financial non-current liabilities		
Current liabilities		
Trade and other payables		
Derivative financial instruments	4	
Interest-bearing borrowings		
Taxation		
Current provisions		
Shareholders for dividends		
Total current liabilities	4	
Total liabilities	4	

As disclosed in the table above, financial liabilities with a carrying amount and fair value of R151 (2006: R0) have been designated at fair value through profit or loss.

Held-to-maturity investments at amortised cost Rm	Loans and receivables at amortised cost Rm	Available-for-sale financial assets at fair value Rm	Financial liabilities at amortised cost Rm	Non-financial assets and liabilities at cost Rm	Total carrying amount Rm	Fair value of financial instruments Rm
				7 583	7 583	
				26	26	
				69	69	
				384	384	
				748	748	
21	271	53			693	693
					237	237
		23			23	23
					13	13
		25			25	25
		5			5	5
					6	6
					92	92
	271				271	271
21					21	21
21	271	53		8 810	9 503	
				1 391	1 391	
	1 643				1 652	1 652
					11	11
	906				906	906
	2 549			1 391	3 960	
				2	2	
21	2 820	53		10 203	13 465	
				5 139	5 139	
				1 205	1 205	
				1 798	1 798	
				8 142	8 142	
				27	27	
				8 169	8 169	
			965	249	1 214	848
				931	931	
				1 116	1 116	
			965	2 296	3 261	
			1 317		1 317	1 317
					4	4
			619	(6)	613	619
				67	67	
				30	30	
			4		4	4
			1 940	91	2 035	
			2 905	10 556	13 465	

28. FINANCIAL INSTRUMENTS (continued)

28.1 CARRYING AMOUNTS OF FINANCIAL INSTRUMENTS (continued)

	At fair value through profit or loss	
	Held-for-trading Rm	Designated Rm
COMPANY		
2007		
ASSETS		
Non-current assets		
Property, plant and equipment		
Intercompany loans debits		
Investments in subsidiaries		
Deferred taxation		
Financial assets, consisting of:		10
– Exxaro Environmental Rehabilitation Trust asset		8
– New Africa Mining fund		2
Total non-current assets		10
Current assets		
Trade and other receivables		5
Cash and cash equivalents		
Total current assets		5
Total assets		15
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital		
Non-distributable reserves		
Retained earnings		
Total equity		
Non-current liabilities		
Interest-bearing borrowings		
Non-current provisions		
Total financial non-current liabilities		
Current liabilities		
Trade and other payables		
Interest-bearing borrowings		
Taxation		
Total current liabilities		
Total liabilities		

Held-to-maturity investments at amortised cost Rm	Loans and receivables at amortised cost Rm	Available-for-sale financial assets at fair value Rm	Financial liabilities at amortised cost Rm	Non-financial assets and liabilities at cost Rm	Total carrying amount Rm	Fair value of financial instruments Rm
				133	133	
	450				450	
				1 514	1 514	
				97	97	
					10	10
					8	8
					2	2
	450			1 744	2 204	
21	4 557				4 583	4 583
	306				306	306
21	4 863				4 889	
21	5 313			1 744	7 093	
				2 244	2 244	
				883	883	
				3 118	3 118	
				6 245	6 245	
			450		450	450
				24	24	
			450	24	474	
			327		327	327
			55		55	55
				(8)	(8)	
			382	(8)	374	
			832	6 261	7 093	

28. FINANCIAL INSTRUMENTS (continued)

28.1 CARRYING AMOUNTS OF FINANCIAL INSTRUMENTS (continued)

	At fair value through profit or loss	
	Held-for-trading Rm	Designated Rm
COMPANY		
2006		
ASSETS		
Non-current assets		
Property, plant and equipment		
Intercompany loans debits		
Investments in subsidiaries		
Deferred taxation		
Financial assets, consisting of:		21
– Exxaro Environmental Rehabilitation Trust asset		8
– New Africa Mining fund		13
– other		
Total non-current assets		21
Current assets		
Trade and other receivables		5
Cash and cash equivalents		
Total current assets		5
Total assets		26
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital		
Non-distributable reserves		
Retained loss		
Total equity		
Non-current liabilities		
Interest-bearing borrowings		
Non-current provisions		
Total financial non-current liabilities		
Current liabilities		
Trade and other payables		
Interest-bearing borrowings		
Taxation		
Total current liabilities		
Total liabilities		

Held-to-maturity investments at amortised cost Rm	Loans and receivables at amortised cost Rm	Available-for-sale financial assets at fair value Rm	Financial liabilities at amortised cost Rm	Non-financial assets and liabilities at cost Rm	Total carrying amount Rm	Fair value of financial instruments Rm
				109	109	
	405				405	
				1 513	1 513	
				76	76	
21					42	42
					8	8
					13	13
21					21	21
21	405			1 698	2 145	
	5 054				5 059	5 059
	290				290	290
	5 344				5 349	
	5 749			1 698	7 494	
				5 316	5 316	
				783	783	
				(280)	(280)	
				5 819	5 819	
			405		405	405
				21	21	
			405	21	426	
			646		646	646
			619		619	619
				(16)	(16)	
			1 265	(16)	1 249	
			1 670	5 824	7 494	

28. FINANCIAL INSTRUMENTS (continued)

28.1 CARRYING AMOUNTS OF FINANCIAL INSTRUMENTS (continued)

As disclosed in the table above, there were no financial liabilities designated at fair value through profit or loss as at 31 December 2007 or 2006 for the company.

The carrying amount of the financial liabilities designated at fair value through profit or loss at 31 December 2007 was R2 million lower than the contractual amount at maturity date (2006: R0) for the group.

The Exxaro Environmental Rehabilitation Fund (EERF), previously Kumba Environmental Rehabilitation Fund, was created and complies with the requirements of both the Minerals and Petroleum Resources activities. The EERF receives, holds and invests funds contributed by the Exxaro group of companies for the rehabilitation or management of negative environmental impacts associated with mining and exploration activities. The EERF receives, holds and invests funds contributed by the Exxaro mining operations, which contributions are aimed at providing for sufficient funds at date of estimated closure of mining activities to address the rehabilitation and environmental impacts.

The trustees of the fund are appointed by Exxaro and consist of sufficiently qualified Exxaro employees capable of fulfilling their fiduciary duties. The funds are invested by Exxaro's in-house treasury department with reputable financial institutions in accordance with a strict mandate to ensure capital preservation and real growth. Funds accumulated for a specific mine or exploration project can only be utilised for the rehabilitation and environmental impacts of that specific mine or project.

If a mine or exploration project withdraws from the fund for whatever valid reason, the funds accumulated for such mine or exploration project are transferred to a similar fund approved by the Commissioner of South African Revenue Services. The fund cannot be closed down without the permission of the Commissioner of the South African Revenue Services.

Included in the long-term receivables is an amount of R388 million (2006: R203 million) recoverable from Eskom in respect of the rehabilitation and environmental expenditure of the Matla and Arnot mines at the end-of-life of these mines. The corresponding anticipated liability is disclosed as part of non-current provisions (refer note 23).

R179 million (2006: R155 million) of the investments designated at fair value through profit or loss and the EERF are equity investments listed on JSE Ltd.

A two percent increase in the JSE industry average at reporting date would have increased equity by R2,8 million (2006: R8,2 million) after tax; an equal change in the opposite direction would have decreased equity by R0,9 million (2006: R2 million). The impact on profit or loss would have been an increase or decrease of R1,9 million (2006: R1,7 million) after tax. The analysis has been performed on the same basis for 2006.

There were no allowances for impairments on long-term receivables or investments in equity instruments at cost during the period under review.

FAIR VALUES

At 31 December 2007 the carrying amounts of cash and cash equivalents, trade and other receivables and trade and other payables approximate their fair values due to the short-term maturities of these assets and liabilities.

Of the financial assets and liabilities as at 31 December 2007 and 2006, the interest-bearing borrowings had their fair values determined based on published price quotation in active market. The borrowings' Net Present Value (NPV) is calculated using the Nominal Annual Compounding Annually (NACA) rate.

No financial assets and liabilities had their fair value determined using valuation techniques during the year ended 31 December 2007 or 2006.

For the financial year ended 31 December 2007, the investment in Richards Bay Coal Terminal (RBCT) had no active market available. RBCT is the largest single export coal terminal in the world and is situated in Richards Bay. It is a 24-hour operation shipment/export. Exxaro acquired 8 662 shares (1,20% stake) in RBCT through the merger of the former Eyesizwe (Pty) Ltd and Kumba Resources Limited which was valued at R2 million on 1 November 2006. Additional 10 000 shares were acquired in RBCT on 30 June 2007 for R213 million. These shares were purchased at a price of $30 million. The 10 000 ordinary shares entitle Exxaro to a 1,39% shareholding in RBCT. The 10 000 shares also entitle Exxaro to 1 Mt ton of export allocation. All the shareholders in RBCT acquire equity instruments in order to obtain the right to export coal.

28. FINANCIAL INSTRUMENTS (continued)

The South Dunes Coal Terminal Co. (Pty) Limited (SDCT) also holds an investment in RBCT, of which Exxaro Coal (a 100% subsidiary of Exxaro Resources Limited) holds 33% in SDCT, with the effective value of R74 million at 31 December 2007 (2006: R20 million). All this coupled with minor wharfage expenses, result in the overall investment in RBCT with a carrying value of R290 million. The fair value could not be measured reliably because RBCT shares do not form part of an active market as there are no other shares available in South Africa. Willing buyers and sellers cannot be found at any time (restricted to a select few) of the same nature (homogenous) and prices are not available to the public. Although one could attach a certain set of market influences that significantly affect the value of such shares, the volatility of e.g. freight rates would cause the valuation to vary significantly.

The fair value of financial instruments at initial recognition was determined to be the transaction price. Upon initial recognition no differences existed as a result of the fair value upon initial recognition differing to the value of the financial instrument determined using a valuation technique.

Subsequent to initial recognition, as the fair value of the Investment in RBCT could not be measured reliably, the investment has been carried at cost. The carrying value of the investment in RBCT is R290 million (2006: R23 million).

It is not anticipated that the RBCT investment will be disposed of in the near future as the group has no intent to dispose of it.

28.2 RECLASSIFICATION OF FINANCIAL ASSETS

No reclassification of financial assets occurred during the period.

28.3 DERECOGNITION OF FINANCIAL ASSETS

An investment designated at fair value through profit or loss was disposed of during the year under review. The entire investment qualified for derecognition.

The investment comprised of a 3,78% equity interest in Mineral Deposits Limited, an entity listed on the Australian Stock Exchange, and was sold on 2 July 2007 resulting in a net cash inflow of R84,6 million (AUD 14,0 million).

The group did not enter into transactions whereby it transferred assets recognised on its balance sheet whilst retaining the risks and rewards of the transferred asset during the period under review.

28.4 STATEMENT OF CHANGES IN EQUITY

Included in the statement of changes in equity are the following adjustments relating to financial instruments:

	GROUP		COMPANY	
	2007 Rm	**2006 Rm**	**2007 Rm**	**2006 Rm**
Effective portion of change in fair value of cash flow hedge	(36)	33		
Fair value of cash flow hedges transferred to profit or loss		8		
Amount removed from equity and included in initial carrying amount or cost of non-financial asset	1			
	(35)	41		
The above amounts are split in the reserves as follows:				
Hedging reserve	(35)	41		

28. FINANCIAL INSTRUMENTS (continued)

28.5 RISK MANAGEMENT

28.5.1 Financial risk management

The group's corporate treasury function (other than Exxaro Australia Sands Pty Limited which operates on a decentralised basis but within the approved group policies), provides financial risk management services to the business, co-ordinates access to domestic and international financial markets, and monitors and manages the financial risks relating to the operations of the group through internal risk reports which analyses exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk, and price risk), credit risk and liquidity risk. The group's objectives, policies and processes for measuring and managing these risks are detailed below. The group's management of capital is detailed in the report of the directors.

The group seeks to minimise the effects of these risks by using derivative financial instruments to hedge these risk exposures. The use of derivative financial and exposure limits is reviewed by the internal auditors on a continuous basis and results are reported to the board audit committee.

The group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes. The group enters into financial instruments to manage and reduce the possible adverse impact on earnings of changes in interest rates, foreign currency exchange rates and commodity prices. Compliance with policies and exposure limits is reviewed by the internal auditors annually, with the results being reported to the audit committee.

28.5.2 Market risk management

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates, commodity prices and equity prices will affect the group's income or the value of its holdings of financial instruments.

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

The group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates (see 28.5.2.1 below), commodity prices (see 28.5.2.2 below) and interest rates (see 28.5.2.3 below). The group enters into a variety of derivative financial instruments to manage its exposure to interest rate, foreign currency risks and commodity price risks, including:

- forward foreign exchange contracts to hedge the exchange rate risk arising on the export of coal, base metal and mineral sands products as well as imported capital expenditure;
- forward interest rate contracts to manage interest rate risk;
- interest rate swaps to manage the risk of rising interest rates;
- forward exchange contracts to hedge the commodity prices arising on the export of zinc and lead.

28.5.2.1 Foreign currency risk management

The group undertakes transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise.

The currency in which transactions are entered into is mainly denominated in US Dollars (USD), Euro, and Australian Dollars (AUD). Exchange rate exposures are managed within approved policy parameters utilising forward exchange contracts (FEC's), currency options and currency swap agreements.

The group maintains a fully covered exchange rate position in respect of foreign currency borrowings and imported capital equipment resulting in these exposures being fully converted to rand. Trade-related import exposures are managed through the use of economic hedges arising from export revenue as well as through FEC's. Trade-related export exposures are hedged using FEC's and options with specific focus on short-term receivables.

Uncovered foreign debtors at 31 December 2007 amount to US$nil million (2006: US$21 million). All capital imports were fully hedged. Imports (other than capital imports) not fully hedged amount to US$nil million (2006: US$8 million). Monetary items have been translated at the closing rate at the last day of the reporting period US$1:R6,80 (2006: US$1:R6,98).

The FEC's which are used to hedge foreign currency exposure mostly have a maturity of less than one year from the reporting date. When necessary, FEC's are rolled over at maturity.

Pre-tax unrealised exchange gains or losses amounting to R93 million (31 December 2006: R41 million) arising from the revaluation of Exxaro Australia Sands (Pty) Limited foreign currency loans which are a natural hedge against specific future export sales revenue, are recognised in equity as hedge accounting has been applied.

28. **FINANCIAL INSTRUMENTS** (continued)

28.5 **RISK MANAGEMENT** (continued)

The following significant exchange rates applied for both group and company during the year:

	Average spot rate	Average achieved rate	Closing spot rate
2007			
USD	**7,03**	**7,26**	**6,80**
Euro	**9,62**	**9,48**	**10,02**
Canadian Dollar	**6,56**	**6,27**	**6,96**
Australian Dollar	**5,89**	**5,19**	**6,00**
2006			
USD	6,70	6,76	6,98
Euro	8,50	8,24	9,15
Canadian Dollar	5,93	6,44	6,02
Australian Dollar	5,02	5,28	5,53

Foreign currency

Material FEC's and currency options, which relate to specific balance sheet items, that do not form part of a hedging relationship or for which hedge accounting was not applied at 31 December 2007 and 31 December 2006, are summarised as follows:

GROUP	Market related value Rm	Foreign amount million	Contract value Rm	Recognised fair value profits/(losses) Rm
2007				
Exports				
United States Dollar – FEC's	**137**	**20**	**143**	**6**
2006				
Exports				
United States Dollar – FEC's	105	14	102	(3)
Imports				
United States Dollar – FEC's	72	10	74	(2)

28. FINANCIAL INSTRUMENTS (continued)

28.5 RISK MANAGEMENT (continued)

Cash flow hedges – foreign currency risk

The group has entered into certain forward exchange contracts, which relate to specific foreign commitments not yet due and export earnings for which the proceeds are not yet receivable. Details of the contracts at 31 December 2007 and 31 December 2006 are as follows:

GROUP 2007	Market related value Rm	Foreign currency million	Contract value Rm	Recognised fair value in equity Rm
Imports				
United States Dollar – FEC's				
Less than 3 months	62	9	62	
3 months	3		3	
6 months	26	4	27	(1)
1 year	1		1	
Total	92	13	93	(1)
Euro – FEC's				
Less than 3 months	1		1	
Total	1		1	
Exports				
United States Dollar – Note holders loan				
> 3 year	397	60	304	93
Attributable to tax				(31)
Total	397	60	304	62

Note: In respect of a US$60 million (2006: US$60 million) loan liability of Exxaro Australia Sands Pty Limited, an economic hedge exists between US$ revenue and US$ borrowings. Accordingly, future sales proceeds to be applied to the repayment of US$ borrowings are recorded at the historical exchange rate effective at the date of loan draw down.

With respect to the above-mentioned cash flow hedges, the future expected cash flows are represented below:

	2008 Rm	2009 Rm	>2009 Rm	Total Rm
Expected future cash flows				
– United States Dollar – FEC's	93			93
– Euro - FEC's	1			1
– United States Dollar – Note holders loan			304	304
Expected gain/(loss) in profit or loss				
– United States Dollar – Note holders loan			93	93

28. **FINANCIAL INSTRUMENTS** (continued)

28.5 **RISK MANAGEMENT** (continued)

GROUP 2006	Market related value Rm	Foreign currency million	Contract value Rm	Recognised fair value in equity Rm
Imports				
United States Dollar – FEC's				
Less than 3 months	17	2	18	(1)
3 months	6	1	6	
6 months	13	2	13	
1 year	10	1	10	
Total	46	6	47	(1)
Euro – FEC's				
Less than 3 months	9	1	9	
Total	9	1	9	
Canadian Dollar – FEC's				
Less than 3 months	1		1	
Total	1		1	
Australian Dollars – FEC's				
Less than 3 months	4	1	4	
6 months	4	1	4	
1 year	3		3	
Total	11	2	11	
Exports				
United States Dollar – Note holders loan				
> 3 year	407	60	366	41
Attributable to tax				(16)
Total	407	60	366	25

With respect to the above-mentioned cash flow hedges, the future expected cash flows are represented below:

	2007 Rm	2008 Rm	2009 Rm	> 2009 Rm	Total Rm
Expected future cash flows					
– United States Dollar – FEC's	**37**	10			47
– Euro – FEC's	**9**				9
– Canadian Dollar – FEC's	**1**				1
– Australian Dollars – FEC's	**8**	3			11
– United States Dollar – Note holders loan				366	366
Expected gain/(loss) in profit or loss					
– United States Dollar – FEC's	**(1)**				(1)
– United States Dollar – Note holders loan				41	41

28. FINANCIAL INSTRUMENTS (continued)

28.5 RISK MANAGEMENT (continued)

COMPANY	Market related value Rm	Foreign currency million	Contract value Rm	Recognised fair value in equity Rm
2007				
Imports				
United States Dollar – FEC's				
Less than 3 months	1	0,2	1	
Total	1	0,2	1	

With respect to the above-mentioned cash flow hedges, the future expected cash flows are represented below:

	2008 Rm	2009 Rm	2010 Rm	Total Rm
Expected future cash flows				
– United States Dollar – FEC's	1			1

No gains or losses are expected from these FEC's

	Market related value Rm	Foreign currency million	Contract value Rm	Recognised fair value in equity Rm
2006				
Imports				
United States Dollar – FEC's				
Less than 3 months	1	0,2	1	
Total	1	0,2	1	
Euro – FEC's				
Less than 3 months	5	1	5	
Total	5	1	5	

With respect to the above-mentioned cash flow hedges, the future expected cash flows are represented below:

	2007 Rm	2008 Rm	2009 Rm	Total Rm
Expected future cash flows				
– United States Dollar – FEC's	1			1
– Euro – FEC's	5			5

No gains or losses are expected from these FEC's

28. FINANCIAL INSTRUMENTS (continued)

28.5 RISK MANAGEMENT (continued)

Foreign currency sensitivity

The following table includes outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% increase in foreign currency rates and details the group and company sensitivity thereof. Foreign currency denominated monetary items such as cash balances, trade receivables, trade payables and loans have been included in the analysis. A positive number represents a gain whilst a negative number represents a loss.

For exports (US$), an increase in the exchange rate of the rand (ZAR) against the dollar (US$) (e.g., FEC taken out on exports at R6,10:US$1, with actual rate coming out at R6,50:US$1) represents a weakening of the rand against the US dollar, which results in a loss incurred of R0,40.

	Profit or (loss)		Equity	
Group	**2007 Rm**	**2006 Rm**	**2007 Rm**	**2006 Rm**
US$	68	90	(29)	(29)
Euro	2	2	2	2
Company				
US$	21	13		

For imports (Euro), an increase in the exchange rate of the rand (ZAR) against the euro (e.g., FEC taken out on exports at R10,00:€1, with actual rate coming out at R11,00:€1) represents a weakening of the rand against the euro, which results in a gain incurred of R1,00.

A 10% decrease in the rand against each foreign exchange rate would have an equal but opposite effect on the above, on the basis that all other variables remain constant.

28.5.2.2 Commodity risk management

The group enters into commodity derivatives to hedge certain of its export product exposures, in terms of lead and zinc prices. As of 31 December 2007 the net fair value of commodity derivatives reflected a R92 million loss (2006: R0 million). The potential loss in fair value for such commodity hedging derivatives from a hypothetical adverse 10% move against Exxaro's position in commodity prices would be approximately R2 million.

Prices for future purchases and sales of goods and services are generally established on normal commercial terms through agents or direct with suppliers and customers. Price hedging is undertaken on a limited scale for future zinc sales at Rosh Pinah Zinc Corporation (Pty) Limited and Exxaro Base Metals (Pty) Limited to secure operating margins and reduce cash flow volatility. Price hedging is also undertaken for future lead sales at Rosh Pinah.

The potential profit or loss in accounting for changes in fair value for such commodity hedging derivatives assuming an adverse 10% move in commodity prices is demonstrated below. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for 2006.

	Profit or (loss)		Equity	
	2007 Rm	**2006 Rm**	**2007 Rm**	**2006 Rm**
Lead			(2)	

The impact of the zinc sensitivity is less than a million.

A 10% positive move against the above commodity prices at 31 December would have had the equal but opposite effect on the above derivatives to the amounts shown above, on the basis that all other variables remain constant.

28. FINANCIAL INSTRUMENTS (continued)

28.5 RISK MANAGEMENT (continued)

Cash flow hedges – commodity risk

The forward hedged position at balance sheet date is shown below:

2007	Tons	Market related value Rm	Foreign currency value million	Contract in equity Rm	Recognised fair value Rm
Recognised transactions	13 000	213	18	121	(92)
Attributable to:					
– tax					34
– minority shareholders					4
	13 000	213	18	121	(54)

With respect to the above-mentioned hedges, the future expected cash flows are represented below:

	31-Dec-08	31-Dec-09	31-Dec-10	Total
Expected future cash outflows	66	34	21	121
Expected gain/(loss) in profit or loss	(37)	(30)	(25)	(92)
2006				
Recognised transactions				

28.5.2.3 Interest rate risk management

The group is exposed to interest rate risk as it borrows and deposits funds at both fixed and floating interest rates on the money market. The risk is managed by maintaining an appropriate mix between fixed and floating rate borrowings taking into account future interest rate expectations. The risk is also managed by entering into interest rate swaps. The financial institutions chosen are subject to compliance with the relevant regulatory bodies. A proportion of term borrowings was entered into at floating interest rates in anticipation of a decrease in the interest rate cycle.

The interest rate repricing profile is summarised below:

At 31 December 2007	1 – 6 months Rm	7 – 12 months Rm	Beyond 1 year Rm	Total borrowings Rm
Term borrowings	681		652	1,333
% of total borrowings	51		49	100
At 31 December 2006				
Term borrowings	557		657	1,214
Call borrowings	613			613
	1,170		657	1,827
% of total borrowings	64		36	100

The following table reflects the potential impact on earnings, given a movement in interest rates of 50 basis points:

	Increase of 50 basis points in interest rate		Decrease of 50 basis points in interest rate	
	2007 Rm	2006 Rm	2007 Rm	2006 Rm
Profit or (loss)	(3)	(2)	3	2

28. **FINANCIAL INSTRUMENTS** (continued)

28.5 **RISK MANAGEMENT** (continued)

28.5.3 **Liquidity Risk Management**

Liquidity risk is the risk that the group will not be able to meet its financial obligations as they fall due. The group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the group's reputation.

The ultimate responsibility for liquidity risk management rests with the board of directors, which has built an appropriate liquidity risk management framework for the management of the group's short, medium and long-term funding and liquidity management requirements.

The group manages liquidity risk by monitoring forecast cash flows in compliance with loan covenants and ensuring that adequate unutilised borrowing facilities are maintained. The group aims to cover at least its net debt requirements through long-term borrowing facilities.

Financial guarantee liabilities are initially recognised at their fair value, and the initial fair value is amortised over the life of the financial guarantee. The guarantee liability is subsequently carried at the higher of this amortised amount and the present value of any expected payment if a payment under the guarantee has become probable.

Financial guarantees are included within other liabilities.

Borrowing capacity is determined by the directors in terms of the articles of association, from time to time:

	Group		Company	
	2007 Rm	**2006 Rm**	**2007 Rm**	**2006 Rm**
Amount approved	**12 254**	10 178	**2 600**	4 648
Total borrowings	**1 333**	1 827	**505**	1 024
Unutilised borrowing capacity	**10 921**	8 351	**2 095**	3 624

The group's capital base, the borrowing powers of the company and the group were set at 125% of shareholders' funds for both the 2007 and 2006 financial years.

Standard payment terms for the majority of trade payables is the end of the month following the month in which the goods are received or services are performed.

A number of trade payables do however have shorter contracted payment periods.

To avoid incurring interest on late payments, financial risk management policies and procedures are entrenched to ensure the timeous matching of orders placed with goods received notes or services acceptances and invoices.

28. FINANCIAL INSTRUMENTS (continued)

28.5.3 LIQUIDITY RISK MANAGEMENT (continued)

Maturity profile of financial instruments

The following table details the group's contractual maturities of financial liabilities, including interest payments:

	Carrying amount Rm	Contractual cash flows Rm	Maturity 0-12 months Rm	1-2 years Rm	2-5 years Rm	More than 5 years Rm
Group						
2007						
Financial assets						
Exxaro Environmental Rehabilitation Trust asset	274	274		82	45	147
Richards Bay Coal Terminal (RBCT)	290	290				290
New Africa Mining Fund	2	2			2	
Igoda	25	25				25
Mafube	5	5				5
Ndzalama game reserve	6	6		6		
Long-term receivables	429	429		1		428
Trade and other receivables	1 884	1 884	1 884			
Derivative financial instruments	47	47	47			
Cash and cash equivalents	850	850	850			
	3 812	3 812	2 781	89	47	895
Percentage profile (%)	100	100	73	2	1	24
Financial liabilities						
Interest-bearing borrowings	1 089	1 089	69	96	525	399
Trade and other payables	1 353	1 353	1 353			
Shareholders for dividends						
	2 442	2 442	1 422	96	525	399
Percentage profile (%)	100	100	58	4	22	16
Derivative financial liabilities (included in the above)						
Interest rate swaps used for hedging						
Foreign exchange forward contracts used for hedging						
– Sell	143					
Other forward exchange contracts						
– Buy	91					

28. FINANCIAL INSTRUMENTS (continued)

28.5.3 LIQUIDITY RISK MANAGEMENT (continued)

	Carrying amount Rm	Contractual cash flows Rm	Maturity 0-12 months Rm	1-2 years Rm	2-5 years Rm	More than 5 years Rm
Group						
2006						
Financial assets						
Exxaro Environmental Rehabilitation Trust asset	237	237		24	14	199
New Africa Mining fund	13	13				13
Richard Bay Coal Terminal (RBCT)	23	23				23
Igoda	25	25				25
Mafube	5	5				5
Ndzalama game reserve	6	6			6	
Mineral Deposits Limited	92	92				92
Long-term receivables	271	271		21	31	219
Other	21	21		21		
Trade and other receivables	1 652	1 652	1 652			
Derivative financial instruments	11	11	11			
Cash and cash equivalents	906	906	906			
	3 262	3 262	2 569	66	51	576
Percentage profile (%)	*100*	*100*	*79*	*2*	*1*	*18*
Financial liabilities						
Interest-bearing borrowings	1 584	1 584	619		406	559
Trade and other payables	1 317	1 317	1 317			
Derivative financial instruments	4	4	4			
Shareholders for dividends	4	4	4			
	2 909	2 909	1 944		406	559
Percentage profile (%)	*100*	*100*	*67*		*14*	*19*
Derivative financial liabilities (included in the above)						
Recognised transactions						
– Buy	74					
– Sell	102					
Forecast transactions						
– Buy	67					

28. FINANCIAL INSTRUMENTS (continued)

28.5.3 LIQUIDITY RISK MANAGEMENT (continued)

			Maturity			
	Carrying amount Rm	Contractual cash flows Rm	0-12 months Rm	1-2 years Rm	2-5 years Rm	More than 5 years Rm
Company						
2007						
Financial assets						
Exxaro Environmental Rehabilitation Trust asset	8	8			8	
Other	2	2			2	
Intercompany loan debits	450	450			369	81
Trade and other receivables	4 583	4 583	4 583			
Cash and cash equivalents	306	306	306			
	5 349	5 349	4 889		379	81
Percentage profile (%)	*100*	*100*	*91*		*7*	*2*
Financial liabilities						
Interest-bearing borrowings	505	505	55		369	81
Trade and other payables	327	327	327			
Shareholders for dividends						
	832	832	382		369	81
Percentage profile (%)	*100*	*100*	*46*		*44*	*10*
Derivative financial liabilities (included in the above)						
Forecasted transactions – Buy	2					
2006						
Financial assets						
Exxaro Environmental Rehabilitation Trust asset	8	8			8	
New Africa Mining fund	13	13			13	
Other	21	21			21	
Intercompany loan debits	405	405			243	162
Trade and other receivables	5 059	5 059	5 059			
Cash and cash equivalents	290	290	290			
	5 796	5 796	5 349		285	162
Percentage profile (%)	*100*	*100*	*92*		*5*	*3*
Financial liabilities						
Interest-bearing borrowings	1 024	1 024	619		243	162
Trade and other payables	646	646	646			
Shareholders for dividends						
	1 670	1 670	1 265		243	162
Percentage profile (%)	*100*	*100*	*76*		*14*	*10*
Derivative financial liabilities (included in the above)						
Other forward exchange contracts – outflow	7					

28. **FINANCIAL INSTRUMENTS** (continued)

28.5.4 CREDIT RISK MANAGEMENT

Credit risk relates to potential default by counterparties on cash and cash equivalents, investments, trade receivables and hedged positions.

The group limits its counterparty exposure arising from money market and derivative instruments by only dealing with well-established financial institutions of high credit standing. The group exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded are spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the board annually.

Trade receivables consist of a number of customers with whom Exxaro has long-standing relationships. A high portion of term supply arrangements exists with such clients resulting in limited credit exposure which exposure, where dictated by customer credit worthiness or country risk assessment, is further mitigated through a combination of confirmed letters of credit and credit risk insurance.

Exxaro establishes an allowance for non-recoverability or impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have historical data of payment statistics for similar financial assets.

At the reporting date, the amount of change in the fair value of financial liabilities designated at fair value through profit or loss, attributable to credit risk is as follows:

	Group		Company	
	2007 Rm	2006 Rm	2007 Rm	2006 Rm
Cumulative	6		—	—
Current financial year	6		—	—

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. None of the financial instruments below were held as collateral for any security provided.

The maximum exposure to credit risk at both reporting dates was equal to the carrying value of financial assets for both group and company.

28. FINANCIAL INSTRUMENTS (continued)

28.5.4 CREDIT RISK MANAGEMENT (continued)

Detail of the trade receivables credit risk exposure

	Group		Company	
	2007 %	2006 %	2007 %	2006 %
By industry				
Manufacturing (including structural metal)	70	76		
Public utilities	19	21		
Other	11	3		
	100	100		
By geographical area				
South Africa	50	59		
Asia	4	6		
Europe	20	11		
USA	25	21		
Other	1	3		
	100	100		

The group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Financial guarantees are contracts that require the group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

	Group		Company	
	2007 Rm	2006 Rm	2007 Rm	2006 Rm
The carrying amount of the financial assets at reporting date was:				
Neither past due nor impaired	3 560	3 166	5 346	5 796
– trade and other receivables	1 632	1 556	4 580	5 059
– other financial assets	1 031	693	10	42
– intercompany loan debits			450	405
– derivative financial instruments	47	11		
– cash and cash equivalents	850	906	306	290
Past due or impaired	252	96	3	
– trade and other receivables	252	96	3	
Total financial assets	3 812	3 262	5 349	5 796

The group strives to enter into sales contracts with clients which stipulate the required payment terms. It is expected of each customer that these payment terms are adhered to. Where trade receivables balances become past due, the normal recovery procedures are followed to recover the debt, where applicable new payment terms may be arranged to ensure that the debt is fully recovered. Therefore the credit quality of the above assets deemed to be neither past due nor impaired is considered to be within industry norm.

There were no financial assets with re-negotiated terms during the 2007 or 2006 reporting periods.

28. FINANCIAL INSTRUMENTS (continued)

28.5.4 CREDIT RISK MANAGEMENT (continued)

Age analysis of financial assets

	Group		Company	
	2007 Rm	2006 Rm	2007 Rm	2006 Rm
Past due but not impaired				
1 – 30 days overdue	**190**	67		
31 – 60 days overdue	**16**	14		
61 – 90 days overdue	**18**	17		
90+ days overdue	**27**	1		
Total carrying amount of financial instruments past due but not impaired	**251**	99		
Past due and impaired				
90+ days overdue	**1**	(3)	**3**	
Total carrying amount of financial instruments past due and impaired	**1**	(3)	**3**	
Total carrying amount of financial instruments past due or impaired	**252**	96	**3**	

Before the financial instruments can be impaired, they are evaluated for the possibility of any recovery as well as the length of time at which the debt has been long outstanding.

No collateral was held by the Exxaro group as security and other enhancement over the financial assets during the years ended 31 December 2007 or 2006.

Loans and receivables designated at fair value through profit or loss

The group had no loans and receivables designated as at fair value through profit or loss during the period.

Collateral

The group may require collateral in respect of the credit risk on derivative transactions with a third party. The amount of credit risk is the positive fair value of the contract. Collateral may be in the form of cash or in the form of a lien over a debtor's assets, entitling the group to make a claim for current and future liabilities.

The group is also exposed to a situation where a third party may require collateral with respect to the transaction with that third party.

The carrying value of financial assets that may be re-pledged or re-sold by counterparties are as follows:

	Group		Company	
	2007 Rm	2006 Rm	2007 Rm	2006 Rm
Cash and cash equivalents	**11**	2		

These transactions are conducted under terms that are usual and customary to standard lending and borrowing activities.

No financial assets were re-pledged during the year under review for collateral purposes.

Guarantees

The group did not during the period obtain financial or non-financial assets by taking possession of collateral it holds as security or calling on guarantees.

There were no guarantees provided by banks to secure financing during the financial years ended 31 December 2007 or 2006.

28.5.5 OTHER PRICE RISKS

The group is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The group does not actively trade these investments.

29. RELATED PARTY TRANSACTIONS

During the year the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions occurred under terms that are no less favourable than those arranged with third parties.

ASSOCIATES AND JOINT VENTURES

Details of investments in associates and joint ventures are disclosed in note 15 and annexure 2 whilst income is disclosed in note 15. There were no finance costs or expenses in respect of bad debts or doubtful debts incurred with regard to the joint ventures or the associates during the financial years ended 31 December 2007 or 2006.

	2007		2006	
Items of income and expense incurred during the year are as follows:	**Joint ventures Rm**	**Associates Rm**	**Joint ventures Rm**	**Associates Rm**
– group sales of goods	**1**	**86**		7
– group purchases of goods and services	**3**	**205**		78
The outstanding balances at year end are as follows:				
– included in trade and other receivables (refer note 19)		**2**		11
– included in trade and other payables (refer note 25)	**16**	**6**		31
– included in cash and cash equivalents (refer annexure 2)	**337**	**184**	394	
– included in financial assets (refer note 28 and annexure 2)	**74**			20

During both years under review, there was no provision raised for doubtful debts related to the outstanding balances above.

SUBSIDIARIES

Details of income from, and investments in subsidiaries are disclosed in notes 5 and 16 respectively, as well as in annexure 3.

Corporate service fee from subsidiaries

The following corporate service fees were received by Exxaro Resources Limited for essential services rendered:

	2007 Rm	2006 Rm
Sishen Iron Ore Company (Pty) Limited		58
Exxaro Coal (Pty) Limited	**94**	57
Exxaro Base Metals (Pty) Limited	**52**	17
Exxaro Sands (Pty) Limited	**41**	15
	187	147

SPECIAL PURPOSE ENTITIES

The group has an interest in the following special purpose entities which are consolidated unless otherwise indicated:

Entity	**Nature of business**
Ferrosure (South Africa) Insurance Company Limited	Insurance captive
Exxaro Environmental Rehabilitation Fund	Trust fund for mine closure
Exxaro Employee Empowerment Participation Scheme Trust	Employee share incentive trust
Exxaro Foundation	Local social economic development[1]
Exxaro Chairman's Fund	Local social economic development[1]
Exxaro People Development Initiative	Local social economic development-bridging classes[1]
Kumba Resources Management Share Trust	Management share incentive trust
Merrill Lynch Insurance PCC Limited	Offshore insurance captive

[1]*Non-profit organisations.*

29. RELATED PARTY TRANSACTIONS (continued)

DIRECTORS

Details relating to directors' emoluments and shareholdings (including options) in the company are disclosed in the report of the directors.

SENIOR EMPLOYEES

Details relating to option and share transactions are disclosed in note 31.

KEY MANAGEMENT PERSONNEL

For Exxaro Resources Limited other than the executive and non-executive directors, no other key management personnel were identified. Refer to page 161 for details on directors' remuneration.

For the group, the directors of the major subsidiaries have been identified as being key management personnel. The major subsidiaries are considered to be the following:

Sishen Iron Ore Company (Pty) Limited[1]
Exxaro Coal (Pty) Limited
Exxaro TSA Sands (Pty) Limited
Exxaro Sands (Pty) Limited
Exxaro Australia Sands Pty Limited
Exxaro Base Metals (Pty) Limited
Kumba International BV[1]
Exxaro International BV

	2007 Rm	2006 Rm
Short-term employee benefits	59	43
Termination benefits	9	5
Share-based payments – related expense	4	23
Total compensation paid to key management personnel	72	71

[1] *Major subsidiary until 31 October 2006.*

ANGLO GROUP

For the period until 31 October 2006 Kumba Resources's majority shareholder and parent was Anglo American Capital Limited, with the ultimate controlling party being Anglo American plc. During 2006, Kumba Resources group purchased goods and services to the value of R295 million from, and sold goods to the value of R52 million to fellow subsidiaries of the Anglo group.

From 1 November 2006, Anglo American Capital Limited and its subsidiaries were no longer considered to be a related party.

There were no outstanding balances at either 31 December 2007 or 2006.

SHAREHOLDERS

The principal shareholders of the company at 31 December 2007 are detailed in the "Analysis of Shareholders" schedule on page 90 of the annual report.

CONTINGENT LIABILITIES

Details are disclosed in note 32.

30. SEGMENT REPORTING

	Iron ore		Coal		Mineral sands	
	2007 Rm	2006 Rm	2007 Rm	2006 Rm	2007 Rm	2006 Rm
BUSINESS SEGMENTATION						
Segment revenue – continuing operations						
– Total revenue			5 087	2 882	2 172	1 859
– Inter-group revenue						
External revenue			5 087	2 882	2 172	1 859
Segment revenue discontinued operations		6 483				
Segment net operating profit/(loss) – continuing operations			885	599	(97)	(698)
Segment net operating profit – discontinued operations		3 098				
Depreciation and amortisation of intangible assets		226	384	208	296	303
Impairment charge and reversals			18			784
Excess over cost of acquisition of minority interest						(36)
Net surplus on disposal of investment		(1 571)				
Fair value adjustment on unbundling on subsidiary						
Other non-cash flow items not disclosed above		14	264	217	47	20
Cash inflow from operations		1 767	1 551	1 024	246	373
Cash generated by operations		3 286	1 577	804	304	235
Income/(loss) from equity accounted investments	746	118				
Capital expenditure		1 214	876	338	193	266
Segment assets and liabilities						
– Assets			4 171	2 905	660	644
– Investments in associates and joint ventures						
– Deferred tax assets			2		526	533
Total assets			4 173	2 905	1 186	1 177
– Liabilities			1 707	1 035	1 175	1 185
– Deferred tax liabilities			903	863	134	194
– Taxation			77	78		(4)
Total liabilities			2 687	1 976	1 309	1 375
Number of employees (number)			5 942	5 782	641	943

Base metals		Industrial minerals		Other		Total	
2007 Rm	2006 Rm	2007 Rm	2006 Rm	2007 Rm	2006 Rm	2007 Rm	2006 Rm
2 732	2 379	159	146	12	32	10 162	7 298
			(24)	(5)	(11)	(5)	(35)
2 732	2 379	159	122	7	21	10 157	7 263
							6 483
688	609	(3)	26	(29)	17 063	1 444	17 599
							3 098
66	60	6	6	11	10	763	813
(1)						17	784
							(36)
	(3)		20		1 515		(39)
					(17 963)		(17 963)
5	14	2		7	687	325	952
758	680	5	52	(11)	1 312	2 549	5 208
521	348	7	24	(101)	371	2 308	5 068
(18)	41					728	159
170	116	15	5	42	71	1 296	2 010
1 014	723	53	103	7 788	7 958	13 686	12 333
116	161			641	223	757	384
3	5	8		193	210	732	748
1 133	889	61	103	8 622	8 391	15 175	13 465
530	525	23	21	703	1 347	4 138	4 113
22	43	9	7	9	9	1 077	1 116
44	(21)		1	16	13	137	67
596	547	32	29	728	1 369	5 352	5 296
1 229	1 186	194	146	682	757	8 688	8 814

30. SEGMENT REPORTING (continued)

GEOGRAPHICAL SEGMENTATION

	Segment revenue – continuing operations 2007 Rm	Segment revenue – continuing operations 2006 Rm	Segment revenue – discontinued operations 2007 Rm	Segment revenue – discontinued operations 2006 Rm	Carrying amount of segment assets 2007 Rm	Carrying amount of segment assets 2006 Rm	Additions to property plant and equipment (accrued cash flow) 2007 Rm	Additions to property plant and equipment (accrued cash flow) 2006 Rm
– South Africa	**7 156**	4 828		788	**13 527**	10 523	**1 073**	1 796
– Africa	**5**	3			**509**	382	**84**	61
– Europe	**996**	559		1 919	**22**	18		
– Asia	**397**	384		3 776	**136**	113		
– Australia	**9**	8			**225**	1 631	**139**	153
– Other	**1 594**	1 481			**24**	50		
Total segment	**10 157**	7 263		6 483	**14 443**	12 717	**1 296**	2 010

Total segment revenue, which excludes value added tax and sales between group companies, represents the gross value of goods invoiced. Export revenue is recorded according to the relevant sales terms, when the risks and rewards of ownership are transferred.

Total segment revenue further includes operating revenues directly and reasonably allocable to the segments.

Segment revenue includes sales made between segments. These sales are made on a commercial basis.

Segment net operating profit equals segment revenue less segment expenses and includes impairment charges and goodwill amortisation.

Segment expenses represent direct or reasonably allocable operating expenses on a segment basis. Segment expenses exclude interest, losses on investments and income tax expenses, but include corporate costs.

Segment assets and liabilities include directly and reasonably allocable operating assets, investments in associates and joint ventures and liabilities.

31. EMPLOYEE BENEFITS

Retirement funds

Independent funds provide retirement and other benefits for all permanent employees, retired employees, and their dependants. At the end of the financial year, the main defined contribution retirement funds to which Exxaro was a participating employer, were as follows:

- Exxaro Selector Pension Fund and Exxaro Selector Provident Fund.
- Iscor Employees' Provident Fund.
- Mine Workers Provident Fund.
- Sentinel Mining Industry Retirement Fund.

In compliance with the Pension Fund Act after the unbundling of Kumba Iron Ore Limited, Sishen Iron Ore Company employees were transferred to the newly created Kumba Iron Ore Selector Pension and Provident Fund during the current financial year after all regulatory approvals had been obtained.

Members pay a contribution of 7%, with the employer's contribution of 10% to the above funds, being expensed as incurred.

All funds registered in the Republic of South Africa are governed by the South African Pension Funds Act of 1956 (the Act).

31. EMPLOYEE BENEFITS (continued)

Defined contribution funds

Membership of each fund at 31 December 2007 and 31 December 2006 and employer contributions to each fund were as follows:

GROUP	Working members 2007 Number	Working members 2006[1] Number	Employer contributions 2007 Number	Employer contributions 2006* Number
Exxaro Selector Funds	**2 323**	3 496	**52**	66
Iscor Employees' Provident Fund	**3 402**	5 699	**28**	33
Mine Workers' Provident Fund[2]	**1 914**	1 696	**14**	2
Sentinel Mining Industry Retirement Fund[3]	**754**	623	**20**	5
Other funds	**924**	811	**30**	20
	9 317	12 325	**144**	126

[1]Contributions of Sishen Iron Ore Company (SIOC) employees is for the 10-months period to 31 October 2006, however membership numbers at 31 December 2006 still include SIOC members.

[2]Contributions for two months only in 2006, due to the acquisition of Eyesizwe Coal (Pty) Ltd effective 1 November 2006.

[3]Contributions in 2006 are for the former Kumba employees for the full year to December 2006 and Eyesizwe Coal employees for the two months to December 2006.

COMPANY	Working members 2007 Number	Working members 2006 Number	Employer contributions 2007 Number	Employer contributions 2006 Number
Exxaro Selector Funds	**611**	576	18	18
Iscor Employees' Provident Fund	**146**	116	1	1
Sentinel Mining Industry Retirement Fund[3]	**23**	8	1	
	780	700	20	19

[3]Contributions in 2006 are for the former Kumba employees for the full year to December 2006 and Eyesizwe Coal employees for the two months to December 2006.

Due to the nature of these funds the accrued liabilities by definition equate to the total assets under control of these funds.

Defined benefit funds

Exxaro previously disclosed its interest as a participating employer in the closed defined benefit funds namely the Mittal Steel South Africa Pension funds and Iscor Retirement Fund. Such interest was disclosed while final confirmation was awaited on either the approval by the Registrar of Pension Funds of the scheme for the apportionment of an existing surplus, or the permission to not submit a surplus apportionment scheme in terms of section 15B of the Act. Both such final confirmations have now been received.

Medical funds

The group and company contribute to defined benefit medical aid schemes for the benefit of permanent employees and their dependants who choose to belong to one of a number of employer accredited schemes. The contributions charged against income amounted to R61 million (2006: R64 million). Exxaro has a post-retirement medical obligation to a limited number of in-service and retired employees belonging to two medical schemes for which an actuarially determined liability has been raised. Eyesizwe's contribution to the post-retirement medical aid obligation for the year ended 31 December 2007 amounted to R1 million (2006: R1 million)

31. EMPLOYEE BENEFITS (continued)

Equity compensation benefits

The shareholders of Kumba Resources approved on 2 November 2006 an empowerment transaction which in essence entailed the unbundling of Kumba's iron ore business. Kumba Iron Ore Limited (Kumba Iron Ore) which listed on 20 November 2006, owned 74% of Sishen Iron Ore Company (Pty) Limited (Sishen Iron Ore) in December 2006. Kumba Resources was renamed Exxaro Resources on 27 November 2006.

As Sishen Iron Ore Company was a wholly owned subsidiary of Kumba Resources before the unbundling of Kumba Iron Ore Limited, senior employees and directors of Sishen Iron Ore Company were eligible to participate in the Kumba Resources management share incentive plans.

In order to place, as far as possible, all participants in the Kumba Resources Management Share Option Scheme in the position they would have been in if they were shareholders of Kumba Resources at the time of the implementation of the empowerment transaction, the schemes continued in Exxaro and in Kumba Iron Ore, subject to certain amendments that were made to the Kumba Resources Management Share Option Plan.

Kumba Resources operated the Kumba Management Deferred Purchase Share Scheme and the Kumba Management Share Option Scheme for senior employees and executive directors of Kumba.

The Kumba Management Deferred Purchase Share Scheme consisted of a combination of an option scheme, a purchase scheme and a deferred purchase scheme and governed to maturity the share scheme rights and obligations of employees which were in existence at the time of transfer of the employees from Iscor to Kumba on unbundling of Kumba effective July 2001.

Participants of the Exxaro and Kumba Iron Ore Management Deferred Purchase schemes who have been granted deferred purchase shares received an Exxaro share and a Kumba Iron Ore share for every deferred purchase share held under the original purchase agreement.

The Kumba Management Share Option Scheme consisted of the granting of options in respect of ordinary Kumba shares, at market value, to eligible participants.

Shares and/or options held in terms of Exxaro Management Deferred Purchase Share Scheme are released in five equal tranches commencing on the second anniversary of an offer date and expire on the ninth anniversary of an offer date.

Options granted in terms of the Exxaro Management Share Option Scheme can be exercised over five years commencing on the first anniversary of the offer date. If the options are accepted by participants, the vesting periods, unless decided otherwise by the directors, are as follows:

- 10% after first anniversary of offer date;
- additional 20% after second anniversary of offer date;
- additional 20% after third anniversary of offer date;
- additional 25% after fourth anniversary of offer date;
- additional 25% after fifth anniversary of offer date;

The options not exercised lapse by the seventh anniversary of the offer date.

Participants of the Exxaro and Kumba Iron Ore Management Share Option schemes exchanged each of their Kumba Resources options for an Exxaro option and a Kumba Iron Ore option. The strike price of each Kumba Resources option was apportioned between the Exxaro option and the Kumba Iron Ore option with reference to the volume weighted average price (VWAP) at which Exxaro and Kumba Iron Ore traded for the first 22 days post the implementation of the empowerment transaction. The VWAP was calculated as 32,81% for Exxaro and 67,19% for Kumba Iron Ore.

The Exxaro employees' options in the Exxaro Management Share Option schemes are released on the dates that the original options would have vested.

Their options relating to Kumba Iron Ore are released on the earlier of:

- the date that the original options would have vested; or
- 24 months from the date of unbundling.

The Kumba Iron Ore options held by Exxaro employees lapse 42 months after the date of unbundling.

The same periods apply to Kumba Iron Ore employees' options in Exxaro.

31. EMPLOYEE BENEFITS (continued)

According to the rules of the Long-term Incentive Plan (LTIP) executive directors and senior employees of Exxaro Resources and its subsidiaries are awarded rights to a number of ordinary Exxaro shares. The vesting of the LTIP awards are conditional upon the achievement of group performance levels (established by the Transformation, Remuneration, Human Resources and Nomination committee of the Board) over a performance period of three years. The extent to which the performance conditions are met governs the number of shares that vest. The performance conditions set for the initial grant were as follows:

- the total shareholder return (TSR) condition: the Exxaro TSR will be compared to the TSR of a peer group over the three-year performance period, averaged over a six-month period. The peer group comprises of at least 16 members.
- the return on capital employed (ROCE) condition: the ROCE measure is a return on capital employed measure with a number of adjustments.

Targets are set by the committee based on existing ROCE performance in the base year of an LTIP and planned ROCE performance in the final year of the LTIP performance period.

Kumba, at its election, would have settled the conditional awards by issuing new shares or by instructing any third party to acquire and deliver the shares to the participants. Kumba however, elected to collapse the scheme before the implementation of the empowerment transaction, since it would have been difficult to firstly measure the performance post the unbundling and also to take into account that employees of both Exxaro and Kumba Iron Ore needed to be compensated for accrued/vested benefits up to the date of the unbundling.

The extent to which the conditions were satisfied up to the date of the unbundling, determined the number of shares deemed to vest for each participant. The cash settlement amount payable to each participant was determined by multiplying the number of shares deemed to vest in each participant by the 30-day VWAP of Kumba Resources shares as at the last practicable date prior to the posting of the transaction documentation to Kumba shareholders.

According to the Deferred Bonus Plan (DBP) rules, executive directors and senior employees of Kumba and its subsidiaries had the opportunity to acquire shares (pledged shares) on the open market with 50% of the after tax component of their annual bonus. After the pledged shares have been acquired, the shares are held by an escrow agent for the absolute benefit of the participant for a pledge period of three years.

A participant may at its election dispose of and withdraw the pledged shares from escrow at any stage. However, if the pledged shares are withdrawn from escrow, before the expiry of the pledge period, the participant forfeits the matching award. The participant will qualify for a matching award at the end of the pledge period on condition that the participant is still employed and the pledged shares are still in escrow. The matching award entitles a participant to a number of shares equal in value to the pledged shares. Upon vesting, the pledged shares and the matching award are transferred and released to the participant and rank pari passu in all respects with the existing issued shares of Exxaro.

The company may settle the matching award by issuing new shares or alternatively, instruct any third party to acquire and deliver the shares to the participant. The scheme was also collapsed before the implementation of the empowerment transaction. Participants received 6 012 matching shares in total.

After the collapse of Kumba's LTIP and DBP schemes, Exxaro Resources awarded and will in future award rights in accordance to the rules of the new schemes.

As a result of restrictions related to the empowerment transaction of Kumba Resources, certain executives and senior managers who participated in the Kumba Resources Management Share Option Scheme were not able to receive certain grants of options which would normally have been made in the ordinary course of operations. The Human Resources and Remuneration Committee of Kumba consequently awarded "phantom options" to the affected participants within the following framework:

- awards of "phantom options" were made, with the grant price, vesting dates, and lapse periods set to be the same as those of the options awardable;
- on exercise, the participants are paid (in cash) the difference between the market price (volume weighted average price on the day preceding exercise) and the grant price;
- all other rules and arrangements in respect of the amended Kumba Resources Management Share Option Scheme were replicated for the Kumba Resources Phantom Share Option Scheme;
- the Kumba Resources Phantom Share Option Scheme was replicated for Kumba Iron Ore;
- Exxaro and Kumba Iron Ore entered into an agreement that facilitates the settlement of obligations towards participants of the Phantom Option Schemes.

Accounting costs for Exxaro and Kumba Iron Ore Phantom Option Schemes require recognition under IFRS 2 *Share-based Payment* using the treatment for cash-settled share-based payments. This treatment is more volatile than that of the conventional (equity-settled) scheme and the liability will require marking to market at each reporting period. Under the above scheme 98 140 shares are outstanding at 2007 and 2006.

31. EMPLOYEE BENEFITS (continued)

Exxaro made the first annual grant in the Share Appreciation Right Scheme (SARS) to participants in 2007, as well as new appointments. Under the rules of the scheme, participants obtain the right to receive a number of Exxaro shares to the value of the difference between the exercise price and the grant (or offer) price.

The performance period's first review is on 1 March 2010 when the rights will vest if Exxaro's headline earnings per share (HEPS) increased by a minimum of CPI plus six percent in the three years. In 2011 and 2012 the minimum increase in HEPS to achieve is CPI plus eight percent and CPI plus 10% respectively. The committee has the discretion to determine the settlement method, being shares or cash.

Exxaro also created an Employee Empowerment Participation Scheme (MPOWER) whereby employees in junior levels are given the opportunity to share in the growth of the company. Employees are awarded share units which entitle them to dividends of Exxaro in the five-year period ending November 2011. By the end of the five-year period or capital appreciation period, the units that employee beneficiaries hold in the Trust, will be sold. The capital distribution is the profit that is made on the share units after it is sold, and the outstanding loan (used to buy the shares) to Exxaro is settled.

Exxaro will be limited to issuing a maximum of 30 million shares, which amounts to approximately 10% of the number of issued shares as at the date of the general meeting where approval was given. Notwithstanding the foregoing, Exxaro may on instruction of the Exxaro board and the Transformation, Remuneration, Human Resources and Nomination Committee, and as a fallback provision only, pay any Exxaro employee participating in the share incentive plans an equivalent amount in cash in lieu of any Exxaro shares.

The maximum number of Exxaro shares to which any one eligible participant is entitled in total in respect of all schemes albeit by the way of an allotment and issue of Exxaro shares and/or the grant of options shall not exceed one percent of the shares then in issue in the share capital of Exxaro.

As at 31 December 2007, the maximum number of shares approved and allocated by shareholders for the purposes of the schemes (30 million) represent 8,5% of the issued shares. Of the total of 30 million shares, 21,1 million shares are available in the share scheme for future offers to participants, while 8,9 million shares (2,5% of the issued shares) are allocated as options, LTIP, DBP, deferred purchase shares, or SARS to participants.

Details are as follows:

	Million
Number of shares approved by shareholders	30,0
Options, LTIP, DBP, Deferred purchase instruments and SARS held by Exxaro employees/participants	(7,0)
Options and Deferred purchase instruments held by Kumba Iron Ore employees/participants	(1,9)
	21,1

At 31 December 2007 the company's loan from the Kumba Resources Management Share Trust amounted to R67 142 835 (2006: R96 741 038). The loan is interest free and has no fixed repayment terms. This amount is reflected as an inter company loan in the company's accounts and eliminated at group level.

The market value of the shares available for utilisation at the end of the year amounted to R2 188 055 019 (2006: R1 605 933 336).

Details of the schemes and plans are:

	Options			
	Exxaro employees		**Kumba Iron Ore employees**	
	December 2007 '000	December 2006 '000	**December 2007 '000**	December 2006 '000
Outstanding at beginning of year	**6 451**	13 923	**2 258**	
Issued		2 632		
Transferred to Kumba Iron Ore[1]	**(333)**	(2 264)	**333**	2 264
Transferred from Kumba Iron Ore[2]	**102**		**(102)**	
Adjustments	**10**		**9**	
Exercised	**(1 044)**	(7 432)	**(569)**	(6)
Lapsed/cancelled[3]	**(116)**	(408)	**(60)**	
Outstanding at end of year	**5 070**	6 451	**1 869**	2 258

[1]*Exercise price range for transferred to Kumba Iron Ore: R8,48 – R42,32 (2006: R7,85 – R97,74).*

[2]*Exercise price range for transferred from Kumba Iron Ore: R8,48 – R33,47 (2006: R0).*

[3]*Exercise price range for lapsed/cancelled options: R8,48 – R60,60 (2006: R14,09 – R102,00).*

31. **EMPLOYEE BENEFITS** (continued)

	Deferred Purchase			
	Exxaro employees		Kumba Iron Ore employees	
	December 2007	December 2006	December 2007	December 2006
Outstanding at beginning of year	6 560	96 520	820	
Transferred to Kumba Iron Ore		(820)		820
Exercised	(1 360)	(89 140)	(420)	
Outstanding at end of year	5 200	6 560	400	820

	Deferred Bonus Plan		Long-term Incentive Plan[1]	
	December 2007 '000	December 2006 '000	December 2007 '000	December 2006 '000
Outstanding at beginning of year		1		216
Issued	2	4	491	14
Exercised		(5)		(217)
Lapsed/cancelled[4]			(10)	(13)
Outstanding at end of year	2		481	

[1]*There is no amount payable by participants on vesting. They will be awarded rights to ordinary shares in the company.*

	Phantom scheme		SARS	
	December 2007 '000	December 2006 '000	December 2007 '000	December 2006 '000
Outstanding at beginning of year	98			
Issued		217	1,453	
Exercised		(119)		
Lapsed/cancelled			(31)	
Outstanding at end of year	98	98	1,422	

	Options		Long-term Incentive Plan	
	December 2007	December 2006	December 2007	December 2006
Details of issues during the period are as follows:				
Expiry date		2010/2013	2009	2010/2013
Exercise price (Share price range) (R)		58,20 –145,47	60,60 - 72,84	62,74 –144,39
Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million)		295,6	29.9	1,5

	Deferred Bonus Plan		Deferred Purchase	
	December 2007	December 2006	December 2007	December 2006
Expiry date	2009	2010/2013		
Exercise price (Share price range) (R)	86,45	125,06 –128,15		
Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million)	0,2	0,5		

	Phantom scheme		SARS	
	December 2007	December 2006	December 2007	December 2006
Expiry date		2012	2014	
Exercise price per share (Share price range) (R)		56,00 –100,10	58,33 – 87,22	
Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million)			88,4	

31. EMPLOYEE BENEFITS (continued)

Details of options/deferred purchase shares exercised during the year are as follows:

	Options		Long-term Incentive Plan	
	December 2007	December 2006	December 2007	December 2006
Exercise price per share (Share price range) (R)				
– Kumba Resources employees (pre-unbundling)		100,80 – 159,00		131,45
– Exxaro employees in Exxaro (post-unbundling)	51,74 – 110,00	54,40 – 55,00		
– Exxaro employees In Kumba Iron Ore (post-unbundling)	109,90 – 300,00	108,80 – 111,00		
– Kumba Iron Ore employees in Exxaro (post-unbundling)	53,15 – 108,03	54,50 – 54,99		
Total proceeds if shares are issued (R million)	325,1	791,8		34,0

	Deferred Bonus Plan		Deferred Purchase	
	December 2007	December 2006	December 2007	December 2006
Exercise price per share (Share price range) (R)			65,00	54,40 – 159,00
Total proceeds if shares are issued (R million)			0,1	8,6

	Phantom scheme		SARS	
	December 2007	December 2006	December 2007	December 2006
Exercise price per share (Share price range) (R)		56,00 – 64,80		

Terms of the options and deferred purchase shares outstanding at 31 December 2007 are as follows:

Share options held by Exxaro employees in Exxaro:

	Options		Long-term Incentive Plan	
Expiry date	Exercise price R	Outstanding '000	Exercise price R	Outstanding '000
2008	8,48 – 20,34	697		
2009	9,48 – 20,34	409	60,60 – 72,84	481
2010	7,52 – 19,62	194		
2011	11,09 – 14,78	941		
2012	13,72 – 32,84	1 378		
2013	33,47 – 47,73	1 451		
TOTAL		5 070		481
Total proceeds if shares are issued (R million)		112,7		29,6

	Deferred Bonus Plan		Deferred Purchase	
Expiry date	Exercise price R	Outstanding '000	Exercise price R	Outstanding
2009		2	6,97 – 9,17	4,000
2010			18,36 – 23,26	1,200
TOTAL		2		5,200
Total proceeds if shares are issued (R million)		0,2		0,1

31. EMPLOYEE BENEFITS (continued)

Share options held by Exxaro employees in Exxaro: (continued)

	SARS		Phantom scheme	
Expiry date	Exercise price R	Outstanding '000	Exercise price R	Outstanding '000
2012			59,80 – 100,10	98
2014	58,33 – 87,22	1 422		
TOTAL		1 422		98
Total proceeds if shares are issued (R million)		87,9		

Share options held by Exxaro employees in Kumba Iron Ore:

	Options	
Expiry date	Exercise price R	Outstanding '000
2008	17,37 – 41,66	517
2009	19,42 – 41,66	338
2010	11,11 – 97,74	3 877
TOTAL		4 732
Total proceeds if shares are issued (R million)		222,4

Share options held by Kumba Iron Ore employees in Exxaro:

	Options		Deferred Purchase	
Expiry date	Exercise price R	Outstanding '000	Exercise price R	Outstanding
2008	8,48 –19,93	159		
2009	3,84 – 16,11	207		
2010	6,91 – 47,73	1 503	21,06	400
TOTAL		1 869		400
Total proceeds if shares are issued (R million)		42,4		

31. EMPLOYEE BENEFITS (continued)

The exercise prices of the options held by Exxaro employees in Exxaro and Kumba Iron Ore respectively at 31 December 2007, have been recalculated with reference to the VWAP split of 32,81% for Exxaro and 67,19% for Kumba Iron Ore. The last date for exercising these options is 2 May 2010.

Terms of the options and deferred purchase shares outstanding at 31 December 2006 are as follows:

Share options held by Exxaro employees in Exxaro:

		Options		Deferred Purchase	
	Expiry date	Exercise price R	Outstanding '000	Exercise price R	Outstanding
	2007	3,86	29		
	2008	5,67 – 9,20	1 025	17,31	1 360
	2009	9,48 – 15,49	624	6,97 – 9,17	4 000
	2010	4,49 – 12,31	287	18,36 – 23,26	1 200
	2011	11,09 – 15,50	1 287		
	2012	13,72 – 32,84	1 641		
	2013	33,47 – 47,73	1 558		
TOTAL			6 451		6 560
Total proceeds if shares are issued (R million)			138,1		0,1

		Phantom scheme	
	Expiry date	Exercise price R	Outstanding '000
	2012	59,80 – 100,10	98
TOTAL			98
Total proceeds if shares are issued (R million)			

Share options held by Exxaro employees in Kumba Iron Ore:

		Options	
	Expiry date	Exercise price R	Outstanding '000
	2007	7,89	29
	2008	17,37 – 41,66	1 006
	2009	6,97 – 41,66	609
	2010	7,80 – 97,74	4 834
TOTAL			6 478
Total proceeds if shares are issued (R million)			273

Share options held by Kumba Iron Ore employees in Exxaro:

		Options		Deferred Purchase	
	Expiry date	Exercise price R	Outstanding '000	Exercise price R	Outstanding
	2007	3,86	10		
	2008	8,48 – 9,20	424		
	2009	3,84 – 16,11	265		
	2010	6,91 – 47,73	1 559	21,06 – 23,06	820
TOTAL			2 258		820
Total proceeds if shares are issued (R million)			47,7		

31. **EMPLOYEE BENEFITS** (continued)

Share options held by Kumba Iron Ore employees in Exxaro:

	Options		Deferred Purchase	
	December 2007	**December 2006**	**December 2007**	**December 2006**
Details of options vested but not sold during the year are as follows:				
Kumba Resources employees (pre-unbundling)				
Number of shares		2 395 280		6 370
Exercise price (Share price range) (R)		6,97 – 145,47		9,70 – 18,36
Exxaro employees in Exxaro (post-unbundling)				
Number of shares	**1 559 130**	1 665 160		
Exercise price (Share price range) (R)	**3,86 – 47,73**	3,86 – 33,47		
Exxaro employees in Kumba Iron Ore (post-unbundling)				
Number of shares	**1 221 160**	1 623 730		
Exercise price (Share price range) (R)	**15,38 – 97,74**	7,89 – 67,26		
Kumba Iron Ore employees in Exxaro (post-unbundling)				
Number of shares	**570,070**	667,260		
Exercise price (Share price range) (R)	**3,84 – 47,73**	3,84 – 32,84		

	Options '000	**Long-term Incentive Plan '000**	**Deferred Bonus Plan '000**	**Deferred Purchase '000**	**SARS '000**	**Total '000**
Exxaro shares/options only						
Number of shares vesting at beginning of year	8 710			7		8 717
– Exxaro employees in Exxaro	6 451			7		6 458
– Kumba Iron Ore employees in Exxaro	2 259					2 259
Net change during year	(1 771)	481	2	(2)	1 422	132
Number of shares vesting at end of year	6 939	481	2	5	1 422	8 849
– Exxaro employees in Exxaro	5 070	481	2	5	1 422	6 980
– Kumba Iron Ore employees in Exxaro	1 869					1 869

Directors' interests in shares

For details refer to the report of the directors.

31. EMPLOYEE BENEFITS (continued)

Fair value of equity-settled share-based payment transactions with employees

The group applies IFRS 2 to grants of shares, share options or other equity instruments that are granted.

In determining the fair value of services received as consideration for equity instruments, measurement is referenced to the fair value of the equity instruments granted.

The group applied the transitional provisions of IFRS 2 and applied the principles to grants that were granted after 7 November 2002.

Kumba Resources listed on 26 November 2001 and the volatility of its share price since then has been used to determine the calculations.

The changes to the schemes brought about by the empowerment transaction were treated as a modification. The services received were measured at the grant date fair value of the original equity instruments granted. Any incremental increase in the fair value of the equity instruments granted is recognised over the revised vesting period.

The fair value of the options issued under the Management Share Option Scheme was determined immediately before and after the modification using the Black-Scholes option pricing model.

The weighted average incremental fair value granted per option at the original strike price as a result of the modification amounted to R12,55 while the incremental fair value for a re-priced option amounted to R14,93.

As discussed above, the LTIP and DBP have been collapsed before the implementation of the empowerment transaction. 415 884 shares were granted and settled in cash in terms of the rules of the scheme and approved by the Transformation, Remuneration, Human Resources and Nomination Committee of the board.

A volume weighted average price of R131,45 per share was used and the total amount paid out amounted to R34 million.

	2007			2006	
	After unbundling			After unbundling	
	Exxaro	Kumba Iron Ore	Before unbundling	Exxaro	Kumba Iron Ore
The Black-Scholes methodology is used to calculate the fair value of options granted to employees.					
The inputs to the model are as follows:					
Share price (R)	**49**	**110,00**	142,00	49	110,00
Weighted average exercise price range					
– original strike price (R)	**34,76**	**71,18**	105,94	34,76	71,18
– re-priced strike price (R)	**13**	**26,86**	39,98	13	26,86
Annualised expected volatility (%)	**37,90**	**37,90**	37,90	37,90	37,90
Option life (years) (weighted average)	**3,11**	**3,08**	3,10	3,11	3,08
Dividend yield (%)	**4**	**4**	4	4	4
Risk-free interest rate (%) (weighted average)	**8,26**	**8,26**	8,26	8,26	8,26
Expected employee attrition (%)	**6,69**	**6,69**	9,42	9,42	9,42

The Black-Scholes methodology is used to calculate the fair value of Share Appreciation Rights (SARs) granted to employees.

The inputs to the model are as follows:	SARs vesting in 3 years	SARs vesting in 4 years	SARs vesting in 5 years
Share price (R)	61,24	61,24	61,24
Weighted average exercise price range (R)	60,60	60,60	60,60
Annualised expected volatility (%)	36,78	36,78	36,78
Option life (years) (weighted average)	5	5,5	6
Dividend yield (%)	2,98	3,13	3,08
Risk-free interest rate (%) (weighted average)	7,70	7,64	7,64
Expected employee attrition (%)	6,69	6,69	6,69

31. **EMPLOYEE BENEFITS** (continued)

Fair value of equity-settled share-based payment transactions with employees

The Monte Carlo valuation methodology is used to calculate the fair value of LTIP, DBP and MPOWER grants to employees.

The inputs to the LTIP model for 2007 are as follows:

Date of grant	28/2/2007
Share price at grant date (R)	61,24
Risk-free rate (%)	7,68
Dividend yield (%)	2,63
Expected volatility (%)	34,88
Time to vesting	three years from date of grant
Expected employee attrition (%)	5,54

The inputs to the DBP model for 2007 are as follows:

Date of grant	28/2/2007
Share price at grant date (R)	86,45
Risk-free rate (%)	8,50
Dividend yield (%)	3,15
Time to vesting	three years from date of grant
Expected employee attrition (%)	4,45

The inputs to the MPower model for 2007 are as follows:

Date of grant	31/1/2007
Share price at grant date (R)	71,00
Risk-free rate (%)	8,20
Dividend yield (%)	3,00
Expected volatility (%)	37,0
Vest date	28/11/2011
Vesting probability (%)	100,0

The inputs to the Phantom scheme for 2007 are as follows:

Date of grant	22/4/2005 – 1/12/2005
Share price at grant date (R)	18,37 – 32,84
Risk-free rate (%)	8,54 – 8,70
Dividend yield (%)	4,12
Expected volatility (%)	34,24
Time to vesting	Mainly over five years in tranches
Vesting probability (%)	100,0

	GROUP		COMPANY	
	2007 Rm	2006 Rm	2007 Rm	2006 Rm
32. CONTINGENT LIABILITIES				
Contingent liabilities at balance sheet date, not otherwise provided for in these annual financial statements, arising from:				
– guarantees in the normal course of business from which it is anticipated that no material liabilities will arise	**165**	83	**1**	1
– other[1]	**36**	17		

[1]*Includes the group's share of contingent liabilities of associates and joint ventures of R22 million (2006: R5 million).*

These contingent liabilities have no tax impact.

The timing and occurrence of any possible outflows are uncertain.

33. COMMITMENTS

Capital commitments at balance sheet date

	GROUP		COMPANY	
	2007 Rm	2006 Rm	2007 Rm	2006 Rm
Capital expenditure contracted for plant and equipment	**450**	842	**33**	60
Capital expenditure authorised for plant and equipment but not contracted	**1 278**	732	**24**	5
The above includes the group's share of capital commitments of associates and joint ventures.	**157**	521		
Capital expenditure will be financed from available cash resources, funds generated from operations and available borrowing capacity.				
Capital expenditure contracted relating to captive mines Tshikondeni, Arnot and Matla, which will be financed by ArcelorMittal (SA) Limited and Eskom respectively.	**72**	8		

33. COMMITMENTS (continued)

Capital commitments at balance sheet date (continued)

A trust known as The New Africa Mining Fund was established during 2003 to make portfolio investments in junior mining projects within the Republic of South Africa and elsewhere on the continent of Africa. Exxaro Resources, as an investor participant to the fund, has committed to contribute R20 million towards the fund. The Fund Manager can draw down this balance or any portion as and when required, by serving a 10-day notice to Exxaro. The commitment period commenced on 1 March 2003 and expires on 28 February 2009. Exxaro has contributed R9 million towards the fund since March 2003. The fair value of the trust fund on 31 December 2006 was R12,9 million. During 2007 the New Africa Mining Fund distributed R12 million back to Exxaro, the book value of the investment in the fund at 31 December 2007 is R1,8 million.

On 19 January 2007 Exxaro announced that, pursuant to the empowerment transaction, it had exercised the options to acquire the Namakwa Sands mineral sands operation and a 26% interest in a company to be formed to hold the Black Mountain lead-zinc mine and the Gamsberg zinc project. Shareholders approval for the acquisition have since been obtained with assumption of operational control now only subject to conversion of mining rights and cession thereof to Exxaro. The value of the transaction is estimated at R2 353 million.

	GROUP		COMPANY	
	2007 Rm	2006 Rm	**2007 Rm**	2006 Rm
Operating lease commitments				
The future minimum lease payments under non-cancellable operating leases are as follows:				
– less than one year	**70**	54	**46**	37
– more than one year and less than five years	**48**	64	**8**	43
– more than five years	**8**	6		
Total	**126**	124	**54**	80
Included in above operating lease commitments is an operating lease commitment relating to a building, which terminates in 2008.				
Various options are available to both the lessor and lessee on mutual agreement on termination of the operating lease.				
Exxaro received R20 million from Sishen Iron Ore Company as part of their commitment to the building lease which has been terminated.				
This is included in operating sublease rentals received.				
Operating sublease				
Non-cancellable operating lease rentals are receivable as follows:				
– less than one year	**1**	2		
– more than one year and less than five years		5		
– more than five years		3		
Total	**1**	10		

annexure 1

non-current interest-bearing borrowings

	Final repayment date	Rate of interest per year (payable half-yearly) 2007 Fixed %	Rate of interest per year (payable half-yearly) 2007 Floating %	Rate of interest per year (payable half-yearly) 2006 Fixed %	Rate of interest per year (payable half-yearly) 2006 Floating %	Note	GROUP 2007 Rm	GROUP 2006 Rm	COMPANY 2007 Rm	COMPANY 2006 Rm
LOCAL										
Unsecured loans										
	2009		**6,890**			1	**151**			
	2012		**12,360**				**300**		**300**	
	2013		**12,460**		10,200		**150**	405	**150**	405
	2016		**12,300**		10,020		**80**	25		
							681	430	**450**	405
LOCAL										
Secured loan										
	2008				10,520	2		10		
	2011	**12,130**		12,130		3	**3**	4		
	2011	**17,490**		17,490		4	**2**	2		
	2012	**11,420**		11,420		5	**1**	2		
	2013			19,840		6		4		
	2013	**13,540**		13,540		7	**11**	12		
	2025	**8,330**		8,330		8	**25**	26		
	2026	**10,710**		10,710		9	**13**	13		
	2031	**22,200**		22,200		10	**81**	78		
	2032	**32,930**		32,930		11	**106**	96		
							242	247		

	Final repayment date	Rate of interest per year (payable half-yearly) 2007 Fixed %	Floating %	Rate of interest per year (payable half-yearly) 2006 Fixed %	Floating %		GROUP 2007 Rm	GROUP 2006 Rm	COMPANY 2007 Rm	COMPANY 2006 Rm
FOREIGN										
Unsecured loans (US$)										
	2016	**6,640**		6,640	7,440	12	**408**	535		
							408	535		
FOREIGN										
Secured loan (AU$)										
	2010	**7,850**		7,850		13	**2**	2		
							2	2		
Total non-current interest-bearing borrowings (refer note 22)							**1 333**	1 214	**450**	405

[1] *The interest is based on US PPI and is settled in rands based on the US$/ZAR exchange rate. The PPI NACS on 31 December 2007 was 6,89%.*
[2] *Finance lease agreement in respect of machinery and equipment with a book value of nil (2006: R4 million).*

Finance leases recognised due to *IFRIC 4 Determining whether an Agreement contains a Lease:*

[3] *Finance lease agreement between Exxaro Sands (Pty) Limited and Mhlathuze Water in respect of a plant with a book value of R2 million (2006: R3 million).*
[4] *Finance lease agreement between FerroAlloys (Pty) Limited and African Oxygen Limited (Afrox) in respect of machinery and equipment with a book value of nil (2006: R1 million).*
[5] *Finance lease agreement between Exxaro Sands (Pty) Limited and Eskom in respect of buildings with a book value of R1 million (2006: R1 million).*
[6] *Finance lease agreement between Exxaro Base Metals (Pty) Limited and Thuthuka Project Managers in respect of plant with a book value of nil (2006: R3 million).*
[7] *Finance lease agreement between Exxaro TSA Sands (Pty) Limited and Air Products in respect of plant with a book value of R8 million (2006: R9 million).*
[8] *Finance lease agreement between Exxaro TSA Sands (Pty) Limited and Mhlathuze Water in respect of plant with a book value of R23 million (2006: R24 million).*
[9] *Finance lease agreement between Exxaro TSA Sands (Pty) Limited and Eskom in respect of buildings with a book value of R14 million (2006: R15 million).*
[10] *Finance lease agreement between Exxaro Sands (Pty) Limited and Kusasa Bulk Terminals (Phase 1) in respect of plant with a book value of R47 million (2006: R49 million).*
[11] *Finance lease agreement between Exxaro Sands (Pty) Limited and Kusasa Bulk Terminals (Phase 2) in respect of plant with a book value of R51 million (2006: R53 million).*

[12] *US$60 million senior notes issued by Ticor Finance (A.C.T.) Pty Limited, an entity controlled by Exxaro Australia Sands (Pty) Limited, and a syndicated loan facility of US$60 million, of which US$17 million was drawn on 31 December 2007.*
[13] *Finance lease agreements in respect of computer equipment with a book value of R1 million (2006: R2 million).*

annexure 2

investments in associates, joint ventures and other investments

	Nature of business[1]	Country of incor-poration[2]	Number of shares held	Percen-tage holding 2007 %	2006 %	Group carrying amount 2007 Rm	2006 Rm	Company carrying amount 2007 Rm	2006 Rm
ASSOCIATED COMPANIES									
Unlisted									
Chifeng Kumba Hongye Zinc Corporation Limited	A & M	CH	58 520 000	**38,00**	38,00	**95**	124		
Chifeng NFC Kumba Hongye Zinc Corporation Limited	A & M	CH	42 500 000	**25,00**	25,00	**21**	37		
Sishen Iron Ore Company (Pty) Limited	A	RSA	240 000 000	**20,00**	20,00	**641**	223		
Total associated companies (refer note 15)						**757**	384		
JOINT VENTURES									
Incorporated									
Unlisted									
RoshSkor Township (Pty) Limited	C	NAM	50	**50,00**	50,00				
South Dunes Coal Terminal Co. (Pty) Limited	A	RSA	1 333	**33,33**	33,33				
Thakweneng Mineral Resources (Pty) Limited	E	RSA	1	**50,00**	50,00				
Unincorporated									
Moranbah Coal Project	A			**50,00**					
Tiwest	A			**50,00**	50,00				
INVESTMENT COMPANIES									
Listed									
Mineral Deposits Limited	A	AUS	11 299 435		3,78		92		
Unlisted									
Other						**328**	93	**2**	34
Total other investments (refer note 17)						**328**	185	**2**	34
TOTAL INVESTMENTS						**1 085**	569	**2**	34
The investments are valued at balance sheet date. Listed shares are valued at market value and unlisted shares at directors' value.									
Unlisted investments in associates									
– directors' valuation						**9 110**	4 812		
Listed other investments									
– market value							92		
Unlisted other investments									
– directors' valuation						**328**	93		

[1]*A – Mining, C – Service, E – Exploration, M – Manufacturing.*
[2]*RSA – Republic of South Africa, CH – People's Republic of China, HK – Hong Kong, NAM – Namibia, AUS – Australia*

annexure 2

investments in associates, joint ventures and other investments (continued)

The group's effective share of balance sheet, income statement and cash flow items in respect of associated companies and joint ventures is as follows:

	Associated companies		Joint ventures	
	2007 Rm	2006 Rm	2007 Rm	2006 Rm
INCOME STATEMENTS				
Revenue	**2 935**	1 072	**1 192**	1 082
Operating expenses	**(1 749)**	(890)	**(1 112)**	(904)
NET OPERATING PROFIT	**1 186**	182	**80**	178
Net financing (costs)/income	**(68)**	(9)	**6**	10
PROFIT BEFORE TAXATION	**1 118**	173	**86**	188
Taxation	**(356)**	(47)	**1**	(1)
PROFIT AFTER TAXATION	**762**	126	**87**	187
NET PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	**762**	126	**87**	187
BALANCE SHEETS				
Non-current assets	**1 333**	907	**1 643**	1 473
Current assets	**898**	840	**1 120**	1 092
TOTAL ASSETS	**2 231**	1 747	**2 763**	2 565
Equity and liabilities				
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	**757**	377	**2 324**	2 215
Non-current liabilities				
Interest-bearing borrowings	**241**	594	**81**	26
Non-current provisions	**63**	31	**152**	132
Deferred taxation and other	**315**	132	**16**	16
Current liabilities				
Interest-bearing borrowings	**537**	269	**1**	1
Other	**318**	344	**189**	175
TOTAL EQUITY AND LIABILITIES	**2 231**	1 747	**2 763**	2 565
CASH FLOW STATEMENTS				
Net cash flows from operating activities	**498**	(587)	**258**	235
Net cash flows from investing activities	**(482)**	(104)	**(204)**	(18)
Net cash flows from financing activities	**(44)**	861	**(89)**	(209)
Foreign currency translations	**(15)**	(13)	**(31)**	(11)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	**(43)**	157	**(66)**	(3)

annexure 3

investment in subsidiaries[1]

	Country of incor-poration[2]	Nature of business[3]	Issued capital-unlisted ordinary shares	Interest of company			
				Investment in shares		Indebtedness	
			R	2007 R	2006 R	2007 Rm	2006 Rm
DIRECT INVESTMENTS							
AlloyStream (Pty) Limited	RSA	M	1	**1**	1		
AlloyStream Holdings (Pty) Limited[4]	RSA	H	1	**746 163**		**10**	
Clipeus Investment Holdings (Pty) Limited	RSA	H	1	**1**	1		
Colonna Properties (Pty) Limited	RSA	B	200	**2 518 966**	2 518 966		
Cullinan Refractories Limited	RSA	A	1 000	**1 000**	1 000		
Exxaro Base Metals and Industrial Minerals Holdings (Pty) Limited	RSA	H	1	**1**	1		
Exxaro Base Metals (Pty) Limited	RSA	M	5 500 000	**247 712 500**	247 712 500	**222**	191
Exxaro Chairman's Fund	RSA	T					
Exxaro Coal (Pty) Limited	RSA	A	1	**1 000**	1 000	**1 783**	1 823
Exxaro Employee Empowerment Participation Scheme Trust	RSA	T					
Exxaro Environmental Rehabilitation Fund	RSA	T					
Exxaro FerroAlloys (Pty) Limited	RSA	M	1	**1**	1	**(7)**	(2)
Exxaro Foundation	RSA	T					
Exxaro Holdings (BVI) SA[5]	BVI & RSA	H	566 827	**459 517 297**	12 161 942	**5**	
Exxaro People Development Initiative	RSA	E					
Exxaro Properties (Groenkloof) (Pty) Limited	RSA	B	1	**1**	1		(2)
Exxaro Properties (Kloofzicht) (Pty) Limited	RSA	B	1	**1**	1		
Exxaro Properties (Princess Grant) (Pty) Limited	RSA	B	1	**1**	1		
Exxaro TSA Sands (Pty) Limited	RSA	M	510	**510**	510	**2 205**	2 154
Exxaro Sands (Pty) Limited	RSA	A	200	**6 003 355**	6 003 355	**710**	845
Ferroland Grondtrust (Pty) Limited	RSA	D	2	**2**	2		
Ferrosure (South Africa) Insurance Company Limited	RSA	I		**10**	10		
Glen Douglas Dolomite (Pty) Limited	RSA	A	10 000	**10 000**	10 000	**4**	(32)
Kumba Base Metals Namibia (Pty) Limited	NAM	C	1	**1**	1		
Kumba Resources Management Share Trust	RSA	T				**(67)**	(97)
Merrill Lynch Insurance PCC Limited	ILE	I		**2**	2		
Mineral Exploration Company of Southern Africa (Pty) Limited	RSA	B	200	**200**	200		
Rocsi Holdings (BVI) Limited	BVI & RSA	H	647 044 943	**653 722 945**	1 101 078 300	**(40)**	255
Ticor (Bermuda) Holdings Limited	BER	H	74 836	**143 502 000**	143 502 000		
INDIRECT INVESTMENTS							
Bertini Pty Limited[6]	AUS	C	10				
Coastal Coal (Pty) Limited	RSA	A	5 000			**(63)**	(73)
Crisa Pty Limited[6]	AUS	C	10				
Exxaro Australia Pty Limited	AUS	C	11			**(1)**	
Exxaro Australia Sands Pty Limited	AUS	A	2 038 299 354			**1**	(164)
Exxaro Base Metals (Namibia) (Pty) Limited	NAM	H	100				(1)
Exxaro Base Metals China Limited	HK	C	1 354				
Exxaro Base Metals International BV	NE	A	119 209				(68)
Exxaro Coke (Pty) Limited	RSA	M	1				
Exxaro Finance Ireland	IRL	C	893 656 391				

	Country of incorporation[2]	Nature of business[3]	Issued capital-unlisted ordinary shares	Interest of company			
				Investment in shares		Indebtedness	
				2007	2006	2007	2006
			R	R	R	Rm	Rm
INDIRECT INVESTMENTS (continued)							
Exxaro Mineral Sands BV[7]	NE	A	134 973				
Exxaro Holdings (Australia) Pty Limited	AUS	H	5				
Exxaro Holdings Sands (Pty) Limited	RSA	H	40 000				
Exxaro International BV	NE	H	662 037				
Exxaro International Trading BV	NE	C	172 866				
Exxaro International Coal Trading BV	NE	C	172 866				
Exxaro Investments (Australia) Pty Limited	AUS	H	5				
Exxaro Reductants (Pty) Limited[6]	RSA	M	1				
Exxaro Sands Holdings BV	NE	H	169 999				
Eyesizwe Coal (Pty) Limited	RSA	A	100 000			21	148
Inyanda Coal (Pty) Limited	RSA	A	1 000				
Magnetic Minerals Pty Limited	AUS	A	31 740 964				
Omacor Sac	PERU	C	10				
Oreco Leasing Limited	MAU	F	1				
Pigment Holdings Pty Limited	AUS	C	10				
Rocit Investments (Pty) Limited	RSA	H	1 000				
Rosh Pinah Mine Holdings (Pty) Limited	NAM	H	1 000				
Rosh Pinah Zinc Corporation (Pty) Limited (93,9%)	NAM	A	2 280			5	(1)
Senbar Holdings Pty Limited	AUS	C	10				
Synthetic Rutile Holdings Pty Limited	AUS	C	10				
The Durban Navigation Collieries (Pty) Limited[6]	RSA	A	516 000				
The Vryheid (Natal) Railway Coal and Iron Company Limited	RSA	A	3 675				
Ticor (Bermuda) Minerals Limited	BER	H	74 836				
Ticor (Overseas) Holdings Pty Limited	AUS	H	10				
Ticor Chemical Company Pty Limited	AUS	M	10				
Ticor Chemicals Ghana Pty Limited	GHANA	C	10				
Ticor Energy Pty Limited	AUS	F	10				
Ticor Finance (A.C.T.) Pty Limited	AUS	F	10				
Ticor Resources Pty Limited	AUS	H	8 111 062				
Ticor Titanium Australia Pty Limited	AUS	H	10				
Tific Pty Limited	AUS	H	10				
TiO2 Corporation NL	AUS	A	85 101 240				
Yalgoo Minerals Pty Limited	AUS	H	48 216 010				
TOTAL INVESTMENTS IN SUBSIDIARIES (refer note 16)				1 513 735 958	1 512 989 795	4 788	4 976

[1] At 100% holding except where otherwise indicated
[2] RSA – Republic of South Africa, AUS – Australia, NAM – Namibia, HK – Hong Kong, BVI – British Virgin Islands, ILE – Ilse of Man, IRL – Ireland, MAU – Mauritius, NE – Netherlands, BER – Bermuda
[3] A – Mining, B – Property, C – Service, D – Land management, E – Section 21 company, F – Finance, H – Holdings, I - Insurance, M – Manufacturing, T – Trust,
[4] Ipcor NV was converted into a South African company as AlloyStream Holdings (Pty) Limited
[5] Previously Kumba Holdings (BVI) SA
[6] Deregistered during 2007
[7] Previously Exxaro Heavy Minerals BV

notice of annual general meeting

Notice is hereby given that the seventh annual general meeting of members of Exxaro Resources Limited will be held at the Corporate Office, Roger Dyason Road, Pretoria West, South Africa, at 10:00 on Friday, 25 April 2008.

The following business will be transacted and resolutions, of which due and proper notice has been given, are proposed to be passed with or without modification:

1. **ORDINARY RESOLUTION NUMBER 1**

   Approval of financial statements

   To receive and adopt the annual financial statements of the group for the period ended 31 December 2007, including the directors' report and the report of the auditors thereon.

2. **ORDINARY RESOLUTION NUMBER 2**

   Re-appointment of independent auditors

   To ratify the re-appointment of Deloitte & Touche as auditors of the company for the ensuing year.

3. **ORDINARY RESOLUTION NUMBER 3**

   Auditors' fees

   To authorise the directors to determine the auditors' remuneration for the period ended 31 December 2007.

4. **ORDINARY RESOLUTION NUMBER 4**

   Re-election of directors

   To re-elect, by separate ordinary resolutions numbered 4.1 to 4.4, the following directors who are required in terms of article 16.1 of the articles of association, to retire by rotation as directors at the forthcoming annual general meeting and who are eligible for re-election at the annual general meeting:

   4.1 U Khumalo
   4.2 Dr D Konar
   4.3 RP Mohring
   4.4 PKV Ncetezo

   An abbreviated curriculum vitae in respect of each director offering themselves for re-election is set out on page 273 of the annual report.

5. **ORDINARY RESOLUTION NUMBER 5**

   Remuneration of non-executive directors

   To approve the proposed remuneration for the period 1 January 2008 to 31 December 2008:

		Current R	Proposed R
Chairman	:	309 123	333 853
Director	:	154 562	166 927
Audit committee chairman	:	98 919	106 833
Audit committee member	:	49 460	53 417
Board committee chairman	:	74 190	80 125
Board committee member	:	37 095	40 063

6. **ORDINARY RESOLUTION NUMBER 6**

   Renewal of the authority that the unissued shares be placed under the control of the directors

   "Resolved that subject to the provisions of article 3.2 of the articles of association of the company, the provisions of the Companies Act, 61 of 1973, as amended (the Act), and the Listings Requirements of JSE Limited (JSE), the directors are hereby authorised to allot and issue at their discretion until the next annual general meeting of the company, authorised but unissued shares for such purposes as they may determine, after setting aside so many shares as may, subject again to article 3.2 of the articles of association of the company, be required to be allotted and issued by the company pursuant to the company's approved employee share incentive schemes (the schemes)."

7. **ORDINARY RESOLUTION NUMBER 7**

   General authority to issue shares for cash

   "Resolved that subject to article 3.2 of the articles of association of the company, the Act, and the Listings Requirements of the JSE, the directors are hereby authorised, by way of a general authority, to allot and issue ordinary shares for cash on the following basis, after setting aside so many shares as may, subject again to article 3.2 of the articles of association of

the company, be required to be allotted and issued by the company pursuant to the schemes, to any public shareholder, as defined by the Listings Requirements of the JSE, as and when suitable opportunities arise, subject to the following conditions:

7.1 this authority shall not extend beyond the next annual general meeting or fifteen months from the date of this annual general meeting, whichever date is earlier;

7.2 a press announcement giving full details, including the impact on net asset value and earnings per share, be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of shares in issue prior to the issue/s;

7.3 the shares be issued to public shareholders as defined by the JSE and not to related parties;

7.4 any issue in the aggregate in any one year shall not exceed 15% of the number of shares of the company's issued ordinary share capital; and

7.5 in determining the price at which an issue of shares be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the shares over the thirty days prior to the date that the price of the issue is agreed in writing between the issuer and the party/parties subscribing for the securities. In the event that shares have not traded in the said thirty day period a ruling will be obtained from the committee of the JSE."

The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at the meeting is required for ordinary resolution number 7 to become effective.

8. SPECIAL RESOLUTION NUMBER 1

Authority to repurchase shares

"Resolved that by way of a general authority, the company or any subsidiary of the company may, subject to the Act, article 36 of the articles of association of the company or articles of association of a subsidiary respectively and the Listings Requirements of the JSE, from time to time purchase shares issued by itself or shares in its holding company, as and when deemed appropriate."

Pursuant to the above, the following additional information, required in terms of the Listings Requirements of the JSE, is submitted.

It is recorded that the general repurchase will be subject to the following limitations:

8.1 that the repurchase is effected through the order book operated by the JSE trading system and is done without any prior understanding or arrangement between the company and the counterparty;

8.2 that this authority shall not extend beyond 15 months from the date of this resolution or the date of the next annual general meeting, whichever is the earlier date;

8.3 that an announcement containing full details of such repurchases is published as soon as the company has repurchased shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the repurchases and for each 3%, on a cumulative basis, thereafter;

8.4 that the repurchase of shares shall not, in the aggregate, in any one financial year, exceed 20% of the company's issued share capital at the time this authority is given;

8.5 that at any one time, the company may only appoint one agent to effect any repurchase;

8.6 that the repurchase of shares will not take place during a prohibited period (unless it forms part of a repurchase programme which meets the requirements of the JSE) and will not affect compliance with the shareholders' spread requirements as laid down by the JSE;

8.7 shares issued by the company may not be acquired at a price greater than 10% above the weighted average traded price of the company's shares for the five business days immediately preceding the date of repurchase;

8.8 The sponsor will sign off on working capital as per Schedule 25 of the Listings Requirements of the JSE prior to the commencement of the general repurchase;

The reason for this special resolution number 1 is, and the effect thereof will be to grant, in terms of the provisions of the Act and the Listings Requirements of the JSE, and subject to the terms and conditions embodied in the articles of the company or any subsidiary and the said special resolution, a general authority to the directors to approve the repurchase by the company of its own shares.

At the present time the directors have no specific intention with regard to the utilisation of this authority, which will only be used if the circumstances are appropriate.

9. To transact such other business as may be transacted at an annual general meeting.

notice to annual general meeting continued

DISCLOSURES REQUIRED IN TERMS OF THE LISTINGS REQUIREMENTS OF THE JSE

In accordance with paragraph 11.26 of the Listings Requirements, the attention of shareholders is drawn to:

- authorise the company, or any of its subsidiaries, to repurchase any of its shares as set out in the special resolution above; and
- the general authority to issue shares for cash as set out in ordinary resolution number 7.

Working capital statement

The directors of the company agree that they will not undertake any repurchase unless:

- the company and the group will be able, in the ordinary course of business, to pay its debts;
- the assets of the company and the group have been consolidated, fairly valued in accordance with International Financial Reporting Standards, in excess of its consolidated liabilities;
- the share capital and reserves of the company and the group will be adequate for ordinary business purposes; and
- the working capital resources of the company and the group will be adequate for ordinary business purposes.

Litigation statement

Other than disclosed or accounted for in these annual financial statements, the directors of the company, whose names are given on page 76 of these annual financial statements, are not aware of any legal or arbitration proceedings, pending or threatened against the group, which may have or have had a material effect on the group's financial position in the 12 months preceding the date of this notice of annual general meeting.

Directors' responsibility statement

The directors, whose names are given on page 76 of these financial statements, accept responsibility for the accuracy of the information given, and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statements false or misleading and that all reasonable enquiries to ascertain such facts have been made.

Material changes

Other than the facts and developments reported on in these annual financial statements, there have been no material changes in the affairs, financial or trading position of the group since the signature date of this annual report and the posting date thereof.

The following further disclosures required in terms of the Listings Requirements of the JSE are set out in accordance with the reference pages in these annual financial statements of which this notice forms part:

- Directors and management – refer to pages 74 to 77 of this report;
- Major shareholders of the company – refer to page 90 of this report;
- Directors' interest in the company's shares – refer page 166 of this report;
- Share capital of the company – refer page 211 of this report.

By order of the board

MS Viljoen
Company Secretary

Pretoria
13 March 2008

SHORT BIOGRAPHIES OF EXXARO DIRECTORS SEEKING RE-ELECTION

Name: U Khumalo – Ufikile (42)

Designation: Non-executive director

Academic qualifications: BSc (Eng); MSc Eng (UCT); MAP (Wits); Snr Exec Dev Programme (Harvard); AMP (Insead)

Experience: Ufikile served with Sasol and Eskom as a senior engineer and Bevcan as a manufacturing manager prior to joining the IDC. He held several positions during 1999 – 2005, including head, international finance; executive vice president industrial sectors and executive vice president; projects. He provided strategic direction in the industrial sectors on large projects. He was also involved in evaluating investment proposals thus contributing to successfully implementing the IDC's development mandate.

Name: Dr D Konar – Len (54)

Designation: Non-executive director and chairman of the audit, risk and compliance committee

Academic qualifications: BCom; CA(SA); MAS; DCom

Experience: Immediately after completing his articles of clerkship at Ernst & Young in Durban, Len began his career as an academic at the University of Durban-Westville. He then spent six years with the Independent Development Trust as head of investments and internal audit, prior to becoming a professional director of companies and consultant.

Name: RP Mohring – Rick (60)

Designation: Non-executive director

Academic qualifications: BSc Eng. (Mining); Professional Engineer

Experience: From 1998 until 2000, Rick was the chief executive officer of NewCoal, a black empowerment initiative set up by Anglo Coal and Ingwe Coal Corporation to identify a suitable BEE group to purchase certain assets belonging to the vendors and establish a new BEE coal company. Eyesizwe Coal, the largest BEE coal company in South Africa, was formed in November 2000 through this process. From 2000 until 2003, Rick was the deputy chief executive officer of Eyesizwe Coal. As such, he was responsible for the operational control of mines producing 25 million tonnes of coal per annum, new business development, technical services and health and safety. After 37 years in the mining industry, Rick retired from Eyesizwe Coal in December 2003, and set up a private consulting company, Mohring Mining Consulting.

Name: PKV Ncetezo – Pinkie (51)

Designation: Non-executive director

Academic qualifications: BA Social work (UniZul); MEd (Ohio University USA); MAP (Wits Business School); MBA (Open University UK); Diploma in Management (Open University UK)

Experience: Pinkie was chief executive officer of SAWIMIH from November 2003 to October 2007. She was a member of the business development committee of SAWIMA from May 2003 until February 2004. From 1983 to 1985 and 1988 to 2003, she held a number of positions at IBM, including Client Relationship Manager, Team Leader – Customer Service Operations and Business Administrator. Currently a non-executive director of Exxaro, Eyabantu Consortium, Main Street 333 (Pty) Limited and Basadi Ba Kopane (Pty) Limited. Currently a director of Tisang Investments and Thobo Holdings (Pty) Limited.

EXPLANATORY NOTES TO RESOLUTIONS FOR CONSIDERATION AT THE ANNUAL GENERAL MEETING

ORDINARY BUSINESS

Resolution 1: Approval of financial statements

The directors must present to shareholders at the annual general meeting the annual financial statements incorporating the directors' report and the report of the auditors, for the period ended 31 December 2007. These are contained within the annual report.

Resolution 2: Re-appointment of independent auditors

The reason for proposing ordinary resolution number 2 is to confirm the re-appointment of Deloitte & Touche as external auditors of the company. Deloitte & Touche was appointed as the company's statutory auditors since 16 February 2004.

Resolution 3: Auditors' fees

It is usual for this matter to be left to the directors, as they will be conversant with the amount of work that was involved in the audit. The chairman will therefore move a resolution to this effect authorising the directors to attend to this matter.

Resolution 4: Re-election of directors

Under the articles of association, one third of the directors are required to retire at each annual general meeting and may offer themselves for re-election. In addition, any person appointed to fill a casual vacancy on the board of directors, or as an addition thereto, is similarly required to retire and is eligible for re-election at the next annual general meeting. Biographical details of the directors, who are offering themselves for re-election, appear on page 273.

Resolution 5: Remuneration of non-executive directors

The company in general meeting as per the articles of association shall from time to time determine the remuneration of directors, subject to shareholders' approval.

Resolution 6 and 7: Directors' control of unissued ordinary shares

The existing authorities relating to resolutions 6 and 7 are due to expire at the forthcoming annual general meeting. The directors consider it advantageous to renew these authorities to enable the company to take advantage of business opportunities, which might arise in the future.

SPECIAL BUSINESS

Special Resolution 1: General authority to permit the repurchase of shares

The reason for the special resolution is to grant the directors of the company a general authority for the acquisition of the company's shares by the company, or a subsidiary of the company.

The effect of the special resolution, once registered, will be to permit the company or any of its subsidiaries to repurchase such securities subject to the limitations applicable. This authority will only be used if circumstances are appropriate.

form of proxy

EXXARO RESOURCES LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 2000/011076/06)
(Exxaro or the company)
JSE Share code: EXX
ISIN code: ZAE 000084992

TO BE COMPLETED BY CERTIFICATED SHAREHOLDERS AND DEMATERIALISED SHAREHOLDERS WITH "OWN NAME" REGISTRATION ONLY

For completion by registered members of Exxaro unable to attend the annual general meeting of the Company to be held at 10:00 on Friday, 25 April 2008, at the Exxaro Corporate Centre, Roger Dyason Road, Pretoria West, South Africa or at any adjournment thereof,

I/We

of (address)

being the holder/s of shares in the company, do hereby appoint:

1. or, failing him/her

2. or, failing him/her

the chairman of the annual general meeting, as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the annual general meeting of members to be held at 10:00 on Friday, 25 April 2008 at Exxaro Corporate Centre, Roger Dyason Road, Pretoria West, Gauteng or at any adjournment thereof, and to vote or abstain from voting as follows on the ordinary and special resolutions to be proposed at such meeting:

	For	Against	Abstain
Ordinary business			
1. Resolution to adopt the 2007 audited group financial statements			
2. Resolution to re-appoint Deloitte & Touche as auditors			
3. Resolution to authorise the directors to determine auditors' remuneration			
4. Resolution to re-elect directors required to retire by rotation in terms of article 16.1 of the articles of association			
4.1 U Khumalo			
4.2 Dr D Konar			
4.3 RP Mohring			
4.4 PKV Ncetezo			
5. Resolution to approve the non-executive directors' remuneration for the period 1 January 2008 to 31 December 2008			
6. Resolution to authorise directors' to allot and issue unissued ordinary shares			
7. Resolution to authorise directors' to allot and issue ordinary shares for cash			
Special business			
1. Special resolution to authorise directors to repurchase company shares			

Please indicate with an "X" in the appropriate spaces provided above how you wish your vote to be cast. If no indication is given, the proxy may vote or abstain as he/she sees fit.

Signed at this day of 2008

Signature

Assisted by me, where applicable (name and signature)

Please read the notes on the reverse side.

notes

1. A form of proxy is only to be completed by those ordinary shareholders who are:
   1.1 holding ordinary shares in certificated form; or
   1.2 recorded on sub-register electronic form in 'own name'.
2. If you have already dematerialised your ordinary shares through a Central Securities Depository participant (CSDP) or broker and wish to attend the annual general meeting, you must request your CSDP or broker to provide you with a Letter of Representation or you must instruct your CSDP or broker to vote by proxy on your behalf in terms of the agreement entered into between yourself and your CSDP or broker.
3. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space provided. The person whose name stands first on the form of proxy and who is present at the annual general meeting of shareholders will be entitled to act to the exclusion of those whose names follow.
4. On a show of hands a member of the company present in person or by proxy shall have one (1) vote irrespective of the number of shares he/she holds or represents, provided that a proxy shall, irrespective of the number of members he/she represents, have only one (1) vote. On a poll a member who is present in person or represented by proxy shall be entitled to that proportion of the total votes in the company, which the aggregate amount of the nominal value of the shares held by him/her bears to the aggregate amount of the nominal value of all the shares issued by the company.
5. A member's instructions to the proxy must be indicated by the insertion of the relevant numbers of votes exercisable by the member in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she deems fit in respect of all the member's votes exercisable thereat. A member or the proxy is not obliged to use all the votes exercisable by the member or by the proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the member or by the proxy.
6. Forms of proxy must be lodged at, or posted to Computershare Investor Services 2004 (Pty) Limited, to be received not later than 48 hours before the time fixed for the meeting (excluding Saturdays, Sundays and public holidays).

   For shareholders on the South African register:
   Computershare Investor Services (Pty) Ltd
   Ground Floor, 70 Marshall Street, Johannesburg 2001
   PO Box 61051, Marshalltown 2107
   www.computershare.com
   Tel: +27 11 370 5000

   Over-the-Counter American Depositary Receipt (ADR) holders:
   Exxaro has an ADR facility with The Bank of New York (BoNY) under a deposit agreement. ADR holders may instruct BoNY as to how the shares represented by their ADRs should be voted.

   American Depositary Receipt Facility (ADR)
   Bank of New York
   101 Barclay Street
   New York, NY 10286
   www.adrbny.com
   shareowners@bankofny.com
   Tel: +(00-1) 888 815 5133
7. The completion and lodging of this form of proxy will not preclude the relevant member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof.
8. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity or other legal capacity must be attached to this form of proxy, unless previously recorded by the transfer secretaries or waived by the chairman of the annual general meeting.
9. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
10. Notwithstanding the aforegoing, the chairman of the annual general meeting may waive any formalities that would otherwise be a prerequisite for a valid proxy.
11. If any shares are jointly held, all joint members must sign this form of proxy. If more than one of those members is present at the annual general meeting either in person or by proxy, the person whose name first appears in the register shall be entitled to vote.

administration

Secretary and registered office
MS Viljoen
Exxaro Resources Limited
Roger Dyason Road
Pretoria West
Pretoria
0183
PO Box 9229, Pretoria
0001
South Africa
Telephone +27 12 307 5000

Company registration number: 2000/011076/06

JSE share code: EXX
ISIN code: ZAE000084992

Auditors
Deloitte & Touche
Private Bag X6
Gallo Manor
2052

Commercial bankers
Absa Bank Limited

Corporate law advisers
CLS Consulting Services (Pty) Limited

United States ADR Depositary
The Bank of New York
101 Barclay Street
New York NY 10286
United States of America

Sponsor
JP Morgan Equities Limited
1 Fricker Road
Illovo
Johannesburg
2196

Registrars
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown
2107

shareholders' diary

FINANCIAL YEAR-END	31 December
ANNUAL GENERAL MEETING	April/May
REPORTS AND ACCOUNTS	Published
Interim report for the half-year ending 30 June	August
Announcement of annual results	February
Annual report	March
DISTRIBUTION	
Final dividend declaration	February
Payment	March
Interim dividend declaration	August
Payment	September

This report is printed on Cyclus, a paper made entirely from post-consumer waste in a fully environmentally friendly production process where even the by-products are recycled. This makes Cyclus 100% recycled. By printing on Cyclus, Exxaro is playing a part in eliminating a 120kt waste mountain instead of felling trees.

BASTION GRAPHICS



EXXARO CORPORATE CENTRE

Pretoria, South Africa

P: +27 12 307 5000
F: +27 12 307 4760

Roger Dyason Road, Pretoria West 0183, South Africa

PO Box 9229, Pretoria 0001, South Africa

www.exxaro.com

END